As filed with the Securities and Exchange Commission on August 3, 2020
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Virgin Galactic Holdings, Inc.
(Exact name of registrant as specified in its charter)

Delaware	4700	98-1366046
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
166 North Roadrunner Parkway, Suite 1C
Las Cruces, New Mexico 88011
(575) 424-2100
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Michael Colglazier
Chief Executive Officer
166 North Roadrunner Parkway, Suite 1C
Las Cruces, New Mexico 88011
(575) 424-2100
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Justin G. Hamill Drew Capurro Latham & Watkins LLP 885 Third Avenue New York, NY 10022 (212) 906-1200	Michelle Kley Executive Vice President, General Counsel 166 North Roadrunner Parkway, Suite 1C Las Cruces, New Mexico 88011 (575) 424-2100	Gregg A. Noel Howard L. Ellin Skadden, Arps, Slate, Meagher & Flom LLP 300 South Grand Avenue, Suite 3400 Los Angeles, CA 90071 (213) 687-5000

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement is declared effective.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐

Non-accelerated filer	☐	Smaller reporting company	☐

		Emerging growth company	☐
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(2)
Shares of common stock, $0.0001 par value per share	$529,000,000	$68,665
(1)Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended. Includes shares of common stock that the underwriters have an option to purchase.
(2)Calculated pursuant to Rule 457(o) based on an estimate of the proposed maximum aggregate offering price.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.
Subject to Completion, dated August 3, 2020.

PROSPECTUS
Virgin Galactic Holdings, Inc.
20,489,977 Shares of Common Stock
Virgin Galactic Holdings, Inc. is offering 20,489,977 shares of our common stock.
Our common stock is listed on the New York Stock Exchange (the “NYSE”) under the symbol “SPCE.” On July 31, 2020, the last reported sales price of our common stock was $22.45 per share.

	Per Share	Total
Assumed public offering price per share	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds to Virgin Galactic Holdings, Inc., before expenses	$	$
__________________
(1) See “Underwriting” for a description of the compensation payable to the underwriters.
We have granted the underwriters an option for a period of 30 days to purchase up to 3,073,496 additional shares of common stock.
INVESTING IN OUR SECURITIES INVOLVES A HIGH DEGREE OF RISK. SEE “RISK FACTORS” BEGINNING ON PAGE 11 OF THIS PROSPECTUS.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.
The underwriters expect to deliver the shares to purchasers on or about                , 2020.

Credit Suisse		Morgan Stanley
BofA Securities	Barclays	Goldman Sachs & Co. LLC	UBS Investment Bank	Cowen	Jefferies

               , 2020.

ABOUT THIS PROSPECTUS
Neither we nor the underwriters have authorized anyone to provide any information or to make any representations other than those contained in this prospectus prepared by or on behalf of us or to which we have referred you. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares of common stock offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date, regardless of its time of delivery or any sale of shares of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.
Neither we nor the underwriters have taken any action that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons who have come into possession of this prospectus in a jurisdiction outside the United States are required to inform themselves about and to observe any restrictions relating to this offering and the distribution of this prospectus.

PROSPECTUS SUMMARY
The following summary highlights information contained elsewhere in this prospectus. It may not contain all of the information that may be important to you. You should read this entire prospectus carefully, including the section titled “Risk Factors” and our historical consolidated financial statements and related notes included in this prospectus. Except as otherwise indicated herein or as the context otherwise requires, references in this prospectus to “we,” “our,” “us” and the “Company” refer to Virgin Galactic Holdings, Inc. and its subsidiaries.
Overview
We are a vertically-integrated aerospace company, pioneering human spaceflight for private individuals and researchers, as well as a manufacturer of advanced air and space vehicles. Using our proprietary and reusable technologies and supported by a distinctive, Virgin-branded customer experience, we are developing a spaceflight system designed to offer customers, whom we refer to as “future astronauts,” a unique, multi-day, transformative experience. This culminates in a spaceflight that includes views of Earth from space and several minutes of weightlessness that will launch from Spaceport America, New Mexico. We believe that one of the most exciting and significant opportunities of our time lies in the commercial exploration of space and the development of technology that will change the way we travel across the globe in the future. Together we are opening access to space to change the world for good.
Over the past decade, several trends have converged to invigorate the commercial space industry. Rapidly advancing technologies, decreasing costs, open innovation models with improved access to technology and greater availability of capital have driven significant growth in the commercial space market. According to an October 2018 article from the U.S. Chamber of Commerce, the commercial space market is expected to grow 6% per year, from $385 billion in 2017 to at least $1.5 trillion by 2040, reaching 5% of U.S. gross domestic product. As a result of these trends, we believe the exploration of space and the cultivation and monetization of space-related capabilities offer immense potential for the creation of economic value and future growth. Further, we believe we are at the center of these industry trends and well-positioned to capitalize on them by bringing human spaceflight to a broad global population that dreams of traveling to space.
The market for commercial human spaceflight for private individuals is new and untapped. As of June 30, 2020, only 576 humans have ever traveled above the Earth’s atmosphere into space to become officially recognized as astronauts, cosmonauts or taikonauts. Overwhelmingly, these men and women have been government employees handpicked by government space agencies such as the National Aeronautics and Space Administration (“NASA”) and trained over many years at significant expense. Private commercial space travel has been limited to a select group of individuals who were able to reach space, generally only at great personal expense and risk. We are planning to change that. We believe a significant market opportunity exists to provide high net worth individuals with a dynamic spaceflight experience at a fraction of the expense incurred by other private individuals to date. We believe this market opportunity is supported by the approximately 600 reservations and over $80.0 million of deposits we had booked as of July 30, 2020. Additionally, in February 2020, we launched our One Small Step campaign, which allows interested individuals to place a $1,000 refundable registration deposit towards the cost of a future ticket once we reopen ticket sales and as of July 30, 2020, we had received over 700 One Small Step deposits.
We have continued to progress through our test program schedule and our fleet expansion efforts during 2020, despite challenges and delays caused by the COVID-19 pandemic and actions taken in response to the COVID-19 pandemic. We currently expect to advance to the next phase of our test flight program with our first rocket-powered spaceflight from Spaceport America, and our third spaceflight to date, by Fall of 2020. In addition to our internal test flight objectives, this flight will also capture data that will be submitted to the US Federal Aviation Administration (the “FAA”), and upon their review and successful determination, will approve us to fly paying customers under our existing commercial spaceflight license. Following a satisfactory review of the flight performance by our team, we would then plan to conduct a second powered spaceflight with a crew of two test pilots in the cockpit and four mission specialists in the cabin. Presuming the results of these previous flights are as expected, we would plan to fly our founder, Sir Richard Branson, on the third spaceflight from Spaceport America, occurring in the first quarter of 2021.

Over the last 14 years, we have developed an extensive portfolio of proprietary technologies that are embodied in the highly specialized assets that we have developed or leased to enable commercial spaceflight and address these industry trends. These assets include:
•Our carrier aircraft, WhiteKnightTwo. WhiteKnightTwo is a twin-fuselage, custom-built aircraft designed to carry our spaceship, SpaceShipTwo, up to an altitude of approximately 45,000 feet, where the spaceship is released for its flight into space. Our carrier aircraft is designed to launch thousands of SpaceShipTwo flights over its lifetime. This reusable launch platform design provides a flight experience and economics similar to commercial airplanes, and may offer a considerable economic advantage over other potential launch alternatives. Additionally, our carrier aircraft has a rapid turnaround time, enabling it to provide frequent spaceflight launch services for multiple spaceships.
•Our spaceship, SpaceShipTwo. SpaceShipTwo is a reusable spaceship with the capacity to carry two pilots and up to six future astronauts into space before returning them safely to the Earth’s surface. SpaceShipTwo is a rocket-powered winged vehicle designed to achieve a maximum speed of over Mach 3 and has a flight duration, measured from the takeoff of our carrier aircraft to the landing of SpaceShipTwo, of up to approximately 90 minutes. SpaceShipTwo’s cabin has been designed to optimize the future astronaut’s safety, experience and comfort. For example, the sides and ceiling of the spaceship’s cabin are lined by more than a dozen windows, offering future astronauts the ability to view the blackness of space as well as stunning views of the Earth below. With the exception of the rocket motor’s fuel and oxidizer, which must be replenished after each flight, SpaceShipTwo is designed as a wholly reusable spaceship.
•Our hybrid rocket motor, RocketMotorTwo. SpaceShipTwo is powered by a hybrid rocket propulsion system, RocketMotorTwo, that propels it on a trajectory into space. The term “hybrid” rocket refers to the fact that the rocket uses a solid fuel grain cartridge and a liquid oxidizer. The fuel cartridge is consumed over the course of a flight and replaced in between flights. RocketMotorTwo has been designed to provide performance capabilities necessary for spaceflight with a focus on safety, reliability and economy. Its design incorporates comprehensive critical safety features, including the ability to be safely shut down at any time, and its limited number of moving parts increases reliability and robustness for human spaceflight. Furthermore, the motor is made from a benign substance that needs no special or hazardous storage.
•Spaceport America. The future astronaut flight preparation and experience will take place at our operational headquarters at Spaceport America. Spaceport America is the first purpose-built commercial spaceport in the world and serves as the home of our terminal hangar building, officially designated the “Virgin Galactic Gateway to Space.” Spaceport America is located in New Mexico on 27 square miles of desert landscape, with access to 6,000 square miles of restricted airspace running from the ground to space. The restricted airspace will facilitate frequent and consistent flight scheduling by preventing general commercial air traffic from entering the area. Additionally, the desert climate and its relatively predictable weather provide favorable launch conditions year-round. Our license from the FAA includes Spaceport America as a location from which we can launch and land our spaceflight system on a routine basis.
We have designed our spaceflight system with a fundamental focus on safety. Important elements of our safety design include horizontal takeoff and landing, highly reliable and rigorously tested jet engines on our carrier aircraft, two pilots in our carrier aircraft and the spaceship to provide important redundancy, a proprietary feathering system that allows the spaceship to properly align for re-entry with limited pilot input, extensive screening and training of our pilots, and the ability to safely abort at any time during the mission. In 2016, the FAA granted us our commercial space launch license with a limited number of verification and validation steps that must be completed before the FAA will clear us to include future astronauts on our spaceflights. Specifically, we are required by the FAA to submit final integrated vehicle performance results conducted in an operational flight environment, including final configuration of critical systems and aspects of the environmental control system and human factors performance. We have been submitting these verification reports throughout the test program and anticipate that the final two reports will be submitted following the successful completion of our next powered flight from Spaceport America by the end of 2020.

Our goal is to offer our future astronauts an unmatched, safe and affordable journey to space without the need for any special prior experience or significant prior training and preparation. We have worked diligently for over a decade to plan every aspect of the future astronaut’s journey to become an astronaut, drawing on a world-class team with extensive experience with human spaceflight, high-end customer experiences and reliable transportation system operations and safety. Each future astronaut will spend four days at Spaceport America, with the first three days spent on pre-flight training and the spaceflight itself occurring on the fourth day. In space, they will be able to exit their seats and experience weightlessness, floating about the cabin and positioning themselves at one of the many windows around the cabin sides and top. After enjoying several minutes of weightlessness, our astronauts will maneuver back to their own seats to prepare for re-entry and the journey back into the Earth’s atmosphere. Upon landing, astronauts will disembark and join family and friends to celebrate their achievements and receive their astronaut wings.
We have historically sold spaceflight tickets at a price point of up to $250,000 per ticket. Given demand for human spaceflight experiences and the limited available capacity, however, we expect the price of our tickets to increase for a period of time. We also anticipate offering premium pricing options for future astronauts with an interest in further customizing or enhancing their astronaut journey. As of July 30, 2020, we had reservations for approximately 600 spaceflight tickets and over $80.0 million in deposits. We believe these sales are largely attributable to the strength and prominence of the Virgin Galactic brand, which has driven many of our future astronauts directly to us with inbound requests. Additionally, in February 2020, we launched our One Small Step campaign which allows interested individuals to place a $1,000 refundable registration deposit towards the cost of a future ticket once we reopen ticket sales and as of July 30, 2020, we had received over 700 One Small Step deposits. As we transition to full commercialization, we intend to take a more active role in marketing and selling our spaceflight experience. Given that sales of spaceflights are consultative and generally require a one-on-one sales approach, we intend to go to market using our direct sales organization and may expand the reach of that organization using a global network of high-end travel professionals that we refer to as “Accredited Space Agents”.
Our chief executive officer spent more than 30 years working at The Walt Disney Company, most recently as its President and Managing Director, Disney Parks International, and leads a senior management team with extensive experience in the aerospace industry, including the former Chief of Staff for NASA as well as NASA’s space shuttle launch integration manager. Our team of pilots is similarly experienced, with over 216 years of collective flight experience, and includes former test pilots for NASA, the Royal Air Force, the U.S. Air Force, the Italian Air Force and the U.S. Marine Corps. Our commercial team is managed and supported by individuals with significant experience and success in building and growing a commercial spaceflight brand, selling spaceflight reservations and managing the pre-flight future astronaut community.
Risks Associated with Our Business
Our business is subject to a number of risks and uncertainties, including those highlighted under “Risk Factors” immediately following this prospectus summary. These risks include:
•We have incurred significant losses since inception, we expect to incur losses in the future and we may not be able to achieve or maintain profitability.
•The success of our business will be highly dependent on our ability to effectively market and sell human spaceflights.
•A pandemic outbreak of a novel strain of coronavirus, also known as COVID-19, has disrupted and may continue to adversely affect our business operations and our financial results.
•We anticipate commencing commercial spaceflight operations with a single spaceflight system, which has yet to complete flight testing. Any delay in completing the flight test program and the final development of our existing spaceflight system would adversely impact our business, financial condition and results of operations.
•Any inability to operate our spaceflight system after commercial launch at our anticipated flight rate could adversely impact our business, financial condition and results of operations.

•Unsatisfactory safety performance of our spaceflight systems could have a material adverse effect on our business, financial condition and results of operation.
•Our investments in developing new offerings and technologies and exploring the application of our existing proprietary technologies for other uses and those offerings, technologies or opportunities may never materialize.
•The “Virgin” brand is not under our control, and negative publicity related to the Virgin brand name could materially adversely affect our business.
•Our business is subject to a wide variety of extensive and evolving government laws and regulations. Failure to comply with such laws and regulations could have a material adverse effect on our business.
Corporate History and Background
We were initially formed on May 5, 2017 as a Cayman Islands exempted company for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. On October 25, 2019, we domesticated as a Delaware corporation and consummated the merger transactions contemplated by the Agreement and Plan of Merger, dated as of July 29, 2019, as amended on October 2, 2019, by and among us, Vieco USA, Inc. (“Vieco US”), Vieco 10 Limited (“Vieco 10”), TSC Vehicle Holdings, Inc., (“TSCV”), Virgin Galactic Vehicle Holdings, Inc., (“VGVH”), Virgin Galactic Holdings, LLC (“VGH LLC” and, collectively with TSCV and VGVH, the “VG Companies”), and the other parties thereto (the “Virgin Galactic Business Combination”). From the time of our formation to the time of the consummation of the Virgin Galactic Business Combination in October 2019, our name was “Social Capital Hedosophia Holdings Corp.”
Our principal executive offices are located at 166 North Roadrunner Parkway, Suite 1C, Las Cruces, NM 88011, and our telephone number is (575) 424-2100. We maintain a website at www.virgingalactic.com. The information contained on our website is not intended to form a part of, or be incorporated by reference into, this prospectus or the registration statement of which this prospectus is a part.

THE OFFERING

Common Stock Offered by Us	20,489,977 shares

Option to Purchase Additional Shares
We have granted the underwriters an option to purchase up to 3,073,496 additional shares of common stock from us. The underwriters can exercise this option at any time within 30 days from the date of this prospectus.

Common Stock to be Outstanding Immediately After This Offering	230,893,833 shares (or 233,967,329 shares if the underwriters exercise in full their option to purchase additional shares)

Use of Proceeds
We estimate the net proceeds from this offering to us will be approximately $440.8 million, or approximately $507.1 million if the underwriters exercise in full their option to purchase additional shares, assuming a public offering price of $22.45 per share, the last reported sale price of our common stock on the NYSE on July 31, 2020, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.
We intend to use the net proceeds from this offering primarily for general corporate purposes, including working capital, general and administrative matters and capital expenditures.

Risk Factors	See “Risk Factors” and other information included in this prospectus for a discussion of factors that you should consider carefully before deciding to invest in our common stock.

NYSE Market Symbol	Our common stock is listed on the NYSE under the symbol “SPCE”.
The number of shares of common stock to be outstanding after this offering is based on 210,403,856 shares of common stock outstanding as of June 30, 2020, and excludes:
•8,000,000 shares of common stock issuable upon the exercise of a warrant outstanding as of June 30, 2020, with an exercise price of $11.50 per share, originally issued in a private placement that occurred concurrently with our initial public offering (the “Private Placement Warrant”);
•6,285,108 shares of common stock issuable upon the exercise of options outstanding as of June 30, 2020, with a weighted-average exercise price of $11.69 per share;
•2,235,700 shares of common stock issuable upon the vesting and settlement of restricted stock units, or RSUs, outstanding as of June 30, 2020; and
•11,187,947 shares of common stock reserved for future issuance under our 2019 Incentive Award Plan (the “2019 Plan”) as of June 30, 2020.
Unless otherwise indicated, all information in this prospectus assumes or gives effect to:
•no exercise of the outstanding options or settlement of the outstanding RSUs referred to above;
•no exercise of the Private Placement Warrant; and
•no exercise of the underwriters’ option to purchase additional shares from us.

SUMMARY FINANCIAL DATA
The following tables present a summary of our historical financial data for the periods ended on and as of the dates indicated. The consolidated balance sheet data as of June 30, 2020 and consolidated statement of operations data for the six months ended June 30, 2020 and 2019 are derived from our unaudited consolidated financial statements included elsewhere in this prospectus, and the consolidated statements of operation data for the years ended December 31, 2019, 2018 and 2017 are derived from our audited consolidated financial statements included elsewhere in this prospectus. The unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America and on the same basis as our audited financial statements included elsewhere in this prospectus and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary for the fair presentation of our results of operations for the six months ended June 30, 2020 and 2019 and of our financial position as of June 30, 2020. Our historical results are not necessarily indicative of the results that may be expected in the future and results for the six months ended June 30, 2020 are not necessarily indicative of results to be expected for the full year or any other period.
The information is only a summary and should be read in conjunction with our consolidated financial statements and related notes together with the information under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained elsewhere in this prospectus.
The historical consolidated financial statements include certain expenses of Vieco 10, Galactic Ventures, LLC and VO Holdings, Inc. that were allocated to the VG Companies prior to the Virgin Galactic Business Combination for corporate-related and operating functions based on an allocation methodology that considered the VG Companies’ headcount, unless directly attributable to the business. General corporate overhead expense allocations included tax, accounting and auditing professional fees, and certain employee benefits. Operating expense allocations included use of machinery and equipment and other general administrative expense. The allocations may not, however, reflect the expense the VG Companies would have incurred as an independent company for the periods presented. Actual costs that may have been incurred if the VG Companies had been a stand-alone company would have depended on a number of factors, including the chosen organizational structure, what functions were outsourced or performed by employees and strategic decisions made in areas such as information technology and infrastructure. Subsequent to the Virgin Galactic Business Combination, we perform these functions using our own resources or purchased services.

	Six Months Ended June 30,		Years Ended December 31,
	2020	2019	2019	2018	2017
	(Unaudited)
	(In thousands)
Consolidated Statements of Operations and Comprehensive Loss Data:
Revenue	$238	$2,420	$3,781	$2,849	$1,754
Cost of revenue	173	1,284	2,004	1,201	488
Gross profit	65	1,136	1,777	1,648	1,266
Operating expenses:
Selling, general, and administrative expenses	52,802	26,905	82,166	50,902	46,886
Research and development expenses	71,432	61,591	132,873	117,932	93,085
Operating loss	(124,169)	(87,360)	(213,262)	(167,186)	(138,705)
Interest income	1,683	750	2,297	633	241
Interest expense	(17)	(2)	(36)	(10)	(21)
Other income	49	37	128	28,571	453
Loss before income taxes	(122,454)	(86,575)	(210,873)	(137,992)	(138,032)
Income tax (benefit) expense	(6)	86	62	147	155
Net loss	$(122,448)	$(86,661)	$(210,935)	$(138,139)	$(138,187)

	As of June 30, 2020
(in thousands)	Actual	As Adjusted (1)(2)
	(Unaudited)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$359,912	$800,747
Working capital(3)	$301,944	$742,779
Total assets	$490,976	$931,811
Total liabilities	$136,738	$136,738
Total stockholders’ equity	$354,238	$795,073
______________
(1)Gives effect to the sale by us of 20,489,977 shares of common stock in this offering at an assumed public offering price of $22.45 per share, the last reported sale price of our common stock on the NYSE on July 31, 2020, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.
(2)Each $1.00 increase (decrease) in the assumed public offering price of $22.45 per share, the last reported sale price of our common stock on the NYSE on July 31, 2020, would increase (decrease) the as adjusted amount of each of cash and cash equivalents, working capital, total assets and total stockholders’ equity by approximately $19.7 million, assuming the number of shares we are offering, as set forth on the cover page of this prospectus, remains the same, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. Each increase (decrease) of 1,000,000 in the number of shares we are offering would increase (decrease) the as adjusted amounts of each of cash, cash equivalents and marketable securities, working capital, total assets and total stockholders’ equity by approximately $21.6 million, assuming the assumed public offering price per share remains the same, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. The as adjusted information is illustrative only, and will depend on the actual public offering price, number of shares offered and other terms of this offering determined at pricing.
(3)We define working capital as current assets less current liabilities. See our financial statements and related notes included in this prospectus for further details regarding our current assets and current liabilities.

Non-GAAP Financial Measures
In evaluating our business and operating results, our management uses certain financial measures that are not prepared in accordance with generally accepted accounting principles in the United States, or GAAP, including adjusted EBITDA, non-GAAP selling, general, and administrative expense and non-GAAP research and development expense. We define adjusted EBITDA as earnings before interest expense, taxes, depreciation and amortization, stock-based compensation, and certain other items we believe are not indicative of our core operating performance. We define non-GAAP selling, general, and administrative expenses as selling, general, and administrative expenses other than stock-based compensation and non-capitalized transaction costs, and non-GAAP research and development expenses as research and development expenses other than stock-based compensation. We believe that presenting these non-GAAP financial measures provides useful supplemental information to investors about us in understanding and evaluating our operating results, enhancing the overall understanding of our past performance and future prospects, and allowing for greater transparency with respect to key financial metrics used by our management in financial and operational-decision making. However, there are a number of limitations related to the use of non-GAAP measures and their nearest GAAP equivalents. For example, other companies may calculate non-GAAP measures differently, or may use other measures to calculate their financial performance, and therefore any non-GAAP measures we use may not be directly comparable to similarly titled measures of other companies. None of these non-GAAP financial measures is a substitute for or superior to measures of financial performance prepared in accordance with GAAP, and should not be considered as an alternative to any other performance measures derived in accordance with GAAP.
Our adjusted EBITDA, non-GAAP selling, general, and administrative expense and non-GAAP research and development expense for the periods presented were as follows:

	Six Months Ended June 30,
	2020	2019
	(Unaudited and in thousands)
Adjusted EBITDA	$(107,070)	$(83,367)
Non-GAAP selling, general, administration expenses	$45,688	$26,905
Non-GAAP research and development expenses	$67,899	$61,591
Adjusted EBITDA
The following table sets forth reconciliations of our net loss to adjusted EBITDA for the periods presented:

	Six Months Ended June 30,
	2020	2019
	(Unaudited and in thousands)
Net Loss	$(122,448)	$(86,661)
Interest expense	17	2
Income tax (benefit) expense	(6)	86
Depreciation and amortization	4,720	3,206
Non-capitalized transaction costs	697	—
Stock based compensation	9,950	—
Adjusted EBITDA	$(107,070)	$(83,367)

Non-GAAP Selling, General and Administrative Expenses
The following table sets forth reconciliations of our selling, general and administrative expenses to non-GAAP selling, general and administrative expenses for the periods presented:

	Six Months Ended June 30,
	2020	2019
	(Unaudited and in thousands)
Selling, general, and administrative expenses	$52,802	$26,905
Stock-based compensation	6,417	—
Non-GAAP research and development expenses	697	—
Non-GAAP selling, general, administrative expenses	$45,688	$26,905
Non-GAAP Research and Development Expenses
The following table sets forth reconciliations of our research and development expenses to non-GAAP research and development expenses for the periods presented:

	Six Months Ended June 30,
	2020	2019
	(Unaudited and in thousands)
Research and development expenses	$71,432	$61,591
Stock-based compensation	3,533	—
Non-GAAP research and development expenses	$67,899	$61,591

RISK FACTORS
Our operations and financial results are subject to various risks and uncertainties including those described below. You should consider carefully the risks and uncertainties described below, in addition to the other information contained in this prospectus, including our consolidated financial statements and related notes. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that we are unaware of, or that we currently believe are not material, may also become important factors that adversely affect our business. If any of the following risks or others not specified below materialize, our business, financial condition and results of operations could be materially and adversely affected. In that case, the trading price of our common stock could decline.
Risks Related to Our Business
We have incurred significant losses since inception, we expect to incur losses in the future and we may not be able to achieve or maintain profitability.
We have incurred significant losses since inception. We incurred net losses of $122.4 million for the six months ended June 30, 2020 and $210.9 million, $138.1 million and $138.2 million for the years ended December 31, 2019, 2018 and 2017, respectively. While we have generated limited revenue from flying payloads into space, we have not yet started commercial human spaceflight operations, and it is difficult for us to predict our future operating results. As a result, our losses may be larger than anticipated, and we may not achieve profitability when expected, or at all, and even if we do, we may not be able to maintain or increase profitability.
We expect our operating expenses to increase over the next several years as we move towards commercial launch of our human spaceflight operations, continue to attempt to streamline our manufacturing process, increase our flight cadence, hire more employees and continue research and development efforts relating to new products and technologies. These efforts may be more costly than we expect and may not result in increased revenue or growth in our business. Any failure to increase our revenue sufficiently to keep pace with our investments and other expenses could prevent us from achieving or maintaining profitability or positive cash flow. Furthermore, if our future growth and operating performance fail to meet investor or analyst expectations, or if we have future negative cash flow or losses resulting from our investment in acquiring future astronauts or expanding our operations, this could have a material adverse effect on our business, financial condition and results of operations.
The success of our business will be highly dependent on our ability to effectively market and sell human spaceflights.
We have generated only limited revenue from spaceflight, and we expect that our success will be highly dependent, especially in the foreseeable future, on our ability to effectively market and sell human spaceflight experiences. We have limited experience in marketing and selling human spaceflights, which we refer to as our astronaut experience, and if we are unable to utilize our current sales organization effectively, or to expand our sales organization as needed, in order to adequately target and engage our potential future astronauts, our business may be adversely affected. To date, we have primarily sold the reservations for our astronaut experience to future astronauts through direct sales and have sold a limited number of seats each year. Since 2014, we have not been actively selling our astronaut experience. Our success depends, in part, on our ability to attract new future astronauts in a cost-effective manner. While we had a backlog of approximately 600 future astronauts as of July 30, 2020, we are making, and we expect that we will need to make, significant investments in order to attract new future astronauts. Our sales growth is dependent upon our ability to implement strategic initiatives and these initiatives may not be effective in generating sales growth. In addition, marketing campaigns, which we have not historically utilized, can be expensive and may not result in the acquisition of future astronauts in a cost-effective manner, if at all. Further, as our brand becomes more widely known, future marketing campaigns or brand content may not attract new future astronauts at the same rate as past campaigns or brand content. If we are unable to attract new future astronauts, our business, financial condition and results of operations will be harmed.

A pandemic outbreak of a novel strain of coronavirus, also known as COVID-19, has disrupted and may continue to adversely affect our business operations and our financial results.
The global spread of COVID-19 has disrupted certain aspects of our operations and may adversely impact our business operations, including our ability to execute on our business strategy and goals. Specifically, the continued spread of COVID-19 and precautionary actions taken related to COVID-19 have adversely impacted, and are expected to continue to adversely impact, our operations, including our ability to complete the development of our spaceflight systems, or our spaceflight test programs; causing delays or disruptions in our supply chain; and decreasing our operational efficiency in space flight system manufacturing, maintenance, ground operations and flight operations. They may also delay our implementation of additional internal control measures to improve our internal control over financial reporting.
Additionally, many jurisdictions, including in California, New Mexico and the United Kingdom, where most of our workforce is located, have imposed, or in the future may impose or continue to impose, “shelter-in-place” orders, quarantines or similar orders or restrictions to control the spread of COVID-19 by restricting non-essential activities and business operations. Compliance with these orders has disrupted and may continue to disrupt our standard operations, including disruption of operations necessary to complete the development of our spaceflight systems and postponement of our scheduled spaceflight test programs. For example, consistent with the actions taken by governmental authorities, we initially reduced and then temporarily suspended on-site operations at our facilities in Mojave and Spaceport America in March 2020. On account of use categorization as an essential activity, we resumed some limited operations in April 2020 and have continued to gradually ramp up on-site operations towards pre-pandemic levels as we have developed revised operational and manufacturing plans that conform to the latest COVID-19 health precautions, while almost all of the remaining workforce remains working from home. We are taking additional measures within our facilities to ensure the health and safety of our employees, which include universal facial coverings, rearranging facilities to follow social distancing protocols, conducting active daily temperature checks and undertaking regular and thorough disinfecting of surfaces and tools. However, we have experienced COVID-19 illness in our workforce, and there can be no assurances that these measures will prevent a future outbreak of COVID-19 within our workforce. These measures have also resulted in the reduction of operational efficiency within our impacted workforce, and we expect they will continue to do so. In addition to existing travel restrictions, countries may continue to close borders, impose prolonged quarantines, or further restrict travel, which could adversely impact our business and results of operations.
The pandemic has also resulted in, and may continue to result in, significant disruption and volatility of global financial markets. This disruption and volatility may adversely impact our ability to access capital, which could in the future negatively affect our liquidity and capital resources. Given the rapid and evolving nature of the impact of the virus, responsive measures taken by governmental authorities and the uncertainty about its impact on society and the global economy, we cannot predict the extent to which it will affect our global operations, particularly if these impacts persist or worsen over an extended period of time. To the extent COVID-19 adversely affects our business operations and financial results, it may also have the effect of heightening many of the other risks described in this “Risk Factors” section.
The market for commercial human spaceflight has not been established with precision, is still emerging and may not achieve the growth potential we expect or may grow more slowly than expected.
The market for commercial human spaceflight has not been established with precision and is still emerging. Our estimates for the total addressable market for commercial human spaceflight are based on a number of internal and third-party estimates, including our current backlog, the number of consumers who have expressed interest in our astronaut experience, assumed prices at which we can offer our astronaut experience, assumed flight cadence, our ability to leverage our current manufacturing and operational processes and general market conditions. While we believe our assumptions and the data underlying our estimates are reasonable, these assumptions and estimates may not be correct and the conditions supporting our assumptions or estimates may change at any time, thereby reducing the predictive accuracy of these underlying factors. As a result, our estimates of the annual total addressable market for our astronaut experience, as well as the expected growth rate for the total addressable market for that experience, may prove to be incorrect.

We anticipate commencing commercial spaceflight operations with a single spaceflight system, which has yet to complete flight testing. Any delay in completing the flight test program and the final development of our existing spaceflight system would adversely impact our business, financial condition and results of operations.
We expect to commence commercial operations with a single spaceflight system, with both the spaceship and the carrier craft being needed to conduct commercial spaceflight operations. While we have already been issued a commercial spaceflight license by the FAA, a series of verification reports are required to be submitted to the FAA before we are able to fly commercial paying customers on our spaceflight system. Following each flight test we undertake, we analyze the resulting data and determine whether additional changes to the spaceflight system are required. Historically, changes have been required and implementing those changes has resulted in additional delay and expense. For example, an unanticipated in-flight incident involving an earlier model of SpaceShipTwo manufactured and operated by a third-party contractor, led to the loss of that spaceship and significant delays in the planned launch of our spaceflight system as we addressed design and safety concerns, including with applicable regulators. If issues like this arise or recur, if our remediation measures and process changes do not continue to be successful or if we experience issues with manufacturing improvements or design and safety of either the spaceship or the carrier craft that comprise our spaceflight system, the anticipated launch of our commercial human spaceflight operations could be delayed.
Any inability to operate our spaceflight system after commercial launch at our anticipated flight rate could adversely impact our business, financial condition and results of operations.
Even if we complete development and commence commercial human spaceflight operations, we will be dependent on a single spaceflight system. To be successful, we will need to maintain a sufficient flight rate, which will be negatively impacted if we are not able to operate that system for any reason. We may be unable to operate our current spaceflight system at our anticipated flight rate for a number of reasons, including, but not limited to, unexpected weather patterns, maintenance issues, pilot error, design and engineering flaws, natural disasters, epidemics or pandemics, changes in governmental regulations or in the status of our regulatory approvals or applications or other events that force us to cancel or reschedule flights. Our spaceflight systems are highly sophisticated and depend on complex technology, and we require them to meet rigorous performance goals that may from time to time necessitate that we replace critical components or hardware. In the event we need to replace any components or hardware of our spaceflight system, there are limited numbers of replacement parts available, some of which have significant lead time associated with procurement or manufacture, so any failure of our systems or their components or hardware to meet those standards could result in reduced numbers of flights and significant delays to our planned growth.
Our ability to grow our business depends on the successful development of our spaceflight systems and related technology, which is subject to many uncertainties, some of which are beyond our control.
Our current primary research and development objectives focus on the development of our existing and any additional spaceflight systems and related technology. If we do not complete this development in our anticipated timeframes or at all, our ability to grow our business will be adversely affected. The successful development of our spaceflight systems and related technology involves many uncertainties, some of which are beyond our control, including:
•the impact of the COVID-19 pandemic on us, our customers, suppliers and distributors, and the global economy;
•timing in finalizing spaceflight systems design and specifications;
•successful completion of flight test programs, including flight safety tests;
•our ability to obtain additional applicable approvals, licenses or certifications from regulatory agencies, if required, and maintaining current approvals, licenses or certifications;
•performance of our manufacturing facilities despite risks that disrupt productions, such as natural disasters and hazardous materials;

•performance of a limited number of suppliers for certain raw materials and supplied components;
•performance of our third-party contractors that support our research and development activities;
•our ability to maintain rights from third parties for intellectual properties critical to our research and development activities; and
•our ability to continue funding and maintaining our research and development activities.
Unsatisfactory safety performance of our spaceflight systems could have a material adverse effect on our business, financial condition and results of operation.
We manufacture and operate highly sophisticated spaceflight systems and offer a specialized astronaut experience that depends on complex technology. While we have built operational processes to ensure that the design, manufacture, performance and servicing of our spaceflight systems meet rigorous performance goals, there can be no assurance that we will not experience operational or process failures and other problems, including through manufacturing or design defects, pilot error, cyber-attacks or other intentional acts, that could result in potential safety risks. Any actual or perceived safety issues may result in significant reputational harm to our businesses, in addition to tort liability, maintenance, increased safety infrastructure and other costs that may arise. Such issues with our spaceflight systems or customer safety could result in delaying or cancelling planned flights, increased regulation or other systemic consequences. Our inability to meet our safety standards or adverse publicity affecting our reputation as a result of accidents, mechanical failures, damages to customer property or medical complications could have a material adverse effect on our business, financial condition and results of operation.
We may not be able to convert our orders in backlog, deposits or inbound inquiries about flight reservations into revenue.
As of July 30, 2020, our backlog represents orders for approximately 600 future astronauts for which we have not yet recognized revenue. While many of these orders were accompanied by a significant deposit, the deposits are largely refundable and the reservations may be cancelled under certain circumstances without penalty. Additionally, we have received over 700 One Small Step deposits as of July 30, 2020, which are for only $1,000 per deposit and are also fully refundable. As a result, we may not receive revenue from these orders and deposits, and any order backlog or other deposits we report may not be indicative of our future revenue. Similarly, the deposits we have received to date from customers interested in an orbital space program are all currently refundable.
Many events may cause a delay in our ability to fulfill reservations or cause planned spaceflights to not be completed at all, some of which may be out of our control, including unexpected weather patterns, maintenance issues, natural disasters, epidemics or pandemics, changes in governmental regulations or in the status of our regulatory approvals or applications or other events that force us to cancel or reschedule flights. If we delay spaceflights or if future astronauts reconsider their astronaut experience, those future astronauts may seek to cancel their planned spaceflight, and may obtain a full or partial refund.
We have not yet tested flights at our anticipated full passenger capacity of our spaceship.
To date, only one of our test flights included a crew member that was not a pilot. The success of our human spaceflight operations will depend on our achieving and maintaining a sufficient level of passenger capacity on our spaceflights. We have not yet tested flights with a full cabin and it is possible that the number of passengers per flight may not meet our expectations for a number of factors, including maximization of the passenger experience and satisfaction. Any decrease from our assumptions in the number of passengers per flight could adversely impact our ability to generate revenue at the rate we anticipate.
Any delays in the development and manufacture of additional spaceflight systems and related technology may adversely impact our business, financial condition and results of operations.
We have previously experienced, and may experience in the future, delays or other complications in the design, manufacture, launch, production, delivery and servicing ramp of new spaceflight systems and related technology, including on account of the global COVID-19 health crisis. If delays like this arise or recur, if our remediation measures and process changes do not continue to be successful or if we experience issues with planned manufacturing improvements or design and safety, we could experience issues in sustaining the ramp of our spaceflight system or delays in increasing production further.
If we encounter difficulties in scaling our delivery or servicing capabilities, if we fail to develop and successfully commercialize spaceflight technologies, if we fail to develop such technologies before our competitors, or if such technologies fail to perform as expected, are inferior to those of our competitors or are perceived as less safe than those of our competitors, our business, financial condition and results of operations could be materially and adversely impacted.
Our investments in developing new offerings and technologies and exploring the application of our existing proprietary technologies for other uses and those offerings, technologies or opportunities may never materialize.
While our primary focus for the foreseeable future will be on commercializing human spaceflight, we have invested certain of our resources in developing new technologies, services, products and offerings, such as high speed point-to-point travel and programs related to orbital spaceflight, and expect that we may invest a more significant amount of resources to those purposes in the future. However, we may not realize the expected benefits of these investments. These anticipated technologies, services, products and offerings are unproven and subject to significant continued design and development efforts, may take longer than anticipated to materialize, if at all, and may never be commercialized in a way that would allow us to generate revenue from the sale of these technologies, services, products and offerings. Relatedly, if such technologies become viable offerings in the future, we may be subject to competition, some of which may have substantially greater monetary and knowledge resources than we have and expect to have in the future to devote to the development of these technologies. We may also seek to expand the application of our existing proprietary technology in new and unproven offerings. Further, under the terms of an amended and restated trademark license agreement (the “Amended TMLA”), our ability to operationalize some of the technologies may be dependent upon the consent of Virgin Enterprises Limited (“VEL”). Such competition or any limitations on our ability to take advantage of such technologies could impact our market share, which could have a material adverse effect on our business, financial condition and results of operations.
Such research and development initiatives may also have a high degree of risk and involve unproven business strategies and technologies with which we have limited operating or development experience. They may involve claims and liabilities (including, but not limited to, personal injury claims), expenses, regulatory challenges and other risks that we may not be able to anticipate. There can be no assurance that consumer demand for such initiatives will exist or be sustained at the levels that we anticipate, or that any of these initiatives will gain sufficient traction or market acceptance to generate sufficient revenue to offset any new expenses or liabilities associated with these new investments. Further, any such research and development efforts could distract management from current operations, and would divert capital and other resources from our more established offerings and technologies. Even if we were to be successful in developing new products, services, offerings or technologies, regulatory authorities may subject us to new rules or restrictions in response to our innovations that may increase our expenses or prevent us from successfully commercializing new products, services, offerings or technologies.
If we are unable to adapt to and satisfy customer demands in a timely and cost-effective manner, our ability to grow our business may suffer.
The success of our business depends in part on effectively managing and maintaining our existing spaceflight system, manufacturing more spaceflight systems, operating a sufficient number of spaceflights to meet customer demand and providing future astronauts with an astronaut experience that meets or exceeds their expectations. If for any reason we are unable to manufacture new spaceflight systems or are unable to schedule spaceflights as planned, this could have a material adverse effect on our business, financial condition and results of operations. If our current or future spaceflight systems do not meet expected performance or quality standards, including with respect to customer safety and satisfaction, this could cause operational delays. In addition, any delay in manufacturing new spacecraft as planned could cause us to operate our existing spaceflight system more frequently than planned and in such a manner that may increase maintenance costs. Further, flight operations within restricted airspace require advance scheduling and coordination with government range owners and other users, and any high priority national defense assets will have priority in the use of these resources, which may impact our cadence of spaceflight operations or could result in cancellations or rescheduling. Any operational or manufacturing delays or other unplanned changes to our ability to operate spaceflights could have a material adverse effect on our business, financial condition and results of operations.
We may be unable to manage our future growth effectively, which could make it difficult to execute our business strategy.
If our operations continue to grow as planned, of which there can be no assurance, we will need to expand our sales and marketing, research and development, customer and commercial strategy, products and services, supply, and manufacturing and distribution functions. We will also need to continue to leverage our manufacturing and operational systems and processes, and there is no guarantee that we will be able to scale the business and the manufacture of spacecraft as currently planned or within the planned timeframe. The continued expansion of our business may also require additional manufacturing and operational facilities, as well as space for administrative support, and there is no guarantee that we will be able to find suitable locations or partners for the manufacture and operation of our spaceflight systems.
Our continued growth could increase the strain on our resources, and we could experience operating difficulties, including difficulties in hiring, training and managing an increasing number of pilots and employees, finding manufacturing capacity to produce our spaceflight systems and related equipment, and delays in production and spaceflights. These difficulties may result in the erosion of our brand image, divert the attention of management and key employees and impact financial and operational results. In addition, in order to continue to expand our fleet of spacecraft and increase our presence around the globe, we expect to incur substantial expenses as we continue to attempt to streamline our manufacturing process, increase our flight cadence, hire more employees, and continue research and development efforts relating to new products and technologies and expand internationally. If we are unable to drive commensurate growth, these costs, which include lease commitments, headcount and capital assets, could result in decreased margins, which could have a material adverse effect on our business, financial condition and results of operations.
Our prospects and operations may be adversely affected by changes in consumer preferences and economic conditions that affect demand for our spaceflights.
Because our business is currently concentrated on a single, discretionary product category, commercial human spaceflight, we are vulnerable to changes in consumer preferences or other market changes. The global economy has in the past, and will in the future, experience recessionary periods and periods of economic instability, including the current business disruption and related financial impact resulting from the global COVID-19 health crisis. During such periods, our future astronauts may be more inclined to have us refund their deposits with us, and our potential future astronauts may choose not to make discretionary purchases or may reduce overall spending on discretionary purchases, which may include not scheduling spaceflight experiences or cancelling existing reservations for spaceflight experiences. There could be a number of other effects from adverse general business and economic conditions on our business, including insolvency of any of our third-party suppliers or contractors, decreased consumer confidence, decreased discretionary spending and reduced consumer demand for spaceflight experiences. Moreover, future shifts in consumer spending away from our spaceflight experience for any reason, including decreased consumer confidence, adverse economic conditions or heightened competition, could have a material adverse effect on our business, financial condition and results of operations. If such business and economic conditions are experienced in future periods, this could reduce our sales and adversely affect our profitability, as demand for discretionary purchases may diminish during economic downturns, which could have a material adverse effect on our business, financial condition and results of operations.
Adverse publicity stemming from any incident involving us or our competitors, or an incident involving a commercial airline or other air travel provider, could have a material adverse effect on our business, financial condition and results of operations.
We are at risk of adverse publicity stemming from any public incident involving our company, our people or our brand. If our personnel or one of our spaceflight systems, or the personnel or spacecraft of one of our competitors or the personnel or aircraft of a commercial airline or governmental agency, were to be involved in a public incident, accident or catastrophe this could create an adverse public perception of spaceflight and result in decreased customer demand for spaceflight experiences, which could cause a material adverse effect on our business, financial conditions and results of operations. Further, if our personnel or our spaceflight systems were to be involved in a public incident, accident or catastrophe, we could be exposed to significant reputational harm or potential legal liability. Any reputational harm to our business could cause future astronauts with existing reservations to cancel their spaceflights and could significantly impact our ability to make future sales. The insurance we carry may be inapplicable or inadequate to cover any such incident, accident or catastrophe. In the event that our insurance is inapplicable or not adequate, we may be forced to bear substantial losses from an incident or accident.
Due to the inherent risks associated with commercial spaceflight, there is the possibility that any accident or catastrophe could lead to the loss of human life or a medical emergency.
Human spaceflight is an inherently risky activity that can lead to accidents or catastrophes impacting human life. For example, on October 31, 2014, VSS Enterprise, an earlier model of SpaceShipTwo manufactured and operated by a third-party contractor, had an accident during a rocket-powered test flight. The pilot was seriously injured, the co-pilot was fatally injured and the vehicle was destroyed. As part of its 2015 accident investigation report, the National Transportation Safety Board (the “NTSB”) determined that the probable cause of the accident related to the failure by a third-party contractor to consider and protect against the possibility that a single human error could result in a catastrophic hazard to the vehicle. After the accident, we assumed responsibility for the completion of the flight test program and submitted a report to the NTSB that listed the actions we were taking for reducing the likelihood and effect of human error. This included modification of the feather lock control mechanism to add automatic inhibits that would prevent inadvertent operation during safety critical periods of flight. We have implemented and repeatedly demonstrated the efficacy of these actions, including implementing more rigorous protocols and procedures for safety-critical aircrew actions, requiring additional training for pilots that focuses on response protocols for safety critical actions, and eliminating certain single-point human performance actions that could potentially lead to similar accidents. We believe the steps we have taken are sufficient to address the issues noted in the NTSB’s report; however, it is impossible to completely eliminate the potential for human error, and there is a possibility that other accidents may occur in the future as a result of human error or for a variety of other reasons, some of which may be out of our control. Any such accident could result in substantial losses to us, including reputational harm and legal liability, and, as a result, could have a material adverse effect on our business, financial condition and results of operations.
Following this offering, we may still require substantial additional funding to finance our operations, but adequate additional financing may not be available when we need it, on acceptable terms or at all.
Prior to the Virgin Galactic Business Combination, we financed our operations and capital expenditures primarily through cash flows financed by Vieco 10. Even following this offering, we could be required to raise capital through public or private financing or other arrangements. Such financing may not be available on acceptable terms, or at all, and our failure to raise capital when needed could harm our business. For example, the global COVID-19 health crisis and related financial impact has resulted in, and may continue to result in, significant disruption and volatility of global financial markets that could adversely impact our ability to access capital. We may sell equity securities or debt securities in one or more transactions at prices and in a manner as we may determine from time to time. If we sell any such securities in subsequent transactions, our current investors may be materially diluted. Any debt financing, if available, may involve restrictive covenants and could reduce our operational flexibility or profitability. If we cannot raise funds on acceptable terms, we may not be able to grow our business or respond to competitive pressures.
Certain future operational facilities may require significant expenditures in capital improvements and operating expenses to develop and foster basic levels of service needed by the spaceflight operation, and the ongoing need to maintain existing operational facilities requires us to expend capital.
As part of our growth strategy, we may utilize additional spaceports outside the United States. Construction of a spaceport or other facilities in which we conduct our operations may require significant capital expenditures to develop, and in the future we may be required to make similar expenditures to expand, improve or construct adequate facilities for our spaceflight operations. While Spaceport America was funded by the State of New Mexico and we intend to pursue similar arrangements in the future, we cannot assure that such arrangements will be available to us on terms similar to those we have with the State of New Mexico or at all. If we cannot secure such an arrangement, we would need to use cash flows from operations or raise additional capital in order to construct additional spaceports or facilities. In addition, as Spaceport America and any other facilities we may utilize mature, our business will require capital expenditures for the maintenance, renovation and improvement of such existing locations to remain competitive and maintain the value of our brand standard. This creates an ongoing need for capital, and, to the extent we cannot fund capital expenditures from cash flows from operations, we will need to borrow or otherwise obtain funds. If we cannot access the capital we need, we may not be able to execute on our growth strategy, take advantage of future opportunities or respond to competitive pressures. If the costs of funding new locations or renovations or enhancements at existing locations exceed budgeted amounts or the time for building or renovation is longer than anticipated, our business, financial condition and results of operations could be materially adversely affected.
We rely on a limited number of suppliers for certain raw materials and supplied components. We may not be able to obtain sufficient raw materials or supplied components to meet our manufacturing and operating needs, or obtain such materials on favorable terms, which could impair our ability to fulfill our orders in a timely manner or increase our costs of production.
Our ability to produce our current and future spaceflight systems and other components of operation is dependent upon sufficient availability of raw materials and supplied components, such as nitrous oxide, valves, tanks, special alloys, helium and carbon fiber, which we secure from a limited number of suppliers. Our reliance on suppliers to secure these raw materials and supplied components exposes us to volatility in the prices and availability of these materials. We may not be able to obtain sufficient supply of raw materials or supplied components, on favorable terms or at all, which could result in delays in manufacture of our spacecraft or increased costs. For example, there are only a few nitrous oxide plants around the world and if one or more of these plants were to experience a slowdown in operations or to shutdown entirely, including as a result of the COVID-19 outbreak, we may need to qualify new suppliers or pay higher prices to maintain the supply of nitrous oxide needed for our operations.
In addition, we have in the past and may in the future experience delays in manufacture or operation as we go through the requalification process with any replacement third-party supplier, as well as the limitations imposed by the International Traffic in Arms Regulations (“ITAR”) and other restrictions on transfer of sensitive technologies. Additionally, the imposition of tariffs on such raw materials or supplied components could have a material adverse effect on our operations. Prolonged disruptions in the supply of any of our key raw materials or components, difficulty qualifying new sources of supply, implementing use of replacement materials or new sources of supply or any volatility in prices could have a material adverse effect on our ability to operate in a cost-efficient, timely manner and could cause us to experience cancellations or delays of scheduled spaceflights, customer cancellations or reductions in our prices and margins, any of which could harm our business, financial condition and results of operations.
Our spaceflight systems and related equipment may have shorter useful lives than we anticipate.
Our growth strategy depends in part on the continued operation of our current spaceflight system and related equipment, as well as the manufacture of other spaceflight systems in the future. Each spaceflight system has a limited useful life, which is driven by the number of cycles that the system undertakes. While the vehicle is designed for a certain number of cycles, known as the design life, there can be no assurance as to the actual operational life of a spaceflight system or that the operational life of individual components will be consistent with its design life. A number of factors impact the useful lives of the spaceflight systems, including, among other things, the quality of their design and construction, the durability of their component parts and availability of any replacement components, the actual combined environment experienced compared to the assumed combined environment for which the spaceflight systems were designed and tested and the occurrence of any anomaly or series of anomalies or other risks affecting the spaceflight systems during launch, flight and reentry. In addition, we are continually learning, and as our engineering and manufacturing expertise and efficiency increases, we aim to leverage this learning to be able to manufacture our spaceflight systems and related equipment using less of our currently installed equipment, which could render our existing inventory obsolete. Any continued improvements in spaceflight technology may make obsolete our existing spaceflight systems or any component of our spacecraft prior to the end of its life. If the spaceflight systems and related equipment have shorter useful lives than we currently anticipate, this may lead to delays in commencing commercial spaceflights or increasing the rate of our commercial spaceflights, or greater maintenance costs than previously anticipated such that the cost to maintain the spacecraft and related equipment may exceed their value, which would have a material adverse effect on our business, financial condition and results of operations.
Failure of third-party contractors could adversely affect our business.
We are dependent on various third-party contractors to develop and provide critical technology, systems and components required for our spaceflight system. For example, each spaceflight currently requires replenishment of certain components of our RocketMotorTwo (as defined below) propulsion system that we obtain from third-party contractors. Should we experience complications with any of these components, which are critical to the operation of our spacecraft, we may need to delay or cancel scheduled spaceflights. We face the risk that any of our contractors may not fulfill their contracts and deliver their products or services on a timely basis, or at all. We have experienced, and may in the future experience, operational complications with our contractors. The ability of our contractors to effectively satisfy our requirements could also be impacted by such contractors’ financial difficulty or damage to their operations caused by fire, terrorist attack, natural disaster, pandemic, such as the current COVID-19 outbreak, or other events. The failure of any contractors to perform to our expectations could result in shortages of certain manufacturing or operational components for our spacecraft or delays in spaceflights and harm our business. Our reliance on contractors and inability to fully control any operational difficulties with our third-party contractors could have a material adverse effect on our business, financial condition and results of operations.
We expect to face intense competition in the commercial spaceflight industry and other industries in which we may develop products.
The commercial spaceflight industry is still developing and evolving, but we expect it to be highly competitive. Currently, our primary competitor in establishing a commercial suborbital spaceflight offering is Blue Origin, a privately funded company founded in 2000. In addition, we are aware of several large, well-funded, public and private entities actively engaged in developing products within the aerospace industry, including SpaceX and Boeing. While these companies are currently focused on providing orbital spaceflight transportation to government agencies, a fundamentally different product from ours, we cannot assure you that one or more of these companies will not shift their focus to include suborbital spaceflight and directly compete with us in the future. We may also explore the application of our proprietary technologies for other uses, such as high speed point-to-point travel, where the industry is even earlier in its development.
Many of our current and potential competitors are larger and have substantially greater resources than we have and expect to have in the future. They may also be able to devote greater resources to the development of their current and future technologies or the promotion and sale of their offerings, or offer lower prices. Our current and potential competitors may also establish cooperative or strategic relationships amongst themselves or with third parties that may further enhance their resources and offerings. Further, it is possible that domestic or foreign companies or governments, some with greater experience in the aerospace industry or greater financial resources than we possess, will seek to provide products or services that compete directly or indirectly with ours in the future. Any such foreign competitor, for example, could benefit from subsidies from, or other protective measures by, its home country.
We believe our ability to compete successfully as a commercial provider of human spaceflight does and will depend on a number of factors, which may change in the future due to increased competition, including the price of our offerings, consumer confidence in the safety of our offerings, consumer satisfaction for the experiences we offer, and the frequency and availability of our offerings. If we are unable to compete successfully, our business, financial condition and results of operations could be adversely affected.

The “Virgin” brand is not under our control, and negative publicity related to the Virgin brand name could materially adversely affect our business.
We possess certain exclusive and non-exclusive rights to use the name and brand “Virgin Galactic” and the Virgin signature logo pursuant to the Amended TMLA. We believe the “Virgin” brand is integral to our corporate identity and represents quality, innovation, creativity, fun, a sense of competitive challenge and employee-friendliness. We expect to rely on the general goodwill of consumers and our pilots and employees towards the Virgin brand as part of our internal corporate culture and external marketing strategy. The Virgin brand is also licensed to and used by a number of other companies unrelated to us and in a variety of industries, and the integrity and strength of the Virgin brand will depend in large part on the efforts and the licensor and any other licensees of the Virgin brand and how the brand is used, promoted and protected by them, which will be outside of our control. Consequently, any adverse publicity in relation to the Virgin brand name or its principals, or in relation to another Virgin-branded company over which we have no control or influence, could have a material adverse effect on our business, financial condition and results of operations.
If we fail to adequately protect our proprietary intellectual property rights, our competitive position could be impaired and we may lose valuable assets, generate reduced revenue and incur costly litigation to protect our rights.
Our success depends, in part, on our ability to protect our proprietary intellectual property rights, including certain methodologies, practices, tools, technologies and technical expertise we utilize in designing, developing, implementing and maintaining applications and processes used in our spaceflight systems and related technologies. To date, we have relied primarily on trade secrets and other intellectual property laws, non-disclosure agreements with our employees, consultants and other relevant persons and other measures to protect our intellectual property, and intend to continue to rely on these and other means, including patent protection, in the future. However, the steps we take to protect our intellectual property may be inadequate, and we may choose not to pursue or maintain protection for our intellectual property in the United States or foreign jurisdictions. We will not be able to protect our intellectual property if we are unable to enforce our rights or if we do not detect unauthorized use of our intellectual property. Despite our precautions, it may be possible for unauthorized third parties to copy our technology and use information that we regard as proprietary to create technology that competes with ours.
Further, the laws of some countries do not protect proprietary rights to the same extent as the laws of the United States, and mechanisms for enforcement of intellectual property rights in some foreign countries may be inadequate. To the extent we expand our international activities, our exposure to unauthorized copying and use of our technologies and proprietary information may increase. Accordingly, despite our efforts, we may be unable to prevent third parties from infringing upon, misappropriating or otherwise violating our technology and intellectual property.
We rely in part on trade secrets, proprietary know-how and other confidential information to maintain our competitive position. Although we enter into nondisclosure and invention assignment agreements with our employees, enter into non-disclosure agreements with our future astronauts, consultants and other parties with whom we have strategic relationships and business alliances and enter into intellectual property assignment agreements with our consultants and vendors, no assurance can be given that these agreements will be effective in controlling access to and distribution of our technology and proprietary information. Further, these agreements do not prevent our competitors from independently developing technologies that are substantially equivalent or superior to our products.
We rely on licenses from third parties for intellectual property that is critical to our business, and we would lose the rights to use such intellectual property if those agreements were terminated or not renewed.
We rely on licenses from third parties for certain intellectual property that is critical to our branding and corporate identity, as well as the technology used in our spacecraft. Termination of our current or future license agreements could cause us to have to negotiate new or restated agreements with less favorable terms or cause us to lose our rights under the original agreements.

In the case of our branding, we will not own the Virgin brand or any other Virgin-related assets, as we will license the right to use the Virgin brand pursuant to the Amended TMLA. Virgin controls the Virgin brand, and the integrity and strength of the Virgin brand will depend in large part on the efforts and businesses of Virgin and the other licensees of the Virgin brand and how the brand is used, promoted and protected by them, which will be outside of our control. For example, negative publicity or events affecting or occurring at Virgin or other entities who use the Virgin brand, including transportation companies and/or other entities unrelated to us that presently or in the future may license the Virgin brand, may negatively impact the public’s perception of us, which may have a material adverse effect on our business, contracts, financial condition, operating results, liquidity and prospects.
In addition, there are certain circumstances under which the Amended TMLA may be terminated in its entirety, including our material breach of the Amended TMLA (subject to a cure period, if applicable), our insolvency, our improper use of the Virgin brand, our failure to commercially launch a spaceflight for paying passengers by a specified date, if we are unable to undertake any commercial flights for paying passengers for a specified period (other than in connection with addressing a significant safety issue), and our undergoing of a change of control to an unsuitable buyer, including a competitor of VEL’s group. Termination of the Amended TMLA would eliminate our rights to use the Virgin brand and may result in our having to negotiate a new or reinstated agreement with less favorable terms or cause us to lose our rights under the Amended TMLA, including our right to use the Virgin brand, which would require us to change our corporate name and undergo other significant rebranding efforts. These rebranding efforts may require significant resources and expenses and may affect our ability to attract and retain future astronauts, all of which may have a material adverse effect on our business, contracts, financial condition, operating results, liquidity and prospects.
In the case of a loss of technology used in our spaceflight systems, we may not be able to continue to manufacture certain components for our spacecraft or for our operations or may experience disruption to our manufacturing processes as we test and requalify any potential replacement technology. Even if we retain the licenses, the licenses may not be exclusive with respect to such component design or technologies, which could aid our competitors and have a negative impact on our business.
Protecting and defending against intellectual property claims may have a material adverse effect on our business.
Our success depends in part upon successful prosecution, maintenance, enforcement and protection of our owned and licensed intellectual property, including the Virgin brand and other intellectual property that we license from Virgin under the Amended TMLA. Under the terms of the Amended TMLA, Virgin has the primary right to take actions to obtain, maintain, enforce and protect the Virgin brand. If, following our written request, Virgin elects not take an action to maintain, enforce or protect the Virgin brand, we may do so, at our expense, subject to various conditions including that so long as doing so would not have a material adverse effect on Virgin, any of Virgin’s other licensees or the Virgin brand and we reasonably believe failing to do so would materially adversely affect our business. Should Virgin determine not to maintain, enforce or protect the Virgin brand, we and/or the Virgin brand could be materially harmed and we could incur substantial cost if we elect to take any such action.
To protect our intellectual property rights, we may be required to spend significant resources to monitor and protect these rights. Litigation may be necessary in the future to enforce our intellectual property rights and to protect our trade secrets. Such litigation could be costly, time consuming and distracting to management and could result in the impairment or loss of portions of our intellectual property. Furthermore, our efforts to enforce our intellectual property rights may be met with defenses, counterclaims and countersuits attacking the validity and enforceability of our intellectual property rights. Our inability to protect our proprietary technology, as well as any costly litigation or diversion of our management’s attention and resources, could disrupt our business, as well as have a material adverse effect on our financial condition and results of operations. The results of intellectual property litigation are difficult to predict and may require us to stop using certain technologies or offering certain services or may result in significant damage awards or settlement costs. There is no guarantee that any action to defend, maintain or enforce our owned or licensed intellectual property rights will be successful, and an adverse result in any such proceeding could have a material adverse impact on our business, financial condition, operating results and prospects.

In addition, we may from time to time face allegations that we are infringing, misappropriating or otherwise violating the intellectual property rights of third parties, including the intellectual property rights of our competitors. We may be unaware of the intellectual property rights that others may claim cover some or all of our technology or services. Irrespective of the validity of any such claims, we could incur significant costs and diversion of resources in defending against them, and there is no guarantee any such defense would be successful, which could have a material adverse effect on our business, contracts, financial condition, operating results, liquidity and prospects.
Even if these matters do not result in litigation or are resolved in our favor or without significant cash settlements, these matters, and the time and resources necessary to litigate or resolve them, could divert the time and resources of our management team and harm our business, our operating results and our reputation.
We have government customers, which subjects us to risks including early termination, audits, investigations, sanctions and penalties.
We derive limited revenue from contracts with the National Aeronautics and Space Administration (“NASA”) and the U.S. government and may enter into additional contracts with the U.S. or foreign governments in the future, and this subjects us to statutes and regulations applicable to companies doing business with the government, including the Federal Acquisition Regulation. These government contracts customarily contain provisions that give the government substantial rights and remedies, many of which are not typically found in commercial contracts and which are unfavorable to contractors. For instance, most U.S. government agencies include provisions that allow the government to unilaterally terminate or modify contracts for convenience, and in that event, the counterparty to the contract may generally recover only its incurred or committed costs and settlement expenses and profit on work completed prior to the termination. If the government terminates a contract for default, the defaulting party may be liable for any extra costs incurred by the government in procuring undelivered items from another source.
Some of our federal government contracts are subject to the approval of appropriations being made by the U.S. Congress to fund the expenditures under these contracts. In addition, government contracts normally contain additional requirements that may increase our costs of doing business, reduce our profits, and expose us to liability for failure to comply with these terms and conditions. These requirements include, for example:
•specialized disclosure and accounting requirements unique to government contracts;
•financial and compliance audits that may result in potential liability for price adjustments, recoupment of government funds after such funds have been spent, civil and criminal penalties, or administrative sanctions such as suspension or debarment from doing business with the U.S. government;
•public disclosures of certain contract and company information; and
•mandatory socioeconomic compliance requirements, including labor requirements, non-discrimination and affirmative action programs and environmental compliance requirements.
Government contracts are also generally subject to greater scrutiny by the government, which can initiate reviews, audits and investigations regarding our compliance with government contract requirements. In addition, if we fail to comply with government contract laws, regulations and contract requirements, our contracts may be subject to termination, and we may be subject to financial and/or other liability under our contracts, the Federal Civil False Claims Act (including treble damages and other penalties), or criminal law. In particular, the False Claims Act’s “whistleblower” provisions also allow private individuals, including present and former employees, to sue on behalf of the U.S. government. Any penalties, damages, fines, suspension, or damages could adversely affect our ability to operate our business and our financial results.

If we commercialize outside the United States, we will be exposed to a variety of risks associated with international operations that could materially and adversely affect our business.
As part of our growth strategy, we may leverage our initial U.S. operations to expand internationally. In that event, we expect that we would be subject to additional risks related to entering into international business relationships, including:
•restructuring our operations to comply with local regulatory regimes;
•identifying, hiring and training highly skilled personnel;
•unexpected changes in tariffs, trade barriers and regulatory requirements;
•economic weakness, including inflation, or political instability in foreign economies and markets;
•compliance with tax, employment, immigration and labor laws for employees living or traveling abroad;
•foreign taxes, including withholding of payroll taxes;
•the need for U.S. government approval to operate our spaceflight systems outside the United States;
•foreign currency fluctuations, which could result in increased operating expenses and reduced revenue;
•government appropriation of assets;
•workforce uncertainty in countries where labor unrest is more common than in the United States; and
•disadvantages of competing against companies from countries that are not subject to U.S. laws and regulations, including anti-corruption laws and anti-money laundering regulations, as well as exposure of our foreign operations to liability under these regulatory regimes.
Our business is subject to a wide variety of extensive and evolving government laws and regulations. Failure to comply with such laws and regulations could have a material adverse effect on our business.
We are subject to a wide variety of laws and regulations relating to various aspects of our business, including with respect to our spaceflight system operations, employment and labor, health care, tax, privacy and data security, health and safety, and environmental issues. Laws and regulations at the foreign, federal, state and local levels frequently change, especially in relation to new and emerging industries, and we cannot always reasonably predict the impact from, or the ultimate cost of compliance with, current or future regulatory or administrative changes. We monitor these developments and devote a significant amount of management’s time and external resources towards compliance with these laws, regulations and guidelines, and such compliance places a significant burden on management’s time and other resources, and it may limit our ability to expand into certain jurisdictions. Moreover, changes in law, the imposition of new or additional regulations or the enactment of any new or more stringent legislation that impacts our business could require us to change the way we operate and could have a material adverse effect on our sales, profitability, cash flows and financial condition.
Failure to comply with these laws, such as with respect to obtaining and maintaining licenses, certificates, authorizations and permits critical for the operation of our business, may result in civil penalties or private lawsuits, or the suspension or revocation of licenses, certificates, authorizations or permits, which would prevent us from operating our business. For example, commercial space launches, reentry of our spacecraft and the operation of our spaceflight system in the United States require licenses and permits from certain agencies of the Department of Transportation, including the U.S. Federal Aviation Administration (the “FAA”), and review by other agencies of the U.S. Government, including the Department of Defense, Department of State, NASA, and the Federal Communications Commission. License approval includes an interagency review of safety, operational, national security, and foreign policy and international obligations implications, as well as a review of foreign ownership. In 2016, the FAA granted us our commercial space launch license with a limited number of verification and validation steps that we must complete before we can include future astronauts on our spaceflights. While we are in the process of completing those steps, which includes submission to the FAA of final integrated vehicle performance results conducted in an operational flight environment, delays in FAA action allowing us to conduct spaceflights with future astronauts on board imposed by the agency could adversely affect our ability to operate our business and our financial results.
Additionally, the FAA and other state government agencies also enforce informed consent and cross-waiver requirements for spaceflight participants and have the authority to regulate training and medical requirements for crew. Certain related federal and state laws provide for indemnification or immunity in the event of certain losses. However, this indemnification is subject to limits, and money to be used for indemnification under federal laws is still subject to appropriation by Congress. Furthermore, no such claim regarding the immunity provided by these informed consent provisions has been brought in New Mexico or in federal courts, and we are unable to determine whether the protections provided by applicable laws or regulations would be upheld by U.S. or foreign courts.
Moreover, regulation of our industry is still evolving, and new or different laws or regulations could affect our operations, increase direct compliance costs for us or cause any third-party suppliers or contractors to raise the prices they charge us because of increased compliance costs. For example, the FAA has an open notice of proposed rulemaking relating to commercial space launches, which could affect us and our operations. Application of these laws to our business may negatively impact our performance in various ways, limiting the collaborations we may pursue, further regulating the export and re-export of our products, services, and technology from the United States and abroad, and increasing our costs and the time necessary to obtain required authorization. The adoption of a multi-layered regulatory approach to any one of the laws or regulations to which we are or may become subject, particularly where the layers are in conflict, could require alteration of our manufacturing processes or operational parameters which may adversely impact our business. Potential conflicts between U.S. policy and international law defining the altitude above the earth’s surface where “space” begins and defining the status of, and obligations toward, spaceflight participants could introduce an additional level of legal and commercial complexity. We may not be in complete compliance with all such requirements at all times and, even when we believe we are in complete compliance, a regulatory agency may determine that we are not.
We are subject to stringent U.S. export and import control laws and regulations. Unfavorable changes in these laws and regulations or U.S. government licensing policies, our failure to secure timely U.S. government authorizations under these laws and regulations, or our failure to comply with these laws and regulations could have a material adverse effect on our business, financial condition and results of operation.
Our business is subject to stringent U.S. import and export control laws and regulations as well as economic sanctions laws and regulations. We are required to import and export our products, software, technology and services, as well as run our operations in the United States, in full compliance with such laws and regulations, which include the U.S. Export Administration Regulations, ITAR, and economic sanctions administered by the Treasury Department’s Office of Foreign Assets Controls. Similar laws that impact our business exist in other jurisdictions. These foreign trade controls prohibit, restrict, or regulate our ability to, directly or indirectly, export, deemed export, re-export, deemed re-export or transfer certain hardware, technical data, technology, software, or services to certain countries and territories, entities, and individuals, and for end uses. If we are found to be in violation of these laws and regulations, it could result in civil and criminal liabilities, monetary and non-monetary penalties, the loss of export or import privileges, debarment and reputational harm.
Pursuant to these foreign trade control laws and regulations, we are required, among other things, to (i) maintain a registration under ITAR, (ii) determine the proper licensing jurisdiction and export classification of products, software, and technology, and (iii) obtain licenses or other forms of U.S. government authorization to engage in the conduct of our spaceflight business. The authorization requirements include the need to get permission to release controlled technology to foreign person employees and other foreign persons. Changes in U.S. foreign trade control laws and regulations, or reclassifications of our products or technologies, may restrict our operations. The inability to secure and maintain necessary licenses and other authorizations could negatively impact our ability to compete successfully or to operate our spaceflight business as planned. Any changes in the export control regulations or U.S. government licensing policy, such as those necessary to implement U.S. government commitments to multilateral control regimes, may restrict our operations. Given the great discretion the government has in issuing or denying such authorizations to advance U.S. national security and foreign policy interests, there can be no assurance we will be successful in our future efforts to secure and maintain necessary licenses, registrations, or other U.S. government regulatory approvals.
Failure to comply with federal, state and foreign laws and regulations relating to privacy, data protection and consumer protection, or the expansion of current or the enactment of new laws or regulations relating to privacy, data protection and consumer protection, could adversely affect our business and our financial condition.
We collect, store, process, and use personal information and other customer data, including medical information, and we rely in part on third parties that are not directly under our control to manage certain of these operations and to collect, store, process and use payment information. Due to the volume and sensitivity of the personal information and data we and these third parties manage and expect to manage in the future, as well as the nature of our customer base, the security features of our information systems are critical. A variety of federal, state and foreign laws and regulations govern the collection, use, retention, sharing and security of this information. Laws and regulations relating to privacy, data protection and consumer protection are evolving and subject to potentially differing interpretations. These requirements may not be harmonized, may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another or may conflict with other rules or our practices. As a result, our practices may not have complied or may not comply in the future with all such laws, regulations, requirements and obligations. For example, in January 2020, the California Consumer Privacy Act (“CCPA”) took effect, which provides new data privacy rights for consumers in California and new operational requirements for companies doing business in California. Compliance with the new obligations imposed by the CCPA depends in part on how particular regulators interpret and apply them. If we fail to comply with the CCPA or if regulators assert that we have failed to comply with the CCPA, we may be subject to certain fines or other penalties.
We expect that new industry standards, laws and regulations will continue to be proposed regarding privacy, data protection and information security in many jurisdictions, including the European e-Privacy Regulation, which is currently in draft form. We cannot yet determine the impact such future laws, regulations and standards may have on our business. Complying with these evolving obligations is costly. For instance, expanding definitions and interpretations of what constitutes “personal data” (or the equivalent) within the United States, the European Economic Area (the “EEA”) and elsewhere may increase our compliance costs and legal liability.
As we have expanded our international presence, we are also subject to additional privacy rules, many of which, such as the European Union’s General Data Protection Regulation (the “GDPR”) and national laws supplementing the GDPR, such as in the United Kingdom, are significantly more stringent than those currently enforced in the United States. The law requires companies to meet stringent requirements regarding the handling of personal data of individuals located in the EEA. These more stringent requirements include expanded disclosures to inform future astronauts about how we may use their personal data through external privacy notices, increased controls on profiling future astronauts and increased rights for data subjects (including future astronauts and employees) to access, control and delete their personal data. In addition, there are mandatory data breach notification requirements. The law also includes significant penalties for noncompliance, which may result in monetary penalties of up to the higher of €20.0 million or 4% of a group’s worldwide turnover for the preceding financial year for the most serious violations. The GDPR and other similar regulations require companies to give specific types of notice and informed consent is required for the placement of a cookie or similar technologies on a user’s device for online tracking for behavioral advertising and other purposes and for direct electronic marketing, and the GDPR also imposes additional conditions in order to satisfy such consent, such as a prohibition on pre-checked tick boxes and bundled consents, thereby requiring future astronauts to affirmatively consent for a given purpose through separate tick boxes or other affirmative action.
A significant data breach or any failure, or perceived failure, by us to comply with any federal, state or foreign privacy or consumer protection-related laws, regulations or other principles or orders to which we may be subject or other legal obligations relating to privacy or consumer protection could adversely affect our reputation, brand and business, and may result in claims, investigations, proceedings or actions against us by governmental entities or others or other penalties or liabilities or require us to change our operations and/or cease using certain data sets. Depending on the nature of the information compromised, we may also have obligations to notify users, law enforcement or payment companies about the incident and may need to provide some form of remedy, such as refunds, for the individuals affected by the incident.

Failures in, or incidents involving, our technology infrastructure could damage our business, reputation and brand and substantially harm our business and results of operations.
If our data and network infrastructure were to fail, or if we were to suffer an interruption or degradation of services in our data center, third-party cloud, and other infrastructure environments, we could lose important manufacturing and technical data, which could harm our business. Our facilities, as well as the facilities of third-parties that maintain or have access to our data or network infrastructure, are vulnerable to damage or interruption from earthquakes, hurricanes, floods, fires, cyber security attacks, terrorist attacks, power losses, telecommunications failures and similar events. In the event that our or any third-party provider’s systems or service abilities are hindered by any of the events discussed above, our ability to operate may be impaired. A decision to close facilities without adequate notice, or other unanticipated problems, could adversely impact our operations. Any of the aforementioned risks may be augmented if our or any third-party provider’s business continuity and disaster recovery plans prove to be inadequate. Our data center, third-party cloud, and managed service provider infrastructure also could be subject to break-ins, cyber attacks, sabotage, intentional acts of vandalism and other misconduct, from a spectrum of actors ranging in sophistication from threats common to most industries to more advanced and persistent, highly organized adversaries. Any security breach, including personal data breaches, or incident, including cybersecurity incidents, that we experience could result in unauthorized access to, misuse of or unauthorized acquisition of our internal sensitive corporate data, such as financial data, intellectual property, or data related to contracts with commercial or government customers or partners, as well as our future astronauts’ data. Such unauthorized access, misuse, acquisition, or modification of sensitive data may result in data loss, corruption or alteration, interruptions in our operations or damage to our computer hardware or systems or those of our employees, customers and future astronauts. We have been the target of cyber attacks involving the unauthorized breach or attempted breach of our systems, and although we have taken and continue to take steps to enhance our cybersecurity posture, we cannot assure that future cyber incidents will not occur or that our systems will not be targeted or breached in the future. Moreover, negative publicity arising from these types of disruptions could damage our reputation. We may not carry sufficient business interruption insurance to compensate us for losses that may occur as a result of any events that cause interruptions in our service. Significant unavailability of our services due to attacks could cause users to cease using our services and materially and adversely affect our business, prospects, financial condition and results of operations.
We use complex proprietary software in our technology infrastructure, which we seek to continually update and improve. Replacing such systems is often time-consuming and expensive, and can also be intrusive to daily business operations. Further, we may not always be successful in executing these upgrades and improvements, which may occasionally result in a failure of our systems. We may experience periodic system interruptions from time to time. Any slowdown or failure of our underlying technology infrastructure could harm our business, reputation and ability to acquire and serve our future astronauts, which could materially adversely affect our results of operations. Our disaster recovery plan or those of our third-party providers may be inadequate, and our business interruption insurance may not be sufficient to compensate us for the losses that could occur.
We are highly dependent on our senior management team and other highly skilled personnel, and if we are not successful in attracting or retaining highly qualified personnel, we may not be able to successfully implement our business strategy.
Our success depends, in significant part, on the continued services of our senior management team and on our ability to attract, motivate, develop and retain a sufficient number of other highly skilled personnel, including pilots, manufacturing and quality assurance, engineering, design, finance, marketing, sales and support personnel. Our senior management team has extensive experience in the aerospace industry, and we believe that their depth of experience is instrumental to our continued success. The loss of any one or more members of our senior management team, for any reason, including resignation or retirement, could impair our ability to execute our business strategy and have a material adverse effect on our business, financial condition and results of operations.
Competition for qualified highly skilled personnel can be strong, and we can provide no assurance that we will be successful in attracting or retaining such personnel now or in the future. We have not yet started commercial spaceflight operations, and our estimates of the required team size to support our estimated flight rates may require increases in staffing levels that may require significant capital expenditure. Further, any inability to recruit, develop and retain qualified employees may result in high employee turnover and may force us to pay significantly higher wages, which may harm our profitability. Additionally, we do not carry key personnel insurance for any of our management executives, and the loss of any key employee or our inability to recruit, develop and retain these individuals as needed, could have a material adverse effect on our business, financial condition and results of operations.
Any acquisitions, partnerships or joint ventures that we enter into could disrupt our operations and have a material adverse effect on our business, financial condition and results of operations.
From time to time, we may evaluate potential strategic acquisitions of businesses, including partnerships or joint ventures with third parties. We may not be successful in identifying acquisition, partnership and joint venture candidates. In addition, we may not be able to continue the operational success of such businesses or successfully finance or integrate any businesses that we acquire or with which we form a partnership or joint venture. We may have potential write-offs of acquired assets and/or an impairment of any goodwill recorded as a result of acquisitions. Furthermore, the integration of any acquisition may divert management’s time and resources from our core business and disrupt our operations or may result in conflicts with our business. Any acquisition, partnership or joint venture may not be successful, may reduce our cash reserves, may negatively affect our earnings and financial performance and, to the extent financed with the proceeds of debt, may increase our indebtedness. We cannot ensure that any acquisition, partnership or joint venture we make will not have a material adverse effect on our business, financial condition and results of operations.
We are subject to many hazards and operational risks that can disrupt our business, including interruptions or disruptions in service at our primary facilities, which could have a material adverse effect on our business, financial condition and results of operations.
Our operations are subject to many hazards and operational risks inherent to our business, including general business risks, product liability and damage to third parties, our infrastructure or properties that may be caused by fires, floods and other natural disasters, power losses, telecommunications failures, terrorist attacks, human errors and similar events. Additionally, our manufacturing operations are hazardous at times and may expose us to safety risks, including environmental risks and health and safety hazards to our employees or third parties.
Moreover, our commercial spaceflight operations were recently moved to operate entirely out of a single facility, Spaceport America, in New Mexico, and our manufacturing operations are based in Mojave, California. Any significant interruption due to any of the above hazards and operational to the manufacturing or operation of our spaceflight systems at one of our primary facilities, including from weather conditions, growth constraints, performance by third-party providers (such as electric, utility or telecommunications providers), failure to properly handle and use hazardous materials, failure of computer systems, power supplies, fuel supplies, infrastructure damage, disagreements with the owners of the land on which our facilities are located, or damage sustained to our runway could result in manufacturing delays or the delay or cancellation of our spaceflights and, as a result, could have a material adverse effect on our business, financial condition and results of operations.
In addition, Spaceport America is run by a state agency, the New Mexico Spaceport Authority, and there may be delays or impacts to operations due to considerations unique to doing business with a government agency. For example, governmental agencies often have an extended approval process for service contracts, which may result in delays or limit the timely operation of our Spaceport America facilities.
Moreover, our insurance coverage may be inadequate to cover our liabilities related to such hazards or operational risks. In addition, passenger insurance may not be accepted or may be prohibitive to procure. Moreover, we may not be able to maintain adequate insurance in the future at rates we consider reasonable and commercially justifiable, and insurance may not continue to be available on terms as favorable as our current arrangements. The occurrence of a significant uninsured claim, or a claim in excess of the insurance coverage limits maintained by us, could harm our business, financial condition and results of operations.

Natural disasters, unusual weather conditions, epidemic outbreaks, terrorist acts and political events could disrupt our business and flight schedule.
The occurrence of one or more natural disasters such as tornadoes, hurricanes, fires, floods and earthquakes, unusual weather conditions, epidemic or pandemic outbreaks, terrorist attacks or disruptive political events in certain regions where our facilities are located, or where our third-party contractors’ and suppliers’ facilities are located, could adversely affect our business. Natural disasters including tornados, hurricanes, floods and earthquakes may damage our facilities or those of our suppliers, which could have a material adverse effect on our business, financial condition and results of operations. Severe weather, such as rainfall, snowfall or extreme temperatures, may impact the ability for spaceflight to occur as planned, resulting in additional expense to reschedule the operation and customer travel plans, thereby reducing our sales and profitability. Terrorist attacks, actual or threatened acts of war or the escalation of current hostilities, or any other military or trade disruptions impacting our domestic or foreign suppliers of components of our products, may impact our operations by, among other things, causing supply chain disruptions and increases in commodity prices, which could adversely affect our raw materials or transportation costs. These events also could cause or act to prolong an economic recession or depression in the United States or abroad, such as the current business disruption and related financial impact resulting from the global COVID-19 health crisis. To the extent these events also impact one or more of our suppliers or contractors or result in the closure of any of their facilities or our facilities, we may be unable to maintain spaceflight schedules, provide other support functions to our astronaut experience or fulfill our other contracts. In addition, the disaster recovery and business continuity plans we have in place currently are limited and are unlikely to prove adequate in the event of a serious disaster or similar event. We may incur substantial expenses as a result of the limited nature of our disaster recovery and business continuity plans and, more generally, any of these events could cause consumer confidence and spending to decrease, which could adversely impact our commercial spaceflight operations.
We have identified two material weaknesses in our internal control over financial reporting and may identify additional material weaknesses in the future or otherwise fail to maintain an effective system of internal control, which may result in material misstatements of our financial statements or cause us to fail to meet our periodic reporting obligations.
In connection with the audit of our consolidated financial statements as of and for the years ended December 31, 2019 and 2018, we identified two material weaknesses in our internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The first material weakness is related to the lack of a sufficient number of personnel to execute, review and approve all aspects of the financial statement close and reporting process. This material weakness may not allow for us to have proper segregation of duties and the ability to close our books and records and report our results, including required disclosures, on a timely basis. The second material weakness arises from the need to augment our information technology and application controls.
We are in the process of designing and implementing measures to improve our internal control over financial reporting to remediate the material weaknesses, primarily by implementing additional review procedures within our accounting and finance department, hiring additional staff, designing and implementing information technology and application controls in our financially significant systems, and, if appropriate, engaging external accounting experts to supplement our internal resources in our computation and review processes. While we are designing and implementing measures to remediate the material weaknesses, we cannot predict the success of such measures or the outcome of our assessment of these measures at this time. We can give no assurance that these measures will remediate either of the deficiencies in internal control or that additional material weaknesses or significant deficiencies in our internal control over financial reporting will not be identified in the future. Our failure to implement and maintain effective internal control over financial reporting could result in errors in our financial statements that may lead to a restatement of our financial statements or cause us to fail to meet our reporting obligations.
As a public company, we are generally required, pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting for each Annual Report on Form 10-K to be filed with the U.S. Securities and Exchange Commission (the “SEC”), starting with our annual report for the year ending December 31, 2020. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting. Beginning with our Annual Report on Form 10-K for the year ending December 31, 2020, our independent registered public accounting firm will also be required to attest to the effectiveness of our internal control over financial reporting. We are required to disclose changes made in our internal control and procedures on a quarterly basis. To comply with the requirements of being a public company, we are undertaking, and expect to undertake, various actions, such as implementing new internal controls and procedures and hiring accounting or internal audit staff. Failure to comply with the Sarbanes-Oxley Act could potentially subject us to sanctions or investigations by the SEC, the NYSE or other regulatory authorities, which would require additional financial and management resources.
Our operating results may fluctuate significantly, which makes our future operating results difficult to predict and could cause our operating results to fall below expectations or any guidance we may provide.
Our quarterly and annual operating results may fluctuate significantly, which makes it difficult for us to predict our future operating results. These fluctuations may occur due to a variety of factors, many of which are outside of our control, including:
•the number of flights we schedule for a period, the number of seats we are able to sell in any given spaceflight and the price at which we sell them;
•unexpected weather patterns, maintenance issues, natural disasters or other events that force us to cancel or reschedule flights;
•the cost of raw materials or supplied components critical for the manufacture and operation of our spaceflight system;
•the timing and cost of, and level of investment in, research and development relating to our technologies and our current or future facilities;
•developments involving our competitors;
•changes in governmental regulations or in the status of our regulatory approvals or applications;
•future accounting pronouncements or changes in our accounting policies;
•the impact of epidemics or pandemics, including current business disruption and related financial impact resulting from the global COVID-19 health crisis; and
•general market conditions and other factors, including factors unrelated to our operating performance or the operating performance of our competitors.
The individual or cumulative effects of factors discussed above could result in large fluctuations and unpredictability in our quarterly and annual operating results. As a result, comparing our operating results on a period-to-period basis may not be meaningful.
This variability and unpredictability could also result in our failing to meet the expectations of industry or financial analysts or investors for any period. If our revenue or operating results fall below the expectations of analysts or investors or below any guidance we may provide, or if the guidance we provide is below the expectations of analysts or investors, the price of our common stock could decline substantially. Such a stock price decline could occur even when we have met any previously publicly stated guidance we may provide.

The historical financial results of the VG Companies and our unaudited pro forma financial information included elsewhere in this prospectus may not be indicative of what our actual financial position or results of operations would have been.
The historical financial results of the VG Companies included in this prospectus do not reflect the financial condition, results of operations or cash flows we would have achieved as a standalone company during the periods presented or that we will achieve in the future. This is primarily the result of the following factors:
•the VG Companies’ historical financial results reflect charges for certain support functions that are now provided to us under the transition services agreements that we entered into in connection with the Virgin Galactic Business Combination;
•the VG Companies’ historical financial results reflect charges for the use of certain intellectual property licensed from Virgin under a prior trademark license agreement, which was replaced with the Amended TMLA in connection with the Virgin Galactic Business Combination;
•we have only recently started incurring, and will continue to incur, additional ongoing costs as a result of the Virgin Galactic Business Combination, including costs related to public company reporting, investor relations and compliance with the Sarbanes-Oxley Act; and
•our capital structure is different from that reflected in the VG Companies’ historical financial statements prior to the Virgin Galactic Business Combination.
Similarly, our unaudited pro forma financial information in this prospectus is presented for illustrative purposes only. Accordingly, such pro forma financial information may not be indicative of our future operating or financial performance and our actual financial condition and results of operations may vary materially from our pro forma results of operations and balance sheet contained elsewhere in this prospectus.
We may become involved in litigation that may materially adversely affect us.
From time to time, we may become involved in various legal proceedings relating to matters incidental to the ordinary course of our business, including intellectual property, commercial, product liability, employment, class action, whistleblower and other litigation and claims, and governmental and other regulatory investigations and proceedings. Such matters can be time-consuming, divert management’s attention and resources, cause us to incur significant expenses or liability or require us to change our business practices. Because of the potential risks, expenses and uncertainties of litigation, we may, from time to time, settle disputes, even where we believe that we have meritorious claims or defenses. Because litigation is inherently unpredictable, we cannot assure you that the results of any of these actions will not have a material adverse effect on our business.
We are subject to environmental regulation and may incur substantial costs.
We are subject to federal, state, local and foreign laws, regulations and ordinances relating to the protection of the environment, including those relating to emissions to the air, discharges to surface and subsurface waters, safe drinking water, greenhouse gases and the management of hazardous substances, oils and waste materials. Federal, state and local laws and regulations relating to the protection of the environment may require a current or previous owner or operator of real estate to investigate and remediate hazardous or toxic substances or petroleum product releases at or from the property. Under federal law, generators of waste materials, and current and former owners or operators of facilities, can be subject to liability for investigation and remediation costs at locations that have been identified as requiring response actions. Compliance with environmental laws and regulations can require significant expenditures. In addition, we could incur costs to comply with such current or future laws and regulations, the violation of which could lead to substantial fines and penalties.
We may have to pay governmental entities or third parties for property damage and for investigation and remediation costs that they incurred in connection with any contamination at our current and former properties without regard to whether we knew of or caused the presence of the contaminants. Liability under these laws may be strict, joint and several, meaning that we could be liable for the costs of cleaning up environmental contamination regardless of fault or the amount of waste directly attributable to us. Even if more than one person may have been responsible for the contamination, each person covered by these environmental laws may be held responsible for all of the clean-up costs incurred. Environmental liabilities could arise and have a material adverse effect on our financial condition and performance. We do not believe, however, that pending environmental regulatory developments in this area will have a material effect on our capital expenditures or otherwise materially adversely affect its operations, operating costs, or competitive position.
Changes in tax laws or regulations may increase tax uncertainty and adversely affect results of our operations and our effective tax rate.
We will be subject to taxes in the United States and certain foreign jurisdictions. Due to economic and political conditions, tax rates in various jurisdictions, including the United States, may be subject to change. Our future effective tax rates could be affected by changes in the mix of earnings in countries with differing statutory tax rates, changes in the valuation of deferred tax assets and liabilities and changes in tax laws or their interpretation. In addition, we may be subject to income tax audits by various tax jurisdictions. Although we believe our income tax liabilities are reasonably estimated and accounted for in accordance with applicable laws and principles, an adverse resolution by one or more taxing authorities could have a material impact on the results of our operations.
Risks Related to Our Ownership Structure
Virgin Investments Limited and the other stockholders that are party to the Stockholders’ Agreement have the ability to control the direction of our business, and the concentrated ownership of our common stock will prevent you and other stockholders from influencing significant decisions.
Pursuant to the terms of the stockholders’ agreement entered in connection with the consummation of the Virgin Galactic Business Combination (the “Stockholders’ Agreement”), we are required to take all necessary action to cause the specified designees of Virgin Investments Limited (“VIL”) and Chamath Palihapitiya, the chairman of our board of directors, to be nominated to serve on our board of directors, and each of the holders that is party to the Stockholders’ Agreement is required, among other things, to vote all of our securities held by such party in a manner necessary to elect the individuals designated by such holders. For so long as these parties hold a substantial amount of our common stock, they will be able to effectively control the composition of our board of directors, which in turn will be able to control all matters affecting us, subject to the terms of the Stockholders’ Agreement, including:
•any determination with respect to our business direction and policies, including the appointment and removal of officers and, in the event of a vacancy on our board of directors, additional or replacement directors;
•any determinations with respect to mergers, business combinations or disposition of assets;
•determination of our management policies;
•our financing policy;
•our compensation and benefit programs and other human resources policy decisions; and
•the payment of dividends on our common stock.
Additionally, VIL has a contractual right to be able to influence the outcome of corporate actions so long as it owns a significant portion of our total outstanding shares of common stock. Specifically, under the terms of the Stockholders’ Agreement, for so long as VIL and Aabar Space, Inc. (“Aabar”) continue to beneficially own, in the aggregate, at least 25% of the shares of our common stock that an affiliate of VIL beneficially owned upon completion of the Virgin Galactic Business Combination, VIL’s consent is required for, among other things:
•any non-ordinary course sales of our assets having a fair market value of at least $10.0 million;
•any acquisition of an entity, or the business or assets of any other entity, having a fair market value of at least $10.0 million;

•certain non-ordinary course investments having a fair market value of at least $10.0 million;
•any increase or decrease in the size of our board of directors;
•any payment by us of dividends or distributions to our stockholders or repurchases of stock by us, subject to certain limited exceptions; or
•incurrence of certain indebtedness.
Furthermore, VIL’s consent is also required for the following, among other things, for so long as VIL and Aabar continue to beneficially own, in the aggregate, at least 10% of the shares of our common stock that an affiliate of VIL beneficially owned upon completion of the Virgin Galactic Business Combination:
•any sale, merger, business combination or similar transaction to which we are a party;
•any amendment, modification or waiver of any provision of our certificate of incorporation or bylaws;
•any liquidation, dissolution, winding-up or causing any voluntary bankruptcy or related actions with respect to us; or
•any issuance or sale of any shares of our capital stock or securities convertible into or exercisable for any shares of our capital stock in excess of 5% of our then-issued and outstanding shares, other than issuances of shares of capital stock upon the exercise of options to purchase shares of our capital stock.
Because the interests of these stockholders may differ from our interests or the interests of our other stockholders, actions that these stockholders take with respect to us may not be favorable to us or our other stockholders.
Delaware law and our organizational documents contain certain provisions, including anti-takeover provisions, that limit the ability of stockholders to take certain actions and could delay or discourage takeover attempts that stockholders may consider favorable.
Our certificate of incorporation and bylaws and Delaware law contain certain provisions that could have the effect of rendering more difficult, delaying, or preventing an acquisition that stockholders may consider favorable, including transactions in which stockholders might otherwise receive a premium for their shares. These provisions could also limit the price that investors might be willing to pay in the future for shares of our common stock, and therefore depress the trading price of our common stock. These provisions could also make it difficult for stockholders to take certain actions, including electing directors who are not nominated by the current members of our board of directors or taking other corporate actions, including effecting changes in our management. Among other things, our certificate of incorporation and bylaws include provisions regarding:
•the ability of our board of directors to issue shares of preferred stock, including “blank check” preferred stock and to determine the price and other terms of those shares, including preferences and voting rights, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquirer;
•subject to the terms of the Stockholders’ Agreement, our board of directors has the exclusive right to expand the size of the board of directors and to elect directors to fill a vacancy created by the expansion of the board of directors or the resignation, death or removal of a director, which will prevent stockholders from being able to fill vacancies on the board of directors;
•our stockholders are not able to act by written consent, which requires stockholder action to be taken at an annual or special meeting of stockholders;
•the prohibition of cumulative voting in the election of directors, which limits the ability of minority stockholders to elect director candidates;
•the limitation of the liability of, and the indemnification of, our directors and officers;

•the ability of our board of directors to amend the bylaws, which may allow our board of directors to take additional actions to prevent an unsolicited takeover and inhibit the ability of an acquirer to amend the bylaws to facilitate an unsolicited takeover attempt;
•advance notice procedures with which stockholders must comply to nominate candidates to our board of directors or to propose matters to be acted upon at a stockholders’ meeting, which could preclude stockholders from bringing matters before annual or special meetings of stockholders and delay changes in our board of directors and also may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company; and
•expansive negative consent rights for VIL, provided that VIL and Aabar continue to beneficially own certain amounts of our common stock as specified under the Stockholders’ Agreement, for our entry into certain business combinations or related transactions.
These provisions, alone or together, could delay or prevent hostile takeovers and changes in control or changes in our board of directors or management.
The provisions of our certificate of incorporation requiring exclusive forum in the Court of Chancery of the State of Delaware for certain types of lawsuits may have the effect of discouraging lawsuits against our directors and officers.
Our certificate of incorporation provides that, to the fullest extent permitted by law, and unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, employees or agents to us or our stockholders, (iii) any action asserting a claim against us or any of our directors, officers, stockholders, employees or agents arising out of or related to any provision of the General Corporation Law of the State of Delaware or our certificate of incorporation or bylaws or (iv) any action asserting a claim against us or any of our directors, officers, stockholders, employees or agents governed by the internal affairs doctrine; provided, however, that, in the event that the Court of Chancery of the State of Delaware lacks subject matter jurisdiction over any such action or proceeding, the sole and exclusive forum for such action or proceeding will be another state or federal court located within the State of Delaware, in each such case, unless the Court of Chancery (or such other state or federal court located within the State of Delaware, as applicable) has dismissed a prior action by the same plaintiff asserting the same claims because such court lacked personal jurisdiction over an indispensable party named as a defendant therein. Notwithstanding the foregoing, our certificate of incorporation provides that the exclusive forum provision will not apply to suits brought to enforce a duty or liability created by the Securities Act of 1933, as amended (the “Securities Act”), or the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or any other claim for which the federal courts have exclusive jurisdiction.
These provisions may have the effect of discouraging lawsuits against our directors and officers. The enforceability of similar choice of forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that, in connection with any applicable action brought against us, a court could find the choice of forum provisions contained in the certificate of incorporation to be inapplicable or unenforceable in such action.
Our certificate of incorporation limits liability of Vieco US and Mr. Palihapitiya and their respective affiliates’ liability, including VIL, to us for breach of fiduciary duty and could also prevent us from benefiting from corporate opportunities that might otherwise have been available to us.
Our certificate of incorporation provides that, to the fullest extent permitted by law, and other than corporate opportunities that are expressly presented to one of our directors in his or her capacity as such, Vieco US and its respective affiliates (including VIL) and Mr. Palihapitiya and his respective affiliates (but in each case, other than us and our officers and employees):
•will not have any fiduciary duty to refrain from engaging in the same or similar business activities or lines of business as us, even if the opportunity is one that we might reasonably be deemed to have pursued or had the ability or desire to pursue if granted the opportunity to do so;
•will have no duty to communicate or offer such business opportunity to us; and
•will not be liable to us for breach of any fiduciary or other duty, as a director or officer or otherwise, by reason of the fact that such exempted person pursues or acquires such business opportunity, directs such business opportunity to another person or fails to present such business opportunity, or information regarding such business opportunity, to us.
Risks Related to Our Securities, Being a Public Company and This Offering
Future resales of common stock may cause the market price of our securities to drop significantly, even if our business is doing well.
Subject to certain exceptions, pursuant to the registration rights agreement entered in connection with the consummation of the Virgin Galactic Business Combination (the “Registration Rights Agreement”), VIL and Aabar are contractually restricted for the first two years following the Virgin Galactic Business Combination from selling or transferring more than 50% of the shares of common stock received by an affiliate of VIL in connection with the Virgin Galactic Business Combination, and SCH Sponsor Corp. (the “Sponsor”) is contractually restricted for the first two years following the Virgin Galactic Business Combination from selling or transferring any of the shares of common stock held by it after the Virgin Galactic Business Combination. However, following the expiration of such lockup, none of those parties will be restricted from selling shares of our common stock held by them, other than by applicable securities laws. As such, sales of a substantial number of shares of our common stock in the public market could occur at any time, including pursuant to the registration statement of which this prospectus is a part. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of our common stock.
As restrictions on resale end and registration statements for the sale of the shares held by the parties to the Registration Rights Agreement are available for use, the sale or possibility of sale of these shares could have the effect of increasing the volatility in the market price of our common stock, or decreasing the market price itself. In May 2020, pursuant to the Registration Rights Agreement, we filed a registration statement relating to the potential future resale from time to time by certain stockholders of the shares of our common stock they own.
The trading price of our common stock may be volatile, and you may not be able to sell the shares you purchase in this offering at or above the offering price.
The trading price of our common stock may fluctuate due to a variety of factors, including:
•changes in the industries in which we operate;
•the number of flights we schedule for a period, the number of seats we are able to sell in any given spaceflight and the price at which we sell them;
•developments involving our competitors;
•unexpected weather patterns, maintenance issues, natural disasters or other events that force us to cancel or reschedule flights;
•variations in our operating performance and the performance of our competitors in general;
•actual or anticipated fluctuations in our quarterly or annual operating results;
•publication of research reports by securities analysts about us, our competitors or our industry;

•the public’s reaction to our press releases, public announcements and filings with the SEC;
•additions and departures of key personnel;
•changes in laws and regulations affecting our business;
•commencement of, or involvement in, litigation involving us;
•changes in our capital structure, such as future issuances of securities or the incurrence of debt;
•investors mistaking developments involving other companies, including Virgin-branded companies, as involving us and our business;
•the volume of shares of our common stock available for public sale; and
•general economic and political conditions such as the COVID-19 global health crisis or other pandemics or epidemics, recessions, interest rates, fuel prices, international currency fluctuations, corruption, political instability and acts of war or terrorism.
These market and industry factors may materially reduce the market price of our common stock regardless of our operating performance. These fluctuations may be even more pronounced in the trading market for our common stock shortly following this offering. If the market price of shares of our common stock after this offering does not ever exceed the public offering price, you may not realize any return on your investment in us and may lose some or all of your investment.
In addition, in the past, class action litigation has often been instituted against companies whose securities have experienced periods of volatility in market price. Securities litigation brought against us following volatility in our stock price, regardless of the merit or ultimate results of such litigation, could result in substantial costs, which would hurt our financial condition and operating results and divert management’s attention and resources from our business.
The obligations associated with being a public company will involve significant expenses and will require significant resources and management attention, which may divert from our business operations.
As a public company, we are subject to the reporting requirements of the Exchange Act and the Sarbanes-Oxley Act. The Exchange Act requires the filing of annual, quarterly and current reports with respect to a public company’s business and financial condition. The Sarbanes-Oxley Act requires, among other things, that a public company establish and maintain effective internal control over financial reporting. As a result, we are incurring, and will continue to incur significant legal, accounting and other expenses that the VG Companies did not previously incur. Our management team and many of our other employees will need to devote substantial time to compliance, and may not effectively or efficiently manage its transition into a public company.
Additionally, we lost our status as an “emerging growth company” and a “smaller reporting company” under federal securities laws as of December 31, 2019, meaning that we can no longer utilize the exemptions and reduced disclosure requirements available to such companies.
An active trading market for our common stock may not be maintained.
We can provide no assurance that we will be able to maintain an active trading market for our common stock on the NYSE or any other exchange in the future. If an active market for our common stock is not maintained, or if we fail to satisfy the continued listing standards of the NYSE for any reason and our securities are delisted, it may be difficult for our security holders to sell their securities without depressing the market price for the securities or at all. An inactive trading market may also impair our ability to both raise capital by selling shares of common stock and acquire other complementary products, technologies or businesses by using our shares of common stock as consideration.

Securities analysts may not publish favorable research or reports about our business or may publish no information at all, which could cause our stock price or trading volume to decline.
The trading market for our common stock is influenced to some extent by the research and reports that industry or financial analysts publish about us and our business. We do not control these analysts, and the analysts who publish information about our common stock may have had relatively little experience with us or our industry, which could affect their ability to accurately forecast our results and could make it more likely that we fail to meet their estimates. In the event we obtain securities or industry analyst coverage, if any of the analysts who cover us provide inaccurate or unfavorable research or issue an adverse opinion regarding our stock price, our stock price could decline. If one or more of these analysts cease coverage of us or fail to publish reports covering us regularly, we could lose visibility in the market, which in turn could cause our stock price or trading volume to decline.
We do not intend to pay cash dividends for the foreseeable future.
We currently intend to retain our future earnings, if any, to finance the further development and expansion of our business and do not intend to pay cash dividends in the foreseeable future. Any future determination to pay dividends will be at the discretion of our board of directors and will depend on our financial condition, results of operations, capital requirements, restrictions contained in the Stockholders’ Agreement and future agreements and financing instruments, business prospects and such other factors as our board of directors deems relevant.
If you purchase our common stock in this offering, you will incur immediate and substantial dilution in the book value of your shares.
Investors purchasing common stock in this offering will pay a price per share that substantially exceeds the as adjusted net tangible book value per share. As a result, investors purchasing common stock in this offering will incur immediate dilution of $19.01 per share, based on an assumed public offering price of $22.45 per share, the last reported sale price of our common stock on the NYSE on July 31, 2020, and our as adjusted net tangible book value per share as of June 30, 2020. For more information on the dilution you may suffer as a result of investing in this offering, see the section of this prospectus titled “Dilution.”
We may allocate the net proceeds from this offering in ways that you and other stockholders may not approve.
Our management will have broad discretion in the application of the net proceeds from the shares of common stock we sell in this offering, including for any of the purposes described in the section titled “Use of Proceeds.” Because of the number and variability of factors that will determine our use of the net proceeds from this offering, their ultimate use may vary substantially from their currently intended use. Our management might not apply our net proceeds in ways that ultimately increase the value of your investment, and the failure by our management to apply these funds effectively could harm our business. Pending their use, we may invest the net proceeds from this offering in short- and intermediate-term, interest-bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the U.S. government. These investments may not yield a favorable return to our stockholders. If we do not invest or apply the net proceeds from this offering in ways that enhance stockholder value, we may fail to achieve expected results, which could cause our stock price to decline.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This prospectus contains forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning us and other matters. These statements may discuss goals, intentions and expectations as to future plans, trends, events, results of operations or financial condition, or otherwise, based on current beliefs of management, as well as assumptions made by, and information currently available to, management.
Forward-looking statements may be accompanied by words such as “achieve,” “aim,” “anticipate,” “believe,” “can,” “continue,” “could,” “drive,” “estimate,” “expect,” “forecast,” “future,” “grow,” “improve,” “increase,” “intend,” “may,” “outlook,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” or similar words, phrases or expressions. These forward-looking statements are subject to various risks and uncertainties, many of which are outside our control. Therefore, you should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to, the following:
•our ability to achieve or maintain profitability;
•our ability to effectively market and sell human spaceflights;
•the impact of the global COVID-19 pandemic, and measures taken to control the spread of COVID-19, on our business and operations;
•the development of the markets for commercial human spaceflight and commercial research and development payloads;
•any delay in completing the flight test program and final development of our spaceflight system, which is comprised of our SpaceShipTwo spaceship, VSS Unity, and our WhiteKnightTwo carrier aircraft, VMS Eve;
•our ability to operate our spaceflight systems after commercial launch;
•the safety of our spaceflight systems;
•our ability to convert our backlog or inbound inquiries into revenue;
•our ability to conduct test flights at our anticipated full passenger capacity;
•delay in developing or the manufacture of our spaceflight systems;
•our ability to apply our technology to additional market opportunities;
•our expected capital requirements and the availability of additional financing;
•our ability to attract or retain highly qualified personnel, including in accounting and finance roles;
•extensive and evolving government regulations that impact the way we operate;
•risks associated with international expansion;
•our ability to continue to use, maintain, enforce, protect and defend our owned and licensed intellectual property, including the Virgin brand; and
•our expectations regarding use of proceeds from this offering.

USE OF PROCEEDS
We estimate the net proceeds from this offering will be approximately $440.8 million, or $507.1 million if the underwriters exercise in full their option to purchase additional shares, assuming a public offering price of $22.45 per share, the last reported sale price of our common stock on the NYSE on July 31, 2020, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.
Each $1.00 increase or decrease in the assumed public offering price of $22.45 per share, the last reported sale price of our common stock on the NYSE on July 31, 2020, would increase or decrease, as applicable, the net proceeds to us by approximately $19.7 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions. We may also increase or decrease the number of shares we are offering. Each increase or decrease of 1.0 million shares in the number of shares offered by us would increase or decrease, as applicable, the net proceeds to us by approximately $21.6 million, assuming that the assumed public offering price remains the same, and after deducting the estimated underwriting discounts and commissions.
The principal purposes of this offering are to obtain additional capital to support our operations. As of the date of this prospectus, we have no specific plan for the net proceeds from this offering, or any significant portion thereof. However, we intend to use the net proceeds from this offering primarily for general corporate purposes, including working capital, general and administrative matters and capital expenditures. We may also use a portion of the net proceeds from this offering to accelerate our efforts to advance the evaluation and development of additional potential applications of our technology, such as high speed point-to-point travel, in addition to expenses associated with our preparation for commercial launch. We may also use a portion of our net proceeds to co-develop, acquire or invest in products, technologies or businesses that are complementary to our business. However, we currently have no agreements or commitments to complete any such transaction.
We will have broad discretion over the uses of the net proceeds from this offering. Pending the uses described above, we plan to invest the net proceeds from this offering in short and intermediate-term, interest-bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the U.S. government.

CAPITALIZATION
The following table sets forth our capitalization as of June 30, 2020:
•on an actual basis; and
•on an as adjusted basis to give further effect to the issuance and sale of 20,489,977 shares of common stock in this offering at an assumed public offering price of $22.45 per share, the last reported sale price of our common stock on the NYSE on July 31, 2020, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.
The as adjusted information below is illustrative only, and our capitalization following the completion of this offering will be adjusted based on the actual public offering price and other terms of this offering determined at pricing. You should read this information together with our consolidated financial statements and related notes included in this prospectus and the information in this prospectus set forth under the headings “Use of Proceeds” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of June 30, 2020
(in thousands, except for share and per share amounts)	Actual	As Adjusted(1)
	(unaudited)
Stockholders’ equity:
Preferred stock, $0.0001 par value per share; 10,000,000 shares authorized, actual and as adjusted; no shares issued and outstanding, actual and as adjusted	$—	$—
Common stock, $0.0001 par value per share; 700,000,000 shares authorized, actual and as adjusted, 210,403,856 shares issued and outstanding, actual; 230,893,833 shares issued and outstanding, as adjusted	21	23
Additional paid-in capital	598,337	1,039,172
Accumulated other comprehensive loss	5	5
Accumulated deficit	(244,125)	(244,125)
Total stockholders’ equity	354,238	795,075
Total capitalization	$354,238	$795,075
___________________
(1)Each $1.00 increase or decrease in the assumed public offering of $22.45 per share, the last reported sale price of our common stock on the NYSE on July 31, 2020, would increase or decrease, as applicable, the as adjusted amount of additional paid-in capital, total stockholders’ equity and total capitalization by approximately $19.7 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions. We may also increase or decrease the number of shares we are offering. Each increase or decrease of 1.0 million shares in the number of shares offered by us would increase or decrease, as applicable, the as adjusted amount of each of additional paid-in capital, total stockholders’ equity and total capitalization by approximately $21.6 million, assuming that the assumed price to the public remains the same, and after deducting the estimated underwriting discounts and commissions.
The number of shares of common stock to be outstanding after this offering is based on 210,403,856 shares of common stock outstanding as of June 30, 2020, and excludes:
•8,000,000 shares of common stock issuable upon the exercise of the Private Placement Warrant outstanding as of June 30, 2020, with an exercise price of $11.50 per share;
•6,285,108 shares of common stock issuable upon the exercise of options outstanding as of June 30, 2020, with a weighted-average exercise price of $11.69 per share;
•3,735,700 shares of common stock issuable upon the vesting and settlement of restricted stock units, or RSUs, outstanding as of June 30, 2020; and
•11,187,947 shares of common stock reserved for future issuance under the 2019 Plan as of June 30, 2020.

DILUTION
If you invest in our common stock in this offering, your ownership interest will be immediately diluted to the extent of the difference between the assumed public offering price per share and the as adjusted net tangible book value per share of our common stock after this offering.
Historical net tangible book value per share represents our total tangible assets less our total liabilities divided by the total number of shares of common stock outstanding. As of June 30, 2020, our historical net tangible book value was approximately $354.2 million, or $1.68 per share, based on 210,403,856 shares of common stock outstanding as of that date.
After giving effect to receipt of the net proceeds from our sale of 20,489,977 shares of common stock at an assumed public offering price of $22.45 per share, the last reported sale price of our common stock on the NYSE on July 31, 2020, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our as adjusted net tangible book value as of June 30, 2020 would have been approximately $795.1 million, or $3.44 per share. This represents an immediate increase in as adjusted net tangible book value of $1.76 per share to our existing stockholders and an immediate dilution of $19.01 per share to new investors participating in this offering.
The following table illustrates this dilution to new investors on a per share basis:

Assumed public offering price per share		$22.45
Historical net tangible book value per share as of June 30, 2020	1.68
Increase in net tangible book value per share attributable to new investors participating in this offering	1.76
As adjusted net tangible book value per share after this offering		3.44
Dilution per share to new investors participating in this offering		$19.01
Each $1.00 increase or decrease in the assumed public offering price of $22.45 per share, the last reported sale price of our common stock on the NYSE on July 31, 2020, would increase or decrease, as applicable, the as adjusted net tangible book value by $0.09 per share and the dilution per share to new investors by $0.91 per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions.
We may also increase or decrease the number of shares we are offering. Each increase or decrease of 1.0 million shares in the number of shares we are offering would increase or decrease, as applicable, our as adjusted net tangible book value by approximately $21.6 million, or $0.08 per share, and decrease or increase, applicable, the dilution per share to new investors participating in this offering by $0.08 per share, assuming that the assumed public offering price remains the same, and after deducting the estimated underwriting discounts and commissions. The as adjusted information discussed above is illustrative only and will change based on the actual public offering price, number of shares and other terms of this offering determined at pricing.
If the underwriters’ option to purchase additional shares in this offering is exercised in full, the as adjusted net tangible book value would be approximately $3.68 per share, and the dilution to new investors participating in this offering would be approximately $18.77 per share.
The number of shares of common stock to be outstanding after this offering is based on 210,403,856 shares of common stock outstanding as of June 30, 2020, and excludes:
•8,000,000 shares of common stock issuable upon the exercise of the Private Placement Warrant outstanding as of June 30, 2020, with an exercise price of $11.50 per share;
•6,285,108 shares of common stock issuable upon the exercise of options outstanding as of June 30, 2020, with a weighted-average exercise price of $11.69 per share;

•3,735,700 shares of common stock issuable upon the vesting and settlement of restricted stock units, or RSUs, outstanding as of June 30, 2020; and
•11,187,947 shares of common stock reserved for future issuance under the 2019 Plan as of June 30, 2020.

MARKET PRICE OF COMMON STOCK AND DIVIDENDS
Market Price of Our Common Stock
Our common stock is currently listed on the NYSE under the symbol “SPCE”.
On July 31, 2020, the closing price of our common stock was $22.45. As of July 30, 2020, there were 210,403,856 shares of our common stock outstanding, held of record by 164 holders. The number of record holders of our common stock does not include DTC participants or beneficial owners holding shares through nominee names.
Dividend Policy
We have not paid any cash dividends on our common stock to date. Our board of directors may from time to time consider whether or not to institute a dividend policy. It is our present intention to retain any earnings for use in our business operations and, accordingly, we do not anticipate the board of directors declaring any dividends in the foreseeable future. The payment of cash dividends in the future will be dependent upon our revenues and earnings, if any, capital requirements and general financial condition. The payment of any cash dividends will be within the discretion of our board of directors. Further, our ability to declare dividends may be limited by the terms of financing or other agreements entered into by us from time to time.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION
Introduction
The Virgin Galactic Business Combination was consummated on October 25, 2019. We are providing the following unaudited pro forma consolidated financial information to aid you in your analysis of the financial aspects of the Virgin Galactic Business Combination. The unaudited pro forma consolidated financial information should be read in conjunction with the accompanying notes.
The unaudited pro forma consolidated statement of operations for the year ended December 31, 2019 gives effect to the Virgin Galactic Business Combination as if it had been consummated on January 1, 2019.
The unaudited pro forma consolidated financial information does not include an unaudited pro forma consolidated balance sheet as of December 31, 2019 as the Virgin Galactic Business Combination is already reflected in our historical audited consolidated balance sheet as of December 31, 2019 included elsewhere in this prospectus.
The unaudited pro forma consolidated statement of operations for the year ended December 31, 2019 was derived from and should be read in conjunction with the historical audited consolidated financial statements of Virgin Galactic Holdings, Inc. (“VGH, Inc.”) as of and for the year ended December 31, 2019 and the accompanying notes included elsewhere in this prospectus. The foregoing historical financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).
The unaudited pro forma consolidated financial information should also be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for the year ended December 31, 2019 included elsewhere in this prospectus.
Description of the Virgin Galactic Business Combination
Pursuant to the Merger Agreement, the VG Companies merged with and into the Merger Subs in exchange for an aggregate merger consideration payable by Social Capital Hedosophia Holdings Corp. (“SCH”) to Vieco US. The VG Companies survived the Mergers as direct wholly owned subsidiaries of SCH and SCH was immediately renamed “Virgin Galactic Holdings, Inc.” The aggregate merger consideration payable by SCH to Vieco US under the Merger Agreement was 130,000,000 shares of our common stock at a deemed value of $10.00 per share for an aggregate merger consideration of $1.3 billion.
Accounting for the Virgin Galactic Business Combination
The Virgin Galactic Business Combination was accounted for as a reverse recapitalization in accordance with GAAP. Under this method of accounting, SCH has been treated as the “acquired” company for financial reporting purposes. This determination was primarily based on current shareholders of the VG Companies having a relative majority of the voting power of the combined entity, the operations of the VG Companies prior to the acquisition comprising the only ongoing operations of the combined entity, and senior management of the VG Companies comprising the majority of the senior management of the combined entity. Accordingly, for accounting purposes, the financial statements of the combined entity represent a continuation of the financial statements of the VG Companies with the acquisition being treated as the equivalent of the VG Companies issuing stock for the net assets of SCH, accompanied by a recapitalization. The net assets of SCH were recognized as of the date of the Virgin Galactic Business Combination at historical cost, with no goodwill or other intangible assets recorded.
Other Events in connection with the Virgin Galactic Business Combination
•On July 9, 2019, VEL, VGH, LLC and SCH agreed that the trademark license agreement with VEL would, effective on the consummation of the Virgin Galactic Business Combination, be amended and restated and novated to us, permitting us to use the “Virgin Galactic” name and brand and the Virgin signature logo. Pursuant to the terms of the Amended TMLA, we will be obligated to pay VEL quarterly royalties equal to the greater of (a) a low single-digit percentage of its gross sales and (b) prior to the first spaceflight for paying future astronauts, a mid-five figure amount in dollars. After commercial launch, we will be obligated to pay increased royalties. See the section of this prospectus titled “Business—Intellectual Property—Virgin Trademark License Agreement.”
•The second qualifying milestone under the VG Companies’ multiyear cash incentive plan (the “Cash Incentive Plan”) was amended upon the consummation of the Virgin Galactic Business Combination such that the participants who remained continuously employed through the consummation of the Virgin Galactic Business Combination were entitled to receive 100% of the bonus that such participant would have otherwise received upon the achievement of the original second qualifying milestone. See the section of this prospectus titled “Compensation Discussion and Analysis—Elements of Our Executive Compensation Program—Cash-Based Incentive Compensation—Cash Incentive Plan.”
•Four individuals who served on SCH’s board of directors prior to the Virgin Galactic Business Combination were granted restricted stock unit awards (the “Director RSU Awards”) relating to an aggregate of 1,500,000 underlying shares of our common stock. The Director RSU Awards were vested at grant upon the consummation of the Virgin Galactic Business Combination but will not settle into shares of common stock until a date, selected by us, between January 1, 2020 and December 31, 2020. See the section this prospectus titled “Director Compensation—Director Compensation Table for Fiscal Year 2019.”
•Virgin Galactic Holdings, Inc. approved and implemented a compensation program for its non-employee directors (the “Director Compensation Program”) that consists of annual retainer fees and long-term equity awards for our non-employee directors who are determined to not be affiliated with Virgin Galactic and/or SCH. The initial eligible directors are Drs. Austin and Ryans and Messrs. Kreeger and Mattson. Under the Director Compensation Program, each initial eligible director will receive an annual retainer of $125,000 as cash compensation and will receive a restricted stock unit (“RSU”) award covering shares of our common stock with an aggregate value of $300,000, which will vest as to one-third of the shares subject to the award on each anniversary of the consummation of the Virgin Galactic Business Combination, subject to continued service. See the section of this prospectus titled “Director Compensation—Equity Compensation.”
•Virgin Galactic Holdings, Inc. adopted the 2019 Incentive Award Plan (the “2019 Plan”) in connection with the closing of the Virgin Galactic Business Combination, under which we may grant cash and equity incentive awards covering shares of its common stock to employees, consultants and directors of the Company, and employees and consultants of its subsidiaries.
•Virgin Galactic Holdings, Inc. entered into new employment agreements with its executive officers. The terms of these new employment agreements include salary compensation and equity incentive awards covering shares of our common stock. See the section of this prospectus titled “Compensation Discussion and Analysis—Executive Compensation—Narrative to Summary Compensation Table and Grants of Plan-Based Awards Table.”
•An entity affiliated with The Boeing Company (“Boeing”) purchased 1,924,402 newly issued shares of our common stock in exchange for aggregate consideration of $20.0 million.
Basis of Pro Forma Presentation
The historical financial statement of operations for the year ended December 31, 2019 has been adjusted to give pro forma effect to events that are (i) related and/or directly attributable to the Virgin Galactic Business Combination, (ii) factually supportable, and (iii) are expected to have a continuing impact on the results of the combined entity. The adjustments in the unaudited pro forma consolidated statement of operations for the year ended December 31, 2019 have been identified and presented to provide relevant information necessary for an accurate understanding of the combined entity upon consummation of the Virgin Galactic Business Combination.
The unaudited pro forma consolidated financial information is for illustrative purposes only. The financial results may have been different had the companies been always combined. You should not rely on the unaudited pro forma consolidated statement of operations for the year ended December 31, 2019 as being indicative of the historical results that would have been achieved had the companies been always combined or the future results that the combined entity will experience, including additional expenses we may incur as a result of operating as a public company subsequent to the Virgin Galactic Business Combination. SCH and the VG Companies have not had any historical relationship prior to the transactions. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.
The unaudited pro forma consolidated financial information has been prepared to reflect the following:
•Total redemptions of 15,877,288 Class A public shares, consisting of 3,771,178 shares redeemed on September 9, 2019 and 12,106,110 shares redeemed on October 23, 2019, that are already reflected in the audited consolidated financial statements of Virgin Galactic Holdings, Inc. as of and for the year ended December 31, 2019.
•The election by Vieco US for us to repurchase 5,209,562 shares of our common stock held by Vieco US at a price of $10.00 per share in cash (the “Repurchase”). The Repurchase was derived from the remaining $52.1 million cash available as of October 25, 2019 for the Repurchase in excess of the $500.0 million balance required to be held by Virgin Galactic Holdings, Inc. in cash and cash equivalents subsequent to the Repurchase.
•The election by Vieco US for Chamath Palihapitiya to purchase 10,000,000 shares of our common stock held by Vieco US at a price of $10.00 per share in cash as contemplated by a purchase agreement entered into in connection with the merger agreement relating to the Virgin Galactic Business Combination (the “Secondary Purchase”). The Secondary Purchase has no impact to the total shares of our common stock outstanding as presented in the unaudited pro forma consolidated financial information.
After giving effect to the redemption of the Class A public shares, the Repurchase, and the Secondary Purchase, shares of our common stock issued and outstanding immediately after the closing of the Virgin Galactic Business Combination were as follows:

Shareholder	No. of Shares	% Ownership
Vieco US	114,790,438	58.6%
SCH’s public shareholders	53,122,712	27.1%
Sponsor & related parties (including Mr. Palihapitiya)	25,750,000	13.1%
Boeing	1,924,402	1.0%
Shares issued to settle transaction costs(1)	413,486	0.2%
Total(2)	196,001,038	100.0%
__________________
(1)Shares were issued in November 2019 as partial consideration for advisory services rendered in connection with the Virgin Galactic Business Combination.
(2)Outstanding shares of our common stock held by Sponsor excludes the 1,500,000 shares of our common stock underlying the Director RSU Awards that were granted in connection with the Virgin Galactic Business Combination. The Director RSU Awards vested at the closing of the Virgin Galactic Business Combination but will not settle into shares of common stock until a date, selected by us, that occurs between January 1, 2020 and December 31, 2020.
The unaudited pro forma consolidated financial information is based on the assumption that there are no adjustments for the outstanding public or private placement warrants issued by SCH as such securities were not exercisable until 30 days after the closing of the Virgin Galactic Business Combination.
If the actual facts are different than these assumptions, then the amounts and shares outstanding in the unaudited pro forma consolidated financial information will be different.

Unaudited Pro Forma Consolidated Statement of Operations
For the Year Ended December 31, 2019
(In thousands, except share and per share amounts)

	(a) VGH, Inc.	Pro Forma Adjustments		Pro Forma VGH, Inc.
Revenue	$3,781	$—		$3,781
Cost of revenue	2,004	—		2,004
Gross profit	1,777	—		1,777
Selling, general, and administrative expenses	82,166	67	b
		750	c
		7,600	d
		(6,443)	e	84,140
Research and development expenses	132,873	4,829	d
		(3,424)	e	134,278
Operating loss	(213,262)	(3,379)		(216,641)
Interest income	2,297	—		2,297
Interest expense	36	—		36
Other income	128	—		128
Loss before income taxes	(210,873)	(3,379)		(214,252)
Income tax expense	62	—		62
Net income (loss)	$(210,935)	$(3,379)		$(214,314)
Net loss per share
Basic and diluted	$(1.09)	$—		$(1.09)	f
Weighted average shares outstanding
Basic and diluted	194,378,154	3,122,884	g	197,501,038	g

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION
1. Basis of Presentation
The pro forma adjustments have been prepared as if the Virgin Galactic Business Combination had been consummated on January 1, 2019.
The unaudited pro forma consolidated financial information has been prepared assuming the following methods of accounting in accordance with GAAP.
The Virgin Galactic Business Combination was accounted for as a reverse recapitalization in accordance with GAAP. Accordingly, for accounting purposes, the financial statements of the combined entity represent a continuation of the financial statements of the VG Companies with the acquisition being treated as the equivalent of the VG Companies issuing stock for the net assets of SCH, accompanied by a recapitalization. The net assets of SCH have been stated at historical cost, with no goodwill or other intangible assets recorded.
The pro forma adjustments represent management’s estimates based on information available as of the date of this prospectus and are subject to change as additional information becomes available and additional analyses are performed. Management considers this basis of presentation to be reasonable under the circumstances.
Equity awards granted under the 2019 Plan to executive officers and employees in connection with the closing of the Virgin Galactic Business Combination were 5,912,609 nonqualified stock options and 1,795,209 RSUs. The nonqualified stock options are subject to service-based vesting conditions that are met over a four-year graded vesting period. The RSU awards are subject to service-based and share price-based vesting conditions. The service-based condition for the RSUs granted is met over a four-year graded-vesting period; the share price-based vesting condition for each RSU granted was based at the time of the grant on a $10.00 share price hurdle to be met at each service vesting date, but such condition was removed in April 2020. The grant date fair values of the equity awards were determined based on the fair value of VGH, Inc.’s underlying common stock of $11.79 per share as of the date of the closing of the Virgin Galactic Business Combination using the Black-Scholes option pricing model for the nonqualified stock options and the Monte Carlo simulation model for the RSUs.
The unaudited pro forma consolidated financial information does not include the effect of the outstanding warrants as they were not exercisable upon the close of the Virgin Galactic Business Combination.
The unaudited pro forma consolidated statement of operations for the year ended December 31, 2019 does not reflect the income tax effects of the pro forma adjustments as based on the statutory rate in effect for the period presented. Management believes that income tax adjustments in the unaudited pro forma consolidated statement of operations for the year ended December 31, 2019 to not be meaningful given the combined entity incurred a significant loss during the period presented due to having not yet launched its commercial human spaceflight service.
2. Adjustments and Assumptions to the Unaudited Pro Forma Consolidated Statement of Operations for the Year Ended December 31, 2019
The unaudited pro forma consolidated statement of operations for the year ended December 31, 2019 reflects the following adjustments:
(a)Represents the VGH, Inc. historical audited consolidated statement of operations for the year ended December 31, 2019.
(b)Represents the net increase in trademark license royalty expense under the Amended TMLA for the period prior to the closing of the Virgin Galactic Business Combination on October 25, 2019.
(c)Represents the compensation for the initial eligible directors under the Director Compensation Program for the period prior to the closing of the Virgin Galactic Business Combination on October 25, 2019, which consists of $0.4 million for the retainer fees and $0.3 million for the stock-based compensation expenses associated with the grant of 101,780 RSUs at the closing of the Virgin Galactic Business Combination.

(d)Represents the estimated change in aggregate compensation expense for Virgin Galactic Holdings, Inc.’s executive officers and employees for the period prior to the closing of the Virgin Galactic Business Combination on October 25, 2019, which consists of $0.2 million in cash compensation and $12.2 million for the stock-based compensation expenses associated with the grant of 5,912,609 options and 1,795,209 RSUs at the closing of the Virgin Galactic Business Combination.
(e)Represents an adjustment to exclude the non-recurring $9.9 million compensation cost recorded in the VGH, Inc. historical audited consolidated statement of operations in connection with the Virgin Galactic Business Combination. The compensation cost was earned by participants pursuant to the amended cash incentive plan upon the achievement of the second qualifying milestone in connection with the closing of the Virgin Galactic Business Combination.
(f)Represents the basic and diluted net loss per share as a result of the pro forma adjustments for the year ended December 31, 2019.
(g)Represents an adjustment to reflect the basic and diluted weighted average shares of common stock outstanding as based on the 196,001,038 shares of common stock outstanding immediately after the Virgin Galactic Business Combination and the vested 1,500,000 Director RSU Awards granted in connection with the Virgin Galactic Business Combination that remain unsettled as of December 31, 2019. Refer to the table below for the reconciliation of the weighted average shares of common stock outstanding.

	Pro Forma VGH, Inc.
(In thousands, except share and per share amounts)
Numerator
Net loss	$(214,314)
Denominator
Vieco US	114,790,438
SCH’s public shareholders	53,122,712
Sponsor & related parties (including Mr. Palihapitiya)	25,750,000
Boeing	1,924,402
Shares issued to settle transaction costs	413,486
RSU awards—vested and unsettled	1,500,000
Basic and diluted weighted average shares of common stock outstanding	197,501,038	g
Net loss per share
Basic and diluted	$(1.09)	f

SELECTED CONSOLIDATED FINANCIAL DATA
The consolidated balance sheet data as of June 30, 2020 and consolidated statement of operations data for the six months ended June 30, 2020 and 2019 are derived from our unaudited consolidated financial statements included elsewhere in this prospectus, and the consolidated balance sheet data and consolidated statement of operation data as of and for the years ended December 31, 2019, 2018 and 2017 are derived from our audited consolidated financial statements included elsewhere in this prospectus. The consolidated balance sheet data as of June 30, 2019 are derived from our consolidated financial statements and related notes included elsewhere in this prospectus. The unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America and on the same basis as our audited financial statements included elsewhere in this prospectus and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary for the fair presentation of our results of operations for the six months ended June 30, 2020 and 2019 and of our financial position as of June 30, 2020 and 2019. Our historical results are not necessarily indicative of the results that may be expected in the future and results for the six months ended June 30, 2020 are not necessarily indicative of results to be expected for the full year or any other period.
The information is only a summary and should be read in conjunction with our consolidated financial statements and related notes together with the information under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained elsewhere in this prospectus.
The historical consolidated financial statements include certain expenses of Vieco 10, Galactic Ventures, LLC and VO Holdings, Inc. that were allocated to the VG Companies prior to the Virgin Galactic Business Combination for corporate-related and operating functions based on an allocation methodology that considered the VG Companies’ headcount, unless directly attributable to the business. General corporate overhead expense allocations included tax, accounting and auditing professional fees, and certain employee benefits. Operating expense allocations included use of machinery and equipment and other general administrative expense. The allocations may not, however, reflect the expense the VG Companies would have incurred as an independent company for the periods presented. Actual costs that may have been incurred if the VG Companies had been a stand-alone company would have depended on a number of factors, including the chosen organizational structure, what functions were outsourced or performed by employees and strategic decisions made in areas such as information technology and infrastructure. Subsequent to the Virgin Galactic Business Combination, we perform these functions using our own resources or purchased services.

	Six Months Ended June 30,		Years Ended December 31,
	2020	2019	2019	2018	2017
	(Unaudited)
	(In thousands)
Consolidated Statements of Operations and Comprehensive Loss Data:
Revenue	$238	$2,420	$3,781	$2,849	$1,754
Cost of revenue	173	1,284	2,004	1,201	488
Gross profit	65	1,136	1,777	1,648	1,266
Operating expenses:
Selling, general and administrative expenses	52,802	26,905	82,166	50,902	46,886
Research and development expenses	71,432	61,591	132,873	117,932	93,085
Operating loss	(124,169)	(87,360)	(213,262)	(167,186)	(138,705)
Interest income	1,683	750	2,297	633	241
Interest expense	(17)	(2)	(36)	(10)	(21)
Other income	49	37	128	28,571	453
Loss before income taxes	(122,454)	(86,575)	(210,873)	(137,992)	(138,032)
Income tax expense	(6)	86	62	147	155
Net loss	$(122,448)	$(86,661)	$(210,935)	$(138,139)	$(138,187)

	Six Months Ended June 30,		Years Ended December 31,
	2020	2019	2019	2018	2017
	(Unaudited)
	(In thousands)
Consolidated Statements of Cash Flows Data:
Net cash provided by (used in):
Operating activities	$(107,888)	$(88,872)	$(203,556)	$(145,703)	$(136,675)
Investing activities	$(10,139)	$(8,300)	$(19,411)	$(10,590)	$(5,597)
Financing activities	$(1,516)	$101,128	$634,320	$156,595	$137,870

	Six Months Ended June 30,		As of December 31,
	2020	2019	2019	2018	2017
	(Unaudited)
	(In thousands)
Consolidated Balance Sheets Data:
Cash and cash equivalents	$359,912	$76,897	$480,443	$73,990	$75,606
Other current assets	55,730	48,946	56,228	45,107	27,789
Total current assets	415,642	125,843	536,671	119,097	103,395
Total assets	$490,976	$170,004	$605,546	$156,039	$134,391
Total current liabilities	$113,698	$106,040	$115,845	$106,322	$102,563
Total liabilities	$136,738	$113,952	$137,986	$114,480	$111,324
Total equity	$354,238	$56,052	$467,560	$41,559	$23,067

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Unless the context otherwise requires, all references in this section to the “Company,” “we,” “us,” or “our” refer to the business of the VG Companies and their subsidiaries prior to the consummation of the Virgin Galactic Business Combination and Virgin Galactic Holdings, Inc. and its subsidiaries after consummation of the Virgin Galactic Business Combination. Prior to the Virgin Galactic Business Combination and prior to the series of Vieco 10 reorganization steps, Galactic Ventures, LLC (“GV”), a wholly-owned subsidiary of Vieco 10, was the direct parent of the VG Companies.
You should read the following discussion and analysis of our financial condition and results of operations together with the consolidated financial statements and related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that reflect our plans, estimates, and beliefs that involve risks and uncertainties. As a result of many factors, such as those set forth under the “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” sections and elsewhere in this prospectus, our actual results may differ materially from those anticipated in these forward-looking statements.
The following generally compares our results of operations for the six months ended June 30, 2020 and 2019 and for the years ended December 31, 2019 and 2018. A detailed discussion comparing our results of operations for the years ended December 31, 2018 and 2017 can be found in “The VG Companies’ Management’s Discussion and Analysis of Financial Condition and Results of Operations,” of our definitive proxy statement filed on October 10, 2019.
Overview
We are at the vanguard of a new industry, pioneering the commercial exploration of space with reusable spaceflight systems. We believe the commercial exploration of space represents one of the most exciting and important technology initiatives of our time. This industry has begun growing dramatically due to new products, new sources of private and government funding, and new technologies. Demand is emerging from new sectors and demographics. As government space agencies have retired or reduced their own capacity to send humans into space, private companies are beginning to make crucial inroads into the fields of human space exploration. We have embarked into this commercial exploration journey with a mission to put humans into space and return them safely to Earth on a routine and consistent basis. We believe the success of this mission will provide the foundation for a myriad of exciting new industries.
We are a vertically integrated aerospace company pioneering human spaceflight for private individuals and researchers. Our spaceship operations consist of commercial human spaceflight and flying commercial research and development payloads into space. Our operations also include the design and development, manufacturing, ground and flight testing, and post-flight maintenance of our spaceflight vehicles. We focus our efforts in spaceflights using our reusable technology for human tourism and for research and education. We intend to offer our customers, who we also refer to as “future astronauts”, a unique, multi-day experience culminating in a spaceflight that includes several minutes of weightlessness and views of Earth from space. As part of our commercial operations, we have exclusive access to the Gateway to Space facility at Spaceport America located in New Mexico. Spaceport America is the world’s first purpose built commercial spaceport and will be the site of our initial commercial spaceflight operations. We believe the site provides us with a competitive advantage when creating our spaceflight plans as it not only has a desert climate with relatively predictable weather conditions preferable to support our spaceflights, it also has airspace that is restricted for surrounding commercial air traffic that will facilitate frequent and consistent flight scheduling.
Our primary mission is to launch the first commercial program for human spaceflight. In December 2018, we made history by flying our groundbreaking spaceship, SpaceShipTwo, to space. This represented the first flight of a spaceflight system built for commercial service to take humans into space. Shortly thereafter, we flew our second spaceflight in SpaceShipTwo in February 2019, and, in addition to the two pilots, carried a crew member in the cabin. We have received reservations for approximately 600 spaceflight tickets and collected more than $80.0 million in future astronaut deposits as of July 30, 2020. Additionally, in February 2020, we launched our One Small

Step campaign which allows interested individuals to place a $1,000 refundable registration deposit towards the cost of a future ticket once we reopen ticket sales and as of July 30, 2020, we had received over 700 One Small Step deposits. With each ticket purchased, future astronauts will experience a multi-day journey that includes a tour of the spaceport, flight suit fitting, spaceflight training and culminating with a trip to space on the final day.
We have also developed an extensive set of vertically integrated aerospace development capabilities encompassing preliminary vehicle design and analysis, detail design, manufacturing, ground testing, flight testing, and maintenance of our spaceflight system. Our spaceflight system consists of three primary components: our carrier aircraft, WhiteKnightTwo; our spaceship, SpaceShipTwo; and our hybrid rocket motor.
SpaceShipTwo is a spaceship with the capacity to carry pilots and future astronauts, or commercial research and development payloads, into space and return them safely to Earth. Fundamentally, SpaceShipTwo is a rocket-powered aerospace vehicle that operates more like a plane than a traditional rocket. SpaceShipTwo is powered by a hybrid rocket propulsion system, which we refer to as “RocketMotorTwo”, which propels the spaceship on a trajectory into space. SpaceShipTwo’s cabin has been designed to maximize the future astronaut’s safety, experience and comfort. A dozen windows line the sides and ceiling of the spaceship, offering the future astronauts the ability to view the blackness of space as well as stunning views of the Earth below. Our mothership, WhiteKnightTwo, is a twin-fuselage, custom-built aircraft designed to carry SpaceShipTwo up to an altitude of approximately 45,000 feet where the spaceship is released for its flight into space. Using WhiteKnightTwo’s air launch capability, rather than a standard ground-launch, reduces the energy requirements of our spaceflight system as SpaceShipTwo does not have to rocket its way through the higher density atmosphere closest to the Earth’s surface.
Our team is currently in various stages of designing, testing and manufacturing additional spaceships and rocket motors in order to meet the expected demand for human spaceflight experiences. Concurrently, we are researching and developing new products and technologies to grow our company. We are in the early planning stage to develop and build a second carrier aircraft for SpaceShipTwo.
Our operations also include efforts in spaceflight opportunities for research and education. For example, professional researchers have utilized parabolic aircraft and drop towers to create moments of microgravity and conduct significant research activities. In most cases, these solutions offer only seconds of microgravity per flight and do not offer access to the upper atmosphere or space. Other researchers have conducted experiments on sounding rockets or satellites. These opportunities are expensive, infrequent and impose highly limiting operational constraints. We believe that research experiments will benefit from prolonged exposure to space conditions and yield better results aboard SpaceShipTwo due to the large cabin, gentler flight, relatively low cost, advantageous operational parameters, and frequent flights. As such, researchers and educators are able to conduct critical experiments and obtain important data without having to sacrifice time and resources. Our commitment to advancing research and science was present in our December 2018 and February 2019 spaceflights as we transported payloads into space for research purposes under a NASA flight contract.
We have also leveraged our knowledge and expertise in manufacturing spaceships to occasionally perform engineering services for customers, such as research, design, development, manufacturing and integration of advanced technology systems.
Factors Affecting Our Performance
We believe that our performance and future success depend on a number of factors that present significant opportunities for us but also pose risks and challenges, including those discussed below and in the section of this prospectus titled “Risk Factors.”
Commercial Launch of Our Human Spaceflight Program
We are in the final phases of developing our commercial spaceflight program. Prior to commercialization, we must complete our test flight program, which includes a rigorous series of ground and flight tests, including our baseline spaceflight metrics, flight paths and safety protocol that will be used throughout our spaceflight program. The final portion of the test flight program includes submission of verification reports to the FAA for their review, which will then allow us to carry paying customers on spaceflights under our existing commercial spaceflight license. However, the timing of the submission may be delayed by multiple factors, some of which are outside of our control, including the current, and uncertain future impact of the COVID-19 outbreak on our business. Any delays in successful completion of our test flight program, whether on account of the impact of COVID-19 or otherwise, will impact our ability to generate human spaceflight revenue.
Customer Demand
While not yet in commercial service for human spaceflight, we have already received significant interest from potential future astronauts. Going forward, we expect the size of our backlog and the number of future astronauts that have flown to space on our spaceflight system to be an important indicator of our future performance. As of July 30, 2020, we had reservations for SpaceShipTwo flights for approximately 600 future astronauts. In February 2020, we launched our One Small Step campaign which allows interested individuals to place a $1,000 refundable registration deposit towards the cost of a future ticket once we reopen ticket sales, and as of July 30, 2020, we had received over 700 One Small Step deposits from 58 countries.
Available Capacity and Annual Flight Rate
We face constraints of resources and competing demand for our human spaceflights. We expect to commence commercial operations with a single SpaceShipTwo, VSS Unity, and a single WhiteKnightTwo carrier aircraft, VMS Eve, which together comprise our only spaceflight system. As a result, our annual flight rate will be constrained by the availability and capacity of this spaceflight system. To reduce this constraint, we are in various stages of designing, testing and manufacturing two additional SpaceShipTwo vehicles. We believe that expanding the fleet will allow us to increase our annual flight rate once commercialization is achieved.
Safety Performance of Our Spaceflight Systems
Our spaceflight systems are highly specialized with sophisticated and complex technology. We have built operational processes to ensure that the design, manufacture, performance and servicing of our spaceflight systems meet rigorous quality standards. However, our spaceflight systems are still subject to operational and process problems, such as manufacturing and design issues, pilot errors, or cyber attacks. Any actual or perceived safety issues may result in significant reputational harm to our business and our ability to generate human spaceflight revenue.
Impact of COVID-19
On March 11, 2020, the World Health Organization characterized the outbreak of COVID-19 as a global pandemic and recommended containment and mitigation measures. Since then, extraordinary actions have been taken by international, federal, state, and local public health and governmental authorities to contain and combat the outbreak and spread of COVID-19 in regions throughout the world. These actions include travel bans, quarantines, “stay-at-home” orders, and similar mandates for many individuals to substantially restrict daily activities and for many businesses to curtail or cease normal operations.
Consistent with the actions taken by governmental authorities, including California, New Mexico and the United Kingdom, where most of our workforce is located, we have taken appropriately cautious steps to protect our workforce and support community efforts. As part of these efforts, and in accordance with applicable government directives, we initially reduced and then temporarily suspended on-site operations at our facilities in Mojave, California and Spaceport America, New Mexico in late March 2020. Starting late March 2020, approximately two-thirds of our employees and contractors were able to complete their duties from home, which enabled much critical work to continue, including engineering analysis and drawing releases for VSS Unity, VMS Eve and the second SpaceShipTwo vehicle, process documentation updates, as well as workforce training and education. The remaining one-third of our workforce was unable to perform their normal duties from home. In April 2020, in accordance with our classification within the critical infrastructure designation, we resumed limited operations under revised operational and manufacturing plans that conform to the latest COVID-19 health precautions. This includes universal facial covering requirements, rearranging facilities to follow social distancing protocols, conducting active daily temperature checks and undertaking regular and thorough disinfecting of surfaces and tools. We are also testing employees and contractors for COVID-19 on a regular basis. However, the COVID-19 pandemic and the continued precautionary actions taken related to COVID-19 have adversely impacted, and are expected to continue to adversely impact, our operations, including the completion of the development of our spaceflight systems and our scheduled spaceflight test programs.
As of the date of this prospectus, most of our employees whose work requires them to be in our facilities are now back on-site, but we have experienced, and expect to continue to experience, reductions in operational efficiency due to illness from COVID-19 and precautionary actions taken related to COVID-19. For the time being, we are encouraging those employees who are able to work from home to continue doing so.
The COVID-19 pandemic and the protocols and procedures we have implemented in response to the pandemic have caused some delays in operational and maintenance activities, including delays in our test flight program. The full impact of the COVID-19 pandemic on our business and results of operations subsequent to June 30, 2020 will depend on future developments, such as the ultimate duration and scope of the outbreak and its impact on our operations necessary to complete the development of our spaceflight systems, our scheduled spaceflight test programs and commencement of our commercial flights. In addition to existing travel restrictions, countries may continue to maintain or reimpose closed borders, impose prolonged quarantines, or further restrict travel. We believe our cash and cash equivalents on hand at June 30, 2020 and management's operating plan, will provide sufficient liquidity to fund our operations for at least the next twelve months from the date of this prospectus. If we experience a significant delay due to our workforce getting ill or if the pandemic worsens, we may take additional actions, such as further reducing costs.
Components of Results of Operations
Revenue
To date, we have primarily generated revenue by transporting scientific commercial research and development payloads using our spaceflight systems and by providing engineering services as a subcontractor to the primary contractor of a long-term contract with the U.S. government. We also have generated revenue from a sponsorship arrangement.
Following the commercial launch of our human spaceflight services, we expect the significant majority of our revenue to be derived from sales of tickets to fly to space. We also expect that we will continue to receive a small portion of our revenue by providing services relating to the research, design, development, manufacture and integration of advanced technology systems.
Cost of Revenue
Costs of revenue related to spaceflights include costs related to the consumption of a rocket motor, fuel, payroll and benefits for our pilots and ground crew, and maintenance. Cost of revenue related to the engineering services consist of expenses related to materials and human capital, such as payroll and benefits. Once we have completed our test flight program and commenced commercial operations, we will capitalize the cost to construct any additional SpaceShipTwo vehicles. Cost of revenue will include vehicle depreciation once those spaceships are placed into service. We have not capitalized any spaceship development costs to date.
Gross Profit and Gross Margin
Gross profit is calculated based on the difference between our revenue and cost of revenue. Gross margin is the percentage obtained by dividing gross profit by our revenue. Our gross profit and gross margin has varied historically based on the mix of revenue-generating spaceflights and engineering services. As we approach the commercialization of our spaceflights, we expect our gross profit and gross margin may continue to vary as we scale our fleet of spaceflight systems.
Selling, General and Administrative
Selling, general and administrative expenses consist of human capital related expenses for employees involved in general corporate functions, including executive management and administration, accounting, finance, tax, legal, information technology, marketing, and human resources; depreciation expense and rent relating to facilities, including the lease with Spaceport America, and equipment; professional fees; and other general corporate costs. Human capital expenses primarily include salaries and benefits. As we continue to grow as a company, we expect that our selling, general and administrative costs will increase on an absolute dollar basis.
We also expect to incur additional expenses as a result of operating as a public company, including expenses necessary to comply with the rules and regulations applicable to companies listed on a national securities exchange and related to compliance and reporting obligations pursuant to the rules and regulations of the SEC, as well as higher expenses for general and director and officer insurance, investor relations, and professional services.
Research and Development
Research and development expense represents costs incurred to support activities that advance our human spaceflight towards commercialization, including basic research, applied research, concept formulation studies, design, development, and related testing activities. Research and development costs consist primarily of the following costs for developing our spaceflight systems:
•flight testing programs, including rocket motors, fuel, and payroll and benefits for pilots and ground crew performing test flights;
•equipment, material, and labor hours (including from third party contractors) for developing the spaceflight system’s structure, spaceflight propulsion system, and flight profiles; and
•rent, maintenance, and depreciation of facilities and equipment and other overhead expenses allocated to the research and development departments.
As of June 30, 2020, our current primary research and development objectives focus on the development of our SpaceShipTwo vehicles for commercial spaceflights and developing our RocketMotorTwo, a hybrid rocket propulsion system that will be used to propel our SpaceShipTwo vehicles into space. The successful development of SpaceShipTwo and RocketMotorTwo involves many uncertainties, including:
•timing in finalizing spaceflight systems design and specifications;
•successful completion of flight test programs, including flight safety tests;
•our ability to obtain additional applicable approvals, licenses or certifications from regulatory agencies, if required, and maintaining current approvals, licenses or certifications;
•performance of our manufacturing facilities despite risks that disrupt production, such as natural disasters and hazardous materials;
•performance of a limited number of suppliers for certain raw materials and components;
•performance of our third-party contractors that support our research and development activities;
•our ability to maintain rights from third parties for intellectual properties critical to research and development activities;
•our ability to continue funding and maintaining our current research and development activities; and
•the impact of the ongoing global COVID-19 pandemic.
A change in the outcome of any of these variables could delay the development of SpaceShipTwo and RocketMotorTwo, which in turn could impact when we are able to commence our human spaceflights.
As we are currently still in our final development and testing stage of our spaceflight system, we have expensed all research and development costs associated with developing and building our spaceflight system. We expect that our research and development expenses will decrease once technological feasibility is reached for our spaceflight systems as the costs incurred to manufacture additional SpaceShipTwo vehicles, built by leveraging the invested research and development, will no longer qualify as research and development activities.
Interest Income
Interest income consists primarily of interest earned on cash and cash equivalents held by us in interest bearing demand deposit accounts and cash equivalents.
Interest Expense
Interest expense relates to our finance lease obligations.
Other Income
Other income consists of miscellaneous non-operating items, such as merchandising and legal settlements.
Income Tax Provision
We are subject to income taxes in the United States and the United Kingdom. Our income tax provision consists of an estimate of federal, state, and foreign income taxes based on enacted federal, state, and foreign tax rates, as adjusted for allowable credits, deductions, uncertain tax positions, changes in the valuation of our deferred tax assets and liabilities, and changes in tax laws.
Results of Consolidated Operations
The following tables set forth our results of operations for the periods presented and expresses the relationship of certain line items as a percentage of revenue for those periods. The period-to-period comparisons of financial results is not necessarily indicative of future results.

	Six Months Ended June 30,		Years Ended December 31,
	2020	2019	2019	2018
	(Unaudited)
	(In thousands)
Revenue	$238	$2,420	$3,781	$2,849

Cost of revenue	173	1,284	2,004	1,201
Gross profit	65	1,136	1,777	1,648
Operating expenses:
Selling, general and administrative expenses	52,802	26,905	82,166	50,902
Research and development expenses	71,432	61,591	132,873	117,932
Operating loss	(124,169)	(87,360)	(213,262)	(167,186)
Interest income	1,683	750	2,297	633
Interest expense	(17)	(2)	(36)	(10)
Other income	49	37	128	28,571
Loss before income taxes	(122,454)	(86,575)	(210,873)	(137,992)
Income tax (benefit) expense	(6)	86	62	147
Net loss	$(122,448)	$(86,661)	$(210,935)	$(138,139)

Revenue

	Six Months Ended June 30,		$	%	Years Ended December 31,		$	%
	2020	2019	Change		2019	2018	Change
	(Unaudited)
	(In thousands, except for %)
Revenue	$238	$2,420	$(2,182)	(90)%	$3,781	$2,849	$932	33%
Six months ended June 30, 2020 compared to six months ended June 30, 2019. Revenue decreased by $2.2 million, or 90%, to $0.2 million for the six months ended June 30, 2020 from $2.4 million for the six months ended June 30, 2019. This is primarily due to decreased engineering services of $1.0 million under long-term U.S. government contracts, a decrease in payload revenue of $0.8 million attributable to the February 2019 payload flown in connection with our testing program, and reduced sponsorship revenue of $0.3 million from an expired agreement.
Year ended December 31, 2019 compared to year ended December 31, 2018. Revenue increased by $0.9 million, or 33%, to $3.8 million for the year ended December 31, 2019 from $2.8 million for the year ended December 31, 2018. This is primarily due to flying payload in February 2019 in connection with our testing program and an increase in engineering services provided under long-term U.S. government contracts in 2019.
Cost of Revenue and Gross Profit

	Six Months Ended June 30,		$	%	Years Ended December 31,		$	%
	2020	2019	Change		2019	2018	Change
	(Unaudited)
	(In thousands, except %)
Cost of revenue	$173	$1,284	$(1,111)	(87)%	$2,004	$1,201	$803	67%
Gross profit	$65	$1,136	$(1,071)	(94)%	$1,777	$1,648	$129	8%
Gross margin	27%	47%			47%	58%
Six months ended June 30, 2020 compared to six months ended June 30, 2019. Cost of revenue decreased by $1.1 million, or 87%, to $0.2 million for the six months ended June 30, 2020 from $1.3 million for the six months ended June 30, 2019. The change in cost of revenue was primarily due to the costs for flying payload in February 2019 compared to the six months ended June 30, 2019, during which time we recorded no payload revenue. The labor costs associated with providing engineering services under long-term U.S. government contracts decreased proportionally with the billings. Gross profit decreased by $1.1 million, or 94%, to 0.1 million for the six months ended June 30, 2020 from $1.1 million for the six months ended June 30, 2019. Gross margin for the six months ended June 30, 2020 decreased 20 percentage points compared to the six months ended June 30, 2019. The decrease in gross profit and gross margin is primarily driven by smaller gross margins associated with the long-term engineering service contracts.
Year ended December 31, 2019 compared to year ended December 31, 2018. Cost of revenue increased by $0.8 million, or 67%, to $2.0 million for the year ended December 31, 2019 from $1.2 million for the year ended December 31, 2018. The change in cost of revenue is primarily due to labor costs associated with providing engineering services under long-term U.S. government contracts and flight costs for flying a payload in February 2019. Gross profit increased by $0.1 million, or 8%, to $1.8 million for the year ended December 31, 2019 from $1.6 million for the year ended December 31, 2018. Gross margin for the year ended December 31, 2019 decreased by 11 percentage points compared to the year ended December 31, 2018. The increase in gross profit and the decrease in gross margin is primarily driven by smaller gross margins associated with the increased mix of long-term engineering services and similarly for flying payload in February 2019.

Selling, General and Administrative Expenses

	Six Months Ended June 30,		$	%	Years Ended December 31,		$	%
	2020	2019	Change		2019	2018	Change
	(Unaudited)
	(In thousands, except %)
Selling, general and administrative expense	$52,802	$26,905	$25,897	96%	$82,166	$50,902	$31,264	61%
Six months ended June 30, 2020 compared to six months ended June 30, 2019. Selling, general and administrative expenses increased by $25.9 million, or 96%, to $52.8 million for the six months ended June 30, 2019 from $26.9 million for the six months ended June 30, 2019. This $25.9 million increase was primarily due to additional cost associated with being a public company, including increases of $7.8 million of professional and legal fees, $5.0 million of insurance, $4.0 million of salary and other benefits, $1.3 million of IT software and consulting expense, as well as $6.3 million stock-based compensation and $0.9 million of depreciation expense.
Year ended December 31, 2019 compared to year ended December 31, 2018. Selling, general and administrative expenses increased by $31.3 million, or 61%, to $82.2 million for the year ended December 31, 2019 from $50.9 million for the year ended December 31, 2018. This $31.3 million increase was primarily due to general corporate growth, including preparation for becoming a public company in connection with the Virgin Galactic Business Combination.
Research and Development Expenses

	Six Months Ended June 30,		$	%	Years Ended December 31,		$	%
	2020	2019	Change		2019	2018	Change
	(Unaudited)
	(In thousands, except %)
Research and development expenses	$71,432	$61,591	$9,841	16%	$132,873	$117,932	$14,941	13%
Six months ended June 30, 2020 compared to three months ended June 30, 2019. Research and development expenses increased by $9.8 million, or 16%, to $71.4 million for the six months ended June 30, 2020 from $61.6 million for the six months ended June 30, 2019. The increase was primarily due to costs associated with developing our spaceflight system, including increases of $2.2 million of salary and other benefits, $1.4 million of materials and minor equipment costs, $1.0 million of facilities costs, $0.5 million of insurance costs, $0.5 million of technical consulting fees, and $3.5 million of stock-based compensation and $0.5 million of depreciation expense.
Year ended December 31, 2019 compared to year ended December 31, 2018. Research and development expenses increased by $14.9 million, or 13%, to $132.9 million for the year ended December 31, 2019 from $117.9 million for the year ended December 31, 2018. The increase was primarily due to costs associated with developing our spaceflight system, of which $6.8 million was due to increased material costs, $5.7 million was due to increased human capital expenses, such as payroll, benefits and third-party contractor costs, related to growth in our engineering research and development headcount and $0.6 million was due to other research and development costs. Total spaceflight system development costs incurred during the year ended December 31, 2019 was $114.5 million as compared to $101.5 million for the year ended December 31, 2018. The remaining increase in research and development is primarily related to an increase of $1.7 million costs associated with test flights which totaled $18.2 million for the year ended December 31, 2019, as compared to $16.4 million for the year ended December 31, 2018. Test flight expenses include costs related to consumption of rocket motors, fuel, and payroll and benefit costs for our pilots and ground crew.

Interest Income

	Six Months Ended June 30,		$	%	Years Ended December 31,		$	%
	2020	2019	Change		2019	2018	Change
	(Unaudited)
	(In thousands, except %)
Interest income	$1,683	$750	$933	124%	$2,297	$633	$1,664	263%
Six months ended June 30, 2020 compared to six months ended June 30, 2019. Interest income increased by $0.9 million, or 124%, to $1.7 million for the six months ended June 30, 2020 from $0.8 million for the six months ended June 30, 2019. The increase was primarily due to increase in cash, cash equivalents and restricted cash related to the proceeds of the Virgin Galactic Business Combination, which are being held in an interest-bearing accounts.
Year ended December 31, 2019 compared to year ended December 31, 2018. Interest income increased by $1.7 million, or 263%, to $2.3 million for the year ended December 31, 2019 from $0.6 million for the year ended December 31, 2018. The increase was primarily due to increase in cash and cash equivalents related to the proceeds of the Virgin Galactic Business Combination, which are being held in an interest-bearing account.
Interest Expense
The increase in interest expense for the six months ended June 30, 2020 and 2019 was not material and attributable to our finance lease obligations. Interest expense was immaterial for the years ended December 31, 2019 and 2018.
Other Income

	Six Months Ended June 30,		$	%	Years Ended December 31,		$	%
	2020	2019	Change		2019	2018	Change
	(Unaudited)
	(In thousands, except %)
Other income	$49	$37	$12	32%	$128	$28,571	$(28,443)	(100)%
Six months ended June 30, 2020 compared to six months ended June 30, 2019. The increase in other income for the six months ended June 30, 2020 from the six months ended June 30, 2019 was not material and is primarily attributable to the net unrealized gains on marketable securities.
Year ended December 31, 2019 compared to year ended December 31, 2018. Other income for the year ended December 31, 2019 decreased by $28.4 million, or 100%, to $0.1 million compared to $28.6 million in December 31, 2018 primarily due to a $28.0 million nonrecurring gain from a legal settlement received from one of our suppliers during the first half of the year ended December 31, 2018.
Income Tax Expense
Income tax expense was immaterial for the six months ended June 30, 2020 and 2019 and for the years ended December 31, 2019 and 2018. We have accumulated net operating losses at the federal and state level as we have not yet started commercial operations. We maintain a substantially full valuation allowance against our net deferred tax assets. The income tax expenses shown above are primarily related to minimum state filing fees in the states where we have operations as well as corporate income taxes for our operations in the United Kingdom, which operates on a cost-plus arrangement.
Liquidity and Capital Resources
Prior to the consummation of the Virgin Galactic Business Combination, our operations historically participated in cash management and funding arrangements managed by Vieco 10 and GV. Only cash and cash equivalents held in bank accounts legally owned by entities dedicated to us are reflected in the consolidated balance sheets. Cash and cash equivalents held in bank accounts legally owned by Vieco 10 and GV were not directly attributable to us for any of the periods presented. Transfers of cash, both to and from Vieco 10 and GV by us have been reflected as a component of net parent investment and membership equity in the consolidated balance sheets and as a financing activity on the accompanying consolidated statements of cash flows.
As of June 30, 2020 and December 31, 2019, we had cash, cash equivalents and restricted cash of $373.2 million and $492.7 million. From the time of our inception to the consummation of the Virgin Galactic Business Combination, we have financed our operations and capital expenditures through cash flows financed by Vieco 10 and GV. Our principal sources of liquidity following the Virgin Galactic Business Combination and the October 2019 investment by an entity affiliated with the Boeing Company have been our cash and cash equivalents and restricted cash.
Historical Cash Flows

	For the Six Months Ended June 30,		Years Ended December 31,
	2020	2019	2019	2018
	(Unaudited)
	(In thousands)
Net cash provided by (used in)
Operating activities	$(107,888)	$(88,872)	$(203,556)	$(145,703)
Investing activities	(10,139)	(8,300)	(19,411)	(10,590)
Financing activities	(1,516)	101,128	634,320	156,595
Net change in cash and cash equivalents and restricted cash	$(119,543)	$3,956	$411,353	$302
Operating Activities
Net cash used in operating activities was $107.9 million for the six months ended June 30, 2020, primarily consisting of $122.4 million of net losses, adjusted for non-cash items, which primarily included depreciation and amortization expense of $4.7 million and stock based compensation expense of $10.0 million, as well as a $0.2 million of cash consumed by working capital.
Net cash used in operating activities was $88.9 million for the six months ended June 30, 2019, primarily consisting of $86.7 million of net losses, adjusted for certain non-cash items, which primarily included depreciation and amortization expense of $3.2 million.
Net cash used in operating activities was $203.6 million for the year ended December 31, 2019, primarily consisting of $210.9 million of net losses, adjusted for non-cash items, which primarily included depreciation and amortization expense of $7.0 million and stock based compensation expense of $2.5 million, as well as a $2.1 million increase in cash consumed by working capital. The increase in cash consumed by working capital was primarily driven by an increase in certain assets including inventories, prepayments and other current assets alongside a decrease in certain liabilities including accounts payable and accrued liabilities. This increase in cash consumed by working capital was partially offset by an increase in certain liabilities including amounts due to related parties, net and customer deposits, alongside a decrease in certain assets including accounts receivable and other non-current assets.
Net cash used in operating activities was $145.7 million for the year ended December 31, 2018, primarily consisting of $138.1 million of net losses, adjusted for certain non-cash items, which primarily included depreciation and amortization expense of $5.8 million and $(0.5) million of deferred rent expense, as well as a $12.9 million increase in cash consumed primarily by an increase in inventories, due from related party, net, accounts receivable, and a decrease in customer deposits offset by an increase in accounts payable and accrued liabilities.

Investing Activities
Net cash used in investing activities was $10.1 million for the six months ended June 30, 2020, primarily consisting of construction activities at the Gateway to Space facility, IT infrastructure purchases, and the purchase of tooling and manufacturing equipment.
Net cash used in investing activities was $8.3 million for the six months ended June 30, 2019, primarily consisting of purchases of tooling and manufacturing equipment, construction activities at the Gateway to Space facility, including main hangar construction, and purchasing of furniture and fixtures, as well as construction relating to spaceflight systems fueling facilities.
Net cash used in investing activities was $19.4 million for the year ended December 31, 2019, primarily consisting of purchases of manufacturing equipment, leasehold improvements at the Mojave Air and Space Port facility, purchases of furniture and fixtures, IT infrastructure upgrades, and spare parts as well as construction activities at the Gateway to Space facility and at spaceflight systems fueling facilities.
Net cash used in investing activities was $10.6 million for the year ended December 31, 2018, primarily consisting of purchases of tooling and manufacturing equipment, design and construction projects at our New Mexico facility, including upgrades to communications systems, IT infrastructure upgrades, main hangar design and architectural services, buildout of maintenance and ground support facilities, and spaceflight systems fueling facilities.
Financing Activities
Net cash used in financing activities was $1.5 million for the six months ended June 30, 2020, consisting primarily of cash consumed by professional and other fees related to financing transaction costs, partially offset by proceeds from long-term debt.
Net cash provided by financing activities was $101.1 million for the six months ended June 30, 2019, consisting primarily of equity contributions received from Vieco 10.
Net cash provided by financing activities was $634.3 million for the year ended December 31, 2019 consisting primarily of proceeds of $500.0 million from the Virgin Galactic Business Combination, equity contributions from Vieco 10 of $162.4 million and proceeds of $20.0 million from issuance of our common stock, partially offset by issuance costs of $48.0 million incurred in connection with the Virgin Galactic Business Combination.
Net cash provided by financing activities was $156.6 million for the year ended December 31, 2018, consisting primarily of equity contributions received from Vieco 10.
Funding Requirements
We expect our expenses to increase substantially in connection with our ongoing activities, particularly as we continue to advance the development of our spaceflight system and the commercialization of our human spaceflight operations. In addition, we expect cost of revenue to increase significantly as we commence commercial operations and add additional spaceships to our operating fleet.
Specifically, our operating expenses will increase as we:
•scale up our manufacturing processes and capabilities to support expanding our fleet with additional spaceships, carrier aircraft and rocket motors upon commercialization;
•pursue further research and development on our future human spaceflights, including those related to our research and education efforts, high speed point-to-point travel;
•hire additional personnel in research and development, manufacturing operations, testing programs, and maintenance as we increase the volume of our spaceflights upon commercialization;

•seek regulatory approval for any changes, upgrades or improvements to our spaceflight technologies and operations in the future, especially upon commercialization;
•maintain, expand and protect our intellectual property portfolio; and
•hire additional personnel in management to support the expansion of our operational, financial, information technology, and other areas to support our operations as a public company.
Changing circumstances may cause us to consume capital significantly faster than we currently anticipate, and we may need to spend more money than currently expected because of circumstances beyond our control.
We have based this estimate on assumptions that may prove to be wrong, and we could utilize our available capital resources sooner than we expect. Additionally, changing circumstances may cause us to consume capital significantly faster than we currently anticipate, and we may need to spend more money than currently expected because of circumstances beyond our control.
Additionally, we are in the final phases of developing our commercial spaceflight program. While we anticipate initial commercial launch with a single SpaceShipTwo, we currently have two additional SpaceShipTwo vehicles under construction and expect the direct costs to complete these two vehicles to be in the range of $35 million to $55 million. We anticipate the costs to manufacture additional vehicles will begin to decrease as we continue to scale up our manufacturing processes and capabilities. Until we have achieved technological feasibility with our spaceflight systems, we will not capitalize expenditures incurred to construct any additional components of our spaceflight systems and continue to expense these costs as incurred to research and development.
The commercial launch of our human spaceflight program and the anticipated expansion of our fleet have unpredictable costs and are subject to significant risks, uncertainties and contingencies, many of which are beyond our control, that may affect the timing and magnitude of these anticipated expenditures. Some of these risk and uncertainties are described in more detail in this prospectus under the heading “Risk Factors—Risks Related to Our Business.”
Commitments and Contingencies
The following table summarizes our contractual obligations as of December 31, 2019.

		Payments Due by Periods(1)
	Total	<1 year	1-3 years	3-5 years	>5 years
	(In thousands)
Operating lease obligations	$48,820	$5,006	$7,362	$6,452	$30,000
Finance lease obligations	392	57	219	116	—
Total lease obligations	$49,212	$5,063	$7,581	$6,568	$30,000
___________________
(1)We are a party to operating leases primarily for land and buildings (e.g., office buildings, warehouses and spaceport) and certain equipment (e.g., copiers) under non-cancelable operating and finance leases. These leases expire at various dates through 2035.
Off-Balance Sheet Arrangements
We do not engage in any off-balance sheet activities or have any arrangements or relationships with unconsolidated entities, such as variable interest, special purpose, and structured finance entities.
Critical Accounting Policies and Estimates
Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of our consolidated financial statements and related disclosures requires us to make estimates, assumptions and judgments that affect the reported amounts of assets, liabilities, revenues, costs and expenses and related disclosures. We believe that the estimates, assumptions and judgments involved in the accounting policies described below have the greatest potential impact on our financial statements and, therefore, we consider these to be our critical accounting policies. Accordingly, we evaluate our estimates and assumptions on an ongoing basis. Our actual results may differ from these estimates under different assumptions and conditions. Please refer to Note 2 in our consolidated financial statements included elsewhere in this prospectus for information about these critical accounting policies, as well as a description of our other significant accounting policies.
Revenue Recognition
We have yet to undertake our first commercial spaceflight for paying private individuals and consequently have not generated any human spaceflight revenue. In December 2018 and February 2019, we successfully carried payloads into space and accordingly recognized revenue related to these spaceflights. Additionally, we have one fixed-price contract as a subcontractor to the primary contractor of a long-term contract with the U.S. government, under which we perform the specified work on a time-and-materials basis subject to a guaranteed maximum price.
For the years ended December 31, 2018 and 2017, we recognized revenue when delivery of our obligations to our customer has occurred, the collection of the relevant receivable is probable, persuasive evidence of an arrangement exists, and the sales price is fixed or determinable. Revenue is measured at the fair value of the consideration received excluding discounts, rebates, Value Added Tax, and other sales taxes or duty. Cash payments for spaceflights are classified as customer deposits until persuasive evidence of an arrangement exists. Revenues from spaceflight is recognized when spaceflight service has been delivered. Revenue from engineering services is recognized on a time-and-materials basis for direct labor hours incurred at fixed hourly rates.
For the year ended December 31, 2019, we recognize revenue when control of the promised service is transferred to our customers in an amount that reflects the consideration we expect to be entitled to in exchange for those services, in accordance with the new standards. However, there is no significant impact in the recognition of revenue.
For the three and six months period ended June 30, 2020 and 2019, we recognized revenue when delivery of our obligations to our customer has occurred, the collection of the relevant receivable is probable, persuasive evidence of an arrangement exists, and the sales price is fixed or determinable. Revenue is measured at the fair value of the consideration received excluding discounts, rebates, value added tax, and other sales taxes or duty. Cash payments for spaceflights are classified as customer deposits until persuasive evidence of an arrangement exists. Revenues from spaceflight is recognized when spaceflight service has been delivered. Revenue from engineering services is recognized on a time-and-materials basis for direct labor hours incurred at fixed hourly rates.
Inventories
Inventories consist of raw materials expected to be used for the development of the human spaceflight program and customer specific contracts. Inventories are stated at the lower of cost or net realizable value. If events or changes in circumstances indicate that the utility of our inventories have diminished through damage, deterioration, obsolescence, changes in price or other causes, a loss is recognized in the period in which it occurs. We capitalize labor, material, subcontractor and overhead costs as work-in-process for contracts where control has not yet passed to the customer. In addition, we capitalizes costs incurred to fulfill a contract in inventories in advance of contract award as work-in-process if we determine that contract award is probable. We determine the costs of other product and supply inventories by using the first-in first-out or average cost methods.

Research and Development
We conduct research and development activities to develop existing and future technologies that advance our spaceflight system towards commercialization. Research and development activities include basic research, applied research, concept formulation studies, design, development, and related test program activities. Costs incurred for developing our spaceflight system and flight profiles primarily include equipment, material, and labor hours. Costs incurred for performing test flights primarily include rocket motors, fuel, and payroll and benefits for pilots and ground crew. Research and development costs also include rent, maintenance, and depreciation of facilities and equipment and other allocated overhead expenses. We expense all research and development costs as incurred. Once we have achieved technological feasibility, we will capitalize the costs to construct any additional components of our spaceflight systems.
Income Taxes
For the period from January 1, 2019 through October 25, 2019 and the years ended December 31, 2019 and 2018, we adopted the separate return approach for the purpose of presenting the combined financial statements, including the income tax provisions and the related deferred tax assets and liabilities. Our historic operations reflect a separate return approach for each jurisdiction in which we had a presence and GV filed a tax return. For the period from October 26, 2019 through December 31, 2019, we will file our own tax return.
We record income tax expense for the anticipated tax consequences of the reported results of operations using the asset and liability method. Under this method, we recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting and tax basis of assets and liabilities, as well as for operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using the tax rates that are expected to apply to taxable income for the years in which those tax assets and liabilities are expected to be realized or settled. We record valuation allowances to reduce our deferred tax assets to the net amount that we believe is more likely than not to be realized. Our assessment considers the recognition of deferred tax assets on a jurisdictional basis. Accordingly, in assessing its future taxable income on a jurisdictional basis, we consider the effect of our transfer pricing policies on that income. We have placed a valuation allowance against U.S. federal and state deferred tax assets since the recovery of the assets is uncertain.
We recognize tax benefits from uncertain tax positions only if we believe that it is more likely than not that the tax position will be sustained on examination by the taxing authorities based on the technical merits of the position. As we grow, we will face increased complexity in determining the appropriate tax jurisdictions for revenue and expense items. We adjust these reserves when facts and circumstances change, such as the closing of a tax audit or refinement of an estimate. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences will affect the income tax expense in the period in which such determination is made and could have a material impact on our financial condition and operating results. The income tax expense includes the effects of any accruals that we believe are appropriate, as well as the related net interest and penalties.
We have not yet started commercial operations and as such we are accumulating net operating losses at the federal and state levels, which are reflected in the income tax provision section of the balance sheet. The presented income tax expenses in these statements are primarily related to minimum state filing fees in the states where we have operations as well as corporate income taxes for our operations in the United Kingdom, which operates on a cost-plus arrangement and therefore incurs income tax expenses.
Stock-Based Compensation
Vieco 10 granted options with performance conditions and service requirements. Compensation cost is recognized if it is probable that the performance condition will be achieved. The performance conditions restrict exercisability or settlement until certain liquidity events occur, such as a qualifying initial public offering or change in control. No accrual has been recorded as none of the performance conditions have been achieved nor deemed probable of being achieved.
In connection with the Virgin Galactic Business Combination, our board of directors and stockholders adopted the 2019 Incentive Award Plan (the “2019 Plan”). Pursuant to the 2019 Plan, up to 21,208,755 shares of common stock have been reserved for issuance to employees, consultants and directors. Please refer to Note 14 in our consolidated financial statements included elsewhere in this prospectus for further information regarding stock-based compensation.
Cash Incentive Plan
Some of our employees participate in a multiyear cash incentive plan (the “Cash Incentive Plan”) to provide cash bonuses based on the attainment of three qualifying milestones with defined target dates. The maximum aggregate amount of cash awards under the Cash Incentive Plan is $30.0 million. Compensation cost is recognized if it is probable that a milestone will be achieved.
On October 25, 2019, the second qualifying milestone under the VG Companies' multiyear cash incentive plan was amended such that the participants who remained continuously employed by us are entitled to receive 100% of the bonus that such participant would have otherwise received upon the achievement of the original second qualifying milestone. We recognized the $9.9 million in compensation costs owed to participants for the second qualifying milestone and such amount was paid on November 8, 2019.
Please refer to Note 2 in our consolidated financial statements included elsewhere in this prospectus for further information regarding cash-based bonus compensation.
Recent Accounting Pronouncements
Please refer to Note 3 in our consolidated financial statements included elsewhere in this prospectus for a description of recently adopted accounting pronouncements and recently issued accounting pronouncements not yet adopted as of the date of this prospectus.
Quantitative and Qualitative Disclosures about Market Risk
We have operations within the United States and the United Kingdom and as such we are exposed to market risks in the ordinary course of our business, including the effects of interest rate changes and fluctuations in foreign currency exchange rates. Information relating to quantitative and qualitative disclosures about these market risks is set forth below.
Interest Rate Risk
Cash, cash equivalents and restricted cash consist solely of cash held in depository accounts and as such are not affected by either an increase or decrease in interest rates. We consider all highly liquid investments with a maturity of three months or less as cash equivalents. As of June 30, 2020, we had $373 million deposits held primarily in cash, cash equivalents and restricted cash, which includes $230.4 million in cash equivalents. Cash equivalents are short term investments and would not be significantly impacted by changes in the interest rates. We believe that a 10% increase or decrease in interest rates would not have a material effect on our interest income or expense.
Foreign Currency Risk
The functional currency of our operations in the United Kingdom is the local currency. We translate the financial statements of the operations in the United Kingdom to United States Dollars and as such we are exposed to foreign currency risk. Currently, we do not use foreign currency forward contracts to manage exchange rate risk, as the amount subject to foreign currency risk is not material to our overall operations and results.
Internal Control Over Financial Reporting
A company’s internal control over financial reporting is a process designed by, or under the supervision of, that company’s principal executive and principal financial officers, or persons performing similar functions, and influenced by that company’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.
In connection with the audit of our consolidated financial statements as of and for the years ended December 31, 2019 and 2018, we identified two material weaknesses in our internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.
The first material weakness is related to the lack of a sufficient number of personnel to execute, review and approve all aspects of the financial statement close and reporting process. This material weakness may not allow for us to have proper segregation of duties and the ability to close our books and records and report our results, including required disclosures, on a timely basis. The second material weakness arises from the need to augment our information technology and application controls in our financial reporting.
We continue to focus on the design and implementation of processes and procedures to improve our internal control over financial reporting and remediate our material weaknesses. We have already expanded our governance and risk management leadership by hiring an executive in charge of our efforts to comply with the Sarbanes-Oxley Act. Our additional planned activities include:
•designing and implementing additional review procedures to include more comprehensive documentation and formalization of internal control operations;
•recruiting additional personnel, in addition to utilizing third party consultants, to more effectively segregate key functions within our business and financial reporting process;
•designing and implementing information technology general controls and business process application controls in our financial systems to support our information processing objectives;
•enhancing our financial system’s security role definition, and implementing workflow controls, to improve the reliability of our systems process and related reporting; and
•implementing additional integration in our financially significant systems to reduce the amount of manual intervention in our internal controls and financial reporting process.
While these actions, and others, are subject to ongoing management evaluation, including the validation and testing of internal controls over a sustained period of financial reporting cycles, we are committed to remediating internal controls deficiencies as they are identified and committed to the continuous improvement of our overall controls environment.

BUSINESS
Overview
We are a vertically-integrated aerospace company, pioneering human spaceflight for private individuals and researchers, as well as a manufacturer of advanced air and space vehicles. Using our proprietary and reusable technologies and supported by a distinctive, Virgin-branded customer experience, we are developing a spaceflight system designed to offer customers, whom we refer to as “future astronauts,” a unique, multi-day, transformative experience. This culminates in a spaceflight that includes views of Earth from space and several minutes of weightlessness that will launch from Spaceport America, New Mexico. We believe that one of the most exciting and significant opportunities of our time lies in the commercial exploration of space and the development of technology that will change the way we travel across the globe in the future. Together we are opening access to space to change the world for good.
Over the past decade, several trends have converged to invigorate the commercial space industry. Rapidly advancing technologies, decreasing costs, open innovation models with improved access to technology and greater availability of capital have driven significant growth in the commercial space market. According to an October 2018 article from the U.S. Chamber of Commerce, the commercial space market is expected to grow 6% per year, from $385 billion in 2017 to at least $1.5 trillion by 2040, reaching 5% of U.S. gross domestic product. As a result of these trends, we believe the exploration of space and the cultivation and monetization of space-related capabilities offer immense potential for the creation of economic value and future growth. Further, we believe we are at the center of these industry trends and well-positioned to capitalize on them by bringing human spaceflight to a broad global population that dreams of traveling to space.
The market for commercial human spaceflight for private individuals is new and untapped. As of June 30, 2020, only 576 humans have ever traveled above the Earth’s atmosphere into space to become officially recognized as astronauts, cosmonauts or taikonauts. Overwhelmingly, these men and women have been government employees handpicked by government space agencies such as the National Aeronautics and Space Administration (“NASA”) and trained over many years at significant expense. Private commercial space travel has been limited to a select group of individuals who were able to reach space, generally only at great personal expense and risk. We are planning to change that. We believe a significant market opportunity exists to provide high net worth individuals with a dynamic spaceflight experience at a fraction of the expense incurred by other private individuals to date. We believe this market opportunity is supported by the approximately 600 reservations and over $80.0 million of deposits we had booked as of July 30, 2020. Additionally, in February 2020, we launched our One Small Step campaign, which allows interested individuals to place a $1,000 refundable registration deposit towards the cost of a future ticket once we reopen ticket sales and as of July 30, 2020, we had received over 700 One Small Step deposits.
We have continued to progress through our test program schedule and our fleet expansion efforts during 2020, despite challenges and delays caused by the COVID-19 pandemic and actions taken in response to the COVID-19 pandemic. We currently expect to advance to the next phase of our test flight program with our first rocket-powered spaceflight from Spaceport America, and our third spaceflight to date, by Fall of 2020. In addition to our internal test flight objectives, this flight will also capture data that will be submitted to the FAA, and upon their review and successful determination, will approve us to fly paying customers under our existing commercial spaceflight license. Following a satisfactory review of the flight performance by our team, we would then plan to conduct a second powered spaceflight with a crew of two test pilots in the cockpit and four mission specialists in the cabin. Presuming the results of these previous flights are as expected, we would plan to fly our founder, Sir Richard Branson, on the third spaceflight from Spaceport America, occurring in the first quarter of 2021.
Over the last 14 years, we have developed an extensive portfolio of proprietary technologies that are embodied in the highly specialized assets that we have developed or leased to enable commercial spaceflight and address these industry trends. These assets include:
•Our carrier aircraft, WhiteKnightTwo. WhiteKnightTwo is a twin-fuselage, custom-built aircraft designed to carry our spaceship, SpaceShipTwo, up to an altitude of approximately 45,000 feet, where the spaceship is released for its flight into space. Our carrier aircraft is designed to launch thousands of SpaceShipTwo flights over its lifetime. This reusable launch platform design provides a flight experience and economics similar to commercial airplanes, and may offer a considerable economic advantage over other potential launch alternatives. Additionally, our carrier aircraft has a rapid turnaround time, enabling it to provide frequent spaceflight launch services for multiple spaceships.
•Our spaceship, SpaceShipTwo. SpaceShipTwo is a reusable spaceship with the capacity to carry two pilots and up to six future astronauts into space before returning them safely to the Earth’s surface. SpaceShipTwo is a rocket-powered winged vehicle designed to achieve a maximum speed of over Mach 3 and has a flight duration, measured from the takeoff of our carrier aircraft to the landing of SpaceShipTwo, of up to approximately 90 minutes. SpaceShipTwo’s cabin has been designed to optimize the future astronaut’s safety, experience and comfort. For example, the sides and ceiling of the spaceship’s cabin are lined by more than a dozen windows, offering future astronauts the ability to view the blackness of space as well as stunning views of the Earth below. With the exception of the rocket motor’s fuel and oxidizer, which must be replenished after each flight, SpaceShipTwo is designed as a wholly reusable spaceship.
•Our hybrid rocket motor, RocketMotorTwo. SpaceShipTwo is powered by a hybrid rocket propulsion system, RocketMotorTwo, that propels it on a trajectory into space. The term “hybrid” rocket refers to the fact that the rocket uses a solid fuel grain cartridge and a liquid oxidizer. The fuel cartridge is consumed over the course of a flight and replaced in between flights. RocketMotorTwo has been designed to provide performance capabilities necessary for spaceflight with a focus on safety, reliability and economy. Its design incorporates comprehensive critical safety features, including the ability to be safely shut down at any time, and its limited number of moving parts increases reliability and robustness for human spaceflight. Furthermore, the motor is made from a benign substance that needs no special or hazardous storage.
•Spaceport America. The future astronaut flight preparation and experience will take place at our operational headquarters at Spaceport America. Spaceport America is the first purpose-built commercial spaceport in the world and serves as the home of our terminal hangar building, officially designated the “Virgin Galactic Gateway to Space.” Spaceport America is located in New Mexico on 27 square miles of desert landscape, with access to 6,000 square miles of restricted airspace running from the ground to space. The restricted airspace will facilitate frequent and consistent flight scheduling by preventing general commercial air traffic from entering the area. Additionally, the desert climate and its relatively predictable weather provide favorable launch conditions year-round. Our license from the U.S. Federal Aviation Administration (the “FAA”) includes Spaceport America as a location from which we can launch and land our spaceflight system on a routine basis.
We have designed our spaceflight system with a fundamental focus on safety. Important elements of our safety design include horizontal takeoff and landing, highly reliable and rigorously tested jet engines on our carrier aircraft, two pilots in our carrier aircraft and the spaceship to provide important redundancy, a proprietary feathering system that allows the spaceship to properly align for re-entry with limited pilot input, extensive screening and training of our pilots, and the ability to safely abort at any time during the mission. In 2016, the FAA granted us our commercial space launch license with a limited number of verification and validation steps that must be completed before the FAA will clear us to include future astronauts on our spaceflights. Specifically, we are required by the FAA to submit final integrated vehicle performance results conducted in an operational flight environment, including final configuration of critical systems and aspects of the environmental control system and human factors performance. We have been submitting these verification reports throughout the test program and anticipate that the final two reports will be submitted following the successful completion of our next powered flight from Spaceport America by the end of 2020.
Our goal is to offer our future astronauts an unmatched, safe and affordable journey to space without the need for any special prior experience or significant prior training and preparation. We have worked diligently for over a decade to plan every aspect of the future astronaut’s journey to become an astronaut, drawing on a world-class team with extensive experience with human spaceflight, high-end customer experiences and reliable transportation system operations and safety. Each future astronaut will spend four days at Spaceport America, with the first three days spent on pre-flight training and the spaceflight itself occurring on the fourth day. In space, they will be able to exit their seats and experience weightlessness, floating about the cabin and positioning themselves at one of the many windows around the cabin sides and top. After enjoying several minutes of weightlessness, our astronauts will maneuver back to their own seats to prepare for re-entry and the journey back into the Earth’s atmosphere. Upon landing, astronauts will disembark and join family and friends to celebrate their achievements and receive their astronaut wings.
We have historically sold spaceflight tickets at a price point of up to $250,000 per ticket. Given demand for human spaceflight experiences and the limited available capacity, however, we expect the price of our tickets to increase for a period of time. We also anticipate offering premium pricing options for future astronauts with an interest in further customizing or enhancing their astronaut journey. As of July 30, 2020, we had reservations for approximately 600 spaceflight tickets and over $80.0 million in deposits. We believe these sales are largely attributable to the strength and prominence of the Virgin Galactic brand, which has driven many of our future astronauts directly to us with inbound requests. Additionally, in February 2020, we launched our One Small Step campaign, which allows interested individuals to place a $1,000 refundable registration deposit towards the cost of a future ticket once we reopen ticket sales and as of July 30, 2020, we had received over 700 One Small Step deposits. As we transition to full commercialization, we intend to take a more active role in marketing and selling our spaceflight experience. Given that sales of spaceflights are consultative and generally require a one-on-one sales approach, we intend to go to market using our direct sales organization and may expand the reach of that organization using a global network of high-end travel professionals that we refer to as “Accredited Space Agents”.
Our chief executive officer spent more than 30 years working at The Walt Disney Company, most recently as its President and Managing Director, Disney Parks International, and leads a senior management team with extensive experience in the aerospace industry, including the former Chief of Staff for NASA as well as NASA’s space shuttle launch integration manager. Our team of pilots is similarly experienced, with over 216 years of collective flight experience, and includes former test pilots for NASA, the Royal Air Force, the U.S. Air Force, the Italian Air Force and the U.S. Marine Corps. Our commercial team is managed and supported by individuals with significant experience and success in building and growing a commercial spaceflight brand, selling spaceflight reservations and managing the pre-flight future astronaut community.
Commercial Space Industry
The commercial exploration of space represents one of the most exciting and important technological initiatives of our time. For the last six decades, crewed spaceflight missions commanded by the national space agencies of the United States, Russia and China have captured and sustained the attention of the world, inspiring countless entrepreneurs, scientists, inventors, ordinary citizens and new industries. Despite the importance of these missions and their cultural, scientific, economic and geopolitical influence, as of June 30, 2020, only 576 humans have ever traveled above the Earth’s atmosphere into space to become officially recognized astronauts, cosmonauts or taikonauts. Overwhelmingly, these men and women have been government employees handpicked by government space agencies such as NASA and trained over many years at significant expense. While these highly capable government astronauts have inspired millions, individuals in the private sector have had extremely limited opportunity to fly into space, regardless of their personal wealth or ambitions. We are planning to change that.
Over the past decade, several trends have converged to invigorate the commercial space industry. Rapidly advancing technologies, decreasing costs, open innovation models with improved access to technology and greater availability of capital have driven explosive growth in the commercial space market. According to an October 2018 article from the U.S. Chamber of Commerce, the commercial space market will grow 6% per year, from $385.0 billion in 2017 to at least $1.5 trillion by 2040, reaching 5% of U.S. gross domestic product. The growth in private investment in the commercial space industry has led to a wave of new companies reinventing parts of the traditional space industry, including human spaceflight, satellites, payload delivery and methods of launch, in addition to unlocking entirely new potential market segments. Government agencies have taken note of the massive potential and growing import of space and are increasingly relying on the commercial space industry to spur innovation and advance national space objectives. In the United States, this has been evidenced by notable policy initiatives and by commercial contractors’ growing share of space activity.
As a result of these trends, we believe the exploration of space and the cultivation and monetization of space-related capabilities offers immense potential for creation of economic value and future growth. Further, we believe we are at the center of these industry trends and well-positioned to capitalize on them by bringing human spaceflight to a broader global population that dreams of traveling to space. We are initially focused on human spaceflight for recreation and research, but we believe our differentiated technology and unique capabilities can be leveraged to address numerous additional commercial and government opportunities in the commercial space industry.
We have developed extensive vertically integrated aerospace development capabilities for developing, manufacturing and testing aircraft and related propulsion systems. These capabilities encompass preliminary systems and vehicle design and analysis, detail design, manufacturing, ground testing, flight testing and post-delivery support and maintenance. We believe our unique approach and rapid prototyping capabilities enable innovative ideas to be designed quickly and built and tested with process and rigor. In addition, we have expertise in configuration management and developing documentation needed to transition our technologies and systems to commercial applications. Further, we have developed a significant amount of know-how, expertise and capability that we believe we can leverage to capture growing demand for innovative, agile and low-cost development projects for third parties, including contractors, government agencies and commercial service providers. We are actively exploring strategic relationships to identify new applications for our technologies and to develop advanced aerospace technologies for commercial and transportation applications that we believe will accelerate progress within relevant industries and enhance our growth.
Human Spaceflight
The market for commercial human spaceflight for private individuals is new and virtually untapped. To date, private commercial space travel has been limited to a select group of individuals who were able to reach space only at great personal expense and risk. In effect, these individuals became temporary members of the Russian Space Agency, were required to learn the Russian language and trained for months prior to spaceflight. In 2001, Dennis Tito was the first private individual to purchase a ticket for space travel, paying an estimated $20.0 million for a ride to the International Space Station (the “ISS”) on a Russian Soyuz rocket. Since then, six individuals have purchased tickets and flown successful orbital missions that have included time on the ISS, and current prices for spaceflights to the ISS approximately range between $50.0 million and $75.0 million per trip. One individual, Charles Simonyi, flew twice.
Historically, the privatization of human spaceflight has been limited primarily by cost and availability to private individuals. In the past, the technologies necessary to journey to space have been owned and controlled strictly by government space agencies. With the exception of a few seats on the Russian Soyuz rocket, government agencies have not demonstrated interest in providing vehicles or seats to the private sector for human spaceflight. Instead, government efforts in human spaceflight have focused on research missions and have historically required billions of dollars of investment. Because of the government’s research orientation and because of the high cost of development, historically there has been limited innovation to foster the commercial viability of human spaceflight. For example, most spacecraft were developed as single-use vehicles; and while the Space Shuttle was built as a reusable vehicle, it required significant recovery and refurbishment between flights.
The interconnected dynamics of national security concerns, government funding, a lack of competing technologies and economies of scale, as well as the infrequency of flights, have all contributed to sustained high costs of human spaceflight. In addition to the cost, privatization has also been limited by concerns surrounding the ability to safely transport untrained general members of the public into space.
While these obstacles have significantly limited the adoption of human space travel, we believe the few private individuals who have already flown at significant personal cost provide important insight into the potential demand for private space travel, particularly if these obstacles can be addressed. To evaluate the potential market opportunity, we have performed a high-level analysis based on publicly available information to estimate the net worth of our existing reservation holders. Based on that analysis, we estimate that over 90% of our existing reservation holders have a net worth of over $1.0 million, and approximately 70% have a net worth of less than $20.0 million. As a result, we expect our commercial human spaceflight offering will receive interest broadly across the spectrum of high net worth individuals. However, in the near term we expect the majority of our future astronauts will consist of individuals with a net worth of $10.0 million or more.

An October 2019 report by the Credit Suisse Research Institute estimated that in 2019 there were approximately 2.0 million high net worth individuals globally with a net worth greater than $10.0 million, as compared to approximately 0.8 million in 2010, and that this group of individuals was expected to grow at a compound annual growth rate of approximately 5.9% through 2023. This report also estimated that in 2019 there were approximately 3.6 million individuals globally with a net worth between $5.0 and $10.0 million and 41.1 million individuals globally with a net worth between $1.0 and $5.0 million. In light of this, we believe a significant market opportunity exists for a company that can provide high net worth individuals with the opportunity to enjoy a spaceflight experience in comfort and safety. We believe this is supported by the approximately 600 reservations, backed by over $80.0 million of deposits, that we had received as of July 30, 2020. This customer backlog represents approximately $120.0 million in expected future revenue upon payment of the full ticket price for SpaceShipTwo flights. Additionally, in February 2020, we launched our One Small Step campaign, which allows interested individuals to place a $1,000 refundable registration deposit towards the cost of a future ticket once we reopen ticket sales and as of July 30, 2020, we had received over 700 One Small Step deposits. We also believe that there will be a targeted customer based for potential opportunities related to orbital space flight that will generally consist of individuals with a higher net worth than our initial target market for suborbital space flight.
Our Strategy
Using our proprietary and reusable flight system, and supported by a distinctive, Virgin-branded customer experience, we are seeking to provide affordable, safe, reliable and regular transportation to space. To accomplish this we intend to:
•Launch our commercial program for human spaceflight. In December 2018, we flew our first spaceflight using our current SpaceShipTwo, VSS Unity. This marked the first ever flight of a vehicle designed for commercial service to take humans into space and was the first crewed space launch from U.S. soil since 2011. In February 2019, we flew VSS Unity to space for a second time and, in addition to the two pilots, carried a crew member in the cabin, which marked us as the first commercial company to fly a non-pilot crew member in a winged vehicle at Mach 3. The crew member was able to unbuckle her seatbelt and float around the cabin in weightlessness – another first for a commercial space vehicle. All five crew members flown across these two flights were thereafter awarded official U.S. government commercial astronaut wings in recognition of having traveled more than 50 miles above sea level. We are now in the final phases of readying our commercial spaceflight program. As part of this preparatory work, we have transitioned our operational headquarters to our purpose-built facility at Spaceport America in New Mexico and are completing the final work on VSS Unity for commercial service, including the installation of the cabin interior. The interior furnishings and fixtures are also being installed at Spaceport America, along with finalizing everything needed to prepare our first future astronauts for flight. We expect to conclude the final portion of the flight test program from Spaceport America and expect successful completion of those tests.
•Expand the fleet to increase our flight rate. We will commence commercial operations with our SpaceShipTwo spaceship, VSS Unity, and our WhiteKnightTwo carrier aircraft, VMS Eve, which together comprise our spaceflight system. We believe these craft will be sufficient to meet our initial operating plan. We have two additional SpaceShipTwo vehicles under construction, as well an additional WhiteKnightTwo carrier undergoing design engineering. We plan to increase the number of passengers per flight, in addition to expanding the fleet to a total of five SpaceShipTwo vehicles, which should allow us to increase our annual flight rate. Beyond that, we plan to identify opportunities to expand to additional spaceports.
•Lower operating costs. We are focused on developing and implementing manufacturing efficiencies in an effort to decrease the manufacturing cost per spaceship. Additionally, we expect that, as we commence commercial operations, our staff will become more efficient in various aspects of operations and maintenance such that we can reduce operating costs.
•Leverage our proprietary technology and deep manufacturing experience to augment our product and service offerings and expand into adjacent and international markets. We have developed an extensive set of vertically integrated aerospace development capabilities and technologies. While our primary focus is on commercializing human space flight, we are exploring the application of our proprietary technologies and our capabilities in areas such as design, engineering, composites manufacturing, high-speed propulsion and production for other commercial and government uses. Among other opportunities, we believe our technology could be used to develop high speed vehicles that drastically reduce travel time for point-to-point international travel, in addition to opportunities related to orbital space flight. By leveraging our technology and operations, we believe we will also have an opportunity in the future to pursue growth opportunities abroad, including by potentially opening additional spaceports or entering into other arrangements with different international government agencies. We also expect to continue and expand our government and research payload business, in addition to developing additional commercial partnerships.
Our Competitive Strengths
We are a pioneer in commercial human spaceflight with a mission to enhance our world by opening space to a broad audience and facilitating the further exploration of our universe. We believe that our collective expertise, coupled with the following strengths, will allow us to build our business and expand our market opportunity and addressable markets:
•Differentiated technology and capabilities. Over the last 14 years, we have developed reusable vehicles and capabilities that will allow us to move towards airline-like operations for spaceflight, and which were the basis for the FAA granting us our commercial space launch license in 2016. Our spaceflight system and our hybrid rocket motor together enable the following key differentiators:
•horizontal take-off and landing using winged vehicles and traditional airplane runway infrastructure that enable a familiar airplane-like experience;
•use of our carrier aircraft for first stage of flight and then to air launch our spaceship, which is intended to maximize the safety and efficiency of our spaceflight system;
•pilot-flown missions to aid safety and customer confidence;
•carbon composite construction that is light, strong and fatigue-resistant;
•robust, controllable spaceship hybrid rocket motor propulsion system that can be safely shut down at any time during the flight;
•large cabin with multiple windows, allowing for an experience of weightlessness and easy access to views of Earth for all of our future astronauts; and
•unique “wing-feathering” system, designed to enable a safe, aerodynamically controlled re-entry into the Earth’s atmosphere on a repeated basis.
•Significant backlog and pent up customer demand. While not yet in commercial service, we have already received significant interest from future astronauts and research organizations. As of July 30, 2020, we had reservations for SpaceShipTwo flights from approximately 600 future astronauts, backed by over $80.0 million of deposits. We have not been actively selling new reservations for spaceflights since the end of 2014, having established a proof of market and in order to focus resources on community management and achieving commercialization. In February 2020, we launched our One Small Step campaign which allows interested individuals to place a $1,000 refundable registration deposit towards the cost of a future ticket once we reopen ticket sales, and as of July 30, 2020, we received over 700 One Small Step deposits from 58 countries. Additionally, as of June 30, 2020, we have flown eight payloads for space research missions and intend to pursue similar arrangements for additional research missions.
•Iconic brand associated with unique customer experiences. The Virgin brand carries an exceptional reputation worldwide for innovation, customer experience, adventure and luxury. We have been planning our customer journey for many years and have refined our plans with the help of our potential future astronauts, many of whom are highly regarded enthusiasts who are committed to optimizing their experience and our success. The customer journey starts with marketing materials, the sales process and the purchase of a reservation. It concludes with a four-day spaceflight experience at Spaceport America, which includes a personalized training and preparation program designed to optimize the flight for each individual and incorporates an activity program for friends and family. The experience culminates in an epic flight to space and a full video and photographic record of the journey. A clear customer service ethos and language runs through the entire journey and is managed by our uniquely experienced team.
•Limited competition with natural barriers to entry. Entry into the commercial human spaceflight market requires a significant financial investment as well as many years of high-risk development. We were formed in 2004 after the basic architecture of our spaceflight system had been proven in prototype form, which in itself had taken several years. In total, development of our platform and capabilities has required more than $1 billion in total investment to date. We are aware of only one competitor with a similar investment of time and money in suborbital commercial human spaceflight, which is taking a different approach to its launch architecture.
•Highly specialized and vertically integrated design and manufacturing capabilities. We possess highly specialized and vertically integrated capabilities that enable us to manage and control almost all elements of design and manufacturing of our spaceship and our carrier aircraft. These capabilities include a unique approach to rapid prototyping that enables us to design, build and test innovative ideas quickly; a deep composite manufacturing experience with broad applications in the aerospace industry; a dedicated team and facilities that support the full development of our high performance vehicles; and a more than 200,000 square foot campus in Mojave, California that houses fabrication, assembly, hangar and office space and where we perform ground and test operations.
•First purpose-built commercial spaceport. Spaceport America was designed to be both functional and beautiful and sets the stage for our future astronaut experiences. Spaceport America is located in New Mexico on 27 square miles of desert landscape, with access to 6,000 square miles of restricted airspace running from the ground to space. The restricted airspace will facilitate frequent and consistent flight scheduling and the desert climate and its relatively predictable weather provide favorable launch conditions year-round. The facilities were built with our operational requirements and our future astronauts in mind, with comprehensive consideration of its practical function, while also providing the basis for the Virgin Galactic experience.
•Experienced management team and an industry-leading flight team. Our chief executive officer spent more than 30 years working at The Walt Disney Company, most recently as its President and Managing Director, Disney Parks International, and leads a senior management team with extensive experience in the aerospace industry, including the former Chief of Staff for NASA as well as NASA’s space shuttle launch integration manager. Our team of pilots is similarly experienced, with over 216 years of flight experience, and includes former test pilots for NASA, the Royal Air Force, the U.S. Air Force, the Italian Air Force and the U.S. Marine Corps. Our commercial team is managed and supported by individuals with significant experience and success in building and growing a commercial spaceflight brand, selling spaceflight reservations and managing the pre-flight future astronaut community.

Our Assets
Over the course of the last 14 years, we have developed an extensive portfolio of proprietary technologies that are embodied in the highly specialized vehicles that we have created to enable commercial spaceflight. These technologies underpin our carrier aircraft, WhiteKnightTwo; our spaceship, SpaceShipTwo; our hybrid rocket motor; and our safety systems. Our future astronauts will interact with these technologies at our operational headquarters at Spaceport America, the first purpose-built commercial spaceport, and our terminal hangar building, officially designated the “Virgin Galactic Gateway to Space.”
Our Carrier Aircraft—WhiteKnightTwo
WhiteKnightTwo is a twin-fuselage, custom-built aircraft designed to carry SpaceShipTwo up to an altitude of approximately 45,000 feet, where the spaceship is released for its flight into space. Using WhiteKnightTwo rather than a standard ground-launch rocket reduces the energy requirements for suborbital launch because SpaceShipTwo is not required to propel its way through the higher density atmosphere nearer to the Earth’s surface. Air-launch systems have a well-established flight heritage, having first been used in 1947 for the Bell X-1, which was the first aircraft to break the speed of sound, and later on the X-15 suborbital spaceplane, in Northrop Grumman’s Pegasus rocket system and in earlier versions of our spaceflight system.
WhiteKnightTwo’s differentiating design features include its twin boom configuration, its single-piece composite main wing spars, its reusability as the first stage in our space launch system, and its versatility as a flight trainer for SpaceShipTwo. The twin boom configuration allows for a spacious central area between the two fuselages to accommodate a launch pylon to which SpaceShipTwo can be attached. Both cabins of WhiteKnightTwo are constructed on the same tooling and are identical in shape and size to the SpaceShipTwo cabin. The commonality of cabin construction provides cost savings in production, as well as operational, maintenance and crew training advantages. WhiteKnightTwo’s all-composite material construction substantially reduces weight as compared to an all-metal design. WhiteKnightTwo is powered by four Pratt and Whitney Canada commercial turbo-fan engines. Spare parts and maintenance support are readily available for these engines, which have reliably been in service on WhiteKnightTwo since December 2008.

WhiteKnightTwo’s pilots are all located in the right boom during all phases of ground operations and flight. At present, the left boom is empty and unpressurized; however, in the future, the left boom could be used to accommodate additional crew, research experiments or astronauts training for their flight on SpaceShipTwo, if permitted by relevant government agencies.
WhiteKnightTwo’s 140 foot main wing houses large air brakes that allow WhiteKnightTwo to mimic SpaceShipTwo’s aerodynamic characteristics in the gliding portions of SpaceShipTwo’s flight. This provides our pilots with a safe, cost-effective and repeatable way to train for SpaceShipTwo’s final approach and landing.
Our carrier aircraft is designed to launch thousands of SpaceShipTwo flights over its lifetime. As such, our spaceflight launch platform system provides a flight experience and economics akin to commercial airplanes and offers a considerable economic advantage over other potential launch architectures. Additionally, our carrier aircraft has a rapid turnaround time, enabling it to provide frequent spaceflight launch services for multiple spaceships.
WhiteKnightTwo was designed with a view towards supporting our international expansion and has a range of up to 2,800 nautical miles. As a result, WhiteKnightTwo can transport SpaceShipTwo virtually anywhere in the world to establish launch capabilities.
WhiteKnightTwo has completed an extensive, multiyear test program that included a combination of ground and flight tests. As of June 30, 2020, WhiteKnightTwo had completed over 280 test flights, with more than 50 of those being dual tests with SpaceShipTwo.
Although specifically designed to carry and launch SpaceShipTwo, WhiteKnightTwo has various features that we believe could enable it to be used by third parties as a strategic asset for other commercial and government applications. These features include:
•Expansive payload and high altitude capacity. When not carrying SpaceShipTwo, WhiteKnightTwo has been designed to carry a payload pod that can carry up to 30,000 pounds at takeoff and 17,000 pounds at landing. Additionally, WhiteKnightTwo is designed to slow cruise and reach a maximum altitude above 55,000 feet, making it potentially compatible with, and differentiated for, a variety of government-related mission profiles.
•Symmetrical airflow and benign separation characteristics. The symmetrical airflow design helps provide payload stability and facilitates a clean separation from the payload.
•Interchangeable payload pods. Pods can be used by various customers for a variety of missions. Payload pods can be swapped easily on the WhiteKnightTwo, requiring limited redesign of a pod to change payloads. This provides customers with significant optionality in terms of what payloads can be carried on the WhiteKnightTwo. Payload pods can be pressurized and human rated, allowing commercial off-the-shelf parts to be used to accelerate the development of the customer’s specific payload or technology. We have an existing contract to design a payload pod for a major U.S. aerospace prime contractor for a U.S.

government contract that they have been awarded and expect to pursue similar work for commercial and government customers in the future.
Our Spaceship—SpaceShipTwo
SpaceShipTwo is a reusable spaceship with the capacity to carry two pilots and up to six spaceflight participants into space before returning them safely to the Earth’s surface. SpaceShipTwo is a rocket-powered winged vehicle designed to achieve a maximum speed of over Mach 3 and has a flight duration, measured from WhiteKnightTwo’s takeoff to landing, of up to approximately 90 minutes.
SpaceShipTwo begins each mission by being carried to an altitude of approximately 45,000 feet by WhiteKnightTwo before being released. Upon release, the pilot fires the hybrid rocket motor, which propels SpaceShipTwo on a near vertical trajectory into space. Once in space, after providing the future astronauts with amazing views and a weightlessness experience, a pilot uses the spaceship’s unique “wing-feathering” feature in order to prepare the vehicle for re-entry. The feathering system works like a shuttlecock in badminton, naturally orienting SpaceShipTwo into the desired re-entry position with minimal pilot input. This re-entry position uses the entire bottom of the spaceship to create substantial drag, thereby slowing the vehicle to a safe re-entry speed and preventing unacceptable heat loads. Once SpaceShipTwo has descended back to an altitude of approximately 55,000 feet above sea level, the wings un-feather back to their normal position, and SpaceShipTwo glides back to the base for a runway landing, similar to NASA’s Space Shuttle or any other glider. SpaceShipTwo’s feathering system was originally developed and tested on SpaceShipTwo’s smaller predecessor, SpaceShipOne.
SpaceShipTwo’s cabin has been designed to maximize customer safety and comfort. A dozen windows in the cabin line the sides and ceiling of the spaceship, offering future astronauts the ability to view the black of space as well as stunning views of the Earth below. Exposure to G-forces during ascent and descent is mitigated by the use of an articulated seat that is upright during rocket boost and reclined during re-entry, enabling future astronauts to experience G-forces that peak at approximately 3 to 4 times the force of gravity during re-entry in a relatively comfortable and safe orientation.
With the exception of the rocket motor’s fuel and oxidizer, which must be replenished after each flight, SpaceShipTwo is designed to be a reusable spaceship. Like WhiteKnightTwo, SpaceShipTwo was constructed with all-composite material construction, providing beneficial weight and fatigue characteristics.
SpaceShipTwo, the VSS Unity, is completing an extensive flight test program that began in March 2010 with the original SpaceShipTwo, VSS Enterprise, which was built by a third-party contractor. This flight program was designed to include a rigorous series of ground and flight tests. As of June 30, 2020, the SpaceShipTwo configuration had completed 54 test flights of which eight were rocket-powered test flights, including successful flights to space in December 2018 and February 2019. Prior to commercial launch, SpaceShipTwo will complete its flight test program at Spaceport America in New Mexico.
Although we have experienced some delays in assembly on account of COVID-19 and protocols adopted in response to COVID 19, we expect to complete assembly of our second commercial SpaceShipTwo vehicle, in addition to the VSS Unity, before then end of 2020. We expect to complete assembly of our third SpaceShipTwo vehicle and have it ready for testing in 2021.
Hybrid Rocket Motor
SpaceShipTwo is powered by a hybrid rocket propulsion system, RocketMotorTwo, that propels it on a trajectory into space. The term “hybrid” rocket refers to the fact that the rocket uses a solid fuel grain and a liquid oxidizer. The fuel cartridge is consumed over the course of a flight, meaning that each SpaceShipTwo flight will require the installation of a new, replaceable fuel cartridge that contains the fuel used in the hybrid rocket motor. Assembly of this fuel cartridge is designed to be efficient and to support high rates of commercial spaceflight. In 2018, RocketMotorTwo set a Guinness world record as the most powerful hybrid rocket to be used in manned flight, and in February 2019 it was accepted into the permanent collection of the National Air and Space Museum.
RocketMotorTwo has been designed to provide required mission performance capability with a focus on safety, reliability and economy. Its design benefits from critical safety features including its ability to be shut down safely at any time and its limited number of moving parts, which increases reliability and robustness for human spaceflight. Furthermore, the motor is made from a benign substance that needs no special or hazardous storage.
Our in-house propulsion team is in the process of upgrading our fuel cartridge production plant to increase the production rate and to reduce unit production cost in order to accommodate planned growth in the SpaceShipTwo fleet and drive increasingly attractive per-flight economics.
Safety Systems
We have designed our spaceflight system with a fundamental focus on safety. Important elements of our safety design include:
•Horizontal takeoff and landing. We believe that launching SpaceShipTwo from WhiteKnightTwo offers several critical safety advantages. Among other advantages, horizontal launch generally requires less fuel, oxidizer and pressurant on board than would otherwise be required. Moreover, the horizontal launch method allows increased time for pilots and crew to respond to any potential problems that may arise with the spaceship or its propulsion system. As such, if the pilots observe a problem while SpaceShipTwo is still mated to WhiteKnightTwo, they can quickly and safely return to the ground without releasing SpaceShipTwo. Furthermore, if potential concerns emerge after release from WhiteKnightTwo, SpaceShipTwo can simply glide back to the runway.
•WhiteKnightTwo engine reliability. Highly reliable and rigorously tested jet engines made by Pratt and Whitney Canada power the first 45,000 feet of the journey to space.
•Two pilots per vehicle. Two pilots will fly in each WhiteKnightTwo and SpaceShipTwo. Having a second pilot in the vehicles spreads the workload and provides critical redundancies.

•Design of RocketMotorTwo. RocketMotorTwo is a simple and robust, human-rated spaceflight rocket motor with no turbo-pumps or complicated machinery. This rocket offers simple shut-off control at any point in the trajectory, unlike a traditional solid rocket motor.
•Feathering system. Our unique wing feathering technology provides self-correcting capability that requires limited pilot input for SpaceShipTwo to align properly for re-entry.
•Astronaut preparation. Each of our future astronauts will go through a customized medical screening and flight preparation process, including training for use of communication systems, flight protocols, emergency procedures and G-force training. In addition, initial customer questionnaires and health tracking have been completed and are maintained in a comprehensive and secure medical database.
•Full mission abort capability. Due to our air-launch configuration and flight profile, mission abort capability exists at all points along the flight path and consists of aborts that mimic the normal mission profile. For example, if pre-launch release criteria are not met, the SpaceShipTwo is designed to remain attached to the carrier aircraft and make a smooth, mated landing. In the event of an abort in a short-burn duration, the spaceship pilot may choose to fly a parabolic, gliding recovery. For longer duration burns, pilots will continue to climb to configure a feathered re-entry and establish a gliding recovery at nominal altitudes.
Spaceport America
The future astronauts’ flight preparation and experience will take place at Spaceport America, the first purpose-built commercial spaceport in the world. Spaceport America is located in New Mexico on 27 square miles of desert landscape and includes a space terminal, hangar facilities and a 12,000 foot runway. The facility has access to 6,000 square miles of restricted airspace running from the ground to space. The restricted airspace will facilitate frequent and consistent flight scheduling, and the desert climate and its relatively predictable weather provide favorable launch conditions year-round. The development costs of Spaceport America were largely funded by the State of New Mexico. Our license from the FAA includes Spaceport America as a location from which we can launch and land our spaceflight system.
The terminal hangar building, officially designated the “Virgin Galactic Gateway to Space,” was designed to be both functional and beautiful, matching future astronauts’ high expectations of a Virgin-branded facility and delivering an aesthetic consistent with the Virgin Galactic experience. The form of the building in the landscape and its interior spaces capture the drama and mystery of spaceflight, reflecting the thrill of space travel for our future astronauts. The LEED-Gold certified building has ample capacity to accommodate our staff, our customer training and preparation facilities and our fleet of vehicles.
The Astronaut Journey
Our goal is to offer our future astronauts an unmatched but affordable opportunity to experience spaceflight safely and without the need for any special prior experience or significant prior training and preparation. We have worked diligently for over a decade to plan every aspect of the customer’s journey to become an astronaut, drawing on a world-class team with extensive experience with human spaceflight, high-end customer experiences and reliable transportation system operations and safety. We have had the considerable advantage of building and managing our initial community of future astronauts, comprised of men and women across various age groups from 60 countries who have made reservations to fly on SpaceShipTwo. This community is actively engaged, allowing us to understand the style of customer service and experience expected before, during and after each flight. We have used customer input to ensure that each customer’s journey with us, from end to end, will represent a pinnacle life experience and achievement.
The journey begins with a personalized and consultative sales process. Once the reservation transaction is completed, the customer receives an “onboarding” call from our direct sales organization, known as our “Astronaut Office”, in London and is provided with a personalized welcome pack. This pack contains a desktop model of the spaceship, a future astronaut community membership card and other branded assets, along with a video message and personal letter from Sir Richard Branson welcoming the future astronaut into the Virgin Galactic family. Future astronauts are kept apprised of community activity and company news through an app-accessed customer portal. Once we commence commercial operations, this portal will be the principal tool by which we will provide and receive necessary information from our future astronauts in preparation for their spaceflights.
Prior to traveling to Spaceport America to begin his or her journey, each customer will be required to complete a medical history questionnaire. In addition to completing this questionnaire, each customer will also undergo a physical exam with an aerospace medicine specialist, typically within six months of flight. Some future astronauts may be asked for additional testing as indicated by their health status. Based on our observations in tests involving a large group of our early future astronauts, we believe that the vast majority of people who want to travel to space in our program will not be prevented from doing so by health or fitness considerations.
Pre-Flight Training
Future astronauts will participate in three days of pre-flight training at Spaceport America. The spaceflight is expected to occur on the fourth day of the astronaut experience.
Pre-flight training will include briefings, mock-up training and time spent with the mission’s fellow future astronauts and crew. The purpose of this training is to ensure that the future astronauts get the maximum enjoyment of their spaceflight experience while ensuring that they do so safely, particularly the key attributes of the unique sensation of weightlessness and the feeling of dramatic acceleration upon launch.
We have worked with training experts, behavioral health experts, experienced flight technicians, and experienced government astronauts in order to customize training for our suborbital missions. This program is expected to include training for emergency egress, flight communication systems, flight protocols, seat ingress and egress and will meet all training requirements prescribed by applicable regulation.
The training program has been built on the philosophy that familiarization with the systems, procedures, equipment and personnel that will be involved in the actual flight will make the future astronaut more comfortable and allow the customer to focus his or her attention on having the best possible experience. As a result, most training is expected to involve hands-on activities with real flight hardware or with high fidelity mock-ups.
Although broadly similar for each flight, the training program and the flight schedule may vary slightly depending on the backgrounds, personalities, physical health of the astronauts and weather and other conditions. Additionally, we expect to review, assess and modify the program regularly as we gain commercial experience.
The Spaceflight Experience
On the morning of their flight to space, the future astronauts will head out to the spaceport for their final flight briefings and preparation. Future astronauts will change into personal, custom-designed flight suits developed and fabricated by Under Armour via brand partnership. The future astronauts will then meet up with their fellow future astronauts and board SpaceShipTwo, which will already be mated to the WhiteKnightTwo.
The spaceship cabin has been designed, like the spaceport interior, to deliver an aesthetic consistent with our brand values and to optimize the flight experience. User experience features are expected to include strategically positioned high definition video cameras, flight data displays and cabin lighting. Virgin Group companies are renowned for their interior design, particularly in the aviation industry. That experience and reputation has been brought to bear on both spaceship and spaceport interiors in an effort to optimize the customer journey.
Once all future astronauts are safely onboard and the pilots have coordinated with the appropriate regulatory and operational groups, WhiteKnightTwo will take-off and climb to an altitude of approximately 45,000 feet. Once at altitude, the pilots will perform all necessary vehicle and safety checks and then will release SpaceShipTwo from WhiteKnightTwo. Within seconds, the rocket motor will be fired, instantly producing acceleration forces of up to 4Gs as the spaceship undertakes a near vertical climb and achieves speeds of more than Mach 3.
The rocket motor will fire for approximately 60 seconds, burning all of its propellant, and the spaceship will coast up to apogee. Our astronauts will be able to exit their seats and experience weightlessness, floating about the cabin and positioning themselves at one of the dozen windows around the cabin sides and top. The vehicle’s two pilots will maneuver the spaceship in order to give the astronauts spectacular views of the Earth and an opportunity to look out into the blackness of space. While the astronauts are enjoying their time in space, SpaceShipTwo’s pilots will have reconfigured the spaceship into its feathered re-entry configuration.
After enjoying several minutes of weightlessness, our astronauts will maneuver back to their own seats to prepare for re-entry. We have conducted seat egress and ingress testing in weightlessness to verify that our astronauts will be able to return to their seats quickly and safely. Our personalized seats, custom-designed to support each astronaut safely during each phase of flight, will cushion the astronauts as the spaceship rapidly decelerates upon re-entry. Our astronauts will enjoy the journey back into the Earth’s atmosphere at which time the pilot will lower the feather, and the spaceship will glide back to the original runway from which the combined WhiteKnightTwo and SpaceShipTwo pair had taken off less than two hours prior. Upon landing, astronauts will disembark and join family and friends to celebrate their achievements and receive their astronaut wings.
Sales and Marketing
As of July 30, 2020, we had reservations for approximately 600 spaceflight tickets and over $80.0 million in deposits, representing potential revenue of approximately $120.0 million. Through strong capabilities in community management we have high retention rates, despite deposits being refundable. We believe these sales are largely attributable to the strength and prominence of the Virgin Galactic brand, which has driven many of our future astronauts directly to us with inbound requests. Additionally, in February 2020, we launched our One Small Step campaign which allows interested individuals to place a $1,000 refundable registration deposit towards the cost of a future ticket once we reopen ticket sales and as of July 30, 2020, we had received over 700 One Small Step deposits. We have also benefited from Sir Richard Branson’s personal network to generate new inquiries and reservation sales, as well as referrals from existing reservation holders. As we transition to full commercialization, we intend to take a more active role in marketing and selling our spaceflight experience.
Given that sales of spaceflights are consultative and generally require a one-on-one sales approach, we intend to go to market using our direct sales organization. Our direct sales organization, known as the “Astronaut Office”, is headquartered in London, England. The Astronaut Office also actively manages our future astronaut community and sits within our commercial team, which has additional responsibilities including the management of related social channels, public relations, brand management and brand partnerships, including those with Under Armour and Land Rover.
We intend to expand the reach of our direct sales organization using a global network of high-end travel professionals that we refer to as “Accredited Space Agents”. Our Accredited Space Agents consist of high-end travel professionals worldwide that we hand-picked and individually trained to sell our spaceflights. Accredited Space Agents have contracted with us to sell spaceflight reservations and, while they actively sell other travel experiences, are precluded from selling spaceflight experiences from any other provider.
We are continuing to evaluate and develop our marketing strategy in anticipation of commercial operations and believe our existing direct sales organization, together with our available network of Accredited Space Agents, possess the people, processes, systems and experience we will need to support profitable and fast-growing commercial operations.
We have historically sold spaceflight tickets at a price point of up to $250,000 per ticket. However, given the expected demand for human spaceflight experiences and the limited available capacity, we expect the price of our tickets to increase for a period of time upon resuming sales activities. We also anticipate offering premium pricing options for future astronauts with an interest in further customizing or enhancing their astronaut journey.
Research and Education Applications
In addition to the potential market for human space travel, we believe our existing technology has potential application in other ancillary markets, such as research and education. Historically, the ability to perform research and education activities in space has been limited by the same challenges facing human spaceflight, including the significant cost associated with traveling to space and the limited physical capacity available for passengers or other payloads. Additionally, the long launch lead times and the low launch rate for these journeys make it difficult to run an experiment quickly or to fly repeated experiments, and there has traditionally been a significant delay in a researcher’s ability to obtain the data from the experiment once the journey was complete. Moreover, traditional spaceflight is hard on research payloads due to the high G-loads at launch. As a result, researchers have attempted to use parabolic aircraft and drop towers to create moments of microgravity and conduct significant research activities. While these solutions help address cost concerns, they offer only seconds of microgravity per flight and do not offer access to the upper atmosphere or space, rapid re-flight or, in the case of drop towers and sounding rockets, the opportunity for the principal investigator to fly with the scientific payload. We believe our existing spaceflight system addresses many of these issues by providing:
•researchers the ability to accompany and monitor their experiments in space;
•the ability to fly payloads repeatedly, which can enable lower cost and iterative experiments;
•prompt access to experiments following landing;
•access to a large payload capacity; and
•in the case of sounding rockets, dramatically gentler G-loading.
We believe the demand for access to suborbital research is likely to come from educational and commercial research institutions across a broad range of technical disciplines. Multiple government agencies and research institutions have expressed interest in contracting with us to deliver research payloads to space and to conduct suborbital experiments. We have flown eight payloads for research-related missions and we expect research missions to form an important part of our launch manifest in the future.
Design, Development and Manufacturing
Our development and manufacturing team consists of talented and dedicated engineers, technicians and professionals with thousands of years of combined design, engineering, manufacturing and flight test experience from a wide variety of the world’s leading research, commercial and military aerospace organizations.
We have developed extensive vertically integrated aerospace development capabilities for developing, manufacturing and testing aircraft and related propulsion systems. These capabilities encompass preliminary systems and vehicle design and analysis, detail design, manufacturing, ground testing, flight testing and post-delivery support and maintenance. We believe our unique approach and rapid prototyping capabilities enable innovative ideas to be designed quickly and built and tested with process rigor. In addition, we have expertise in configuration management and developing documentation needed to transition our technologies and systems to commercial applications. We believe our breadth of capabilities, experienced and cohesive team, and culture would be difficult to re-create and can be easily leveraged on the future design, build and test of transformational aerospace vehicles.
The first vehicle we manufactured was VSS Unity, the second SpaceShipTwo. Leveraging the extensive design engineering invested in VSS Unity, we are currently manufacturing additional spaceships based on that design, at a substantially lower cost. In addition, we are manufacturing rocket motors to support growth of our commercial operations over time.
Additionally, we have developed a significant amount of know-how, expertise and capabilities that we believe we can leverage to capture growing demand for innovative, agile and low-cost development projects for third parties, including contractors, government agencies and commercial service providers. We are actively exploring strategic relationships to develop new applications for our technologies and to develop new aerospace technologies for commercial and transportation applications that we believe will accelerate progress within relevant industries and enhance our growth.
All of our manufacturing operations, which include among others fabrication, assembly, warehouse and both ground and test operations, are located in Mojave, California at the Air and Space Port, where our campus spans over 200,000 square feet. This location provides us with year-round access to airspace for various flight test programs. We believe having all manufacturing operations located at this campus facilitates rapid experimentation of new concepts, which is key to delivering innovation.
Additional Potential Applications of our Technology and Expertise
We believe we can leverage our robust platform of advanced technologies, significant design, regulatory, engineering and manufacturing experience, and thousands of hours of flight training to develop additional aerospace applications, including, among others, the manufacturing of aircraft capable of high speed point-to-point travel. High speed aircraft are aircraft capable of traveling at speeds faster than the speed of sound and five times the speed of sound, respectively. We believe a significant market opportunity exists for vehicles with this capability, as they could be used to drastically reduce international travel times. In August 2020, following the completion of an internal mission concept review that allows progress to our next design phase, we unveiled the concept for our preliminary design of a high-speed aircraft. Under this initial design, the aircraft would be a Mach 3 certified delta-wing vehicle with a focus on environmental sustainability, and a cabin intended to accommodate 9 to 19 passengers flying at an altitude above 60,000 feet. We also recently entered into a space act agreement with NASA relating to the development of high-speed point-to-point travel technologies, and into a non-binding memorandum of understanding with Rolls-Royce to collaborate in designing and developing engine propulsion technology for high-speed commercial aircraft. Other potential applications of our technology include urban air mobility, or the ability to enable rapid, reliable transportation within cities and urban areas; captive carry and launch services; and high altitude long endurance vehicles.
We believe we can also leverage our platform, as well as our expertise in premium space-focused experiences, in areas relating to orbital spaceflight. For example, we recently entered into a space act agreement with NASA pursuant to which we will develop a new private orbital astronaut readiness progress that will contribute end-to-end program management and include integrated astronaut training packages for private passengers. As of July 30, 2020, we have entered into refundable deposit agreements with 12 of our Future Astronauts relating to orbital spaceflights.
While our primary focus for the foreseeable future is on commencing and managing our commercial human spaceflight operations, we intend to expand our commitment to exploring and evaluating the application of our technologies and expertise into these and other ancillary applications.
Competition
The commercial spaceflight industry is still developing and evolving but we expect it to be highly competitive. Currently, our primary competitor in establishing a suborbital commercial human spaceflight market is Blue Origin, a privately-funded company that is seeking to develop a vertically-launched, suborbital spaceship. In addition, we are aware of several large, well-funded, public and private entities actively engaged in developing competitive products within the aerospace industry, including SpaceX and Boeing. While these companies are currently focused on providing orbital spaceflight transportation to government agencies, a fundamentally different product from ours, we cannot ensure that one or more of these companies will not shift their focus to include suborbital spaceflight and directly compete with us in the future. We may also explore the application of our proprietary technologies for other uses, such as high speed point-to-point travel, where the industry is even earlier in its development.
Many of our current and potential competitors are larger and have substantially greater resources than we do. They may also be able to devote greater resources to the development of their current and future technologies or the promotion and sale of their offerings, or to offer lower prices. Our current and potential competitors may also establish cooperative or strategic relationships amongst themselves or with third parties that may further enhance their resources and offerings. Further, it is possible that domestic or foreign companies or governments, some with greater experience in the aerospace industry or greater financial resources than we possess, will seek to provide products or services that compete directly or indirectly with our products and services in the future. Any such foreign competitor could potentially, for example, benefit from subsidies from or other protective measures by its home country.
We believe our ability to compete successfully as a commercial provider of human spaceflight does and will depend on a number of factors including the price of our offerings, consumer confidence in the safety of our offerings, consumer satisfaction for the experiences we offer, and the frequency and availability of our offerings. We believe that we compete favorably on the basis of these factors. We believe our ability to compete successfully as a manufacturer of high-speed travel technology would depend on similar factors.
Intellectual Property
Our success depends in part upon our ability to protect our core technology and intellectual property. We attempt to protect our intellectual property rights, both in the United States and abroad, through a combination of patent, trademark, copyright and trade secret laws, as well as nondisclosure and invention assignment agreements with our consultants and employees, and we seek to control access to and distribution of, our proprietary information through non-disclosure agreements with our vendors and business partners. Unpatented research, development and engineering skills make an important contribution to our business, but we pursue patent protection when we believe it is possible and consistent with our overall strategy for safeguarding intellectual property.
Virgin Trademark License Agreement
We possess certain exclusive and non-exclusive rights to use the name and brand “Virgin Galactic” and the Virgin signature logo pursuant to an amended and restated trademark license agreement (the “Amended TMLA”). Our rights under the Amended TMLA are subject to certain reserved rights and pre-existing licenses granted by VEL to third parties. In addition, for the term of the Amended TMLA, to the extent the Virgin Group does not otherwise have a right to place a director on our board of directors, we have agreed to provide VEL with the right to appoint one director to our board of directors, provided the designee is qualified to serve on the board under all applicable corporate governance policies and applicable regulatory and listing requirements.
Unless terminated earlier, the Amended TMLA has an initial term of 25 years expiring October 2044, subject to up to two additional 10-year renewals by mutual agreement of the parties. The Amended TMLA may be terminated by VEL upon the occurrence of a number of specified events, including if:
•we commit a material breach of our obligations under the Amended TMLA (subject to a cure period, if applicable);
•we materially damage the Virgin brand;
•we use the brand name “Virgin Galactic” outside of the scope of the activities licensed under the Amended TMLA (subject to a cure period);
•we become insolvent;
•we undergo a change of control to an unsuitable buyer, including to a competitor of VEL;
•we fail to make use of the “Virgin Galactic” brand to conduct our business;
•we challenge the validity or entitlement of VEL to own the “Virgin” brand; or
•the commercial launch of our services does not occur by a fixed date or thereafter if we are unable to undertake any commercial flights for paying passengers for a specified period (other than in connection with addressing a significant safety issue).
Upon any termination or expiration of the Amended TMLA, unless otherwise agreed with VEL, we will have 90 days to exhaust, return or destroy any products or other materials bearing the licensed trademarks, and to change our corporate name to a name that does not include any of the licensed trademarks, including the Virgin name.
Pursuant to the terms of the Amended TMLA, we are obligated to pay VEL quarterly royalties equal to the greater of (a) a low single-digit percentage of our gross sales and (b) (i) prior to the first spaceflight for paying future astronauts, a mid-five figure amount in dollars and (ii) from our first spaceflight for paying future astronauts, a low-six figure amount in dollars, which increases to a low-seven figure amount in dollars over a four-year ramp up and thereafter increases in correlation with the consumer price index. In relation to certain sponsorship opportunities, a higher, mid-double-digit percentage royalty on related gross sales applies.

The Amended TMLA also contains, among other things, customary mutual indemnification provisions, representations and warranties, information rights of VEL and restrictions on our and our affiliates’ ability to apply for or obtain registration for any confusingly similar intellectual property to that licensed to us pursuant to the Amended TMLA. Furthermore, VEL is generally responsible for the protection, maintenance, enforcement and protection of the licensed intellectual property, including the Virgin brand, subject to our step-in rights in certain circumstances.
All Virgin and Virgin-related trademarks are owned by VEL and our use of such trademarks is subject to the terms of the Amended TMLA, including our adherence to VEL’s quality control guidelines and granting VEL customary audit rights over our use of the licensed intellectual property.
Spacecraft Technology License Agreement
We are party to a Spacecraft Technology License Agreement, as amended, with Mojave Aerospace Ventures, LLC (“MAV”) pursuant to which we possess a non-exclusive, worldwide license under certain patents and patent applications, including improvements that have been reduced to practice within a specified period. Unless terminated earlier, the term of this license agreement will expire on the later of a fixed date and the expiration date of the last to expire of the patent rights granted under the agreement. The license agreement and the associated licenses granted thereunder may be terminated if we commit a material breach of our obligations under the agreement that is uncured for more than 30 days, or if we become insolvent.
Under the terms of the license agreement, we are obligated to pay MAV license fees and royalties through the later of a fixed date and the expiration date of the last to expire of the patent rights granted under the agreement of (a) a low-single-digit percentage of our commercial spaceflight operating revenue, subject to an annual cap that is adjusted annually for changes in the consumer price index, (b) a low-single-digit percentage of our gross operating revenue on the operation of spacecraft, and (c) a mid-single-digit percentage of our gross sales revenue of spacecraft sold to third parties.
Regulatory
Federal Aviation Administration
The regulations, policies and guidance issued by the FAA apply to the use and operation of our spaceflight system. When we operate our spaceflight system as “launch vehicles,” meaning a vehicle built to operate in, or place a payload or human beings in, space, and a suborbital rocket, the FAA’s commercial space transportation requirements apply. Operators of launch vehicles are required to have proper licenses, permits and authorizations from the FAA and comply with the FAA’s insurance requirements for third-party liability and government property. Congress enacted a law prohibiting the FAA from issuing regulations until 2023 for the safety of persons on launch vehicles such as SpaceShipTwo and WhiteKnightTwo, unless a death or serious injury, or event that could have led to a death or serious injury, were to occur earlier. Once this law expires, we may face increased and more expensive regulation from the FAA relating to our spaceflight activities. The FAA has an open notice of proposed rulemaking process relating to commercial launch that could impact our operations. While we are monitoring these developments, we cannot predict the timing, scope or terms of any proposed rulemaking relating to commercial launch.
When not operating as launch vehicles, our spaceflight system vehicles are regulated as experimental aircraft by the FAA. The FAA is responsible for the regulation and oversight of matters relating to experimental aircraft, the control of navigable air space, the qualification of flight personnel, flight training practices, compliance with FAA aircraft certification and maintenance, and other matters affecting air safety and operations.
We have a current FAA Reusable Launch Vehicle Operator License that allows test and payload revenue flights from both Mojave, California and Spaceport America, New Mexico. Prior to being able to carry spaceflight participants, we are required by the FAA to submit final integrated vehicle performance results conducted in an operational flight environment, including final configuration of critical systems and aspects of the environmental control system and human factors performance. We have been submitting these verification reports throughout the test program and anticipate that the final two reports will be submitted following the successful completion of our next powered flight from Spaceport America by the end of 2020.
Failure to comply with the FAA’s aviation or space transportation regulations may result in civil penalties or private lawsuits, or the suspension or revocation of licenses or permits, which would prevent us from operating our spaceflight system.
Informed Consent and Waiver
Our commercial human spaceflight operations and any third-party claims that arise from our operation of spaceflights are subject to federal and state laws governing informed consents and waivers of claims, including under the Commercial Space Launch Amendments Act of 2004 (“CSLA”) and the New Mexico Space Flight Informed Consent Act (“SFICA”).
Under U.S. federal law and the CSLA, operators of spaceflights are required to obtain informed consent from both participants and members of crew for any commercial human spaceflight. In addition, the CSLA requires that an operator must obtain any spaceflight participant’s informed consent before receiving compensation or making an agreement to fly. While compensation is not defined in regulation or statute, the FAA does not consider refundable deposits for future spaceflight to be compensation. Moreover, the CSLA established a three-tiered indemnification system, subject to appropriations, for a portion of claims by third parties for injury, damage or loss that result from a commercial spaceflight incident. All operators with an FAA-license for commercial launches and reentries are covered by this federal indemnification and are required to carry insurance in amounts up to the maximum probable loss level likely to occur in an accident subject to a cap. In the instance of a catastrophic loss, U.S. law provides that the federal government will pay up to $3.0 billion to indemnify the operator above the levels covered by insurance.
Additionally, the SFICA offers spaceport-related companies protection in New Mexico, where we will conduct our commercial operations, from lawsuits from passengers on space vehicles where spaceflight participants provide informed consent and a waiver of claims. This law generally provides coverage to operators, manufacturers and suppliers, and requires operators to maintain at least $1.0 million in insurance for all spaceflight activities. The SFICA will automatically be repealed in July 2021 unless New Mexico chooses to extend it.
At this time, no such claim regarding these informed consent provisions has been brought in New Mexico or in federal courts, and we are unable to determine whether the immunity provided by the CSLA, the SFICA or other applicable laws or regulations would be upheld by U.S. or foreign courts. The various federal and state regulations regarding informed consent for suborbital commercial spaceflight are evolving, and we continue to monitor these developments. However, we cannot predict the timing, scope or terms of any other state, federal or foreign regulations relating to informed consent and waivers of claims relating to commercial human spaceflight.
International Traffic in Arms Regulations and Export Controls
Our spaceflight business is subject to, and we must comply with, stringent U.S. import and export control laws, including the International Traffic in Arms Regulations (“ITAR”) and the U.S. Export Administration Regulations (“EAR”). The ITAR generally restrict the export of hardware, software, technical data, and services that have defense or strategic applications. The EAR similarly regulate the export of hardware, software, and technology that has commercial or “dual-use” applications (i.e., for both military and commercial applications) or that have less sensitive military or space-related applications that are not subject to the ITAR. The regulations exist to advance the national security and foreign policy interests of the United States.
The U.S. government agencies responsible for administering the ITAR and the EAR have significant discretion in the interpretation and enforcement of these regulations. The agencies also have significant discretion in approving, denying, or conditioning authorizations to engage in controlled activities. Such decisions are influenced by the U.S. government’s commitments to multilateral export control regimes, particularly the Missile Technology Control Regime with respect to the spaceflight business.
Many different types of internal controls and efforts are required to ensure compliance with such export control rules. In particular, we are required to maintain a registration under the ITAR; determine the proper licensing jurisdiction and classification of products, software and technology; and obtain licenses or other forms of U.S. government authorizations to engage in activities, including the performance of services for foreign persons, related to and that support our spaceflight business. The authorization requirements include the need to get permission to release controlled technology to foreign person employees and other foreign persons. The inability to secure and maintain necessary licenses and other authorizations could negatively affect our ability to compete successfully or to operate our spaceflight business as planned. Any changes in the export control regulations or U.S. government licensing policy, such as that necessary to implement U.S. government commitments to multilateral control regimes, may restrict our operations.
Failures by us to comply with export control laws and regulations could result in civil or criminal penalties, fines, investigations, more onerous compliance requirements, loss of export privileges, debarment from government contracts, or limitations on our ability to enter into contracts with the U.S. government.
Employees
Our employees are critical to our success. As of July 5, 2020, we had 767 employees and 166 contractors. Prior to joining our company, many of our employees had prior experience working for a wide variety of reputed research, commercial and military aerospace and non-aerospace organizations. To date, we have not experienced any work stoppages, and we consider our relationship with our employees to be good.
Facilities
We operate primarily at two locations in California and New Mexico. All of our facilities are located on land that is leased from third parties. We believe that such facilities meet our current and future anticipated needs.
We maintain more than 200,000 square feet of manufacturing and operations facilities at the Mojave Air and Space Port in Mojave, California. This campus includes six main operational buildings and several storage buildings under separate lease agreements that collectively house fabrication, assembly, warehouse, office and test operations. These facilities are leased pursuant to several agreements, which generally have two- or three-year initial terms coupled with renewal options. Several leases are either operating in renewal periods or on a month-to-month basis.
We will conduct our commercial operations at Spaceport America in Sierra County, New Mexico. Located on more than 25 square miles of desert landscape and with access to more than 6,000 square miles of protected airspace, Spaceport America is the world’s first purpose-built commercial spaceport and is home to the Virgin Galactic Gateway to Space terminal. State and local governments in New Mexico have invested more than $200.0 million in Spaceport America, with Virgin Galactic serving as the facility’s anchor tenant under a 20-year lease scheduled to expire in 2028, subject to our right to extend the term for an additional five years.
Legal Proceedings
We are from time to time subject to various claims, lawsuits and other legal and administrative proceedings arising in the ordinary course of business. Some of these claims, lawsuits and other proceedings may involve highly complex issues that are subject to substantial uncertainties, and could result in damages, fines, penalties, non-monetary sanctions or relief. However, we do not consider any such claims, lawsuits or proceedings that are currently pending, individually or in the aggregate, to be material to our business or likely to result in a material adverse effect on our future operating results, financial condition or cash flows.

MANAGEMENT
Set forth below are the names, ages and positions of each of our officers and directors:

Name	Age	Position
Michael Colglazier	53	Chief Executive Officer and Director
Jonathan Campagna	47	Chief Financial Officer
Enrico Palermo	41	Chief Operating Officer and President, TSC, LLC
Michael Moses	52	President, VG, LLC
Michelle Kley	48	Executive Vice President, General Counsel and Secretary
Chamath Palihapitiya	43	Chairperson of the Board of Directors
Wanda Austin	65	Director
Adam Bain	46	Director
Craig Kreeger	60	Director
Evan Lovell	50	Director
George Mattson	54	Director
James Ryans	44	Director
Michael Colglazier. Mr. Colglazier has served as our Chief Executive Officer and as a member of our board of directors since July 2020. Mr. Colglazier most recently served as President and Managing Director, Disney Parks International from October 2019 until his departure in July 2020 and, from March 2018 to October 2019, as President and Managing Director, Walt Disney Parks & Resorts, Asia Pacific. In these capacities, he oversaw the operations and development of Disney parks and resorts outside of the United States, focusing on high-growth expansion and development of joint venture opportunities with government agencies. Prior to this, from January 2013 until March 2018, Mr. Colglazier was President of The Disneyland Resort, where he led a workforce of nearly 30,000 employees and drove record business performance and growth. During his 30+ year career at Disney, Mr. Colglazier served in several executive roles where he implemented a series of development and growth strategies across the world focused on product innovation and customer growth. He is currently Chairman of the CEO Roundtable for the University of California, Irvine, and an incoming member of the Engineering Advisory Board of Rice University. He is also a past commissioner and member of the executive committee of the California Travel and Tourism Commission. Mr. Colglazier graduated from Stanford University with a bachelor’s degree in Industrial Engineering and holds a Master in Business Administration from Harvard Business School. We believe Mr. Colglazier is well qualified to serve on our board of directors because of his extensive experience developing and growing consumer-oriented businesses strategically, commercially and operationally.
Jonathan Campagna. Mr. Campagna has served as our Chief Financial Officer since the closing of the Virgin Galactic Business Combination in October 2019, and has served as the Chief Financial Officer for the VG Companies since April 2018. Mr. Campagna previously served as Vice President of Finance for the VG Companies from October 2015 to April 2018. Prior to joining the VG Companies, Mr. Campagna served as Controller from July 2012 to October 2015 at ICON Aircraft, a light sport aircraft manufacturer, where he helped transition the organization from a research and development centric organization to a full production environment. Before his tenure at ICON, Mr. Campagna held various financial leadership positions at Ericsson from April 2007 to July 2012, and prior to Ericsson was the Corporate Controller at Tandberg Television from June 2006 to April 2007, when it was acquired by Ericsson. Prior to Tandberg Television, Mr. Campagna was the Corporate Controller at GoldPocket Interactive, a media software provider, from May 2000 to June 2006, shortly after it was acquired by Tandberg Television. Mr. Campagna started his career in the audit and assurance services practice at PricewaterhouseCoopers after graduating from California Polytechnic State University, San Luis Obispo with a bachelor’s degree in Business Administration. Mr. Campagna is a certified public accountant (inactive) in the State of California.
Enrico Palermo. Mr. Palermo has served as our Chief Operating Officer since January 2020 and has served as President of TSC, LLC, one of our wholly owned subsidiaries, focusing on the development and manufacture of our spaceflight systems, since February 2018, where he is responsible for the development, manufacturing and testing of our fleet of spaceships, carrier aircraft and rocket motors. Mr. Palermo previously served as TSC, LLC’s Executive Vice President and General Manager from August 2016 to February 2018 and as Vice President of Operations from July 2011 to July 2016. Mr. Palermo joined the VG Companies in November 2006 and was instrumental in implementing and developing spaceship manufacturing operations and capabilities for TSC, LLC in Mojave, California. Upon receipt of a scholarship from the European Space Agency, Mr. Palermo studied at the International Space University in Strasbourg, France, completing the university’s intensive Space Studies Program in September 2006. Mr. Palermo graduated from the University of Western Australia with a Bachelor of Engineering in Mechanical Engineering and Bachelor of Science in Physics and Applied Mathematics.
Michael Moses. Mr. Moses has served as the President of Virgin Galactic, LLC (“VG, LLC”), a wholly owned subsidiary of ours focused on the operation of our spaceflight systems, since June 2016 and is responsible for overseeing program development and spaceflight operations, including vehicle processing, flight planning, astronaut training and flight crew operations. Mr. Moses previously served as VG, LLC’s Vice-President of Operations from October 2011 to June 2016. Prior to joining the VG Companies, Mr. Moses served at NASA’s Kennedy Space Center in Florida as the Launch Integration Manager from August 2008 to October 2011, where he led all space shuttle processing activities from landing through launch, including serving as the chair of NASA’s Mission Management Team, where he provided ultimate shuttle launch decision authority. Mr. Moses served as Flight Director at NASA’s Johnson Space Center from April 2005 to August 2008 where he led teams of flight controllers in the planning, training and execution of space shuttle missions. Mr. Moses graduated from Purdue University with a bachelor’s degree in Physics and a master’s degree in Aeronautical and Astronautical Engineering, and earned a master’s degree in Space Sciences from the Florida Institute of Technology. Mr. Moses is a two-time recipient of the NASA Outstanding Leadership Medal.
Michelle Kley. Ms. Kley has served as our Executive Vice President, General Counsel and Secretary since December 2019. Ms. Kley is responsible for overseeing all legal affairs, including corporate governance, securities law and NYSE compliance, M&A activity and strategic transactions. She also acts as Corporate Secretary and advises the board of directors. Prior to joining the Company, from 2016 to 2019, Ms. Kley was the Senior Vice President, Chief Legal and Compliance Officer and Secretary of Maxar Technologies Inc. (“Maxar”), and from 2012 to 2016, she served as Associate General Counsel and Vice President of Legal of Space Systems/Loral, LLC, a subsidiary of Maxar. Prior to joining Maxar, from 2011 to 2012, Ms. Kley was a corporate associate at Morrison & Foerster LLP. From 2010 to 2011, Ms. Kley served as legal counsel for Beazley Group. From 2003 to 2009, Ms. Kley was a corporate associate at Wilson Sonsini Goodrich & Rosati P.C. Since 2018, Ms. Kley has served as the volunteer General Counsel for the Association of Space Explorers, a non-profit organization with a membership composed of individuals who have completed at least one Earth orbit in space. She is a member the International Institute of Space Law and serves on the board of directors of its US affiliate, the US Center for Space Law. Ms. Kley graduated from University of California Berkeley Law School (Boalt Hall) with a J.D. degree and from Sonoma State University with a Bachelor of Arts degree in psychology.
Chamath Palihapitiya. Mr. Palihapitiya has served as the Chairperson of our board of directors since May 2017. Mr. Palihapitiya founded our company and served as its Chief Executive Officer since its inception until the closing of the Virgin Galactic Business Combination. Mr. Palihapitiya has been a director of Social Capital Hedosophia Holdings Corp. II and Social Capital Hedosophia Holdings Corp. III since October 2019. Mr. Palihapitiya also served as a director of Slack Technologies Inc. from April 2014 to December 2019. Prior to founding SCH in 2011, Mr. Palihapitiya served as Vice President of User Growth at Facebook, and is recognized as having been a major force in its launch and growth. Mr. Palihapitiya was responsible for overseeing Monetization Products and Facebook Platform, both of which were key factors driving the increase in Facebook’s user base worldwide. Prior to working for Facebook, Mr. Palihapitiya was a principal at the Mayfield Fund, one of the United States’ oldest venture firms, before which he headed the instant messaging division at AOL. Mr. Palihapitiya graduated from the University of Waterloo, Canada with a degree in electrical engineering. We believe Mr. Palihapitiya is well qualified to serve as the Chairperson of our board of directors because of his extensive management history and experience in identifying, investing in and building next-generation technologies and companies, and because he is a significant stockholder of ours.
Wanda Austin. Dr. Austin has served as a member of our board of directors since the closing of the Virgin Galactic Business Combination in October 2019. Dr. Austin served as Interim President of the University of

Southern California from August 2018 to July 2019 and has held an adjunct Research Professor appointment at the University’s Viterbi School’s Department of Industrial and Systems Engineering since 2007. Dr. Austin has been a director of Chevron Corporation and Amgen Inc. since December 2016 and October 2017, respectively. From January 2008 to October 2016, Dr. Austin served as President and Chief Executive Officer of The Aerospace Corporation, an independent nonprofit corporation operating the only federally funded research and development center for the space enterprise and performing technical analyses and assessments for a variety of government, civil and commercial customers. Before becoming President and Chief Executive Officer, Dr. Austin served as Senior Vice President of the corporation’s National Systems Group and Engineering and Technology Group. From 2015 to January 2017, Dr. Austin served on the President’s Council of Advisors on Science and Technology, advising the President of the United States in areas where an understanding of science, technology and innovation was key to forming effective U.S. policy. Dr. Austin is also a co-founder of MakingSpace, Inc., a nonprofit focused on creating inclusive opportunities for collaboration, and served on the U.S. Human Spaceflight Review Committee from 2009 to 2010, the Defense Science Board from 2010 to 2016, the Space Foundation from 2013 to 2015, the California Council on Science and Technology from 2008 to 2013 and the NASA Advisory Council from 2005 to 2007 and 2014 to 2017. Dr. Austin is a fellow of the American Institute of Aeronautics and Astronautics and a member of the International Academy of Astronautics and the National Academy of Engineering. Dr. Austin holds a bachelor’s degree in mathematics from Franklin & Marshall College, masters degrees in systems engineering and mathematics from the University of Pittsburgh and a doctorate in systems engineering from the University of Southern California. We believe Dr. Austin is well qualified to serve on our board of directors because of her extensive financial and operational experience as well as her deep experience in the aerospace industry.
Adam Bain. Mr. Bain has served as a member of our board of directors since September 2017. Mr. Bain has been a director of Social Capital Hedosophia Holdings Corp. II since April 2020. Mr. Bain is a co-managing partner of 01 Advisors, a venture capital firm targeting high-growth technology companies, since co-founding the firm in January 2018. Since November 2016, Mr. Bain has also been an independent advisor and investor in select growth-stage companies. Previously, Mr. Bain was the Chief Operating Officer of Twitter from September 2015 until November 2016 and President of Global Revenue & Partnerships from 2010 to September 2015, where he was responsible for the business lines at the public company, building one of the fastest revenue ramps of a consumer internet business. Mr. Bain oversaw employees in multiple countries ranging from Product, Business Operations, Business Development, Media Partnerships, Developer Relations, Twitter’s International business and all of the go-to-market Sales teams for the advertising and data businesses. Previously, Mr. Bain was the President of the Fox Audience Network at Newscorp, responsible for monetizing Fox’s digital assets. Mr. Bain started his career running product and engineering teams at Fox Sports and the Los Angeles Times. Mr. Bain earned his Bachelor of Arts in English Journalism from Miami University in Ohio. Mr. Bain is well qualified to serve on our board of directors because of his extensive experience relating to business growth and development within technology and other related industries.
Craig Kreeger. Mr. Kreeger has served as a member of our board of directors since the closing of the Virgin Galactic Business Combination in October 2019. Mr. Kreeger retired from his role as Chief Executive Officer of Virgin Atlantic after leading the company from February 2013 through December 2018. During his tenure at Virgin Atlantic, Mr. Kreeger was responsible for all airline operations and led the company to rebuild its balance sheet, launch its successful joint venture with Delta Airlines and develop a long-term strategy for expanding the joint venture to include AirFrance and KLM Royal Dutch Airlines. Prior to his tenure at Virgin Atlantic, Mr. Kreeger spent 27 years at American Airlines, where he held a variety of commercial, operational, financial and strategic roles. Mr. Kreeger spent his last six years at American as part of its leadership team overseeing its International Division and then all of its Customer Service. Mr. Kreeger holds a bachelor’s degree in Economics from the University of California at San Diego and a Master of Business Administration from the University of California at Los Angeles. We believe Mr. Kreeger is well qualified to serve on our board of directors because of his extensive operational, financial and managerial experience and his deep industry knowledge.
Evan Lovell. Mr. Lovell has served as a member of our board of directors since the closing of the Virgin Galactic Business Combination in October 2019. Mr. Lovell has been a Partner of the Virgin Group since October 2012 and is responsible for managing the Virgin Group’s investment team globally. Mr. Lovell currently serves as a member of the board of directors for a number of Virgin Group portfolio companies, including BMR Energy Ltd., V

Cruises US, LLC, Virgin Cruises Intermediate Limited, Virgin Cruises Limited, Vieco 10 Limited, Virgin Hotels, LLC, Virgin Sport Group Limited, Virgin Sport Management USA, Inc. and VO Holdings, Inc. From December 2008 to June 2019, Mr. Lovell was a member of the board of directors of AquaVenture Holdings Limited, and from April 2013 to December 2016 was a member of the board of directors of Virgin America Inc. From September 1997 to October 2007, Mr. Lovell served as an investment professional at TPG Capital, where he also served on the board of a number of TPG portfolio companies. Mr. Lovell holds a bachelor’s degree in Political Science from the University of Vermont. We believe Mr. Lovell is well qualified to serve on our board of directors because of his extensive experience as a seasoned investor and operator.
George Mattson. Mr. Mattson has served as a member of our board of directors since the closing of the Virgin Galactic Business Combination in October 2019. Mr. Mattson has served as a director for Delta Air Lines, Inc. since October 2012 and as Delta’s representative on the board of directors of the Air France KLM Group since November 2017. Previously, Mr. Mattson served as a Partner and Co-Head of the Global Industrials Group in Investment Banking at Goldman, Sachs & Co. from November 2002 through August 2012. Mr. Mattson joined Goldman Sachs in 1994, and served in a variety of positions before becoming Partner and Co-Head of the Global Industrials Group. Since his retirement from Goldman Sachs, Mr. Mattson has been a private investor involved in acquiring and growing middle market businesses. Mr. Mattson holds a bachelor’s degree in Electrical Engineering from Duke University and a Master of Business Administration from the Wharton School of the University of Pennsylvania. We believe Mr. Mattson is well qualified to serve on our board of directors because of his extensive professional and financial experience and his experience as a public company director.
James Ryans. Dr. Ryans has served as a member of our board of directors since February 2018. Dr. Ryans has been a director of Social Capital Hedosophia Holdings Corp. III since April 2020. Dr. Ryans has been a professor of accounting at London Business School since 2016. Dr. Ryans teaches financial accounting at the graduate and post-graduate levels, and directs an executive education program on mergers and acquisitions. His current research focuses on topics in mergers and acquisitions, firm disclosure and government oversight of financial reporting. From 2012 until 2016, Dr. Ryans was a graduate student instructor at the University of California Berkeley. From 2003 to 2011, Dr. Ryans oversaw investments and business development at Chelsea Rhone LLC and its affiliate HealthCap RRG, a mutual insurance company. From 1999 until 2001, Dr. Ryans was a consultant with Deloitte & Touche. Dr. Ryans is a CFA charterholder and holds a Ph.D. in business administration from the University of California Berkeley, an MBA from the University of Michigan and a BASc in electrical engineering from the University of Waterloo. We believe Dr. Ryans is well qualified to serve on our board of directors because of his extensive background and expertise relating to financial consulting, financial accounting and other related industries.
Corporate Governance
Composition of the Board of Directors
Our business and affairs are managed under the direction of our board of directors. Our board is currently composed of eight directors. Subject to the terms of the Stockholders’ Agreement and our Certificate of Incorporation and Bylaws, the number of directors is fixed by our board of directors.
VIL, the Sponsor and Mr. Palihapitiya (together, the “Voting Parties”) are party to the Stockholders’ Agreement pursuant to which, among other things, (i) VIL and Mr. Palihapitiya have rights to designate directors for election to the board of directors (and the Voting Parties will vote in favor of such designees at any annual or special meeting of stockholders in which directors are elected), (ii) VIL has agreed not to take action to remove the members of the board of directors designated by Mr. Palihapitiya pursuant thereto, (iii) Mr. Palihapitiya has agreed not to take action to remove the members of the board of directors designated by VIL pursuant thereto and (iv) VIL has, under certain circumstances, the right to approve certain matters as set forth therein.
Under the Stockholders’ Agreement, VIL has the right to designate three directors (the “VG designees”) for as long as VIL and Aabar beneficially own 57,395,219 or more shares of our common stock, which represents 50% of the number of shares beneficially owned by Vieco US immediately following the closing of the Virgin Galactic Business Combination and related transactions, provided that, when such beneficial ownership falls below (x) 57,395,219 shares, VIL will have the right to designate only two directors, (y) 28,697,610 shares, VIL will have the right to designate only one director and (z) 11,479,044 shares, VIL will not have the right to designate any directors. For purposes of determining the number of shares beneficially owned by VIL and the extent of VIL’s nomination and consent rights under the Stockholders’ Agreement, the shares distributed to Aabar are deemed to be held by VIL until such time as Aabar transfers or sells such shares, subject to certain exceptions, as contemplated by the Stockholders’ Agreement. Each of the Sponsor and Mr. Palihapitiya have agreed to vote, or cause to vote, all of their outstanding shares of our common stock at any annual or special meeting of stockholders in which directors are elected, so as to cause the election of the VG designees.
Additionally, pursuant to the Stockholders’ Agreement, Mr. Palihapitiya also has the right to designate two directors (the “CP designees”), one of which must qualify as an “independent director” under stock exchange regulations applicable to us, for as long as Mr. Palihapitiya and the Sponsor collectively beneficially own at least 21,375,000 shares of our common stock, which represents 90% of the number of shares beneficially owned by them as of immediately following the closing of the Virgin Galactic Business Combination, but excluding the 10,000,000 shares purchased by Mr. Palihapitiya from Vieco US, provided that when such beneficial ownership falls below (x) 21,375,000 shares, Mr. Palihapitiya will have the right to designate only one director, who will not be required to qualify as an “independent director” and (y) 11,875,000 shares, Mr. Palihapitiya will not have the right to designate any directors. VIL has agreed to vote, or cause to vote, all of its outstanding shares of our common stock at any annual or special meeting of stockholders in which directors are elected, so as to cause the election of the CP designees. The initial chairperson of the board of directors is Mr. Palihapitiya until such time as VIL identifies a permanent chairperson who qualifies as an independent director and is reasonably acceptable to Mr. Palihapitiya.
Under the terms of the Stockholders’ Agreement, two directors (the “Other designees”), each of whom must qualify as an “independent director” under stock exchange regulations applicable to us and one of whom must qualify as an “audit committee financial expert” as defined under the rules of the SEC, were appointed in accordance with the Stockholders’ Agreement and, thereafter, will be as determined by the board of directors. In addition, under the terms of the Stockholders’ Agreement, the individual serving as our Chief Executive Officer (the “CEO designee”), was appointed in accordance with the Stockholders’ Agreement to our board of directors and will, going forward, be determined by what individual holds the title of Chief Executive Officer of the Company.
For the 2020 annual meeting of our stockholders, Vieco 10 designated Messrs. Kreeger, Lovell and Mattson for election to our board of directors, Mr. Palihapitiya designated Messrs. Palihapitiya and Bain for election to our board of directors, Drs. Austin and Ryans were designated as the Other designees for election to our board of directors and Mr. Whitesides was designated as the CEO designee. Our stockholders subsequently elected each designee to serve on our board of directors.
Pursuant to the terms of the Stockholders’ Agreement, the VG designees, the CP designees and the Other designees are only able to be removed with or without cause at the request of the party entitled to designate such director. In all other cases and at any other time, directors are only able to be removed by the affirmative vote of at least a majority of the voting power of our common stock. Pursuant to the terms of the Stockholders’ Agreement, the CEO designee will be removed at such time when the individual ceases to serve as Chief Executive Officer of the Company.
In addition, under the Amended TMLA, to the extent the Virgin Group does not otherwise have a right to place a director on our board of directors, such as VIL’s right to designate the VG designees under the Stockholders’ Agreement, we have agreed to provide VEL with the right to appoint one director to our board of directors (provided the designee is qualified to serve on the board under all applicable corporate governance policies and regulatory and NYSE requirements).
Director Independence
Under our Corporate Governance Guidelines and the NYSE rules, a director is not independent unless the board of directors affirmatively determines that he or she does not have a direct or indirect material relationship with us or any of our subsidiaries and that the NYSE’s per se bars to determining a director independent have not been triggered.

Our board of directors has undertaken a review of its composition, the composition of its committees and the independence of our directors and considered whether any director has a material relationship with us that could compromise his or her ability to exercise independent judgment in carrying out his or her responsibilities. Based upon information requested from and provided by each director concerning his or her background, employment and affiliations, including family relationships, our board of directors has determined that none of Dr. Austin, Mr. Bain, Mr. Kreeger, Mr. Mattson or Dr. Ryans, representing five of our eight directors, has a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors qualifies as “independent” as that term is defined under the rules of the NYSE. In making these determinations, our board of directors considered the relationships that each non-employee director has with us and all other facts and circumstances the board of directors deemed relevant in determining their independence, including the director’s beneficial ownership of our common stock and the relationships of our non-employee directors with certain of our significant stockholders. Prior to the Virgin Galactic Business Combination, the board of directors of SCH determined that each of Mr. Bain, Dr. Ryans, Ms. Reses and Ms. Wong, who then served on SCH’s board of directors, qualified as independent under the applicable rules of the NYSE and the SEC, regarding service on the board of directors generally and the audit committee, compensation committee and nominating and corporate governance committee, specifically and as applicable to such director.
Board Committees
Prior to the Virgin Galactic Business Combination, SCH’s board of directors had three standing committees: an audit committee; a compensation committee; and a nominating and corporate governance committee. In connection with the consummation of the Virgin Galactic Business Compensation and the contemporaneous disbanding of these committees, our board of directors formed and constituted our audit committee and later formed our compensation committee, nominating and corporate governance committee and safety committee in December 2019, constituting each of these three committees in January 2020.
Each of our four standing committees of our board of directors has the composition and the responsibilities described below. In addition, from time to time, special committees may be established under the direction of our board of directors when necessary to address specific issues. Each of the audit committee, compensation committee, nominating and corporate governance committee and safety committee operates under a written charter.

Director	Audit Committee	Compensation Committee	Nominating & Corporate Governance Committee	Safety Committee
Michael Colglazier	—	—	—	—
Chamath Palihapitiya	—	—	—	—
Wanda Austin	X	Chair	—	X
Adam Bain	—	X	Chair	—
Craig Kreeger	X	—	—	Chair
Evan Lovell	—	—	—	X
George Mattson	—	X	X	—
James Ryans	Chair	—	X	—
Audit Committee
Our audit committee is responsible for, among other things:
•appointing, compensating, retaining, evaluating, terminating and overseeing our independent registered public accounting firm;
•discussing with our independent registered public accounting firm their independence from management;
•reviewing with our independent registered public accounting firm the scope and results of their audits;

•approving all audit and permissible non-audit services to be performed by our independent registered public accounting firm;
•overseeing the financial reporting process and discussing with management and our independent registered public accounting firm the interim and annual financial statements that we file with the SEC;
•reviewing and monitoring our accounting principles, accounting policies and financial and accounting controls and compliance with legal and regulatory requirements; and
•establishing procedures for the confidential anonymous submission of concerns regarding questionable accounting, internal controls or auditing matters.
Our audit committee consists of Drs. Austin and Ryans and Mr. Kreeger, with Dr. Ryans serving as chair. We have affirmatively determined that each member of the audit committee qualifies as independent under NYSE rules applicable to board members generally and under the NYSE rules and Exchange Act Rule 10A-3 specific to audit committee members. All members of our audit committee meet the requirements for financial literacy under the applicable NYSE rules. In addition, the board has determined that Dr. Ryans qualifies as an “audit committee financial expert,” as such term is defined in Item 407(d)(5) of Regulation S-K.
Compensation Committee
Our compensation committee is responsible for, among other things:
•reviewing and approving corporate goals and objectives with respect to the compensation of our Chief Executive Officer, evaluating our Chief Executive Officer’s performance in light of these goals and objectives and setting the Chief Executive Officer’s compensation;
•reviewing and setting or making recommendations to our board of directors regarding the compensation of our other executive officers and, from time to time, other members of our leadership team;
•reviewing and making recommendations to our board of directors regarding director compensation;
•implementing and administering our incentive compensation and equity-based plans and arrangements;
•retaining or obtaining advice from any compensation consultants; and
•participating in succession planning for our Chief Executive Officer and others serving in key management positions.
•Our compensation committee consists of Dr. Austin and Messrs. Bain and Mattson, with Dr. Austin serving as chair. We have affirmatively determined that each member of the compensation committee qualifies as independent under NYSE rules, including the additional independence standards for members of a compensation committee, and that each qualifies as a “non-employee director” as defined in Rule 16b-3 of the Exchange Act.
The compensation committee may delegate its authority under its charter to one or more subcommittees as it deems appropriate from time to time as further described in its charter. The compensation committee may also delegate to one or more executive officers the authority to grant equity awards to certain employees, as further described in its charter and subject to the terms of our equity plans.
Nominating and Corporate Governance Committee
Our nominating and corporate governance committee is responsible for, among other things:
•assisting our board of directors in identifying individuals qualified to become members of our board of directors, consistent with criteria set forth in our governance guidelines;
•recommending director nominees for election to our board of directors;

•reviewing the appropriate composition of our board of directors and its committees; and
•developing and recommending to our board of directors a set of corporate governance guidelines and principles.
Our nominating and corporate governance committee consists of Dr. Ryans and Messrs. Bain and Mattson, with Mr. Bain serving as chair. We have affirmatively determined that each member of the nominating and corporate governance committee qualifies as independent under NYSE rules.
Safety Committee
Our safety committee is responsible for, among other things:
•reviewing our safety performance, including processes to ensure compliance with internal policies and goals and applicable laws and regulations;
•providing input on the management of current and emerging safety issues;
•assisting our board of directors with oversight of our risk management and security processes;
•reviewing safety audit findings and resulting action plans; and
•periodically visiting our facilities and reviewing any safety issues.
Our safety committee consists of Dr. Austin and Messrs. Kreeger and Lovell, with Mr. Kreeger serving as chair.
Boeing Board Observer Right
In connection with a subscription agreement dated October 7, 2019 between us and an entity affiliated with The Boeing Company (the “Boeing Agreement”), Boeing has a right to have a representative attend all meetings of our board of directors and to receive all materials provided to our board, subject to exceptions for us to preserve attorney-client privilege, avoid disclosure of trade secrets or prevent material competitive harm. This right will expire on October 7, 2023, subject to automatic two-year renewals unless we provide prior written notice, or such other time as when Boeing owns less than all of the shares of common stock purchased by it pursuant to the Boeing Agreement.
Code of Business Conduct and Ethics
We have adopted a code of business conduct and ethics (the “Code of Conduct”) that applies to all of our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions. A copy of the Code of Conduct is available under the Governance section of the Investor Information page of our website at www.virgingalactic.com, or by writing to our Corporate Secretary at our offices at 166 North Roadrunner Parkway, Suite 1C, Las Cruces, New Mexico 88011. We intend to make any legally required disclosures regarding amendments to, or waivers of, provisions of the Code of Conduct on our website rather than by filing a Current Report on Form 8-K.
Compensation Committee Interlocks and Insider Participation
During 2019, prior to the Virgin Galactic Business Combination, SCH’s compensation committee was composed of Mr. Bain and Ms. Wong, neither of whom was during fiscal 2019 an officer or employee of the Company or was formerly an officer of the Company. Related person transactions pursuant to Item 404(a) of Regulation S-K involving those who served on the compensation committee during 2019 are described in “Certain Relationships and Related Party Transactions.”
During 2019, following the Virgin Galactic Business Combination, our board of directors did not have a compensation committee, and decisions regarding executive compensation were made by our board of directors, in consultation with our Chief Executive Officer (except with respect to his own compensation) and, prior to the Virgin Galactic Business Combination, the board of our former parent company, Vieco 10. During 2019, George

Whitesides, our former Chief Executive Officer, participated in deliberations of the board of directors, concerning executive officer compensation, other than as to the executives of SCH and other than as to his own.
During 2019, none of our executive officers served as a member of the board of directors or compensation committee (or other committee performing equivalent functions) of any entity that had one or more executive officers serving on our board of directors or Compensation Committee.

COMPENSATION DISCUSSION AND ANALYSIS
Executive Summary
This Compensation Discussion and Analysis describes our 2019 compensation program for our named executive officers, who were:
•George Whitesides, our former Chief Executive Officer and, as of July 20, 2020, our Chief Space Officer;
•Jonathan Campagna, our Chief Financial Officer;
•Michael Moses, who serves as President of VG, LLC; and
•Enrico Palermo, who serves as President of TSC, LLC and, as of January 13, 2020, who serves as our Chief Operating Officer.
On July 20, 2020, Mr. Whitesides ceased serving as our Chief Executive Officer and transitioned to our Chief Space Officer, and Michael Colglazier was appointed as our Chief Executive Officer. In particular, this discussion and analysis provides an overview of our executive compensation philosophy, the overall objectives of our executive compensation program, how each element of our executive compensation program is designed to satisfy those objectives, and the policies underlying our 2019 executive compensation program and the compensation awarded to our named executive officers for 2019. The following discussion and analysis of compensation arrangements of our named executive officers should be read together with the compensation tables and related disclosures.
Compensation Highlights
Our executive compensation program consists of fixed and variable pay, including cash and non-cash components. The key elements of our 2019 executive compensation program, as well as the key features expected for our 2020 compensation program, are as follows:

Compensation Element	Key Features and Objectives

Base Salary	•Reflects individual skills, experience, responsibilities and performance over time •Attracts and retains talent by providing a stable and reliable source of income

Cash-Based Incentive Compensation	•Rewards the achievement of corporate objectives and individual contributions towards achieving those objectives

Equity-Based Compensation
•Motivates our executives to create long-term stockholder value
•Aligns our executives’ interests with those of our stockholders’ interests over the long-term
•Promotes retention and enhanced executive stock ownership

Compensation Program Objectives
The main objectives of our executive compensation program are to:
•Motivate, attract and retain highly qualified executives who are committed to the Company’s mission, performance and culture by paying them competitively.

•Create a fair, reasonable and balanced compensation program that rewards executives’ performance and contributions to the Company’s short- and long-term business results, while closely aligning the interests of the executives with those of stockholders.
•Emphasize pay for performance, with a program that aligns financial and operational achievements.
We believe that the Company’s executive compensation program design features accomplish the following:
•Provide base salaries consistent with each executive’s responsibilities so that they are not motivated to take excessive risks to achieve a reasonable level of financial security.
•Ensure a significant portion of each executive’s compensation tied to the future share performance of the Company, thus aligning their interests with those of our stockholders.
•Utilize an equity compensation and vesting periods for equity awards encourage executives to remain employed and focus on sustained share price appreciation.
•Utilize a mix between cash and equity compensation designed to encourage strategies and actions that are in the long-term best interests of the Company.
Role of the Board, Management and Compensation Consultant
In 2019, we did not have a compensation committee, and so decisions regarding executive compensation were made by our board of directors, in consultation with our Chief Executive Officer (except with respect to his own compensation) and, prior to the Virgin Galactic Business Combination, the board of the VG Companies former parent company, Vieco 10. In 2019, we engaged the services of an outside independent compensation consultant, Mercer (US) Inc. (“Mercer”), to assist in determining the appropriate amounts, types and mix of compensation for our executive officers in connection with the consummation of the Virgin Galactic Business Combination, and generally to achieve the overall objectives as described above.
Mercer recommended, based on its review of proxy statement data, survey data, current industry trends, existing employment arrangements, appropriate dilution and overhang and other factors specifically related to the Company, the level of base and incentive cash bonus compensation to be set for each named executive officer, as well as the amount and vesting schedules of equity awards to be granted to each named executive officer in connection with the closing of the Virgin Galactic Business Combination. The board of directors considered these recommendations, along with the Company’s and the individual’s overall performance and the unique circumstances associated with any individual executive, in determining these compensation levels, although no particular executive compensation peer group percentile was targeted for any of our named executive officers.
Stockholder Say-on-Pay Vote
During 2019, we became a large accelerated filer and exited the “emerging growth company” status as defined in the Jumpstart Our Business Startups Act. As such, our stockholders will have their first opportunity to cast an advisory vote to approve our named executive officers’ compensation at our 2020 annual meeting of stockholders. In the future, we intend to consider the outcome of the say-on-pay votes when making compensation decisions regarding our named executive officers. Our next say-on-pay vote will occur at our 2021 annual meeting of stockholders.
Elements of Our Executive Compensation Program
The Company’s primary components of compensation for its executive officers have been base salary, incentive cash bonuses and grants of long-term equity-based incentive compensation. We have no pre-established policy or target for the allocation between cash and non-cash incentive compensation or between short-term and long-term compensation, although the Company attempts to keep total cash compensation within the Company’s fiscal year budget while reinforcing its pay-for-performance philosophy.

Base Salaries
The base salaries of our named executive officers are an important part of their total compensation package, and are intended to provide a fixed component of compensation reflecting the executive’s skill set, experience, role and responsibilities.
In connection with the completion of the Virgin Galactic Business Combination, we increased our named executive officers’ base salaries. In addition, in connection with his appointment as Chief Operating Officer, our compensation committee increased Mr. Palermo’s salary from $314,000 prior to the Virgin Galactic Business Combination to $350,000 and effective December 9, 2019, to $425,000. As of the end of fiscal year 2019, our named executive officers were entitled to the following base salaries:

Named Executive Officer	Pre-Business Combination 2019 Base Salary	2019 Base Salary
George Whitesides	$350,000	$450,000
Jonathan Campagna	$257,000	$350,000
Michael Moses	$314,000	$350,000
Enrico Palermo	$314,000	$425,000
On April 30, 2020, as a precautionary measure during this phase of COVID-19 national mobilization and recovery, our named executive officers voluntarily agreed to a temporary reduction in their annual base salaries. The annual base salary earned for the period from May 11, 2020 through June 30, 2020 for Mr. Whitesides was reduced by 20%, and for each of Messrs. Campagna, Moses and Palermo was reduced by 10%.
Cash-Based Incentive Compensation
2019 Annual Cash Bonus
Prior to the completion of the Virgin Galactic Business Combination, Messrs. Whitesides, Campagna, Moses and Palermo were eligible to earn annual cash bonuses targeted at 50%, 30%, 40% and 40% of their respective base salaries. In connection with the Virgin Galactic Business Combination, we increased the annual target cash bonus to 50% of their respective base salaries. For 2019, each named executive officer was eligible to earn a bonus weighted as to 60% of the bonus opportunity on the attainment of designated Company performance metrics (the “Corporate Bonus Opportunity”) and as to 40% of the bonus opportunity based on the compensation committee’s assessment of each named executive officer’s individual performance during the 2019 fiscal year (the “Individual Bonus Opportunity”), although the compensation committee retained discretion to reduce bonuses. Company performance goals included achievement of pre-established goals related to safety, operations, budget and financing at the Company and/or subsidiary (VG, LLC or TSC, LLC) levels. For purposes of the 2019 program, the Corporate Bonus Opportunity was tied to Company performance for Messrs. Whitesides and Campagna and subsidiary performance for Messrs. Moses and Palermo (VG, LLC and TSC, LLC, respectively). The achievement of the Corporate Bonus Opportunity and the Individual Bonus Opportunity for each named executive officer is set forth below:

	Corporate Bonus Opportunity (60%)		Individual Bonus Opportunity (40%)	2019 Bonus Overall Achievement %
Named Executive Officer	Performance Measure Level	Achievement %	Achievement %
George Whitesides	Virgin Galactic Holdings, Inc.	87.5%	100.0%	92.5%
Jonathan Campagna	Virgin Galactic Holdings, Inc.	87.5%	95.0%	90.5%
Michael Moses	VG, LLC	87.0%	90.0%	88.2%
Enrico Palermo	TSC, LLC	88.0%	90.0%	88.7%

Ultimately, the compensation committee decided to approve bonus amounts equal to 50% of the annual cash bonuses earned in 2019 in light of recent COVID-19 considerations. The following table sets forth the 2019 bonus opportunities, amounts earned based on the achievement of performance goals and amounts approved.

Named Executive Officer	2019 Annual Cash Bonus Opportunity	2019 Annual Cash Bonus Earned	2019 Annual Cash Bonus Approved / Paid
George Whitesides	$184,315	$170,491	$85,246
Jonathan Campagna	$95,339	$86,282	$43,141
Michael Moses	$134,654	$118,764	$59,382
Enrico Palermo	$134,654	$119,572	$59,786
Cash Incentive Plan
The VG Companies currently maintain a Cash Incentive Plan adopted in 2017 in which each of the named executive officers participates. The named executive officers are eligible to receive bonuses under the cash incentive plan upon the VG Companies’ achievement of three specified performance objectives (each such objective a “qualifying milestone”). Payment of bonuses pursuant to the cash incentive plan, if any, is contingent upon the applicable named executive officer’s continued employment through the applicable payment date.
The first qualifying milestone was not achieved under the cash incentive plan. In connection with the Virgin Galactic Business Combination, the second qualifying milestone was amended such that participants, including the named executive officers, received 100% of the amount that such participant would have received upon the achievement of the second qualifying milestone upon the closing of the Virgin Galactic Business Combination, subject to continued employment with the VG Companies through the closing. In addition, the third qualifying milestone was amended such that the amount payable upon achievement of the third qualifying milestone will be conditioned upon the achievement of a cash flow goal prior to, or as of, the end of calendar year 2027, subject to the executive’s continued employment.
The following table shows the bonus paid to each of the named executive officers upon the closing of the Virgin Galactic Business Combination (i.e., the amended second qualifying milestone) and the remaining bonus opportunity that may become payable upon achieving the amended third qualifying milestone.

Named Executive Officer	Closing /Second Qualifying Milestone ($)	Amended Third Qualifying Milestone Opportunity ($)
George Whitesides	1,500,000	2,000,000
Jonathan Campagna	450,000	78,125
Michael Moses	1,000,000	1,000,000
Enrico Palermo	750,000	600,000
Equity Compensation
In connection with the Virgin Galactic Business Combination, we adopted the 2019 Plan, under which we may grant cash and equity incentive awards to directors, employees and consultants of our Company and our affiliates, to enable us to obtain and retain services of these individuals, which we believe is essential to our long-term success.
In 2019, we approved equity awards to our named executive officers in connection with the Virgin Galactic Business Combination, in the form of stock options and restricted stock units. Restricted stock unit awards were granted to the named executive officers in connection with the closing, but stock options were granted to each named executive officer as to 50% of the award in connection with the closing, and will be granted as to the remaining 50% of the award on the first anniversary of the closing (the “Anniversary Awards”), subject to continued service through the applicable grant date.

The equity awards will vest over a four year period. Stock options and restricted stock unit awards granted in connection with the closing will vest as to 25% of the shares subject to each award on the first anniversary of the closing and as to the remaining 75% in substantially equal monthly installments over the following 36 months, subject to continued service through the applicable vesting date. Anniversary Awards will vest along the same schedule, except the vesting dates will be keyed off of the grant date (rather than the date of the closing).
The following table sets forth the stock options and RSUs granted to our named executive officers in 2019; it also includes the Anniversary Awards that are expected to be granted in 2020 (but does not include any other awards granted in 2020).

Named Executive Officer	2019 RSUs Granted	2019 Stock Options Granted	Anniversary Awards (Stock Options) to be Granted in 2020
George Whitesides	194,844	641,681	— (1)
Jonathan Campagna	92,783	305,562	305,562
Michael Moses	139,175	458,343	458,343
Enrico Palermo	139,175	458,343	458,343
_________________
__________________
(1)In connection with his transition to Chief Space Officer, Mr. Whitesides received his Anniversary Award on July 20, 2020, in the form of a stock option to purchase 320,840 shares and a restricted stock unit award covering 320,840 shares. Each award will vest over a two-year period following the grant date (the stock option in substantially equal monthly installments and the RSU award in substantially equal quarterly installments), subject to Mr. Whitesides’ continued service.
Other Elements of Compensation
Retirement Plans
In 2019, the named executive officers participated in a 401(k) retirement savings plan maintained by an affiliate of the VG Companies. The Internal Revenue Code allows eligible employees to defer a portion of their compensation, within prescribed limits, on a pre-tax basis through contributions to the 401(k) plan. In 2019, contributions made by participants in the 401(k) plan were matched up to a specified percentage of the employee contributions on behalf of the named executive officers. These matching contributions are fully vested as of the date on which the contribution is made.
Employee Benefits and Perquisites
Health/Welfare Plans. In 2019, the named executive officers participated in health and welfare plans maintained by an affiliate of the VG Companies, including:
•medical, dental and vision benefits;
•medical and dependent care flexible spending accounts;
•short-term and long-term disability insurance;
•life insurance; and
•vacation and paid holidays.
Perquisites. In 2019, Mr. Palermo received a $3,508 car allowance. In addition, Mr. Moses was entitled to certain benefits in connection with his relocation to Las Cruces, New Mexico in 2019, specifically: (i) a lump sum payment of $4,600 (to be used towards miscellaneous costs), (ii) Company-paid or reimbursed shipment of household goods and house-hunting trips and (iii) a retention/relocation bonus payment of $15,000. Mr. Moses may be required to repay these amounts if he quits or his employment is terminated for cause, in each case, prior to July 29, 2020. In addition, each of Mr. Whitesides and his wife is entitled to a Company paid commercial space flight. We believe the perquisites described above are necessary and appropriate to provide a competitive compensation package to the named executive officers.
Severance and Change in Control-Based Compensation
Prior to the Virgin Galactic Business Combination, the VG Companies had entered into employment agreements with each of Messrs. Whitesides and Palermo that provided the executive with severance protections upon a termination of employment without cause and, for Mr. Whitesides, with good reason. In connection with the closing of the Virgin Galactic Business Combination, we replaced these arrangements and entered into new employment agreements with each of our named executive officers that provide for severance upon a termination of employment without cause or for good reason. We believe that job security and terminations of employment, both within and outside of the change of control context, are causes of significant concern and uncertainty for senior executives and that providing protections to our named executive officers in these contexts is therefore appropriate in order to alleviate these concerns and allow the executives to remain focused on their duties and responsibilities to our Company in all situations. These are described and quantified below under “Potential Payments Upon Termination or Change in Control.”
Executive Transitions in 2020
As mentioned above, on July 20, 2020, Mr. Whitesides transitioned from the role of our Chief Executive Officer to become our Chief Space Officer, and Michael Colglazier became our new Chief Executive Officer. The following is a description of Mr. Whitesides’ amended employment agreement and Mr. Colglazier’s employment agreement, each of which were entered into in connection with this transition.
George Whitesides Amended Employment Agreement
In connection with his appointment as our Chief Space Officer, Mr. Whitesides and the Company entered into an amended and restated employment agreement, which supersedes and replaces his prior employment agreement. The amended employment agreement revises his prior employment agreement in the following material respects.
Under the amended employment agreement, Mr. Whitesides will be entitled to receive a stock option to purchase 320,840 shares of the Company’s common stock and a restricted stock unit award covering 320,840 shares of the Company’s common stock (the “Whitesides RSU Award”), each to be granted on July 20, 2020. The stock option is scheduled to vest in equal monthly installments over a two-year period following the grant date, and the Whitesides RSU Award is scheduled to vest in equal quarterly installments over the same period, in each case subject to continued service. In addition, Mr. Whitesides will remain eligible to earn a one-time cash bonus equal to $500,000, but it will be paid on the achievement of a commercial launch (rather than on the first anniversary of the commercial launch), subject to continued employment. Mr. Whitesides also will be entitled to receive reimbursement of up to $15,000 for legal fees incurred in connection with the negotiation of the amended employment agreement.
If Mr. Whitesides experiences a “qualifying termination” of employment, then, in addition to any accrued amounts, he will be entitled to receive the following severance payments and benefits:
•A cash severance amount equal to 1.0 times the sum of (i) his annual base salary then in effect and (ii) his target annual bonus. The multiplier will equal 1.5 if the termination date occurs during the 24-month period following a “change in control” (as defined in the 2019 Plan) of the Company.
•Company-subsidized healthcare coverage for 12 - 18 months after the termination date.
•Accelerated vesting of any then-outstanding Company equity awards that vest based solely on the passage of time.
•Continued opportunity to receive the commercial flight bonus and the spaceflight described above.
A “qualifying termination” includes a termination of Mr. Whitesides’ employment (i) by the Company without “cause” (as defined in the amended employment agreement), (ii) by Mr. Whitesides for “good reason” (as defined in the amended employment agreement) or (iii) by Mr. Whitesides for any reason after November 1, 2020. The severance described above would be subject to his execution and non-revocation of a general release of claims in favor of the Company and continued compliance with customary confidentiality and non-solicitation requirements.
Michael Colglazier Employment Agreement
In connection with Mr. Colglazier’s appointment, the Company entered into an employment agreement with Mr. Colglazier, pursuant to which he will serve, starting July 20, 2020 (the “Employment Start Date”), as the Chief Executive Officer of the Company and will report directly to the Company’s board of directors. Mr. Colglazier’s service pursuant to the employment agreement will continue for a period of five years, unless earlier terminated in accordance with its terms. During the employment period, the Company is obligated to cause Mr. Colglazier to be nominated to stand for election to the board of directors, unless an event constituting “cause” (as defined in the employment agreement) has occurred and not been cured or Mr. Colglazier has issued a termination notice.
Under the employment agreement, Mr. Colglazier is entitled to receive an initial annual base salary of $1,000,000, subject to annual review by the board of directors or a subcommittee thereof and to increase in its discretion, and is eligible to receive an annual performance bonus targeted at 100% of his then-current annual base salary, ranging from 50% to 150% if minimum / threshold or maximum performance objectives are achieved (respectively). The actual amount of any annual bonus will be determined by reference to the attainment of applicable Company and/or individual performance objectives, as determined by the board of directors or a subcommittee thereof.
Mr. Colglazier also is eligible to receive a one-time cash bonus equal to $1,000,000, one-half to be paid following the Employment Start Date and one-half to be paid following the first anniversary of the Employment Start Date, subject to his continued employment. In addition, Mr. Colglazier (i) will be eligible to participate in customary health, welfare and fringe benefit plans provided by the Company to its employees, (ii) will be entitled to receive reimbursement of (or the Company will directly pay) up to $15,000 in connection with the negotiation of his employment agreement and (iii) subject to availability, will be entitled to join a spaceflight in connection with the performance of his duties (on a tax grossed-up basis to him) and may invite three guests to join a spaceflight.
Pursuant to the employment agreement, Mr. Colglazier will be entitled to receive equity awards in the form of a stock option and restricted stock unit awards, each of which will be granted on the Employment Start Date. The stock option will cover 500,000 shares of the Company’s common stock (the “Stock Option”), and the restricted stock unit will be granted as two awards: (i) one award covering 70,000 shares of the Company’s common stock (the “Signing RSU Award”) and (ii) a second award covering 500,000 shares of the Company’s common stock (the “Additional RSU Award”).
The Stock Option is scheduled to vest in substantially equal monthly installments over the 60 months following the Employment Start Date. Half of the Signing RSU Award will be vested on the Employment Start Date and half is scheduled to vest on the one year anniversary of such date. The Additional RSU Award is scheduled to vest as to 25% of the restricted stock units subject to the award on the one year anniversary of the Employment Start Date and as to the remaining 75% in substantially equal quarterly installments over the following 12 quarters. Each equity award is scheduled to vest subject to continued service, except as described below.
If Mr. Colglazier experiences a “qualifying termination” of employment, then, in addition to any accrued amounts, he will be entitled to receive the following severance payments and benefits:
•A cash severance amount equal to the sum of (i) his annual base salary then in effect and (ii) his target annual bonus, multiplied by (A) 1.0 if the termination date occurs after the second anniversary of the Employment Start Date or (B) 2.0 if the termination date occurs on or before the second anniversary of the Employment Start Date. The multiplier also will equal 2.0 if the termination date occurs during the 24-month period following a “change in control” (as defined in the 2019 Plan) of the Company.
•Pro-rated annual bonus for the year of termination.
•Company-subsidized healthcare coverage for 12 - 18 months after the termination date.

•Accelerated vesting of any then-outstanding Company equity awards that vest based solely on the passage of time. The accelerated vesting will cover the number of shares or restricted stock units that would have vested during the 12-month period following the termination date (or, if the termination occurs on or before the second anniversary of the Employment Start Date, the 24-month period). However, if the termination occurs during the 24-month period following a change in control, then such equity awards will vest in full.
•Continued opportunity to receive the spaceflight described above (but not if his employment terminates due to his death or disability).
A “qualifying termination” includes a termination of Mr. Colglazier’s employment (i) by the Company without “cause”, (ii) by Mr. Colglazier for “good reason” (as defined in the employment agreement), (iii) due to Mr. Colglazier’s death or disability or (iv) by reason of the Company’s non-renewal of the employment agreement at the end of its term. The severance described above would be subject to his execution and non-revocation of a general release of claims in favor of the Company and continued compliance with restrictive covenants.
The employment agreement contains customary confidentiality and non-solicitation provisions, and also includes a “best pay” provision under Section 280G of the Internal Revenue Code, pursuant to which any “parachute payments” that become payable to Mr. Colglazier will be either paid in full or reduced so that such payments are not subject to the excise tax under Section 4999 of the Internal Revenue Code, whichever results in the better after-tax treatment to Mr. Colglazier.
Tax Considerations
As a general matter, our board of directors and the compensation committee review and consider the various tax and accounting implications of compensation programs we utilize.
Code Section 162(m)
When reviewing compensation matters, the compensation committee considers the anticipated tax consequences to us (and, when relevant, to our executive officers) of the various payments under our compensation programs. Section 162(m) of the U.S. Internal Revenue Code of 1986, as amended (the “Code”) generally disallows a tax deduction for any publicly held corporation for individual compensation of more than $1.0 million in any taxable year to certain executive officers. The compensation committee, after considering the potential impact of the application of Section 162(m) of the Code, may provide compensation to executive officers that may not be tax deductible if it believes that providing that compensation is in the best interests of the Company and its stockholders.
Code Section 409A
Section 409A of the Code, or Section 409A, requires that “nonqualified deferred compensation” be deferred and paid under plans or arrangements that satisfy the requirements of the statute with respect to the timing of deferral elections, timing of payments and certain other matters. Failure to satisfy these requirements can expose employees and other service providers to accelerated income tax liabilities, penalty taxes and interest on their vested compensation under such plans. Accordingly, as a general matter, it is our intention to design and administer our compensation and benefits plans and arrangements for all of our employees and other service providers, including our named executive officers, so that they are either exempt from, or satisfy the requirements of, Section 409A.
Code Section 280G
Section 280G of the Code, or Section 280G, disallows a tax deduction with respect to excess parachute payments to certain executives of companies which undergo a change of control. In addition, Section 4999 of the Code imposes a 20% excise tax on the individual with respect to the excess parachute payment. Parachute payments are compensation linked to or triggered by a change of control and may include, but are not limited to, bonus payments, severance payments, certain fringe benefits, and payments and acceleration of vesting from long- term incentive plans including stock options, restricted stock and other equity-based compensation. Excess parachute payments are parachute payments that exceed a threshold determined under Section 280G based on the executive’s prior compensation. In approving the compensation arrangements for our named executive officers, our board of directors or compensation committee considers all elements of the cost to the Company of providing such compensation, including the potential impact of Section 280G. However, the board of directors or compensation committee may, in its judgment, authorize compensation arrangements that could give rise to loss of deductibility under Section 280G and the imposition of excise taxes under Section 4999 when it believes that such arrangements are appropriate to attract and retain executive talent.
Accounting for Stock-Based Compensation
We follow the Financial Accounting Standards Board’s Accounting Standards Codification Topic 718, or ASC Topic 718, for our stock-based compensation awards. ASC Topic 718 requires companies to calculate the grant date “fair value” of their stock-based awards using a variety of assumptions. ASC Topic 718 also requires companies to recognize the compensation cost of their stock-based awards in their income statements over the period that an employee is required to render service in exchange for the award. Grants of stock options and restricted stock units under our equity incentive award plans are accounted for under ASC Topic 718. Our board of directors or compensation committee will regularly consider the accounting implications of significant compensation decisions, especially in connection with decisions that relate to our equity incentive award plans and programs. As accounting standards change, we may revise certain programs to appropriately align accounting expenses of our equity awards with our overall executive compensation philosophy and objectives.

EXECUTIVE COMPENSATION TABLES
Summary Compensation Table
The following table sets forth information concerning the compensation of the named executive officers for the years ended December 31, 2019 and 2018.

Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Stock Awards ($)(2)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)(3)	All Other Compensation ($)(4)	Total ($)
George Whitesides	2019	346,346	1,536,863	1,384,605	4,988,505	48,383	17,875	8,322,577
Chief Executive Officer	2018	350,673	93,850	—	—	—	17,334	461,857
Jonathan Campagna	2019	245,019	468,115	659,337	2,375,477	25,026	18,093	3,791,067
Chief Financial Officer
Michael Moses	2019	308,899	1,039,237	989,009	3,563,216	35,145	69,102	6,004,608
President, VG, LLC	2018	300,986	68,850	—	—	—	17,531	387,367
Enrico Palermo	2019	312,625	774,237	989,009	3,563,216	35,549	19,332	5,693,968
President, TSC, LLC	2018	297,684	68,850	—	—	—	15,553	382,087
___________________
(1)With respect to 2019, amounts represent (i) the portion of the annual bonuses payable to each named executive officer in 2019 based on individual performance as determined by the compensation committee in its discretion (ii) discretionary bonuses payable to each of our named executive officers upon the closing of the Virgin Galactic Business Combination pursuant to the Cash Milestone Plan and (iii) with respect to Mr. Moses, a one-time $15,000 retention/relocation bonus. The annual bonus amounts payable to Messrs. Whitesides, Campagna, Moses and Palermo based on their individual performance are $36,863, $18,115, $24,237 and $24,237, respectively. The amounts payable to Messrs. Whitesides, Campagna, Moses and Palermo pursuant to the Cash Milestone Plan are $1,500,000, $450,000, $1,000,000 and $750,000, respectively.
(2)The amounts shown for 2019 represents the grant date fair value RSUs and stock options awarded to the named executive officers in 2019, computed in accordance with the requirements of FASB ASC Topic 718, but excluding any impact of estimated forfeiture rates as required by SEC regulations. We provide information regarding the assumptions used to calculate the value of all option and RSU awards made to executives in Note 14 to our financial statements for the fiscal year ended December 31, 2019 included in this prospectus.
(3)With respect to 2019, amounts represent the portion of the annual bonuses payable to each named executive officer in 2019 based on achievement of designated Company performance metrics.
(4)For 2019, amounts in this column include the amounts set forth in the table below:

Named Executive Officer	401(k) Plan Contributions ($)(a)	AD&D Premiums ($)	Car Allowance ($)	Relocation ($)	Gross Up ($)
George Whitesides	17,623	252	—	—	—
Jonathan Campagna	17,900	193	—	—	—
Michael Moses	17,579	228	—	31,845	19,450
Enrico Palermo (b)	15,597	227	3,508	—	—
___________________
(a)Amounts include safe harbor and profit sharing employer matching contributions made in 2019.
(b)Mr. Palermo was appointed as our Chief Operating Officer in January 2020.

Grants of Plan-Based Awards in Fiscal 2019

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards	All Other Stock Awards: Number of Shares of Stock (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair value of Stock and Option Awards ($)(2)
		Target ($)(1)
George Whitesides	October 25, 2019	—	—	641,681	11.79	4,988,505
		110,589	—	—	—	—
	December 30, 2019	—	194,844	—	—	1,384,605
Jonathan Campagna	October 25, 2019	—	—	305,562	11.79	2,375,477
		57,203	—	—	—	—
	December 30, 2019	—	92,783	—	—	659,337
Michael Moses	October 25, 2019	—		458,343	11.79	3,563,216
		80,792	—	—	—	—
	December 30, 2019	—	139,175	—	—	989,009
Enrico Palermo	October 25, 2019	—	—	458,343	11.79	3,563,216
		80,792	—	—	—	—
	December 30, 2019	—	139,175	—	—	989,009
__________________
(1)The amounts in this column represent the value of the non-discretionary portion of the annual bonus that each named executive officer was eligible to earn in 2019 based on achievement of designated Company performance metrics. For further discussion of the 2019 annual bonuses see “Compensation Discussion and Analysis—Cash-Based Incentive Compensation—2019 Annual Cash Bonus.”
(2)The amounts in the table reflect the full grant date fair value of time-vesting option and RSU awards computed in accordance with the requirements of ASC Topic 718, but excluding any impact of estimated forfeiture rates as required by SEC regulations. We provide information regarding the assumptions used to calculate the value of all option and RSU awards made to executives in Note 14 to our financial statements for the fiscal year ended December 31, 2019 included in this prospectus.
Narrative to Summary Compensation Table and Grants of Plan-Based Awards Table
The following is a description of the employment agreements we entered into with our named executive officers in connection with the Virgin Galactic Business Combination.
General Description of Employment Agreements
Each agreement will continue until terminated in accordance with its terms, and provides for an annual base salary, target annual bonus and eligibility to participate in customary health, welfare and fringe benefit plans, provided by the Company to its employees.
Pursuant to the employment agreements, each named executive officer was entitled, in connection with the Virgin Galactic Business Combination, to receive stock options to purchase shares of the Company’s common stock and a restricted stock unit award covering shares of the Company’s common stock. The restricted stock units were granted in connection with the closing of the Virgin Galactic Business Combination, and were effective as of the date of the filing of the Form S-8 for the 2019 Plan. Half of the stock options were granted to the executives at the closing and half will be granted on the first anniversary of the closing, subject to the executive’s continued employment through the applicable grant date. Awards granted in connection with the closing will vest as to 25% of the shares subject to the award on the one year anniversary of the closing and as to the remaining 75% in substantially equal monthly installments over the following 36 months, subject to continued service through the applicable vesting date. Awards granted on the first anniversary of the closing will vest along the same schedule, except the vesting dates will be keyed off of the grant date (rather than the closing). The following table sets forth the number of shares subject to each award:

Named Executive Officer	2019 RSUs Granted	2019 Stock Options Granted	Stock Options to be Granted in 2020(1)
George Whitesides	194,844	641,681	641,680
Jonathan Campagna	92,783	305,562	305,562
Michael Moses	139,175	458,343	458,343
Enrico Palermo	139,175	458,343	458,343
__________________
(1)Includes stock option awards approved in 2019 to be granted in 2020 (but does not include equity awards separately granted in 2020).
The employment agreements also contain customary confidentiality and non-solicitation provisions, and also includes a “best pay” provision under Section 280G of the Code, pursuant to which any “parachute payments” that become payable to the executive will either be paid in full or reduced so that such payments are not subject to the excise tax under Section 4999 of the Code, whichever results in the better after-tax treatment to the executive.
George Whitesides Prior Employment Agreement
Below is a description of Mr. Whitesides’ employment agreement in effect in 2019. As mentioned above, we entered into an amended employment agreement with Mr. Whitesides in July 2020. For a description of the material differences between the amended employment agreement and his prior employment agreement, see the section of this prospectus titled “Compensation Discussion and Analysis—Elements of Our Executive Compensation Program—Executive Transitions in 2020.”
The Company and Mr. Whitesides entered into his prior employment agreement on October 25, 2019. Pursuant to his prior employment agreement, Mr. Whitesides served as the Chief Executive Officer of the Company and reported directly to the Company’s board of directors. Under his prior employment agreement, Mr. Whitesides was entitled to receive an initial annual base salary of $450,000, subject to increase at the discretion of the Company’s board of directors or a subcommittee thereof and was eligible to receive an annual performance bonus targeted at 50% of Mr. Whitesides’ then-current annual base salary. The actual amount of any such bonus was determined by reference to the attainment of applicable Company and/or individual performance objectives, as determined by the Company’s board of directors or a subcommittee thereof. Mr. Whitesides also was eligible to earn a one-time cash bonus equal to $500,000, to be paid on the first anniversary of the achievement of a commercial launch, subject to his employment through the payment date. In addition, Mr. Whitesides was entitled to join a spaceflight in connection with the performance of his duties, and his wife was entitled to join a spaceflight.
Jonathan Campagna Employment Agreement
On October 25, 2019, we entered into an employment agreement with Mr. Campagna. Pursuant to his employment agreement, Mr. Campagna serves as the Chief Financial Officer of the Company and reports directly to our Chief Executive Officer. Mr. Campagna’s service pursuant to the employment agreement will continue until terminated in accordance with its terms. Under the employment agreement, Mr. Campagna is entitled to receive an initial annual base salary of $350,000, subject to increase at the discretion of the Company’s board of directors or a subcommittee thereof and is eligible to receive an annual performance bonus targeted at 50% of Mr. Campagna’s then-current annual base salary. The actual amount of any such bonus will be determined by reference to the attainment of applicable Company and/or individual performance objectives, as determined by the Company’s board of directors or a subcommittee thereof.
Michael Moses Employment Agreement
On October 25, 2019, we entered into an employment agreement with Mr. Moses. Pursuant to his employment agreement, Mr. Moses serves as the President of VG, LLC and reports directly to our Chief Executive Officer. Under the employment agreement, Mr. Moses is entitled to receive an initial annual base salary of $350,000, subject to increase at the discretion of the Company’s board of directors or a subcommittee thereof and is eligible to receive an annual performance bonus targeted at 50% of Mr. Moses then-current annual base salary. The actual amount of any such bonus will be determined by reference to the attainment of applicable Company and/or individual performance objectives, as determined by the Company’s board of directors or a subcommittee thereof.
Enrico Palermo Employment Agreement
On October 25, 2019, we entered into an employment agreement with Mr. Palermo, which was amended January 13, 2020. Pursuant to his amended employment agreement, Mr. Palermo serves as the Chief Operating Officer of Virgin Galactic Holdings, Inc. and President of TSC, LLC and reports directly to our Chief Executive Officer. Under his amended employment agreement, Mr. Palermo is entitled to receive an initial annual base salary of $425,000, subject to increase at the discretion of the Company’s board of directors or a subcommittee thereof and is eligible to receive an annual performance bonus targeted at 50% of Mr. Palermo’s then-current annual base salary. The actual amount of any such bonus will be determined by reference to the attainment of applicable Company and/or individual performance objectives, as determined by the Company’s board of directors or a subcommittee thereof. Mr. Palermo also is entitled to an annual vehicle allowance of $3,600. In addition, Mr. Palermo is entitled to receive a $60,000 bonus in connection with certain events related to entering into his amended employment agreement.
Pursuant to his amended employment agreement Mr. Palermo received, in connection with his appointment as Chief Operating Officer, an additional award of stock options to purchase an aggregate of 291,656 shares of the Company’s common stock (the “Palermo Options”) and a restricted stock unit award covering 55,000 shares of the Company’s common stock (the “Palermo RSUs” and, together with the Palermo Option, the “Palermo Equity Awards”). The Palermo RSUs and half of the Palermo Options were granted on January 13, 2020; the other half of the Palermo Options will be granted on January 13, 2021, subject to Mr. Palermo’s continued employment through the applicable grant date. The Palermo Equity Awards granted on January 13, 2020 will vest as to 25% of the shares subject to the award on the one year anniversary of the grant date and as to the remaining 75% in substantially equal monthly installments over the following 36 months, subject to continued service through the applicable vesting date. Palermo Equity Awards granted on January 13, 2021 will vest on a similar four-year vesting schedule from and after the grant date.
Outstanding Equity Awards at Fiscal Year-End
The following table summarizes the number of shares of common stock underlying outstanding equity incentive plan awards for each named executive officer as of December 31, 2019.

Name	Option Awards									Stock Awards
	Number of Securities Underlying Unexercised Options (#) Exercisable		Number of Securities Underlying Unexercised Options (#) Unexercisable		Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)		Option Exercise Price ($)		Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)		Market Value of Shares or Units of Stock That Have Not Vested ($)(1)
George Whitesides	—		641,681	(2)	—		11.79		10/25/2029	—		—
	—		—		—		—		—	194,844	(3)	2,250,448.2
	905,614	(4)					4.81	(5)	07/24/2024
Jonathan Campagna	—		305,562	(2)	—		11.79		10/25/2029	—		—
	—		—		—		—		—	92,783	(3)	1,071,644
					35,084	(6)	4.81	(5)	07/24/2024
Michael Moses	—		458,343	(2)			11.79		10/25/2029	—		—
	—		—		—		—		—	139,175	(3)	1,607,471
Enrico Palermo	—		458,343	(2)	—		11.79		10/25/2029	—		—
	—		—		—		—		—	139,175	(3)	1,607,471
__________________
(1)The market value of shares of our common stock that have not vested is calculated based on the closing trading price of our common stock ($11.55) as reported on the NYSE on December 31, 2019.

(2)This stock option will vest as to 25% of the shares underlying the option on October 25, 2020, and as to the remaining 75% of the underlying shares in substantially equal monthly installments over the following 36 months, subject to continued service through the applicable vesting date.
(3)This restricted stock unit award will vest as to 25% of the shares underlying the option on October 25, 2020, and as to the remaining 75% of the underlying shares in substantially equal monthly installments over the following 36 months, subject to continued service through the applicable vesting date.
(4)Represents a stock option covering shares of VO Holdings, Inc., an affiliate of the Company, granted to Mr. Whitesides that was fully vested as of the date of grant.
(5)Represents the per share exercise price of the stock option or stock appreciation right covering shares of VO Holdings, Inc., an affiliate of the Company.
(6)Represents a stock appreciation right covering shares of VO Holdings, Inc., an affiliate of the Company, common stock granted to Mr. Campagna which will vest only upon the occurrence of an initial public offering or a change in control with respect to VO Holdings, Inc.
2019 Option Exercises and Stock Vested
None of our named executive officers exercised any stock options in 2019, and no stock awards held by our named executive officers vested in 2019.
Potential Payments Upon Termination or Change in Control
In accordance with SEC rules, the following table summarizes the payments that would be made to certain of our named executive officers upon the occurrence of certain qualifying terminations of employment, assuming such named executive officer’s termination of employment with the Company occurred on December 31, 2019 and, where relevant, that a change of control of the Company occurred on December 31, 2019. Amounts shown in the table below do not include (1) accrued but unpaid salary and (2) other benefits earned or accrued by the named executive officers during his employment that are available to all salaried employees, such as accrued vacation).
We have entered into certain agreements with each of our named executive officers that provide our named executive officers with severance protections. The employment agreements provide that the named executive officers will be eligible for severance benefits in certain circumstances following a termination of employment without cause or with good reason, whether or not in connection with a change in control. As mentioned above, we entered into an amended employment agreement with Mr. Whitesides in July 2020. The following, with respect to Mr. Whitesides, describes Mr. Whitesides’ employment agreement as in effect in 2019. For a description of the amended employment agreement, see the section of this prospectus titled “Compensation Discussion and Analysis—Elements of Our Executive Compensation Program—Executive Transitions in 2020.”
Under the employment agreements, if the executive’s employment is terminated by the Company without “cause,” or by the executive for “good reason” (each, as defined in the employment agreement, and referred to herein as a qualifying termination) then the executive will be entitled to receive the following severance payments and benefits:
•an amount equal to 0.5 (or, with respect to Mr. Whitesides, 1.0) times the sum of (a) the executive’s annual base salary then in effect and (b) his target annual bonus amount; and
•continued healthcare coverage for 12 months after the termination date.
However, if either such termination of employment occurs on or within 24 months following a “change in control” (as defined in the 2019 Plan), then the executive instead will be entitled to receive the following severance payments and benefits:
•an amount equal to 1.0 (or, with respect to Mr. Whitesides, 1.5) times the sum of (a) the executive’s annual base salary then in effect and (b) his target annual bonus amount;
•continued healthcare coverage for 18 months after the termination date; and
•full accelerated vesting of all outstanding and unvested time-based vesting equity awards.

The severance payments and benefits described above are subject to the executive’s execution and non-revocation of a general release of claims in favor of the Company and continued compliance with customary confidentiality and non-solicitation requirements, then, in addition to any accrued amounts.

Name	Benefit	Termination without “Cause” or Resignation for “Good Reason”	“Change in Control” with Termination
George Whitesides	Cash Payment	$675,000	$1,012,500
	Vesting of Equity Awards	—	2,250,448
	Value of Benefits	23,125	35,515
	Total	$698,125	$3,298,463
Jonathan Campagna	Cash Payment	$262,500	$525,000
	Vesting of Equity Awards	—	1,071,644
	Value of Benefits	11,535	23,620
	Total	$274,035	$1,620,264
Michael Moses	Cash Payment	$262,500	$525,000
	Vesting of Equity Awards	—	1,607,471
	Value of Benefits	11,352	23,247
	Total	$273,852	$2,155,718
Enrico Palermo	Cash Payment	$318,750	$637,500
	Vesting of Equity Awards	—	1,607,471
	Value of Benefits	11,459	23,462
	Relocation Cost Reimbursement	50,000	50,000
	Total	$380,209	$2,318,433

DIRECTOR COMPENSATION
Prior to the closing of the Virgin Galactic Business Combination, we did not pay compensation to any of our directors. In connection with the execution of the merger agreement entered in connection with the Virgin Galactic Business Combination, the board of directors of Social Capital Hedosophia Holdings Corp. approved the grant of the restricted stock unit awards to the following members of our board of directors at that time, which vested and were converted into the right to receive an aggregate of 1,500,000 shares of our common stock at the closing of the Virgin Galactic Business Combination as follows: 1,200,000 restricted stock units to Adam Bain; and 100,000 restricted stock units to each of James Ryans, Jacqueline D. Reses and Andrea Wong (the “Director RSU Awards”). The Director RSU Awards will be settled into shares of our common stock on a date, selected by us, that occurs between January 1 and December 31 of 2020.
In connection with the closing of the Virgin Galactic Business Combination, we adopted and implemented a compensation program that consists of annual retainer fees and long-term equity awards for our non-employee directors who are determined to not be affiliated with Virgin Group and/or Social Capital Hedosophia Holdings Corp. (the “Director Compensation Program”).
The initial eligible directors are Drs. Austin and Ryans and Messrs. Kreeger and Mattson. In connection with the closing of the Virgin Galactic Business Combination and under the Director Compensation Program, we granted each eligible director a restricted stock unit award covering shares of our common stock with an aggregate value of $300,000, which will vest as to one-third of the shares subject to the award on each anniversary of the closing, subject to continued service.
The 2019 Director Compensation Program consisted of the following components:
Cash Compensation
•Annual Retainer: $125,000
•Annual Committee Chair Retainer:
•Audit: $40,000
•Compensation: $10,000
•Nominating and Corporate Governance: $7,500
•Annual Committee Member (Non-Chair) Retainer:
•Audit: $20,000
•Compensation: $5,000
•Nominating and Corporate Governance: $3,750
The annual cash retainer will be paid in quarterly installments in arrears. Annual cash retainers will not be pro-rated for any partial calendar quarter of service.
Equity Compensation
•Initial Grant to each eligible director who is initially elected or appointed to serve on our board of directors after the Closing: restricted stock unit award with an aggregate value of $150,000, which will vest as to one-third of the shares subject to the award on each anniversary of the grant date, subject to continued service.
•Annual Grant to each eligible director who is serving on our board of directors as of the date of the annual stockholders’ meeting beginning with calendar year 2020: restricted stock unit award with an aggregate value of $125,000, which will vest in full on the earlier of the one-year anniversary of the grant date and the date of the next annual meeting following the grant date, subject to continued service.
In addition, each equity award granted to the eligible directors under the Director Compensation Program will vest in full immediately prior to the occurrence of a change in control (as defined in the 2019 Plan).
Compensation under the Director Compensation Program is subject to the annual limits on non-employee director compensation set forth in the 2019 Plan.
In April 2020, the board of directors approved an updated Director Compensation Program for 2020, which, among other things, added cash retainer fees for members of the safety committee. In addition, as a precautionary measure during this phase of COVID-19 national mobilization and recovery, each of our non-employee directors who is eligible to receive compensation for services on the board of directors and the committees thereof voluntarily agreed to a 20% reduction of his or her non-employee director cash compensation that may be earned for the period from May 11, 2020 through June 30, 2020.
Director Compensation Table for Fiscal Year 2019
The following table contains information concerning the compensation of our non-employee directors in fiscal year 2019. Mses. Reses and Wong ceased serving on the board of directors at the time of the closing of the Virgin Galactic Business Combination.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)(1)	All Other Compensation ($)	Total ($)
Wanda Austin	31,206	300,000	—	331,206
Adam Bain	—	12,516,000	—	12,516,000
Craig Kreeger	31,206	300,000	—	331,206
George Mattson	27,534	300,000	—	327,534
Jaqueline D. Reses	—	1,043,000	—	1,043,000
James Ryans	34,877	1,343,000	—	1,377,877
Andrea Wong	—	1,043,000	—	1,043,000
__________________
(1)Amounts reflect the full grant-date fair value of stock awards granted during 2019 computed in accordance with ASC Topic 718, rather than the amounts paid to or realized by the named individual. We provide information regarding the assumptions used to calculate the value of all stock awards made to our directors in Note 14 to our financial statements for the fiscal year ended December 31, 2019 included in this prospectus. The table below shows the aggregate numbers of RSU awards held as of December 31, 2019 by each director.

Name	Restricted Stock Units Outstanding at Fiscal Year End
Wanda Austin	25,445
Adam Bain	1,200,000
Craig Kreeger	25,445
George Mattson	25,445
Jaqueline D. Reses	100,000
James Ryans	125,445
Andrea Wong	100,000

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
Advance from Related Party
During the years ended December 31, 2019, 2018 and 2017, a related party advanced an aggregate of $2.7 million, $0.4 million and $0.1 million, respectively, for working capital purposes prior to the closing of the Virgin Galactic Business Combination. The advances were non-interest bearing, unsecured and due on demand. All advances were repaid in full in connection with the closing of the Virgin Galactic Business Combination.
Founder Shares
In May 2017, the Sponsor purchased 14,375,000 of our then-outstanding Class B ordinary shares for an aggregate purchase price of $25,000, or approximately $0.002 per share (after giving effect to a surrender of shares by the Sponsor for no value on May 18, 2017 and a subsequent share capitalization on August 23, 2017). On September 13, 2017, we effected a pro rata share capitalization resulting in an increase in the total number of these shares outstanding from 14,375,000 to 17,250,000 in order to maintain the ownership of these shares by the Sponsor at 20% of the issued and outstanding ordinary shares of SCH upon consummation of its initial public offering.
In connection with the Virgin Galactic Business Combination, the 17,250,000 then-outstanding Class B ordinary shares were converted automatically into 15,750,000 shares of our common stock.
Private Placement Warrants
Simultaneously with the consummation of our initial public offering, the Sponsor purchased 8,000,000 warrants to purchase one Class A ordinary share at an exercise price of $11.50 at a price of $1.50 per warrant, or $12.0 million in the aggregate, in a private placement. In connection with the Virgin Galactic Business Combination, each of those warrants converted automatically into a warrant to acquire one share of our common stock.
Repurchase from Vieco USA, Inc.
As contemplated by the merger agreement entered in connection with the Virgin Galactic Business Combination, we repurchased from Vieco US on October 25, 2019, at the election of Vieco US, 5,209,562 of the shares of our common stock that had been issued to Vieco US as consideration for the Virgin Galactic Business Combination, at a purchase price of $10.00 per share.
Purchase Agreement
Pursuant to a purchase agreement by and among us, Mr. Palihapitiya, Vieco US and Vieco 10 and initially entered into on July 9, 2019 in connection with the execution of the merger agreement entered in connection with the Virgin Galactic Business Combination, Mr. Palihapitya purchased (concurrently with the consummation of the mergers) 10,000,000 shares of our common stock from Vieco US at a price of $10.00 per share in cash.
Director RSU Awards
In connection with the execution of the merger agreement entered in connection with the Virgin Galactic Business Combination, our board of directors approved a grant of restricted stock unit awards to select members of the board of directors that vested in connection with the closing of Virgin Galactic Business Combination, representing the right to receive an aggregate of 1,500,000 shares of our common stock (comprised of 1,200,000 restricted stock units to Adam Bain and 100,000 restricted stock units to each of James Ryans and two former members of our board of directors, Jacqueline D. Reses and Andrea Wong). These awards will settle into shares of our common stock on a date of our choosing between January 1st and December 31st of 2020.
Financial Advisor Fees Related to Initial Public Offering
In connection with SCH’s initial public offering, the underwriters of the initial public offering agreed to reimburse SCH for amounts paid by SCH to Connaught (UK) Limited for financial advisory services in an amount equal to 10% of the discount paid to the underwriters, of which $1,000,000 was paid at the closing of the initial public offering and up to $2,415,000 was payable at the time of the closing of SCH’s initial business combination. Connaught (UK) Limited was an affiliate of us, the Sponsor and certain of our officers and directors.
Stockholders’ Agreement
In connection with the closing of the Virgin Galactic Business Combination, we entered into a stockholders’ agreement (the “Stockholders’ Agreement”) with Vieco US, the Sponsor and Mr. Palihapitiya. In March 2020, Vieco US distributed its shares of our common stock to Vieco 10 and, in connection with such distribution, Vieco 10 executed a joinder to the Stockholders’ Agreement and to the Registration Rights Agreement described below. In July 2020, Vieco 10 subsequently distributed its shares of our common stock to VIL and Aabar and, in connection with such distribution, VIL and Aabar executed a joinder to the Stockholders’ Agreement and to the Registration Rights Agreement described below.
Board Composition
Under the Stockholders’ Agreement, VIL has the right to designate three VG designees for as long as VIL and Aabar beneficially own 57,395,219 or more shares of our common stock, which represents 50% of the number of shares beneficially owned by Vieco US immediately following the closing of the Virgin Galactic Business Combination and related transactions, provided that when such beneficial ownerships falls below (x) 57,395,219 shares, VIL will have the right to designate only two directors, (y) 28,697,610 shares, VIL will have the right to designate only one director and (z) 11,479,044 shares, VIL will not have the right to designate any directors. For purposes of determining the number of shares beneficially owned by VIL and the extent of VIL’s nomination and consent rights under the Stockholders’ Agreement, the shares distributed to Aabar are deemed to be held by VIL until such time as Aabar transfers or sells such shares, subject to certain exceptions, as contemplated by the Stockholders’ Agreement. Each of the Sponsor and Mr. Palihapitiya have agreed to vote, or cause to vote, all of their outstanding shares of our common stock at any annual or special meeting of stockholders in which directors are elected, so as to cause the election of the VG designees.
Additionally, pursuant to the Stockholders’ Agreement, Mr. Palihapitiya also has the right to designate two CP designees, one of which must qualify as an “independent director” under stock exchange regulations applicable to us, for as long as Mr. Palihapitiya and the Sponsor collectively beneficially own at least 21,375,000 shares of our common stock, which represents 90% of the number of shares beneficially owned by them as of immediately following the closing of the Virgin Galactic Business Combination, but excluding the 10,000,000 shares purchased by Mr. Palihapitiya from Vieco US, provided that when such beneficial ownership falls below (x) 21,375,000 shares, Mr. Palihapitiya will have the right to designate only one director, who will not be required to qualify as an “independent director” and (y) 11,875,000 shares, Mr. Palihapitiya will not have the right to designate any directors. VIL has agreed to vote, or cause to vote, all of its outstanding shares of our common stock at any annual or special meeting of stockholders in which directors are elected, so as to cause the election of the CP designees. The initial chairperson of the board of directors is Mr. Palihapitiya until such time as VIL identifies a permanent chairperson who qualifies as an independent director and is reasonably acceptable to Mr. Palihapitiya.
Under the terms of the Stockholders’ Agreement, two directors, each of whom qualify as an “independent director” under stock exchange regulations applicable to us and one of whom must qualify as an “audit committee financial expert” as defined under the rules of the SEC, were appointed in accordance with the Stockholders’ Agreement and, thereafter, will be as determined by the board of directors. In addition, under the terms of the Stockholders’ Agreement, the individual serving as our Chief Executive Officer was appointed in accordance with the Stockholders’ Agreement to our board of directors and will, going forward, be determined by what individual holds the title of our Chief Executive Officer.
Resignation; Removal; Vacancies
Upon any decrease in the number of directors that VIL or Mr. Palihapitiya is entitled to designate for nomination to our board, VIL or Mr. Palihapitiya, as applicable, shall take all necessary action to cause the appropriate number of designees to offer to tender their resignation, effective as of the next annual meeting of our stockholders. If as a result of changes in ownership by VIL or by the Sponsor and Mr. Palihapitiya of our common stock such that there are any seats on our board of directors for which none of VIL or Mr. Palihapitiya have the right to designate a director, the selection of such director shall be conducted in accordance with applicable law and our certificate of incorporation and bylaws.
VIL and Mr. Palihapitiya will have the exclusive right to remove one or more of the VG designees or CP designees, respectively, from the board of directors and VIL and Mr. Palihapitiya will have the exclusive right to designate directors for election to the board of directors to fill vacancies created by reason of death, removal or resignation of VG designees or CP designees, respectively (in each case, so long as the applicable party retains its right to designate a director to such seat on our board by virtue of its ownership levels of our common stock). Until the earliest of (i) the date Mr. Palihapitiya is no longer entitled to designate two CP designees to our board or, if earlier, the date VIL is no longer entitled to designate two or more VG designees to our board, in each case, pursuant to the Stockholders’ Agreement (the “Sunset Date”) and (ii) the expiration of the lock-up period under the Registration Rights Agreement (as defined below), VIL will take no action to cause the removal of any of the other designees appointed under the Stockholders’ Agreement. Until the Sunset Date, VIL must consult and discuss with the other members of our board of directors before undertaking any action to cause the removal of one or more of the other designees.
Chairperson of the Board of Directors
For so long as Mr. Palihapitiya is entitled to designate at least one director for election to our board in accordance with the terms and conditions of the Stockholders’ Agreement, we and the other parties to the Stockholders’ Agreement will take all necessary action to cause Mr. Palihapitiya to be the chair of our board of directors. However, at such time as VIL identifies and nominates a permanent chairperson who is reasonably acceptable to Mr. Palihapitiya and whom the board determines qualifies as an “independent director” under applicable stock exchange regulations, Mr. Palihapitiya will resign from the role of chair and the new director will replace a resigning other designee on our board and assume the role of chair.
Voting; Necessary Actions
In addition, pursuant to the Stockholders’ Agreement, we and the other parties thereto have agreed not to take, directly or indirectly, any actions (including removing directors in a manner inconsistent with the Stockholders’ Agreement) that would frustrate, obstruct or otherwise affect the provisions of the Stockholders’ Agreement and the intention of the parties thereto with respect to the composition of our board as provided in the agreement. Each of the stockholders party to the agreement, to the extent not prohibited by our certificate of incorporation, will vote all of their respective shares of our common stock in such manner as may be necessary to elect and/or maintain in office as members of our board those individuals designated in accordance with the Stockholders’ Agreement and to otherwise effect the intent of the provisions of the Stockholders’ Agreement.
VIL Approval Rights; Limitations
Pursuant to the Stockholders’ Agreement, among other things, VIL also has certain approval rights with respect to significant corporate transactions and other actions involving us as set forth below.
For so long as VIL is entitled to designate one director to our board under the Stockholders’ Agreement, in addition to any vote or consent of our stockholders or board as required by law, we must obtain VIL’s prior written consent to engage in:
•any business combination or similar transaction;
•amendments to our certificate of incorporation or bylaws, any similar documents of any of our subsidiaries, the Stockholders’ Agreement and the Registration Rights Agreement;
•a liquidation or related transaction; or
•an issuance of capital stock in excess of 5% of our then issued and outstanding shares.

For so long as VIL is entitled to designate two directors to our board under the Stockholders’ Agreement, in addition to any vote or consent of our stockholders or board as required by law, we must obtain VIL’s prior written consent to engage in:
•a business combination or similar transaction having a fair market value of $10.0 million or more;
•a non-ordinary course sale of assets or equity interest having a fair market value of $10.0 million or more;
•an acquisition of any business or assets having a fair market value of $10.0 million or more;
•an acquisition of equity interests having a fair market value of $10.0 million or more;
•an engagement of any professional advisers, including, without limitation, investment bankers and financial advisers;
•the approval of a non-ordinary course investment having a fair market value of $10.0 million or more;
•increasing or decreasing the size of our board;
•an issuance or sale of any of our capital stock, other than an issuance of shares of capital stock upon the exercise of options to purchase shares of our capital stock;
•making any dividends or distributions to the stockholders other than redemptions and those made in connection with the cessation of services of employees;
•incurring indebtedness outside of the ordinary course in an amount greater than $25.0 million in a single transaction or $100.0 million in aggregate consolidated indebtedness;
•amendments to our certificate of incorporation or bylaws, any similar documents of any of our subsidiaries, the Stockholders’ Agreement and the Registration Rights Agreement;
•a liquidation or similar transaction;
•transactions with any interested stockholder pursuant to Item 404 of Regulation S-K;
•engaging any professional advisors for any of the matters listed above; or
•the authorization or approval, or entrance into any agreement to engage in any of the matters listed above.
However, the Stockholders’ Agreement also contemplates that: (i) no transaction involving consideration of $120,000 or more, between VIL or any affiliate of VIL, on the one hand, and us on the other, may be approved without the affirmative vote of at least a majority of our directors that were not designated by VIL under the terms of the Stockholders’ Agreement (or otherwise) and (ii) VIL and the directors it has designated to our board of directors, as applicable, will be required to first consult and discuss with our board of directors before (x) adopting, amending or repealing, in whole or in part, our certificate of incorporation or bylaws or (y) taking any action by written consent as our stockholder, in each case, in addition to any vote or consent required under our certificate of incorporation or bylaws, and otherwise in accordance with the other terms and subject to the other conditions contemplated by the Stockholders’ Agreement.
Termination
The provisions of the Stockholders’ Agreement relating to the stockholders’ agreement to vote, VIL’s approval rights and our covenants will terminate automatically on the first date on which no voting party has the right to designate a director to our board of directors under the Stockholders’ Agreement; provided, that the provisions of the Stockholders’ Agreement regarding indemnification of our directors and maintenance of director and officer liability insurance by us will survive such termination. The remaining provisions of the Stockholders’ Agreement will terminate automatically as to each voting party when such party ceases to beneficially own any of our securities that may be voted in the election of our directors registered in the name of, or beneficially owned (as such term is defined in Rule 13d-3 under the Exchange Act, including the exercise or conversion of any security exercisable or convertible for shares of our common stock, but excluding shares of stock underlying unexercised options or warrants) by such party.
Transfer Restrictions and Registration Rights
At the closing of the Virgin Galactic Business Combination, we entered into an Amended and Restated Registration Rights Agreement (the “Registration Rights Agreement”) with Vieco US, the Sponsor and Mr. Palihapitiya, pursuant to which we have agreed to register for resale, pursuant to Rule 415 under the Securities Act, certain shares of our common stock and other equity securities that are held by the parties thereto from time to time. In March 2020, Vieco US distributed its shares of our common stock to Vieco 10 and, in connection with such distribution, Vieco 10 executed a joinder to the Registration Rights Agreement. In July 2020, Vieco 10 subsequently distributed its shares of our common stock to VIL and Aabar and, in connection with such distribution, VIL and Aabar executed a joinder to the Registration Rights Agreement.
Additionally, the Registration Rights Agreement contains certain restrictions on transfer with respect to the shares of our common stock held by the Sponsor immediately following the closing of the Virgin Galactic Business Combination and the shares of our common stock received by Vieco US in connection with the Virgin Galactic Business Combination and now held by VIL and Aabar, including a two-year lock-up of such shares held by the Sponsor and 50% of the shares received by Vieco US, in each case, subject to limited exceptions as contemplated thereby.
VG Companies’ Historical Relationship with Vieco 10
Prior to the closing of the Virgin Galactic Business Combination, the VG Companies were dependent on Vieco 10 for its support to fund the VG Companies’ operations. For the years ended December 31, 2019, 2018 and 2017, net transfers from Vieco 10 to the VG Companies were $162.6 million, $156.7 million and $138.0 million, respectively. Vieco 10 and its affiliates also provided certain services to the VG Companies, including information technology services, and the VG Companies incurred expenses of $0.7 million and $0.6 million for the years ended December 31, 2018 and 2017, respectively, for such services from Vieco 10 and its affiliates.
In connection with the Virgin Galactic Business Combination, we entered into new or amended agreements in order to provide a framework for its relationship with VEL, Vieco 10 and their respective affiliates (other than the VG Companies), including the Amended TMLA and the Transition Services Agreements as described below under “—Agreements with Vieco 10 in Connection with the Business Combination.”
Agreements with Vieco 10 and Its Affiliates in Connection with the Virgin Galactic Business Combination
Virgin Trademark License Agreement
We possess certain exclusive and non-exclusive rights to use the name and brand “Virgin Galactic” and the Virgin signature logo pursuant to an amended and restated trademark license agreement (the “Amended TMLA”). Our rights under the Amended TMLA are subject to certain reserved rights and pre-existing licenses granted by VEL to third parties. In addition, for the term of the Amended TMLA, to the extent the Virgin Group does not otherwise have a right to place a director on our board of directors, we have agreed to provide VEL with the right to appoint one director to our board of directors, provided the designee is qualified to serve on the board under all applicable corporate governance policies and applicable regulatory and listing requirements.
Unless terminated earlier, the Amended TMLA has an initial term of 25 years expiring October 2044, subject to up to two additional 10-year renewals by mutual agreement of the parties. The Amended TMLA may be terminated by VEL upon the occurrence of a number of specified events, including if:
•we commit a material breach of our obligations under the Amended TMLA (subject to a cure period, if applicable);
•we materially damage the Virgin brand;

•we use the brand name “Virgin Galactic” outside of the scope of the activities licensed under the Amended TMLA (subject to a cure period);
•we become insolvent;
•we undergo a change of control to an unsuitable buyer, including to a competitor of VEL;
•we fail to make use of the “Virgin Galactic” brand to conduct our business;
•we challenge the validity or entitlement of VEL to own the “Virgin” brand; or
•the commercial launch of our services does not occur by a fixed date or thereafter if we are unable to undertake any commercial flights for paying passengers for a specified period (other than in connection with addressing a significant safety issue).
Upon any termination or expiration of the Amended TMLA, unless otherwise agreed with VEL, we will have 90 days to exhaust, return or destroy any products or other materials bearing the licensed trademarks, and to change our corporate name to a name that does not include any of the licensed trademarks, including the Virgin name.
Pursuant to the terms of the Amended TMLA, we are obligated to pay VEL quarterly royalties equal to the greater of (a) a low single-digit percentage of our gross sales and (b) (i) prior to the first spaceflight for paying customers, a mid-five figure amount in dollars and (ii) from our first spaceflight for paying customers, a low-six figure amount in dollars, which increases to a low-seven figure amount in dollars over a four-year ramp up and thereafter increases in correlation with the consumer price index. In relation to certain sponsorship opportunities, a higher, mid-double-digit percentage royalty on related gross sales applies. In the year ended December 31, 2019, we paid Virgin a total of $0.1 million under the Amended TMLA and its predecessor agreement. For the years ended December 31, 2018 and 2017, the VG Companies made certain license and royalty payments of $0.1 million and $0.2 million, respectively, under the prior license agreement.
The Amended TMLA also contains, among other things, customary mutual indemnification provisions, representations and warranties, information rights of VEL and restrictions on our and our affiliates’ ability to apply for or obtain registration for any confusingly similar intellectual property to that licensed to us pursuant to the Amended TMLA. Furthermore, VEL is generally responsible for the protection, maintenance, enforcement and protection of the licensed intellectual property, including the Virgin brand, subject to our step-in rights in certain circumstances.
All Virgin and Virgin-related trademarks are owned by VEL and our use of such trademarks is subject to the terms of the Amended TMLA, including our adherence to VEL’s quality control guidelines and granting VEL customary audit rights over our use of the licensed intellectual property.
Transition Services Agreements
At the closing of the Virgin Galactic Business Combination, we entered into the U.S. Transition Services Agreement (the “U.S. Transition Services Agreement”), pursuant to which we and Galactic Ventures LLC and Virgin Orbit, LLC, which had previously part of the same consolidated corporate group as the VG Companies, established a service schedule to control the provision of services among the parties. Virgin Orbit, LLC provides propulsion engineering, tank design support services, tank manufacturing services, and office space access and usage services to us, as well as business development and regulatory affairs services. We provide office space, logistics and welding services, and IT services to Virgin Orbit, LLC. We provide pilot utilization services, finance and accounting services, and insurance advisory services to Virgin Orbit, LLC. Galactic Ventures LLC will continue to provide IT services for us so long as such IT services have not been fully transitioned or the applicable contracts have not been assigned. We received $0.2 million under the U.S. Transition Services Agreement in the year ended December 31, 2019.
At the closing of the Virgin Galactic Business Combination, we also entered into the U.K. Transition Services Agreement (together with the U.S. Transition Services Agreement, the “Transition Services Agreements”), pursuant to which certain of our employees based in the United Kingdom continue to receive access to certain third party and Virgin Group employee benefits services.
Compensation of Chief Astronaut Instructor
Our chief astronaut instructor, Natalie Beth Moses, is an immediate family member of Michael Moses, one of our executive officers. Mrs. Moses received approximately $264,000 in total compensation in 2019, approximately $167,000 in total compensation in 2018, and approximately $166,000 in total compensation in 2017.
Policies and Procedures for Related Party Transactions
Our board of directors has adopted a written related person transaction policy setting forth the policies and procedures for the review and approval or ratification of related person transactions. This policy covers, with certain exceptions set forth in Item 404(a) of Regulation S-K under the Securities Act, any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, in which we were or are to be a participant, where the amount involved exceeds $120,000 in any fiscal year and a related person had, has or will have a direct or indirect material interest. In reviewing and approving any such transactions, our audit committee is tasked to consider all relevant facts and circumstances, including, but not limited to, whether the transaction is on terms comparable to those that could be obtained on terms no less favorable than in arm’s length dealings with an unrelated third party and the extent of the related person’s interest in the transaction.

PRINCIPAL STOCKHOLDERS
The following table sets forth information with respect to the beneficial ownership of our common stock as of July 30, 2020, for:
•each person who is known to be the beneficial owner of more than 5% of shares of our outstanding common stock;
•each of our current named executive officers and directors; and
•all of our current executive officers and directors as a group.
Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, including options and warrants that are currently exercisable or exercisable within 60 days.
Percentage ownership of our voting securities before the offering is based on 210,403,856 shares of our common stock issued and outstanding as of July 30, 2020. Percentage ownership of our voting securities after the offering is based on 230,893,833 shares of our common stock, and assumes no exercise of the underwriters’ option to purchase additional shares.
Unless otherwise indicated, we believe that all persons named in the table below have sole voting and investment power with respect to the voting securities beneficially owned by them.

	Shares Beneficially Owned		Percentage of Shares Beneficially Owned after this Offering
	Shares	% of Ownership before the Offering
Name of Beneficial Owner(1)
Holders of More Than 5%
Virgin Investments Limited(2)	62,403,260	29.7%	27.0%
SCH Sponsor Corp.(3)	23,750,000	10.9%	9.9%
Aabar Space, Inc.(4)	14,887,178	7.1%	6.5%
Directors and Named Executive Officers
Chamath Palihapitiya(3),(5)	33,750,000	15.5%	14.1%
Wanda Austin	—	—	—
Adam Bain(6)	1,200,000	*	*
Craig Kreeger(7)	10,000	*	*
Evan Lovell	—	—	—
George Mattson	—	—	—
James Ryans	100,000	*	*
Michael Colglazier(8)	43,333	*	*
George Whitesides(9)	7,150	*	*
Jonathan Campagna	—	—	—
Michael Moses	—	—	—
Enrico Palermo(10)	650	*	*
All Directors and Executive Officers as a Group (12 individuals)	35,107,793	16.1%	14.7%
__________________
*Less than one percent
(1)Unless otherwise noted, the business address of each of those listed in the table above is 166 North Roadrunner Parkway, Suite 1C, Las Cruces, NM 88011.

(2)Virgin Investments Limited is a company limited by shares under the laws of the British Virgin Islands. Virgin Investments Limited is wholly owned by Virgin Group Investments LLC, whose sole managing member is Corvina Holdings Limited, which is wholly owned by Virgin Group Holdings Limited (“Virgin Group Holdings”). Virgin Group Holdings is owned by Sir Richard Branson, and he has the ability to appoint and remove the management of Virgin Group Holdings and, as such, may indirectly control the decisions of Virgin Group Holdings regarding the voting and disposition of securities held by Virgin Group Holdings. Therefore, Sir Richard Branson may be deemed to have indirect beneficial ownership of the shares held by Virgin Group Holdings. The address of Virgin Group Holdings Limited, Virgin Investments Limited and Corvina Holdings Limited is Craigmuir Chambers, Road Town, Tortola, VG1110, British Virgin Islands. The address of Sir Richard Branson is Branson Villa (Necker Beach Estate), Necker Island, VG 1150, British Virgin Islands.
(3)Includes 15,750,000 shares of our common stock directly held by the Sponsor and 8,000,000 shares issuable upon the exercise of warrants issued to the Sponsor in a private placement concurrent with our initial public offering. Chamath Palihapitiya may be deemed to beneficially own securities held by the Sponsor by virtue of his shared control over the Sponsor. The address of the Sponsor is 317 University Avenue, Suite 200, Palo Alto, California 94301.
(4)Aabar Space, Inc. (“Aabar”) is a company limited by shares under the laws of the British Virgin Islands. Aabar is wholly owned by Aabar Investments PJS, a private joint stock company established under the laws of the Emirate of Abu Dhabi and wholly owned by International Petroleum Investment Company PJSC, a public joint stock company established under the laws of the Emirate of Abu Dhabi and wholly owned by Mubadala Investment Company PJSC, a public joint stock company established under the laws of the Emirate of Abu Dhabi and wholly owned by the Government of Abu Dhabi. The address of Aabar, International Petroleum Investment Company PJSC, and Mubadala Investment Company PJSC is PO Box 45005, Abu Dhabi, United Arab Emirate. The address of Aabar Investments PJS is PO Box 107888, Abu Dhabi, United Arab Emirate. Aabar directly owns 14,887,178 shares of Common Stock.
(5)Mr. Palihapitiya has pledged, hypothecated or granted security interests in all of the shares of our common stock held by him (but not those shares held by the Sponsor) pursuant to a margin loan agreement with customary default provisions. In the event of a default under the margin loan agreement, the secured parties may foreclose upon any and all shares of common stock pledged to them and may seek recourse against the borrower.
(6)Consists of shares of our common stock underlying the restricted stock unit awards that vested upon the consummation of the Virgin Galactic Business Combination but will not settle into shares of our common stock until a date, selected by us, that occurs between January 1, 2020 and December 31, 2020.
(7)Includes 10,000 shares of common stock held directly by Craig Kreeger.
(8)Includes up to 8,333 shares of common stock that can be acquired upon the exercise of options that will be vested within 60 days of July 30, 2020.
(9)Includes 7,150 shares of common stock held directly by George Whitesides.
(10)Includes 550 shares of common stock held directly by Enrico Palermo, and 100 shares of common stock held indirectly by Mr. Palermo as a custodian.

DESCRIPTION OF CAPITAL STOCK
The following description of our capital stock is not complete and may not contain all the information you should consider before investing in our capital stock. This description is summarized from, and qualified in its entirety by reference to, our certificate of incorporation and bylaws, which have been publicly filed with the SEC. See “Where You Can Find More Information.” The summary below is also qualified by reference to the provisions of the General Corporation Law of the State of Delaware (the “DGCL”).
Authorized Capital Stock
The total amount of our authorized capital stock consists of 700,000,000 shares of common stock, par value $0.0001 per share, and 10,000,000 shares of preferred stock, par value $0.0001 per share.
Common Stock
General
Holders of our common stock are not entitled to preemptive or other similar subscription rights to purchase any of our securities. Our common stock is neither convertible nor redeemable. Unless our board of directors determines otherwise, we expect to issue all shares of our capital stock in uncertificated form.
Voting Rights
Each holder of our common stock is entitled to one vote per share on each matter submitted to a vote of stockholders, as provided by the certificate of incorporation. Our bylaws provide that the holders of a majority of the capital stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, will constitute a quorum at all meetings of the stockholders for the transaction of business. When a quorum is present, the affirmative vote of a majority of the votes cast is required to take action, unless otherwise specified by law, the Stockholders’ Agreement, dated October 25, 2019, by and among us, VIL, the Sponsor, Mr. Palihapitya and the other parties thereto (as may be amended from time to time, the “Stockholders’ Agreement”), our bylaws or our certificate of incorporation, and except for the election of directors, which is determined by a plurality vote. There are no cumulative voting rights.
Under the Stockholders’ Agreement, VIL has the right to designate three directors (the “VG designees”) for as long as VIL and Aabar beneficially own a number of shares of our common stock representing at least the 50% of the number of shares beneficially owned by Vieco US immediately following the effective time of the transactions effected on October 25, 2019 in connection with our initial business combination, provided that (x) when such percentage falls below 50%, VIL will have the right to designate only two directors, (y) when such percentage falls below 25%, VIL will have the right to designate only one director and (z) when such percentage falls below 10%, VIL will not have the right to designate any directors. For purposes of determining the number of shares beneficially owned by VIL and the extent of VIL’s nomination and consent rights under the Stockholders’ Agreement, the shares distributed to Aabar are deemed to be held by VIL until such time as Aabar transfers or sells such shares, subject to certain exceptions, as contemplated by the Stockholders’ Agreement. Each of the Sponsor and Mr. Palihapitiya have agreed to vote, or cause to vote, all of their outstanding shares of common stock at any annual or special meeting of stockholders in which directors are elected, so as to cause the election of the VG designees.
Additionally, pursuant to the Stockholders’ Agreement, Mr. Palihapitiya has the right to designate two directors (“CP designees”), one of which must qualify as an “independent director” under applicable stock exchange regulations, for as long as Mr. Palihapitiya and the Sponsor collectively beneficially own a number of shares of our common stock representing at least 90% of the number of shares beneficially owned by them as of immediately following the effective time of the transactions effected on October 25, 2019 in connection with our initial business combination (excluding the shares purchased from Vieco US by Mr. Palihapitiya on that date), provided that (x) when such percentage falls below 90%, Mr. Palihapitiya will have the right to designate only one director, who will not be required to qualify as an “independent director” and (y) when such percentage falls below 50%, Mr. Palihapitiya will not have the right to designate any directors. VIL has agreed to vote, or cause to vote, all of its outstanding shares of our common stock at any annual or special meeting of stockholders in which directors are elected, so as to cause the election of the CP designees.
Dividend Rights
Each holder of shares of our common stock is entitled to the payment of dividends and other distributions as may be declared by our board of directors from time to time out of our assets or funds legally available for dividends or other distributions. These rights are subject to the preferential rights of the holders of our preferred stock, if any, and any contractual limitations on our ability to declare and pay dividends.
Other Rights
Each holder of our common stock is subject to, and may be adversely affected by, the rights of the holders of any series of our preferred stock that we may designate and issue in the future.
Liquidation Rights
If we are involved in voluntary or involuntary liquidation, dissolution or winding up of our affairs, or a similar event, each holder of our common stock will participate pro rata in all assets remaining after payment of liabilities, subject to prior distribution rights of our preferred stock, if any, then outstanding.
Anti-Takeover Effects of the Certificate of Incorporation and the Bylaws
Our certificate of incorporation and our bylaws contain provisions that may delay, defer or discourage another party from acquiring control of our company. We expect that these provisions, which are summarized below, will discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of our company to first negotiate with our board of directors, which we believe may result in an improvement of the terms of any such acquisition in favor of our stockholders. However, they also give our board of directors the power to discourage mergers that some stockholders may favor.
Special Meetings of Stockholders
Our certificate of incorporation provides that a special meeting of stockholders may be called by the (a) the chairperson of our board of directors or (b) our board of directors.
No Stockholder Action by Written Consent
Our certificate of incorporation provides that any action required or permitted to be taken by our stockholders of the Corporation must be effected at a duly called annual or special meeting of stockholders and not by written consent.
Removal of Directors
Pursuant to the Stockholders’ Agreement, VIL has the exclusive right to remove one or more of the VIL directors from our board of directors and Mr. Palihapitiya has the exclusive right to remove one or more of Mr. Palihapitiya’s directors from our board of directors. VIL and Mr. Palihapitiya have the exclusive right to designate directors for election to our board of directors to fill vacancies created by reason of death, removal or resignation of the VIL directors and the directors designated by Mr. Palihapitiya, respectively. VIL will not be able to remove independent directors until the expiration of the earlier of (x)(i) VIL no longer has the right to designate two directors to our board of directors and (ii) Mr. Palihapitiya no longer has the right to designate two directors to our board of directors (the “Sunset Date”) and (y) the expiration of the two-year lock-up period.
VIL’s Approval Rights
Amendment to Certificate of Incorporation and Bylaws
The DGCL provides generally that the affirmative vote of a majority of the outstanding stock entitled to vote on amendments to a corporation’s certificate of incorporation or bylaws is required to approve such amendment, unless a corporation’s certificate of incorporation or bylaws, as the case may be, requires a greater percentage. Our bylaws may be further amended, altered, changed or repealed by a majority vote of our board of directors. However, pursuant to the Stockholders’ Agreement, no amendment to our certificate of incorporation or bylaws may be made without VIL’s prior written consent for so long as VIL has the right to designate one director to our board of directors under the Stockholders’ Agreement.
Operational Matters
VIL has expansive rights of approval for certain material operational and other matters for us, including:
•for so long as VIL is entitled to designate one director to our board of directors under the Stockholders’ Agreement, in addition to any vote or consent of the stockholders or our board of directors as required by law, we and our subsidiaries must obtain VIL’s prior written consent to engage in:
•any business combination or similar transaction;
•a liquidation or related transaction; or
•an issuance of capital stock in excess of 5% of our then issued and outstanding shares or those of any of our subsidiaries; and
•for so long as VIL is entitled to designate two directors to our board of directors under the Stockholders’ Agreement, in addition to any vote or consent of our stockholders or board of directors as required by law, we must obtain VIL’s prior written consent to engage in:
•a business combination or similar transaction having a fair market value of $10.0 million or more;
•a non-ordinary course sale of assets or equity interest having a fair market value of $10.0 million or more;
•an acquisition of any business or assets having a fair market value of $10.0 million or more;
•approval of any non-ordinary course investment having a fair market value of $10.0 million or more;
•an issuance or sale of any shares of our capital stock, other than an issuance of shares of our capital stock upon the exercise of options to purchase shares of our capital stock;
•making any dividends or distribution to our stockholders other than those made in connection with the cessation of services of employees;
•incurring indebtedness outside of the ordinary course in an amount greater than $25.0 million in a single transaction or $100.0 million in aggregate consolidated indebtedness;
•amendment of the terms of the Stockholders’ Agreement or the Amended and Restated Registration Rights Agreement, dated October 25, 2019, by and among us, VIL, the Sponsor and Mr. Palihapitiya;
•a liquidation or similar transaction;
•transactions with any interested stockholder pursuant to Item 404 of Regulation S-K; or
•increasing or decreasing the size of our board of directors.
Delaware Anti-Takeover Statute
Section 203 of the DGCL provides that if a person acquires 15% or more of the voting stock of a Delaware corporation, such person becomes an “interested stockholder” and may not engage in certain “business combinations” with such corporation for a period of three years from the time such person acquired 15% or more of such corporation’s voting stock, unless: (1) our board of directors of such corporation approves the acquisition of stock or the merger transaction before the time that the person becomes an interested stockholder, (2) the interested stockholder owns at least 85% of the outstanding voting stock of such corporation at the time the merger transaction commences (excluding voting stock owned by directors who are also officers and certain employee stock plans) or (3) the merger transaction is approved by our board of directors and at a meeting of stockholders, not by written consent, by the affirmative vote of two-thirds of the outstanding voting stock which is not owned by the interested stockholder. A Delaware corporation may elect in its certificate of incorporation or bylaws not to be governed by this particular Delaware law.
Under our certificate of incorporation, we have opted out of Section 203 of the DGCL.
Pursuant to the Stockholders’ Agreement, until the Sunset Date, our board of directors may not approve any transaction (excluding those involving consideration less than $0.1 million) between an interested stockholder (defined as VIL or any affiliate of VIL) and us, without the affirmative vote of at least a majority of our directors that are not designees of VIL.
Under certain circumstances, this provision would make it more difficult for us to effect various transactions with a person who would be an “interested stockholder” for these purposes. However, this provision would not be likely to discourage any parties interested in entering into a potential transaction with us, other than VIL and its affiliates. This provision may encourage VIL and VIL’s affiliates, to the extent they are interested in entering into certain significant transactions with us, to negotiate in advance with the full board of directors because the board approval requirement would be satisfied by the affirmative vote of at least a majority of our directors that are not designees of VIL.
Corporate Opportunity
Under our certificate of incorporation, an explicit waiver regarding corporate opportunities is granted to certain “exempted persons” (including VIL and Mr. Palihapitiya and their respective affiliates, successors, directly or indirectly managed funds or vehicles, partners, principals, directors, officers, members, managers and employees, including any of the foregoing who will serve as our directors). Such “exempted persons” will not include us or our officers or employees and such waiver will not apply to any corporate opportunity that is expressly offered to any of our directors in their capacity as such (in which such opportunity we do not renounce an interest or expectancy). Our certificate of incorporation provides that, to the fullest extent permitted by law, (i) the exempted persons do not have any fiduciary duty to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as us, (ii) we renounce any interest or expectancy in, or in being offered an opportunity to participate in, business opportunities that are from time to time presented to the exempted persons, even if the opportunity is one that we might reasonably be deemed to have pursued or had the ability or desire to pursue if granted the opportunity to do so and (iii) no exempted person will have any duty to communicate or offer such business opportunity to us and no exempted person will be liable to us for breach of any fiduciary or other duty, as a director or officer or otherwise, by reason of the fact that such exempted person pursues or acquires such business opportunity, directs such business opportunity to another person or fails to present such business opportunity, or information regarding such business opportunity, to us.
Limitations on Liability and Indemnification of Officers and Directors
Our certificate of incorporation limits the liability of our directors to the fullest extent permitted by the DGCL, and our bylaws provide that we will indemnify them to the fullest extent permitted by such law. We have entered into and expect to continue to enter into agreements to indemnify our directors, executive officers and other employees as determined by our board of directors. Under the terms of such indemnification agreements, we are required to indemnify each of our directors and officers, to the fullest extent permitted by the laws of the state of Delaware, if the basis of the indemnitee’s involvement was by reason of the fact that the indemnitee is or was our director or officer or was serving at our request in an official capacity for another entity. We must indemnify our officers and directors against all reasonable fees, expenses, charges and other costs of any type or nature whatsoever, including any and all expenses and obligations paid or incurred in connection with investigating, defending, being a witness in, participating in (including on appeal), or preparing to defend, be a witness or participate in any completed, actual, pending or threatened action, suit, claim or proceeding, whether civil, criminal, administrative or investigative, or establishing or enforcing a right to indemnification under the indemnification agreement. The indemnification agreements also require us, if so requested, to advance all reasonable fees, expenses, charges and other costs that such director or officer incurred, provided that such person will return any such advance if it is ultimately determined that such person is not entitled to indemnification by us. Any claims for indemnification by our directors and officers may reduce our available funds to satisfy successful third-party claims against us and may reduce the amount of money available to us.
Exclusive Jurisdiction of Certain Actions
Our certificate of incorporation requires, to the fullest extent permitted by law, that derivative actions brought in our name against our directors, officers or employees for breach of fiduciary duty, any provision of the DGCL, our certificate of incorporation or our bylaws or other similar actions may be brought only in the Court of Chancery in the State of Delaware and, if brought outside of Delaware, the stockholder bringing the suit will be deemed to have consented to service of process on such stockholder’s counsel. Notwithstanding the foregoing, our certificate of incorporation provides that the exclusive forum provision will not apply to suits brought to enforce a duty or liability created by the Securities Act of 1933, as amended (the “Securities Act”), the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Similarly, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. Although we believe this provision benefits us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, the provision may have the effect of discouraging lawsuits against our directors and officers.
Transfer Agent
The transfer agent for our common stock is Continental Stock Transfer & Trust Company.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS
The following discussion is a summary of the material U.S. federal income tax consequences to Non-U.S. Holders (as defined below) of the purchase, ownership and disposition of our common stock issued pursuant to this offering, but does not purport to be a complete analysis of all potential tax effects. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or non-U.S. tax laws are not discussed. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”), Treasury Regulations promulgated thereunder, judicial decisions and published rulings and administrative pronouncements of the U.S. Internal Revenue Service (the “IRS”), in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a Non-U.S. Holder of our common stock. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to that discussed below regarding the tax consequences of the purchase, ownership and disposition of our common stock.
This discussion is limited to Non-U.S. Holders that hold our common stock as a “capital asset” within the meaning of Section 1221 of the Internal Revenue Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a Non-U.S. Holder’s particular circumstances, including the impact of the Medicare contribution tax on net investment income. In addition, it does not address consequences relevant to Non-U.S. Holders subject to special rules, including, without limitation:
•U.S. expatriates and former citizens or long-term residents of the United States;
•persons subject to the alternative minimum tax;
•persons holding our common stock as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;
•banks, insurance companies and other financial institutions;
•brokers, dealers or traders in securities;
•“controlled foreign corporations,” “passive foreign investment companies” and corporations that accumulate earnings to avoid U.S. federal income tax;
•partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);
•tax-exempt organizations or governmental organizations;
•persons deemed to sell our common stock under the constructive sale provisions of the Internal Revenue Code;
•persons who hold or receive our common stock pursuant to the exercise of any employee stock option or otherwise as compensation;
•tax-qualified retirement plans;
•“qualified foreign pension funds” as defined in Section 897(l)(2) of the Internal Revenue Code and entities all of the interests of which are held by qualified foreign pension funds; and
•persons subject to special tax accounting rules as a result of any item of gross income with respect to the stock being taken into account in an applicable financial statement.
If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding our common stock and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.
THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.
Definition of Non-U.S. Holder
For purposes of this discussion, a “Non-U.S. Holder” is any beneficial owner of our common stock that is neither a “U.S. person” nor an entity treated as a partnership for U.S. federal income tax purposes. A U.S. person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:
•an individual who is a citizen or resident of the United States;
•a corporation created or organized under the laws of the United States, any state thereof or the District of Columbia;
•an estate, the income of which is subject to U.S. federal income tax regardless of its source; or
•a trust that (1) is subject to the primary supervision of a U.S. court and all substantial decisions of which are subject to the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Internal Revenue Code) or (2) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.
Distributions
As described in the section of this prospectus entitled “Market Price of Common Stock and Dividends,” we do not anticipate declaring or paying dividends to holders of our common stock in the foreseeable future. However, if we do make distributions of cash or property on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and first be applied against and reduce a Non-U.S. Holder’s adjusted tax basis in its common stock, but not below zero. Any excess will be treated as capital gain and will be treated as described below under “—Sale or Other Taxable Disposition.”
Subject to the discussion below regarding effectively connected income, dividends paid to a Non-U.S. Holder of our common stock will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends (or such lower rate specified by an applicable income tax treaty, provided the Non-U.S. Holder furnishes a valid IRS Form W-8BEN or W-8BEN-E (or other applicable documentation) certifying qualification for the lower treaty rate). A Non-U.S. Holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under any applicable tax treaties.
If dividends paid to a Non-U.S. Holder are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such dividends are attributable), the Non-U.S. Holder will be exempt from the U.S. federal withholding tax described above. To claim the exemption, the Non-U.S. Holder must furnish to the applicable withholding agent a valid IRS Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States.

Any such effectively connected dividends will be subject to U.S. federal income tax on a net income basis at the regular graduated rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected dividends, as adjusted for certain items. Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.
Sale or Other Taxable Disposition
Subject to the discussions below regarding backup withholding and FATCA, a Non-U.S. Holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other taxable disposition of our common stock unless:
•the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such gain is attributable);
•the Non-U.S. Holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or
•our common stock constitutes a U.S. real property interest, or a USRPI, by reason of our status as a U.S. real property holding corporation, or a USRPHC, for U.S. federal income tax purposes.
Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular graduated rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected gain, as adjusted for certain items.
Gain described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty), which may be offset by certain U.S. source capital losses of the Non-U.S. Holder (even though the individual is not considered a resident of the United States), provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.
With respect to the third bullet point above, we believe we currently are not, and do not anticipate becoming, a USRPHC. Because the determination of whether we are a USRPHC depends, however, on the fair market value of our USRPIs relative to the fair market value of our non-U.S. real property interests and our other business assets, there can be no assurance we currently are not a USRPHC or will not become one in the future. Even if we are or were to become a USRPHC, gain arising from the sale or other taxable disposition by a Non-U.S. Holder of our common stock will not be subject to U.S. federal income tax pursuant to the third bullet point above if our common stock is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market, and such Non-U.S. Holder owned, actually and constructively, 5% or less of our common stock throughout the shorter of the five-year period ending on the date of the sale or other taxable disposition or the Non-U.S. Holder’s holding period.
Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.
Information Reporting and Backup Withholding
Payments of dividends on our common stock will not be subject to backup withholding, provided the applicable withholding agent does not have actual knowledge or reason to know the holder is a United States person and the holder either certifies its non-U.S. status, such as by furnishing a valid IRS Form W-8BEN, W-8BEN-E or W-8ECI, or otherwise establishes an exemption. However, information returns are required to be filed with the IRS in connection with any distributions on our common stock paid to the Non-U.S. Holder, regardless of whether such distributions constitute dividends or whether any tax was actually withheld. In addition, proceeds of the sale or other taxable disposition of our common stock within the United States or conducted through certain U.S.-related brokers generally will not be subject to backup withholding or information reporting if the applicable withholding agent receives the certification described above and does not have actual knowledge or reason to know that such holder is a United States person, or the holder otherwise establishes an exemption. Proceeds of a disposition of our common stock conducted through a non-U.S. office of a non-U.S. broker that does not have certain enumerated relationships with the United States generally will not be subject to backup withholding or information reporting.
Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides or is established.
Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.
Additional Withholding Tax on Payments Made to Foreign Accounts
Withholding taxes may be imposed under Sections 1471 to 1474 of the Internal Revenue Code (such Sections commonly referred to as the Foreign Account Tax Compliance Act, or “FATCA”) on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on, or (subject to the proposed Treasury Regulations discussed below) gross proceeds from the sale or other disposition of, our common stock paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Internal Revenue Code), unless (1) the foreign financial institution undertakes certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Internal Revenue Code) or furnishes identifying information regarding each substantial United States owner or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States owned foreign entities” (each as defined in the Internal Revenue Code), annually report certain information about such accounts and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Entities located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.
Under the applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends on our common stock. While withholding under FATCA would have applied also to payments of gross proceeds from the sale or other disposition of stock on or after January 1, 2019, proposed Treasury Regulations eliminate FATCA withholding on payments of gross proceeds entirely. Taxpayers generally may rely on these proposed Treasury Regulations until final Treasury Regulations are issued.
Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in our common stock.

UNDERWRITING
Under the terms and subject to the conditions contained in an underwriting agreement dated          , we have agreed to sell to the underwriters named below, for whom Credit Suisse Securities (USA) LLC and Morgan Stanley & Co. LLC are acting as representatives, the following respective numbers of shares of common stock:

Underwriter	Number of Shares
Credit Suisse Securities (USA) LLC
Morgan Stanley & Co. LLC
BofA Securities, Inc.
Barclays Capital Inc.
Goldman Sachs & Co. LLC
UBS Securities LLC
Cowen and Company, LLC
Jefferies LLC
Total	20,489,977
The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.
We have agreed to indemnify the underwriters and certain of their controlling persons against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make in respect of those liabilities.
We have granted to the underwriters a 30-day option to purchase on a pro rata basis up to 3,073,496 additional shares at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.
The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $           per share. The underwriters and selling group members may allow a discount of $            per share on sales to other broker/dealers. After the initial public offering the representatives may change the public offering price and concession and discount to broker/dealers.
The following table summarizes the compensation and estimated expenses we will pay:

	Per Share		Total
	Without Over-Allotment	With Over-Allotment	Without Over-Allotment	With Over-Allotment
Underwriting Discounts and Commissions paid by us	$	$	$	$
We estimate that our out of pocket expenses for this offering will be approximately $0.8 million. We have also agreed to reimburse the underwriters for up to $20,000 for their Financial Industry Regulatory Authority, Inc. (“FINRA”) counsel fee.
We have agreed, subject to certain exceptions, that we will not, for a period of 90 days after the date of this prospectus without the prior written consent of Credit Suisse Securities (USA) LLC, (i) offer, sell, issue, contract to sell, pledge or otherwise dispose of our common stock or any securities convertible into or exchangeable or exercisable for any of our common stock, (ii) offer, sell, issue, contract to sell, contract to purchase or grant any option, right or warrant to purchase our common stock or any securities convertible into or exchangeable or exercisable for any of our common stock, (iii) enter into any swap, hedge or any other agreement that transfers, in whole or in part, the economic consequences of ownership of our common stock or any securities convertible into or exchangeable or exercisable for any of our common stock, (iv) establish or increase a put equivalent position or liquidate or decrease a call equivalent position in our common stock or any securities convertible into or exchangeable or exercisable for any of our common stock within the meaning of Section 16 of the Exchange Act, (v) file with the SEC a registration statement under the Securities Act relating to our common stock or any securities convertible into or exchangeable or exercisable for any of our common stock (other than registration statements on Form S-8 relating to our common stock or any securities convertible into or exchangeable or exercisable for any of our common stock granted or to be granted pursuant to the terms of a plan disclosed in the registration statements for issuances under clause (d) below) or (vi) publicly disclose the intention to take any action described in clauses (i) through (v), without prior written consent of Credit Suisse Securities (USA) LLC, except (a) issuance and sale of the shares in this offering, (b) issuances of our common stock or any securities convertible into or exchangeable or exercisable for any of our common stock pursuant to the conversion or exchange of convertible or exchangeable securities or the exercise of warrants or options, in each case outstanding on the date hereof, (c) grants of stock options and other equity-based awards pursuant to the terms of a plan in effect on the date hereof, or issuances of our common stock or any securities convertible into or exchangeable or exercisable for any of our common stock pursuant to the exercise of such options or upon settlement of such awards or (d) issuance of any shares of common stock or any securities convertible into or exchangeable for, or that represent the right to receive, shares of common stock issued in connection with any joint venture, commercial or collaborative relationship or the acquisition or license by us of the securities, businesses, property or other assets of another person or entity or pursuant to any employee benefit plan assumed by us in connection with any such acquisition, or any announcement relating to such transaction, provided that in the case of clause (d), the aggregate number of shares that we may sell or issue or agree to sell or issue pursuant to clause (d) will not exceed 5.0% of the total number of shares of common stock issued and outstanding immediately following the completion of this offering.
Our directors and executive officers, Virgin Investments Limited and SCH Sponsor Corp. have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse Securities (USA) LLC for a period of 90 days after the date of this prospectus.
Our common stock is listed on the NYSE under the symbol “SPCE”.
The restrictions in the immediately preceding paragraph with respect to our directors and executive officers, and certain of our stockholders are subject to certain exceptions and will not apply to:
(A)bona fide gifts;
(B)transfers to partners, members, beneficiaries (or the estates thereof) or stockholders of the holder;
(C)transfers to any trust for the benefit of the holder or its immediate family;
(D)transfers to any entity that controls, or is controlled by or is under common control with, the holder or its immediate family or is otherwise an affiliate;
(E)transfers by testate succession or intestate succession to a legal representative, heir, beneficiary or a member of the immediate family of the holder, provided that (i) each transferee shall execute a lock-up letter and such transfer does not involve a disposition for value and (ii) any filing under Section 16 or Section 13 of the Exchange Act clearly indicates that the filing relates to the circumstances described in this clause and no other public filing or announcement is required or made voluntarily during the period of the lock-up in connection with such transfer or disposition;

(F)transfers by operation of law, including pursuant to an order of a court (including a domestic order or a negotiated divorce settlement) or regulatory agency, provided that any filing under Section 16 or Section 13 of the Exchange Act clearly indicates that the filing relates to the circumstances described in this clause and no other public filing or announcement is required made voluntarily during the period of the lock-up in connection with such transfer or disposition; or
(G)transfers pursuant to a bona fide merger, consolidation or other similar transaction with a third party or bona fide third party tender offer made to all holders of our capital stock involving a change of control of us (including voting in favor of any such transaction or taking any other action in connection with such transaction), that, in each case, has been approved by our board of directors, provided that in the event that such transaction is not completed, the holder’s common stock and securities convertible into or exercisable or exchangeable for common stock will remain subject to the restrictions described above, and provided further that “Change of Control” shall mean the transfer, in one transaction or in a series of related transactions, to a person or group of affiliated persons (other than an underwriter pursuant to this offering), of our voting securities if, after such transfer, such person or group of affiliated persons would hold more than 50% of our outstanding voting securities (or the surviving entity); or
(H)with respect to Mr. Palihapitiya, the transfer of shares of common stock that have been pledged or hypothecated to a bona-fide third party on or prior to the date of the lock-up agreement, in the event of a foreclosure on such shares pursuant to such pledge or hypothecation (see footnote 5 to the table under “Principal Stockholders”), provided that any filing under Section 16 or Section 13 of the Exchange Act clearly indicates that the filing relates to the circumstances described in this clause and no other public filing or announcement is required or made voluntarily during the period of the lock-up in connection with such transfer or disposition;
provided that in the case of any transfer or distribution pursuant to clause (A) through (D), (i) each transferee, donee or distributee, as applicable, shall execute a lock-up letter prior to such transfer or distribution and such transfer or distribution does not involve a disposition for value; and (ii) no filing by any party (donor, donee, transferor or transferee) under Section 16(a) of the Exchange Act or other public filing or announcement is required or made voluntarily in connection with such transfer or distribution (other than a filing on a Form 5 made after the expiration of the period of the lock-up referred to above).
In addition, the foregoing restrictions shall not apply to: (i) the exercise (including by net or cashless exercise) of stock options granted pursuant to our incentive plans described herein or warrants or any other securities existing as of the date of the underwriting agreement and that are described herein, which securities are convertible into or exchangeable or exercisable for common stock, provided that such restrictions shall apply to any shares of common stock issued upon such exercise, exchange or conversion, and provided further that, if the holder is required to file a report under Section 16 or Section 13 of the Exchange Act reporting a change in the aggregate beneficial ownership of the shares of common stock during the period of the lock-up, the holder clearly indicates in such filing that it relates to the circumstances described in this paragraph (i) and no other public filing or announcement is required or made voluntarily in connection with such exercise (other than a filing on a Form 5 made after the expiration of the period of the lock-up referred to above); (ii) the transfer or surrender to us of any shares of common stock to cover tax withholdings upon a vesting event or settlement, as applicable, of any equity award under any of our equity incentive plans existing as of the date of the underwriting agreement that are described herein or in an exhibit filed with the registration statement of which this prospectus forms a part, provided that the underlying shares of common stock shall continue to be subject to the restrictions on transfer set forth in the lock-up agreement and provided further that if the holder is required to file a report under Section 16 or Section 13 of the Exchange Act reporting a change in the aggregate beneficial ownership of the shares of common stock during the period of the lock-up, the holder clearly indicates in such filing that it relates to the circumstances described in this paragraph (ii) and no other public filing or announcement is required or shall be made voluntarily in connection with such transfer or surrender (other than a filing on a Form 5 made after the expiration of the period of the lock-up referred to above); (iii) the transfer or disposition of any shares of common stock purchased by the holder on the open market following completion of this offering (including the expiration of the underwriters’ option to purchase additional shares), provided that no filing by the holder under Section 16(a) of the Exchange Act or other public filing or announcement is required or made voluntarily in connection with such transfer or disposition (other than a filing on a Form 5 made after the expiration of the period of the lockup referred to above); (iv) the transfer of shares of common stock to us pursuant to any contractual arrangement that provides us with an option to repurchase such shares of common stock in connection with the termination of the holder’s employment with us, provided that, if such transfer is made on or after the date of this prospectus, such contractual arrangement (or a form thereof) is described in this prospectus or filed as an exhibit to the registration statement of which this prospectus forms a part, and provided further that, if the holder is required to file a report under Section 16 or Section 13 of the Exchange Act reporting a change in beneficial ownership of shares of common stock during the period of the lock-up, the holder clearly indicates in such filing that it relates to the termination of the signatory to the lock-up agreement’s employment or other services and no other public filing or announcement is required or made voluntarily in connection with such transfer (other than a filing on a Form 5 made after the expiration of the period of the lock-up referred to above); or (v) the establishment of any contract, instruction or plan that satisfies all of the applicable requirements of Rule 10b5-1(c)(1)(i)(B) under the Exchange Act, provided that no sales shall be made pursuant to such a plan prior to the expiration of the period of the lockup, and such a plan may only be established if no public filing or announcement shall be required or shall be made voluntarily in connection with such plan prior to the expiration of the period of the lock-up.
In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions, and penalty bids in accordance with Regulation M under the Exchange Act.
•Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.
•Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.
•Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.
•Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.
•In passive market making, market makers in the common stock who are underwriters or prospective underwriters may, subject to limitations, make bids for or purchase our common stock until the time, if any, at which a stabilizing bid is made.
These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the NYSE or otherwise and, if commenced, may be discontinued at any time.
A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.
Other Relationships:
The underwriters and their respective affiliates are full-service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us or our affiliates, for which they received or will receive customary fees and expenses. For example, an affiliate of one of the underwriters is the lender under a margin loan agreement with Chamath Palihapitiya, which has customary default provisions. In the case of an event of default (including but not limited to the borrower’s inability to satisfy certain payments required under such loan), the lender may exercise its right under the loan to foreclose on the pledged interests. In such case, the lender will not be subject to the above lock-up restrictions and may sell such securities.
Selling Restrictions:
Notice to Prospective Investors in the European Economic Area and the United Kingdom
In relation to each Member State of the European Economic Area and the United Kingdom (each, a “Relevant State”), no offer of shares have been or will be offered pursuant to the offering to the public in that Relevant State prior to the publication of a prospectus in relation to the notes which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation), except that offers of notes may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:
(a)to any legal entity which is a qualified investor as defined in the Prospectus Regulation;
(b)to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Regulation), subject to obtaining the prior consent of the underwriters for any such offer; or
(c)in any other circumstances falling within Article 1(4) of the Prospectus Regulation, provided that no such offer of shares shall require the Company or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.
For the purposes of this provision, the expression an “offer to the public” in relation to any shares in any Relevant State means the communication in any form and by means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.
Notice to Prospective Investors in the United Kingdom
This document is for distribution only to persons who (i) have professional experience in matters relating to investments and who qualify as investment professionals within the meaning of Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Financial Promotion Order”), (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc.”) of the Financial Promotion Order, (iii) are outside the United Kingdom, or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, as amended (“FSMA”)) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This document is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant persons.
Notice to Prospective Investors in Switzerland
This document is not intended to constitute an offer or solicitation to purchase or invest in the shares described herein. The shares may not be publicly offered, directly or indirectly, in Switzerland within the meaning of the Swiss Financial Services Act (FinSA) and no application has or will be made to admit the shares to trading on any trading venue (exchange or multilateral trading facility) in Switzerland. Neither this document nor any other offering or marketing material relating to the shares constitutes a prospectus pursuant to the FinSA, and neither this document nor any other offering or marketing material relating to the shares may be publicly distributed or otherwise made publicly available in Switzerland.
Notice to Prospective Investors in Australia
No prospectus or other disclosure document (as defined in the Corporations Act 2001 (Cth) of Australia, or Corporations Act) in relation to the shares of common stock has been or will be lodged with the Australian Securities & Investments Commission, or ASIC. This document has not been lodged with ASIC and is only directed to certain categories of exempt persons. Accordingly, if you receive this document in Australia: (a) you confirm and warrant that you are either: (i) a “sophisticated investor” under section 708(8)(a) or (b) of the Corporations Act; (ii) a “sophisticated investor” under section 708(8)(c) or (d) of the Corporations Act and that you have provided an accountant’s certificate to us which complies with the requirements of section 708(8)(c)(i) or (ii) of the Corporations Act and related regulations before the offer has been made; (iii) a person associated with the company under section 708(12) of the Corporations Act; or (iv) a “professional investor” within the meaning of section 708(11)(a) or (b) of the Corporations Act, and to the extent that you are unable to confirm or warrant that you are an exempt sophisticated investor, associated person or professional investor under the Corporations Act any offer made to you under this document is void and incapable of acceptance; and (b) you warrant and agree that you will not offer any of the shares of common stock for resale in Australia within 12 months of the shares of common stock being issued unless any such resale offer is exempt from the requirement to issue a disclosure document under section 708 of the Corporations Act.
Notice to Prospective Investors in Hong Kong
The shares of common stock may not be offered or sold in Hong Kong by means of any document other than (a) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), (b) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder; or (c) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong). No advertisement, invitation or document relating to the shares of common stock may be issued or may be in the possession of any person for the purposes of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares of common stock which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.
Notice to Prospective Investors in Japan
The shares of common stock have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in or into Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to or for the benefit of any Japanese Person, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Act and any other applicable laws, regulations and ministerial guidelines of Japan in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Notice to Prospective Investors in Singapore
This prospectus supplement has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of shares of common stock may not be circulated or distributed, nor may the shares of common stock be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.
Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:
(a)a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or
(b)a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor.
Securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:
(a)to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;
(b)where no consideration is or will be given for the transfer;
(c)where the transfer is by operation of law;
(d)as specified in Section 276(7) of the SFA; or
(e)as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.
Solely for the purposes of its obligations pursuant to sections 309B(1)(a) and 309B(1)(c) of the SFA, the Issuer has determined, and hereby notifies all relevant persons (as defined in Section 309A of the SFA) that the shares are “prescribed capital markets products”(as defined in the Securities and Futures (Capital Markets Products) Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).
Notice to Prospective Investors in the Dubai International Financial Centre
Each underwriter has represented and agreed that it has not offered and will not offer the shares to any person in the DIFC unless such offer is:
(a)an “Exempt Offer” in accordance with the Markets Rules (MKT Module) of the Dubai Financial Services Authority (the “DFSA”) rulebook; and
(b)made only to persons who meet the Professional Client criteria set out in Rule 2.3.3 of the Conduct of Business Module of the DFSA rulebook.
Notice to Prospective Investors in Canada
The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the

Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.
Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus supplement (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.
Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.
Notice to Prospective Investors in France
Neither this prospectus nor any other offering material relating to the shares described in this prospectus has been submitted to the clearance procedures of the Autorité des Marchés Financiers or of the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The shares have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the shares has been or will be:
(a)released, issued, distributed or caused to be released, issued or distributed to the public in France; or
(b)used in connection with any offer for subscription or sale of the shares to the public in France.
Such offers, sales and distributions will be made in France only:
(a)to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d’investisseurs), in each case investing for their own account, all as defined in, and in accordance with articles L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier;
(b)to investment services providers authorized to engage in portfolio management on behalf of third parties; or
(c)in a transaction that, in accordance with article L.411-2-II-1° -or-2° -or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public à l’épargne).
The shares may be resold directly or indirectly, only in compliance with articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.
Notice to Prospective Investors in Kuwait
Unless all necessary approvals from the Kuwait Capital Markets Authority pursuant to Law No. 7/2010, its Executive Regulations, and the various Resolutions and Announcements issued pursuant thereto or in connection therewith have been given in relation to the marketing of and sale of the shares, these may not be offered for sale, nor sold in the State of Kuwait (“Kuwait”). Neither this prospectus nor any of the information contained herein is intended to lead to the conclusion of any contract of whatsoever nature within Kuwait. With regard to the contents of this document we recommend that you consult a licensee as per the law and specialised in giving advice about the purchase of shares and other securities before making the subscription decision.

Notice to Prospective Investors in Qatar
The shares described in this prospectus have not been, and will not be, offered, sold or delivered, at any time, directly or indirectly in the State of Qatar (including the Qatar Financial Centre) in a manner that would constitute a public offering. This prospectus has not been, and will not be, registered with or approved by the Qatar Financial Markets Authority, the Qatar Central Bank, Qatar Financial Centre Regulatory Authority or any other relevant Qatar governmental body or securities exchange and may not be publicly distributed. This prospectus is intended for the original recipient only and must not be provided to any other person. It is not for general circulation in the State of Qatar and may not be reproduced or used for any other purpose.
Notice to Prospective Investors in Saudi Arabia
This prospectus may not be distributed in the Kingdom of Saudi Arabia except to such persons as are permitted under the Offers of Securities Regulations issued by the Capital Market Authority. The Capital Market Authority does not make any representation as to the accuracy or completeness of this prospectus , and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this prospectus. Prospective purchasers of the securities offered hereby should conduct their own due diligence on the accuracy of the information relating to the securities. If you do not understand the contents of this prospectus you should consult an authorized financial adviser.
Notice to Prospective Investors in The People’s Republic of China
This prospectus does not constitute a public offer of shares, whether by sale or subscription, in the People’s Republic of China (the “PRC”). The shares are not being offered or sold directly or indirectly in the PRC to or for the benefit of, legal or natural persons of the PRC.
Further, no legal or natural persons of the PRC may directly or indirectly purchase any of the shares or any beneficial interest therein without obtaining all prior PRC’s governmental approvals that are required, whether statutorily or otherwise. Persons who come into possession of this document are required by the issuer and its representatives to observe these restrictions.
Notice to Prospective Investors in the United Arab Emirates
The shares have not been, and are not being, publicly offered, sold, promoted or advertised in the United Arab Emirates (including the Dubai International Financial Centre) other than in compliance with the laws of the United Arab Emirates (and the Dubai International Financial Centre) governing the issue, offering and sale of securities. Further, this prospectus does not constitute a public offer of securities in the United Arab Emirates (including the Dubai International Financial Centre) and is not intended to be a public offer. This prospectus has not been approved by or filed with the Central Bank of the United Arab Emirates, the Securities and Commodities Authority or the Dubai Financial Services Authority.

LEGAL MATTERS
Latham & Watkins LLP will pass upon certain legal matters relating to the issuance and sale of the securities offered hereby on behalf of Virgin Galactic Holdings, Inc. Skadden, Arps, Slate, Meagher & Flom LLP is acting as counsel for the underwriters in connection with this offering.
EXPERTS
The consolidated financial statements of Virgin Galactic Holdings, Inc. as of and for the years ended December 31, 2019, 2018 and 2017 included in this prospectus have been audited by KPMG LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.
WHERE YOU CAN FIND MORE INFORMATION
We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered by this prospectus. This prospectus does not contain all of the information included in the registration statement. For further information pertaining to us and our common stock you should refer to the registration statement and its exhibits. Statements contained in this prospectus concerning any of our contracts, agreements or other documents are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, we refer you to the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit.
We are subject to the informational requirements of the Exchange Act and file annual, quarterly and current reports and other information with the SEC. Our filings with the SEC are available to the public on the SEC’s website at http://www.sec.gov. Those filings are also available to the public on, or accessible through, our website under the heading “Investor Information” at www.virgingalactic.com. The information on our web site, however, is not, and should not be deemed to be, a part of this prospectus.

VIRGIN GALACTIC HOLDINGS, INC.

Report of Independent Registered Public Accounting Firm
To the Stockholders and Board of Directors
Virgin Galactic Holdings, Inc.:
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of Virgin Galactic Holdings, Inc. and subsidiaries (the Company) as of December 31, 2019 and 2018, the related consolidated statements of operations and comprehensive loss, equity, and cash flows for each of the years in the three-year period ended December 31, 2019, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2019, in conformity with U.S. generally accepted accounting principles.
Change in Accounting Principle
As discussed in Notes 3 and 8 to the consolidated financial statements, the Company has changed its method of accounting for leases as of January 1, 2019 due to the adoption of Accounting Standard Update (ASU) No. 2016-02, Leases (Topic 842), as amended.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.
Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which it relates.
Evaluation of research and development costs
As discussed in Note 2(t) to the consolidated financial statements, the Company expenses all research and development costs incurred to develop its spaceflight systems. The Company incurred $136 million of research and development costs during the year ended December 31, 2019.
We identified the evaluation of research and development costs as a critical audit matter. There was a high degree of auditor judgment and subjectivity involved in evaluating the future benefits, if any, provided by research and development expenditures to progress the Company’s spaceflight systems.

The primary procedures we performed to address this critical audit matter included the following. We obtained an understanding of the Company’s determination to record research and development expenditures as expenses in the period incurred. We assessed the determination by obtaining documentation of the remaining steps required to achieve commercial spaceflight operations. We reviewed regulatory correspondence to evaluate the status of spaceflight system development and milestones achieved. We obtained and evaluated the Company’s analysis regarding the development costs incurred to progress its spaceflight systems.
/s/KPMG LLP
We have served as the Company’s auditor since 2019.
Los Angeles, California
February 27, 2020

VIRGIN GALACTIC HOLDINGS, INC.
Consolidated Balance Sheets
(In thousands)

	As of June 30,	As of December 31,
	2020	2019	2018
	(Unaudited)
Assets
Current assets
Cash and cash equivalents	$359,912	$480,443	$73,990
Restricted cash	13,266	12,278	7,378
Accounts receivable	777	461	1,279
Inventories	28,605	26,817	23,288
Prepayments and other current assets	13,082	16,672	4,195
Due from related party, net	—	—	8,967
Total current assets	415,642	536,671	119,097
Property, plant, and equipment, net	56,027	49,333	34,214
Right-of-use asset	16,120	16,927	—
Other non-current assets	3,187	2,615	2,728
Total assets	$490,976	$605,546	$156,039
Liabilities and Stockholders’ Equity
Current liabilities
Accounts payable	$8,228	$7,038	$7,217
Current portion of operating lease obligation	2,049	2,354	—
Current portion of finance lease obligation	113	47	56
Current portion of long-term debt	310	—	—
Accrued liabilities	20,810	22,277	18,166
Customer deposits	81,734	83,362	80,883
Due to related parties, net	454	767	—
Total current liabilities	113,698	115,845	106,322
Deferred rent	—	—	8,158
Operating lease obligation, net of current portion	20,968	21,867	—
Financing lease obligation, net of current portion	275	274	—
Long-term debt, net of current portion	620	—	—
Other non-current liabilities	1,177	—	—
Total liabilities	$136,738	$137,986	$114,480
Commitments and contingencies (Note 15)
Stockholders' Equity
Net parent investment	—	—	41,477
Preferred stock, $0.0001 par value; 10,000,000 authorized; none issued and outstanding	—	—	—
Common stock, $0.0001 par value; 700,000,000 shares authorized; 210,403,856, 196,001,038 and 0 shares issued and outstanding as of June 30, 2020, December 31, 2019 and 2018, respectively	21	20	—
Additional paid-in capital	598,337	589,158	—

Accumulated deficit	(244,125)	(121,677)	—
Accumulated other comprehensive income	5	59	82
Total stockholders' equity	354,238	467,560	41,559
Total liabilities and stockholders' equity	$490,976	$605,546	$156,039
See accompanying notes to consolidated financial statements.

VIRGIN GALACTIC HOLDINGS, INC.
Consolidated Statements of Operations and Comprehensive Loss
(In thousands except for per share data)

	Six Months Ended June 30,		Years Ended December 31,
	2020	2019	2019	2018	2017
	(Unaudited)
Revenue	$238	$2,420	$3,781	$2,849	$1,754
Cost of revenue	173	1,284	2,004	1,201	488
Gross profit	65	1,136	1,777	1,648	1,266
Selling, general, and administrative expenses	52,802	26,905	82,166	50,902	46,886
Research and development expenses	71,432	61,591	132,873	117,932	93,085
Operating loss	(124,169)	(87,360)	(213,262)	(167,186)	(138,705)
Interest income	1,683	750	2,297	633	241
Interest expense	(17)	(2)	(36)	(10)	(21)
Other income	49	37	128	28,571	453
Loss before income taxes	(122,454)	(86,575)	(210,873)	(137,992)	(138,032)
Income tax (benefit) expense	(6)	86	62	147	155
Net loss	(122,448)	(86,661)	(210,935)	(138,139)	(138,187)
Other comprehensive loss:
Foreign currency translation adjustment	(54)	(21)	(23)	(52)	(21)
Total comprehensive loss for the year	$(122,502)	$(86,682)	$(210,958)	$(138,191)	$(138,208)

Net loss per share:
Basic and diluted	$(0.59)	$(0.45)	$(1.09)	$(0.71)	$(0.71)

Weighted-average shares outstanding:
Basic and diluted	207,097,047	193,663,150	194,378,154	193,663,150	193,663,150
See accompanying notes to consolidated financial statements.

VIRGIN GALACTIC HOLDINGS, INC.
Consolidated Statements of Equity
(In thousands except for per unit and share data)

	Net Parent Investment	Member's Equity		Preferred Stock		Common Stock		Additional paid-in capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total
		# of Units	Member's Capital	# of Shares	Par Value	# of Shares	Par Value
Balance as of December 31, 2016	$23,165	—	$—	—	$—	—	$—	$—	$—	$155	$23,320
Net loss	(138,187)	—	—	—	—	—	—	—	—	—	(138,187)
Other comprehensive loss	—	—	—	—	—	—	—	—	—	(21)	(21)
Net transfer from Parent Company	137,955	—	—	—	—	—	—	—	—	—	137,955
Balance as of December 31, 2017	22,933	—	—	—	—	—	—	—	—	134	23,067
Net loss	(138,139)	—	—	—	—	—	—	—		—	(138,139)
Other comprehensive loss	—	—	—	—	—	—	—	—		(52)	(52)
Net transfer from Parent Company	156,683	—	—	—	—	—	—	—		—	156,683
Balance as of December 31, 2018	41,477	—	—	—	—	—	—	—	—	82	41,559
Net loss	(89,258)	—	—	—	—	—			(121,677)	—	(210,935)
Other comprehensive income (loss)	—	—	—	—	—	—	—	—	—	(23)	(23)
Net transfer from Parent Company	106,119	—	—	—	—	—	—	—	—	—	106,119
Contributions from Parent Company	—	—	56,310	—	—	—	—	—	—	—	56,310
Conversion from net parent investment into members' equity	(58,338)	100	58,338	—	—	—	—	—	—	—	—
Conversion of members' equity into common stock	—	(100)	(114,648)	—	—	114,790,438	12	114,636	—	—	—
Stock-based compensation	—	—	—	—	—	—	—	2,535	—	—	2,535
Issuance of common stock, net of costs	—	—	—	—	—	1,924,402	—	20,000	—	—	20,000
Effect of reverse recapitalization, net of costs	—	—	—	—	—	79,286,198	8	451,987	—	—	451,995
Balance as of December 31, 2019	—	—	—	—	—	196,001,038	20	589,158	(121,677)	59	467,560
Net loss	—	—	—	—	—	—	—	—	(122,448)	—	(122,448)
Other comprehensive income (loss)	—	—	—	—	—	—	—	—	—	(54)	(54)
Common stock issued related to warrants exercised	—	—	—	—	—	14,402,818	1	(1)	—	—	—
Stock-based compensation	—	—	—	—	—	—	—	9,950	—	—	9,950
Transaction costs	—	—	—	—	—	—	—	(770)	—	—	(770)
Balance as of June 30, 2020 (Unaudited)	$—	—	$—	—	$—	210,403,856	$21	$598,337	$(244,125)	$5	$354,238
See accompanying notes to consolidated financial statements.

VIRGIN GALACTIC HOLDINGS, INC.
Consolidated Statements of Cash Flows
(In thousands)

	Six Months Ended June 30,		Years Ended December 31,
	2020	2019	2019	2018	2017
	(Unaudited)
Cash flows from operating activities
Net loss	$(122,448)	$(86,661)	$(210,935)	$(138,139)	$(138,187)
Stock-based compensation	9,950	—	2,535	—	—
Depreciation and amortization	4,720	3,206	6,999	5,807	5,148
Deferred rent	—	—	—	(547)	1,464
(Gain) loss on disposal of property and equipment	67	(246)	(38)	25	—
Change in assets and liabilities
Accounts receivable	(420)	708	819	(416)	138
Inventories	(1,788)	(4,228)	(3,528)	(13,122)	(1,191)
Prepayments and other current assets	3,608	676	(12,476)	(76)	1,205
Other non-current assets	73	238	1,178	101	(4)
Due from related party, net	(285)	42	9,734	(1,786)	(3,653)
Accounts payable and accrued liabilities	263	(2,801)	(323)	3,690	62
Customer deposits	(1,628)	194	2,479	(1,240)	(1,657)
Net cash used in operating activities	(107,888)	(88,872)	(203,556)	(145,703)	(136,675)
Cash flows from investing activity
Capital expenditures	(10,139)	(8,300)	(19,411)	(10,590)	(5,597)
Cash used in investing activity	(10,139)	(8,300)	(19,411)	(10,590)	(5,597)
Cash flows from financing activities
Payments of finance lease obligations	(49)	(47)	(104)	(88)	(85)
Net transfer from Parent Company	—	101,175	106,119	156,683	137,955
Proceeds from Parent Company	—	—	56,310	—	—
Proceeds from issuance of common stock	—	—	20,000	—	—
Proceeds from reverse recapitalization	—	—	500,000	—	—
Transaction costs	(1,467)	—	(48,005)	—	—
Net cash provided by financing activities	(1,516)	101,128	634,320	156,595	137,870
Net increase (decrease) increase in cash and cash equivalents	(119,543)	3,956	411,353	302	(4,402)
Cash, cash equivalents and restricted cash at beginning of year	492,721	81,368	81,368	81,066	85,468
Cash, cash equivalents and restricted cash at end of year	$373,178	$85,324	$492,721	$81,368	$81,066

Cash and cash equivalents	$359,912	$76,897	$480,443	$73,990	$75,426
Restricted cash	13,266	8,427	12,278	7,378	5,640
Cash, cash equivalents and restricted cash	$373,178	$85,324	$492,721	$81,368	$81,066
See accompanying notes to consolidated financial statements.

VIRGIN GALACTIC HOLDINGS, INC.
Notes to Consolidated Financial Statements
(1) Organization
Virgin Galactic Holdings, Inc. and its wholly owned subsidiaries (“VGH, Inc.”) are focused on the development, manufacture and operations of spaceships and related technologies for the purpose of conducting commercial human spaceflight and flying commercial research and development payloads into space. The development and manufacturing activities are located in Mojave, California with plans to operate the commercial spaceflights out of Spaceport America located in New Mexico.
VGH, Inc. was originally formed as a Cayman Islands exempted company on May 5, 2017 under the name Social Capital Hedosophia Holdings Corp. (“SCH”). SCH was a public investment vehicle incorporated as a blank check company for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. On October 25, 2019, VGH, Inc. domesticated as a Delaware corporation and consummated the merger transactions contemplated by the Agreement and Plan of Merger, dated as of July 29, 2019, as amended on October 2, 2019, by and among VGH, Inc., Vieco USA, Inc. (“Vieco US”), Vieco 10 Limited (“Vieco 10”) , TSC Vehicle Holdings, Inc., (“TSCV”), Virgin Galactic Vehicle Holdings, Inc., (“VGVH”), Virgin Galactic Holdings, LLC (“VGH LLC” and, collectively with TSCV and VGVH, the “VG Companies”), and the other parties thereto (the “Virgin Galactic Business Combination”). The closing of the Virgin Galactic Business Combination occurred on October 25, 2019 and, in connection with the closing, SCH re-domiciled as a Delaware corporation under the name Virgin Galactic Holdings, Inc. Upon closing, the entities comprising the VG Companies became wholly owned subsidiaries of VGH, Inc. and in exchange the VGH, Inc. common stock due to Vieco 10 as consideration was received and directly held by Vieco US. On March 16, 2020, Vieco US distributed its shares of VGH, Inc. to Vieco 10 and, in connection with such distribution, Vieco 10 executed a joinder to the Stockholders' Agreement and the Registration Rights Agreement entered into in connection with the consummation of the Virgin Galactic Business Combination. On July 30, 2020, Vieco 10 subsequently distributed its shares of our common stock to Virgin Investments Limited (“VIL”) and Aabar Space, Inc. (“Aabar”) and, in connection with such distribution, VIL and Aabar executed a joinder to the Stockholders’ Agreement and the Registration Rights Agreement.
Throughout the notes to the consolidated financial statements, unless otherwise noted, “we,” “us,” “our,” the “Company” and similar terms refer to the VG Companies prior to the consummation of the Virgin Galactic Business Combination, and VGH, Inc. and its subsidiaries after the Virgin Galactic Business Combination. Prior to the Virgin Galactic Business Combination and prior to the series of Vieco 10 reorganizational steps, Galactic Ventures, LLC (“GV”), a wholly-owned subsidiary of Vieco 10, was the direct parent of VG Companies.
Global Pandemic
On March 11, 2020, the World Health Organization characterized the outbreak of COVID-19 as a global pandemic and recommended containment and mitigation measures. Since then, extraordinary actions have been taken by international, federal, state, and local public health and governmental authorities to contain and combat the outbreak and spread of COVID-19 in regions throughout the world. These actions include travel bans, quarantines, “stay-at-home” orders, and similar mandates for many individuals to substantially restrict daily activities and for many businesses to curtail or cease normal operations.
Consistent with the actions taken by governmental authorities, including California, New Mexico and the United Kingdom, where most of our workforce is located, we have taken appropriately cautious steps to protect our workforce and support community efforts. As part of these efforts, and in accordance with applicable government directives, we initially reduced and then temporarily suspended on-site operations at our facilities in Mojave, California and Spaceport America, New Mexico in late March 2020. Starting late March 2020, approximately two-thirds of our employees and contractors were able to complete their duties from home, which enabled much critical work to continue, including engineering analysis and drawing releases for VSS Unity, VMS Eve and the second SpaceShipTwo vehicle, process documentation updates, as well as workforce training and education. The remaining one-third of our workforce was unable to perform their normal duties from home. In April 2020, in accordance with our classification within the critical infrastructure designation, we resumed limited operations under revised operational and manufacturing plans that conform to the latest COVID-19 health precautions. This includes universal facial covering requirements, rearranging facilities to follow social distancing protocols, conducting active

VIRGIN GALACTIC HOLDINGS, INC.
Notes to Consolidated Financial Statements
daily temperature checks and undertaking regular and thorough disinfecting of surfaces and tools. We are also testing employees and contractors for COVID-19 on a regular basis. However, the COVID-19 pandemic and the continued precautionary actions taken related to COVID-19 have adversely impacted, and are expected to continue to adversely impact, our operations, including the completion of the development of our spaceflight systems and our scheduled spaceflight test programs.
As of the date of this prospectus, most of our employees whose work requires them to be in our facilities are now back on-site, but we have experienced, and expect to continue to experience, reductions in operational efficiency due to illness from COVID-19 and precautionary actions taken related to COVID-19. For the time being, we are encouraging those employees who are able to work from home to continue doing so.
The COVID-19 pandemic and the protocols and procedures we have implemented in response to the pandemic have caused some delays in operational and maintenance activities, including delays in our test flight program. The full impact of the COVID-19 pandemic on our business and results of operations subsequent to June 30, 2020 will depend on future developments, such as the ultimate duration and scope of the outbreak and its impact on our operations necessary to complete the development of our spaceflight systems, our scheduled spaceflight test programs and commencement of our commercial flights. In addition to existing travel restrictions, countries may continue to maintain or reimpose closed borders, impose prolonged quarantines, or further restrict travel. We believe our cash and cash equivalents on hand at June 30, 2020 and management's operating plan, will provide sufficient liquidity to fund our operations for at least the next twelve months from the issuance of these financial statements. If we experience a significant delay due to our workforce getting ill or if the pandemic worsens, we may take additional actions, such as further reducing costs.
(2) Summary of Significant Accounting Policies
(a) Virgin Galactic Business Combination and Basis of Presentation
The Virgin Galactic Business Combination was accounted for as a reverse recapitalization. Under this method of accounting, SCH has been treated as the acquired company for financial reporting purposes. This determination was primarily based on current shareholders of the VG Companies having a relative majority of the voting power of the combined entity, the operations of the VG Companies prior to the acquisition comprising the only ongoing operations of the combined entity, and senior management of the VG Companies comprising the majority of the senior management of the combined entity. Accordingly, for accounting purposes, the financial statements of the combined entity represent a continuation of the financial statements of the VG Companies with the acquisition being treated as the equivalent of the VG Companies issuing stock for the net assets of SCH, accompanied by a recapitalization. The net assets of SCH were recognized as of the date of the Virgin Galactic Business Combination at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Virgin Galactic Business Combination in these financial statements are those of the VG Companies and the accumulated deficit of VG Companies has been carried forward after the Virgin Galactic Business Combination. Earnings per share calculations for all periods prior to the Virgin Galactic Business Combination have been retrospectively adjusted for the equivalent number of shares outstanding immediately after the Virgin Galactic Business Combination to effect the reverse acquisition.
These consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) and pursuant to the rules and regulations of the U.S. Securities and Exchange Commission (“SEC”). All intercompany transactions and balances between the various legal entities comprising the Company have been eliminated in consolidation.
Prior to the Virgin Galactic Business Combination, these consolidated financial statements have been derived from the historical consolidated financial statements of Vieco 10 and include assets, liabilities, revenues and expenses directly attributable to our operations and allocations of corporate expenses from the Vieco 10 and GV for providing certain corporate functions, which included, but are not limited to, general corporate expenses related to finance, legal, compliance, facilities, and employee benefits. Following the Virgin Galactic Business Combination, these consolidated financial statements represent the stand-alone activity of the Company.

VIRGIN GALACTIC HOLDINGS, INC.
Notes to Consolidated Financial Statements
Prior to the Virgin Galactic Business Combination, corporate expenses were allocated to us from Vieco 10 and GV on the basis of direct usage when identifiable or on the basis of headcount. The Company, Vieco 10 and GV each consider the basis on which the expenses have been allocated to be a reasonable reflection of the utilization of services provided to or the benefit received by the Company. Following the Virgin Galactic Business Combination, the Company expects to incur additional expenses as a stand-alone company. It is not practicable to estimate actual costs that would have been incurred had the Company been a stand-alone company during the periods presented prior to the Virgin Galactic Business Combination. Actual costs that may have been incurred if the Company had been a stand-alone company would depend on a number of factors, including the chosen organizational structure, what functions were outsourced or performed by employees and strategic decisions made in areas such as information technology and infrastructure.
The historical consolidated financial statements prior to the Virgin Galactic Business Combination do not reflect any attribution of debt or allocation of interest expense.
Following the Virgin Galactic Business Combination, we perform these corporate functions using our own resources or purchased services from a related party (Note 5). We have entered into a transition service agreement with Vieco 10 in connection with the separation, many of which are expected to have terms longer than one year.
Prior to the Virgin Galactic Business Combination, the Company was historically funded as part of our Vieco 10 and GV’s treasury program. Cash and cash equivalents were managed through bank accounts legally owned by us, Vieco 10 and GV. Accordingly, cash and cash equivalents held by our Vieco 10 and GV at the corporate level were not attributable to us for any of the periods presented. Only cash amounts legally owned by entities dedicated to the Company are reflected in the condensed consolidated balance sheets. Transfers of cash, both to and from Vieco 10 and GV’s treasury program by us or related parties, are reflected as a component of net parent investment or membership equity in the consolidated balance sheets and as a financing activity on the accompanying consolidated statements of cash flows.
Prior to the Virgin Galactic Business Combination, as the various entities that make up the Company were not historically held by a single legal entity prior to the contribution of the VG Companies into VGH, LLC on July 8, 2019, total net parent investment is shown in lieu of equity in the consolidated financial statements as of the applicable historical periods. Balances between us, Vieco 10 and GV that were not historically cash settled are included in net parent investment. Net parent investment represents Vieco 10’s interest in the recorded assets of us and represents the cumulative investment by Vieco 10 in us through July 8, 2019, inclusive of operating results.
Prior to the Virgin Galactic Business Combination, certain of our employees historically participated in Vieco 10’s stock-based compensation plans in the form of options issued pursuant to Vieco 10's plan. The performance conditions set forth in Vieco 10 stock-based compensation plans resulted in no stock-based compensation expense recognized during all periods presented prior to consummation of the Virgin Galactic Business Combination.
Prior to the Virgin Galactic Business Combination, the operations of the Company were included in the consolidated U.S. federal, and certain state and local and foreign income tax returns filed by GV, where applicable. Income tax expense and other income tax related information contained in the consolidated financial statements for periods prior to the Virgin Galactic Business Combination are presented on a separate return basis as if the Company had filed its own tax returns. The income taxes of the Company as presented in the consolidated financial statements may not be indicative of the income taxes that the Company will generate in the future. Additionally, certain tax attributes such as net operating losses or credit carryforwards are presented on a separate return basis and have been removed subsequent to the Virgin Galactic Business Combination. In jurisdictions where the Company has been included in the tax returns filed by GV, any income tax receivables resulting from the related income tax provisions have been reflected in the consolidated balance sheets within net parent investment or membership equity, as applicable. Following the Virgin Galactic Business Combination, the Company will file separate standalone tax returns as we effectively became a new and separate tax filer from GV with zero tax attributes and liabilities carrying over.

VIRGIN GALACTIC HOLDINGS, INC.
Notes to Consolidated Financial Statements
(b) Reclassification
The accompanying financial statements include reclassification from prior presentation as summarized below:

	12/31/2018 As Reported	Reclassification	12/31/2018 As Adjusted
	(In thousands)
Balance Sheet
Current assets
Cash and cash equivalents	$81,368	$(7,378)	$73,990
Restricted cash and cash equivalents	—	7,378	7,378
Total current assets	119,097	—	119,097
Total assets	$156,039	$—	$156,039
We reclassified to restricted cash any cash deposits received from our future astronauts that are contractually restricted for operational use until the condition of carriage is signed or deposits are refunded. These reclassifications did not have a material impact on our condensed consolidated statements of operations or cash flows. See Note 3 for further information regarding our adoption of Accounting Standards Update 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash.
(c) Use of Estimates
The preparation of the consolidated financial statements in conformity with GAAP required us to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. We base these estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying amounts of assets and liabilities that are not readily apparent from other sources. Actual results may differ materially from these estimates. Significant estimates inherent in the preparation of the consolidated financial statements include, but are not limited to, accounting for cost of revenue, useful lives of property, plant and equipment, net, accrued liabilities, income taxes including deferred tax assets and liabilities and impairment valuation, stock-based awards and contingencies.
(d) Cash and Cash Equivalents
The Company's cash consists of cash on hand and, for periods prior to the consummation of the Virgin Galactic Business Combination, was not swept to a centralized cash pool, or maintained, operated, or legally owned by Vieco 10 and GV. We consider all highly liquid investments with an original maturity of three months or less, when acquired, to be cash equivalents.
(e) Restricted Cash
We classify as restricted cash any cash deposits received from our future astronauts, that are contractually restricted for operational use until the condition of carriage is signed or the deposits are refunded.
(f) Accounts Receivable
Accounts receivable are recorded at the invoiced amount and unbilled receivable, less an allowance for any potential expected uncollectible amounts and do not bear interest. The Company estimates allowance for doubtful accounts based on historical losses, the age of the receivable balance, credit quality of our customers, current economic conditions, and other factors that may affect the customers’ ability to pay. There was no allowance for uncollectible amounts as of June 30, 2020 and 2019, respectively, and no write-offs for the six months ended June 30, 2020 and 2019, respectively. There was no allowance for uncollectible amounts as of December 31, 2019 and 2018, respectively, and no write-offs for the years ended December 31, 2019, 2018 and 2017, respectively. The Company does not have any off balance sheet credit exposure related to its customers.

VIRGIN GALACTIC HOLDINGS, INC.
Notes to Consolidated Financial Statements
(g) Inventory
Inventories consist of raw materials expected to be used for the development of the human spaceflight program and customer specific contracts. Inventories are stated at the lower of cost or net realizable value. If events or changes in circumstances indicate that the utility of our inventories have diminished through damage, deterioration, obsolescence, changes in price or other causes, a loss is recognized in the period in which it occurs. We capitalize labor, material, subcontractor and overhead costs as work-in-process for contracts where control has not yet passed to the customer or been consumed by development activities. In addition, we capitalize costs incurred to fulfill a contract in inventories in advance of a contract award as work-in-process if we determine that the contract award is probable. The Company determines the costs of other product and supply inventories by using the first-in first-out or average cost methods.
(h) Prepayments and Other Current Assets
Prepayments consist of prepaid rent, prepaid insurance, and other general prepayments.
(i) Property, Plant and Equipment, net
Property, plant and equipment, net and leasehold improvements are stated at cost, less accumulated depreciation.
Depreciation on property, plant and equipment, net is calculated on the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the shorter period of the estimated life or the lease term.
The estimated useful lives of property and equipment are principally as follows:

Asset	Useful Life
Buildings	39 years
Leasehold Improvements	Shorter of the estimated useful life or lease term
Aircraft	20 years
Machinery & equipment	5 to 7 years
IT software and equipment	3 to 5 years
We incur repair and maintenance costs on major equipment, which is expensed as incurred.
(j) Leases
The Company determines whether an arrangement contains a lease at inception. A lease is a contract that provides the right to control an identified asset for a period of time in exchange for consideration. For identified leases, the Company determines whether it should be classified as an operating or finance lease. Operating leases are recorded in the balance sheet as: right-of-use asset (“ROU asset”) and operating lease obligation. ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. ROU assets and operating lease liabilities are recognized at the commencement date of the lease and measured based on the present value of lease payments over the lease term. The ROU asset also includes deferred rent liabilities. The Company’s lease arrangements generally do not provide an implicit interest rate. As a result, in such situations the Company uses its incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The Company includes options to extend or terminate the lease when it is reasonably certain that it will exercise that option in the measurement of its ROU assets and liabilities. Lease expense for operating leases is recognized on a straight-line basis over the lease term. The Company has some lease agreements with lease and non-lease components, which are accounted for as a single lease component.

VIRGIN GALACTIC HOLDINGS, INC.
Notes to Consolidated Financial Statements
(k) Capitalized Software
We capitalize certain costs associated with the development or purchase of internal-use software. The amounts capitalized are included in property, plant and equipment, net on the accompanying consolidated balance sheets and are amortized on a straight-line basis over the estimated useful life of the resulting software, which approximates 3 years. As of June 30, 2020, December 31, 2019 and 2018, net capitalized software totaled $3.0 million, $2.4 million and $1.3 million, including accumulated amortization of $5.5 million, $5.3 million and $5.0 million, respectively. No amortization expense is recorded until the software is ready for its intended use. For the three months ended June 30, 2020 and 2019, amortization expense related to capitalized software was $0.6 million and $0.4 million, respectively. For the years ended December 31, 2019, 2018, and 2017, amortization expense related to capitalized software was $0.8 million, $0.5 million and $0.6 million, respectively.
(l)  Long-Lived Assets
Long-lived assets primarily consist of property, plant and equipment, net and are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset to be tested for possible impairment, we first compare undiscounted cash flows expected to be generated by that asset group to its carrying amount. We assess impairment for asset groups, which represent a combination of assets that produce distinguishable cash flows. If the carrying amount of the asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying amount exceeds its fair value. Fair value is determined through various valuation techniques, including discounted cash flow models, quoted market values, and third-party independent appraisals, as considered necessary. We have not recorded any impairment charges during the periods or years presented.
(m) Other Noncurrent Assets
Other noncurrent assets consist primarily of deposits.
(n) Fair Value Measurements
We utilize valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. We estimate fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which is categorized in one of the following levels:
•Level 1 inputs: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date;
•Level 2 inputs: Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability; and
•Level 3 inputs: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at measurement date.

VIRGIN GALACTIC HOLDINGS, INC.
Notes to Consolidated Financial Statements
The carrying amounts included in the Consolidated Balance Sheets under current assets and current liabilities approximate fair value because of the short maturity of these instruments. The following tables summarize the fair value of assets that are recorded in the Company’s Consolidated Balance Sheets as of June 30, 2020, December 31, 2019 and December 31, 2018 at fair value on a recurring basis:

Fair Value Measurements as of June 30, 2020
	Level 1	Level 2	Level 3
	(Unaudited and in thousands)
Assets
Money Market	$70,103	$—	$—
Certificate of deposit	44,367	—	—
Cash Equivalents	230,446	$—	$—
Total assets at fair value	$344,916	$—	$—

Fair Value Measurements as of December 31, 2019
	Level 1	Level 2	Level 3
	(In thousands)
Assets
Money Market	$423,149	$—	$—
Certificate of deposit	42,630	—	—
Total assets at fair value	$465,779	$—	$—

Fair Value of Measurements as of December 31, 2018
	Level 1	Level 2	Level 3
	(In thousands)
Assets
Money Market	$22,908	$—	$—
Certificate of deposit	24,277	—	—
Total asset at fair value	$47,185	$—	$—
(o) Segments
Operating segments are defined as components of an entity for which separate financial information is available and that is regularly reviewed by the Chief Operating Decision Maker (“CODM”) in deciding how to allocate resources to an individual segment and in assessing performance. The Company’s CODM is its Chief Executive Officer. The Company has determined that it operates in one operating segment and one reportable segment, as the CODM reviews financial information presented on a consolidated basis for purposes of making operating decisions, allocating resources, and evaluating financial performance.
(p) Comprehensive Loss
Comprehensive loss generally represents all changes in equity other than transactions with owners. Our comprehensive loss consists of net loss and foreign currency translation adjustments.
(q) Revenue Recognition
Spaceflight operations and other revenue is recognized for providing human spaceflights and carrying payload cargo into space. While we have yet to undertake our first commercial human spaceflight, we successfully carried multiple payloads into space in February 2019 and the year ended December 31, 2018 and recognized revenue related to these spaceflights during the years ended December 31, 2019 and 2018, respectively. No revenue was

VIRGIN GALACTIC HOLDINGS, INC.
Notes to Consolidated Financial Statements
recognized for the year ended December 31, 2017. In addition, we have a sponsorship arrangement for which revenue is recognized over the sponsorship term.
Engineering services revenue is recognized for providing services for the research, design, development, manufacture, integration and sustainment of advanced technology aerospace systems, products and services. We have arrangements as a subcontractor to the primary contractor of a long-term contract with the U.S. Government and perform the specified work on a time-and-materials basis subject to a guaranteed maximum price.
For the six months Ended June 30, 2020 and 2019 and for the year ended December 31, 2019
We recognize revenue when control of the promised service is transferred to our customers in an amount that reflects the consideration we expect to be entitled to in exchange for those services.
Our spaceflight operations and other revenue contracts generally contain only one type of distinct performance obligation, carrying spaceflight payloads with delivery of the associated flight data. Revenue for each spaceflight payload is recognized at a point in time upon delivery of flight data to the customer. Revenue for future contracts for human spaceflights is expected to be recognized at a point in time upon successful completion of a spaceflight.
Our engineering services revenue contract obligates us to provide services that together are one distinct performance obligation; the delivery of engineering services. The Company elected to apply the ‘as-invoiced’ practical expedient to such revenues, and as a result, will bypass estimating the variable transaction price. Revenue is recognized as control of the performance obligation is transferred over time to the customer.
Disaggregation of Revenue
Spaceflight operations revenue, engineering services revenue and sponsorship revenue was $— million, $0.2 million and $— million and $0.8 million, $1.4 million and $0.2 million for the six months ended June 30, 2020 and 2019, respectively. Spaceflight operations revenue, engineering services revenue and sponsorship revenue was $0.8 million, $2.8 million, and $0.2 million for the year ended December 31, 2019, respectively.
Contract Balances
Contract assets are comprised of billed accounts receivable and unbilled receivables, which is the result of timing of revenue recognition, billings and cash collections. The Company records accounts receivable when it has an unconditional right to consideration.
The revenue recognized in the engineering services revenue contract often exceeds the amount billed to the customer. The Company records the portion of the revenue amounts to which the Company is entitled but for which the Company has not yet been paid as an unbilled receivable. Unbilled receivables are included in accounts receivable on the Consolidated Balance Sheets and were $0.2 million as of January 1, 2019. As of June 30, 2020 and December 31, 2019, there were no unbilled receivables. As of June 30, 2020 and December 31, 2019, the Company has no other contract assets.
Contract liabilities primarily relate to spaceflight operations and other revenue contracts and are recorded when cash payments are received or due in advance of performance. Cash payments for spaceflight services are classified as customer deposits until enforceable rights and obligations exist, when such deposits also become nonrefundable. Customer deposits become nonrefundable and are recorded as deferred revenue following the Company’s delivery of the conditions of carriage to the customer and execution of an informed consent. As of June 30, 2020 and December 31, 2019, the Company has no deferred revenue.
Payment terms vary by customer and type of revenue contract. It is generally expected that the period of time between payment and transfer of promised goods or services will be less than one year. In such instances, the Company has elected the practical expedient to not evaluate whether a significant financing component exists.

VIRGIN GALACTIC HOLDINGS, INC.
Notes to Consolidated Financial Statements
Remaining Performance Obligations
As of December 31, 2019, we have one engineering services revenue contract for which we expect to transfer all remaining promises to the customer in the fiscal year ending December 31, 2020. We do not disclose information about remaining performance obligations for (a) contracts with an original expected length of one year or less, (b) revenues recognized at the amount at which we have the right to invoice for services performed, or (c) variable consideration allocated to wholly unsatisfied performance obligations.
Contract Costs
The Company has not incurred any contract costs in obtaining or fulfilling its contracts.
All of the Company’s revenues for the six months ended June 30, 2020 are attributable to one customer and represents —% of the total accounts receivable as of June 30, 2020. All of the Company’s revenues for the year ended December 31, 2019 are attributable to two customers and represents 42% of the total accounts receivable as of December 31, 2019.
For the years ended December 31, 2018 and 2017
We recognize revenue when delivery of our obligations to our customer has occurred, the collection of the relevant receivable is probable, persuasive evidence of an arrangement exists, and the sales price is fixed or determinable. Revenue is measured at the fair value of the consideration received excluding discounts, rebates, value added tax, and other sales taxes or duty. Cash payments for spaceflight services are classified as customer deposits until persuasive evidence of an arrangement exists, when such deposits also become nonrefundable. Customer deposits become nonrefundable and are recorded as deferred revenue following the Company’s delivery of the conditions of carriage to the customer and execution of an informed consent. Spaceflight operations revenue is recognized when delivery of the service has been completed, namely the experience of spaceflight or satellite payload flight. Cash payments for sponsorships are deferred and recognized as revenue evenly over the sponsorship term. Engineering services revenue is recognized on a time-and-materials basis for direct labor hours incurred at fixed hourly rates.
Spaceflight operations revenue was $0.8 million for the year ended December 31, 2018. No spaceflight operations revenue was recognized for the year ended December 31, 2017. Engineering services revenue was $1.2 million and $1.0 million for the years ended December 31, 2018 and 2017, respectively. Sponsorship revenue was $0.8 million and $0.8 million for the years ended December 31, 2018 and 2017, respectively.
(r) Cost of Revenue
Costs of revenue related to spaceflights include costs related to the consumption of a rocket motor, fuel, payroll and benefits for our pilots and ground crew, and maintenance. Costs of revenue related to the engineering services consist of expenses related to materials and human capital, such as payroll and benefits. Once technological feasibility is reached, we will capitalize the cost to construct any additional spaceship vehicles. Costs of revenue will include spaceship vehicle depreciation once those spaceship vehicles are placed into service.
(s) Selling, General and Administrative
Selling, general and administrative expenses consist of human capital related expenses for employees involved in general corporate functions, including executive management and administration, accounting, finance, tax, legal, information technology, marketing and human resources; depreciation expense and rent relating to facilities, including the lease with Spaceport America, and equipment; professional fees and other general corporate costs. Human capital expenses primarily include salaries and benefits.
(t) Research & Development
We conduct research and development (“R&D”) activities to develop existing and future technologies that  advance our spaceflight system towards commercialization. R&D activities include basic research, applied research, concept formulation studies, design, development, and related test program activities. Costs incurred for developing

VIRGIN GALACTIC HOLDINGS, INC.
Notes to Consolidated Financial Statements
our spaceflight system and flight profiles primarily include equipment, material, and labor hours. Costs incurred for performing test flights primarily include rocket motors, fuel, and payroll and benefits for pilots and ground crew. R&D costs also include rent, maintenance, and depreciation of facilities and equipment and other allocated overhead expenses. We expense all R&D costs as incurred and have not capitalized any spaceship vehicle development costs to date.
(u) Income Taxes
As of October 25, 2019 and December 31, 2018 and for the period from January 1, 2019 through October 25, 2019 and for the years ended December 31, 2018 and 2017, we adopted the separate return approach for the purpose of presenting the combined financial statements, including the income tax provisions and the related deferred tax assets and liabilities. The historic operations of the Company reflect a separate return approach for each jurisdiction in which the Company had a presence and GV has filed tax returns for the years ended December 31, 2018 and 2017 and will file a tax return for the period from January 1, 2019 through October 25, 2019. As of December 31, 2019 and for the period from October 26, 2019 through December 31, 2019, we will file a separate stand-alone tax return.
The Company records income tax expense for the anticipated tax consequences of the reported results of operations using the asset and liability method. Under this method, the Company recognizes deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting and tax basis of assets and liabilities, as well as for operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using the tax rates that are expected to apply to taxable income for the years in which those tax assets and liabilities are expected to be realized or settled. The Company records valuation allowances to reduce its deferred tax assets to the net amount that it believes is more likely than not to be realized. Its assessment considers the recognition of deferred tax assets on a jurisdictional basis. Accordingly, in assessing its future taxable income on a jurisdictional basis, the Company considers the effect of its transfer pricing policies on that income. The Company has placed a full valuation allowance against U.S. federal and state deferred tax assets since the recovery of the assets is uncertain.
The Company recognizes tax benefits from uncertain tax positions only if it believes that it is more likely than not that the tax position will be sustained on examination by the taxing authorities based on the technical merits of the position. As the Company expands, it will face increased complexity in determining the appropriate tax jurisdictions for revenue and expense items which may differ from that of GV. The Company’s policy is to adjust these reserves when facts and circumstances change, such as the closing of a tax audit or refinement of an estimate. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences will affect the income tax expense in the period in which such determination is made and could have a material impact on its financial condition and operating results. The income tax expense includes the effects of any accruals that the Company believes are appropriate, as well as the related net interest and penalties.
(v) Long Term Incentive Plan and Cash Incentive Plan
Long Term Incentive Plan
Prior to the consummation of the Virgin Galactic Business Combination, certain members of management participated in Vieco 10’s Long Term Incentive Plan (the “LTIP Plan”). The LTIP Plan’s purpose was to enhance the ability for us to attract, motivate, and retain certain of our key executives and to strengthen their commitment to us by providing additional compensation in the form of one or more bonus pools payable under the LTIP Plan in the case of a trigger event.
Upon any trigger event (generally a stock sale, asset sale, public offering, or full return of capital at Vieco 10), a bonus pool was to be created where the realization value for such trigger event is greater than the base value, as defined by the LTIP Plan. The participants would then be entitled to receive their allocation of the bonus pool in cash within 60 days of the trigger event’s occurrence. In 2018, the LTIP Plan was cancelled and replaced with a multiyear cash incentive plan (the “Cash Incentive Plan”), described below.

VIRGIN GALACTIC HOLDINGS, INC.
Notes to Consolidated Financial Statements
Cash Incentive Plan
On June 19, 2017, the Company adopted the Cash Incentive Plan to provide cash bonuses to employees based on the attainment of three qualifying milestones with defined target dates. The maximum aggregate amount of cash awards under the Cash Incentive Plan is $30.0 million, and approved awards have been allocated equally to each milestone. Compensation cost is recognized when it is probable that a milestone will be achieved. Upon achieving each milestone by the defined target date, 50% of the cash award for that milestone will be vested and the remaining 50% will be vested upon the one year anniversary of the target date if the employee maintained employment in good standing. In the event the milestone is not achieved by the defined target date, but no later than six months after the defined target date, the milestone award would be reduced by half, of which 50% will be vested upon achieving the delayed target date and the remaining 50% will be vested upon the one year anniversary of the delayed target date if the employee maintained employment in good standing. If the milestone is not achieved by six months after the defined target date, the award attributed to that milestone would expire and the associated cash award value would be reserved for future grants under the Cash Incentive Plan.
The first qualifying milestone was not achieved under the Cash Incentive Plan. The second qualifying milestone under the Company’s multiyear cash incentive plan was amended upon the closing of the Virgin Galactic Business Combination such that the participants who remained continuously employed through the closing of the Virgin Galactic Business Combination were entitled to receive 100% of the bonus that such participant would have otherwise received upon the achievement of the original second qualifying milestone, as amended. The Company recognized and settled the $9.9 million in compensation costs owed to participants for the second qualifying milestone upon the closing of the Transaction. The remaining third milestone is deemed not probable of being achieved. As such, no accrual has been recorded related to this plan as of March 31, 2020, December 31, 2019 or December 31, 2018. In the event the Company believes a payment related to the Cash Incentive Plan will become probable in the future, an accrual will be recorded at that time based on the anticipated payout.
(w)  Concentrations of Credit Risks and Significant Vendors and Customers
Financial instruments that potentially subject us to a significant concentration of credit risk consist primarily of cash and cash equivalents and of certificates of deposit. In respect to accounts receivable, we are not exposed to any significant credit risk to any single counterparty or any company of counterparties having similar characteristics.
(x) Foreign Currency
The functional currency of our foreign subsidiary operating in the United Kingdom is the local currency. Assets and liabilities are translated to the United States dollar using the period-end rates of exchange. Revenue and expenses are translated to the United States dollar using average rates of exchange for the period. Exchange differences arising from this translation of foreign currency are recorded as other comprehensive income.
(y) Stock-Based Compensation
We recognize all stock-based awards to employees and directors as stock-based compensation expense based upon their fair values on the date of grant.
We estimate the fair value of stock-based payment awards on the date of grant. The value of the portion of the award that is ultimately expected to vest is recognized as an expense during the requisite service periods. We have estimated the fair value for each option award as of the date of grant using the Black-Scholes option pricing model. The Black-Scholes option pricing model considers, among other factors, the expected life of the award and the expected volatility of our stock price. We recognize the stock-based compensation expense over the requisite service period using the straight-line method for service condition only awards, which is generally a vesting term of four years. Stock options typically have a contractual term of 10 years. The stock options granted have an exercise price equal to the closing stock price of our common stock on the grant date. Compensation expense for restricted stock units are based on the market price of the shares underlying the awards on the grant date. Compensation expense for performance-based awards reflects the estimated probability that the performance condition will be met. Compensation expense for awards with total stockholder return performance metrics reflects the fair value

VIRGIN GALACTIC HOLDINGS, INC.
Notes to Consolidated Financial Statements
calculated using the Monte Carlo simulation model, which incorporates stock price correlation and other variables over the time horizons matching the performance periods.
(3) Recent Accounting Pronouncements
Changes to GAAP are established by the Financial Accounting Standards Board (“FASB”) in the form of Accounting Standards Updates (“ASU”).
The Company considers the applicability and impact of all ASUs. ASUs not listed below were assessed and determined to be either not applicable or are expected to have minimal impact on our consolidated financial position and results of operations.
(a) Issued Accounting Standard Updates
In August 2018, the FASB issued ASU 2018-13, Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement (Topic 820), which modified the disclosure requirements on fair value measurements. ASU 2018-13 is effective for annual and interim periods in fiscal years beginning after December 15, 2019, with early adoption permitted for removed or modified disclosures. The Company is currently assessing the impact of ASU 2018-13 in its consolidated financial statements.
In May 2019, the FASB issued ASU 2019-05, Financial Instruments - Credit Losses (Topic 326). The purpose of ASU 2019-05 is to provide the option to irrevocably elect the fair value option applied on an instrument-by-instrument basis for certain financial assets upon adoption of ASU 2016-13. Adoption of ASU 2019-05 coincides with the adoption of ASU 2016-13 and will therefore be effective for interim and annual reporting periods beginning after December 15, 2019. The Company’s traded accounts receivables are within the scope of ASU 2019-05. The Company has concluded that historical data, adjusted for any current events and expected future economic factors, is the most appropriate modelling information to determine the Company’s expected credit losses. The Company is currently assessing the impact of ASU 2019-05 in its consolidated financial statements.
In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740), which affects general principles within Topic 740, and are meant to simplify and reduce the cost of accounting for income taxes. It removes certain exceptions to the general principles in Topic 740 and simplifies areas including franchise taxes that are partially based on income, transactions with a government that result in a step up in the tax basis of goodwill, the incremental approach for intraperiod tax allocation, interim period income tax accounting for year-to-date losses that exceed anticipated losses and enacted changes in tax laws in interim periods. The changes are effective for annual periods beginning after December 15, 2020. The Company is currently assessing the impact of ASU 2019-12 in its consolidated financial statements.
(b) Adopted Accounting Standard Updates
Leases
In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), with subsequent amendments. The amended ASU 2016-02 requires lessees to recognize on the balance sheet a right-of-use asset, representing its right to use the underlying asset for the lease term, and a lease liability for all leases with terms greater than 12 months. Under legacy GAAP, operating leases were not recognized by a lessee in its balance sheet. In general, the asset and liability each equal the present value of lease payments. The recognition, measurement, and presentation of expenses and cash flows arising from a lease by a lessee have not significantly changed from current GAAP. The amended ASU 2016-02 retains a distinction between finance leases (i.e., capital leases under current GAAP) and operating leases. The classification criteria for distinguishing between finance leases and operating leases will be substantially similar to the classification criteria for distinguishing between capital leases and operating leases under current GAAP. The amended ASU 2016-02 also requires qualitative and quantitative disclosures designed to assess the amount, timing, and uncertainty of cash flows arising from leases. A modified retrospective transition approach shall be used when adopting ASU 2016-02, which includes a number of optional practical expedients that entities may elect to apply.

VIRGIN GALACTIC HOLDINGS, INC.
Notes to Consolidated Financial Statements
Prior to January 1, 2019, the Company accounted for leases under ASC 840, Accounting for Leases. Effective January 1, 2019, the Company adopted the guidance of ASC 842, Leases, which requires an entity to recognize a right-of-use asset (lessee's right to use an asset over the life of a lease or “ROU”) and a lease liability for virtually all leases. The Company adopted ASC 842 under the simplified transition method, which allows companies to forgo the comparative reporting requirements initially required under the modified retrospective transition approach and apply the new guidance prospectively. The new standard provides a number of optional practical expedients in transition. The Company elected the ‘package of practical expedients’, which permitted the Company not to reassess under the new standard its prior conclusions about lease identification, lease classification and initial direct costs; and all of the new standard’s available transition practical expedients. As a result, the comparative financial information has not been updated and the required disclosures prior to the date of adoption have not been updated and continue to be reported under the accounting standards in effect for those periods. The adoption of ASC 842 on January 1, 2019 resulted in the recognition of operating lease right-of-use assets of $16.7 million, lease liabilities for operating leases of $24.8 million, and a zero cumulative-effect adjustment to accumulated deficit. The Company elected to exclude from its balance sheets recognition of leases having a term of 12 months or less (“short-term leases”). Lease expense is recognized on a straight-line basis over the lease term. The adoption did not have a significant impact on the Consolidated Statement of Operations and Comprehensive Loss because the majority of the Company’s leases are currently classified as operating, which under the guidance will continue to be recognized as expense on a straight-line basis. The adoption, however, resulted in a significant gross-up in total assets and total liabilities on the consolidated balance sheet. The amount of the liability represents the aggregate discounted amount of the Company’s minimum lease obligations as of the reporting date. The difference between the asset and liability amounts represents deferred rent liabilities and lease incentives as of the reporting date that are netted against the asset amount. As of December 31, 2019, total future undiscounted minimum payments under our operating leases amounted to $48.8 million.
Revenue from Contracts with Customers
In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606). The core principle of ASU 2014-09 is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In addition, ASU 2014-09 requires additional disclosure around the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers.
On January 1, 2019, the Company adopted ASU 2014-09 and applied this guidance to those contracts which were not completed at the date of adoption using the modified retrospective method. The Company elected to not separately evaluate the effects of each contract modification before the date of initial application. The comparative information has not been restated and continues to be reported under our accounting policies in effect for those periods.
The Company did not have a cumulative effect of initially applying the new revenue standard and there was no adjustment to the opening balance of net parent investment. There were also no effects on net cash provided by operating activities, net cash used in investing activities or net cash used in financing activities for the year ended December 31, 2019.
Other
Effective January 1, 2019, we early adopted ASU 2018-02, Income Statement-Reporting Comprehensive Income (Topic 220): Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income, which allows companies to reclassify from accumulated comprehensive other income to retained earnings stranded tax effects resulting from the enactment of the Tax Act. ASU 2018-02 was enacted on December 22, 2017 and requires certain disclosures about the stranded tax effects. An entity has the option of applying the new guidance at the beginning of the period of adoption or retrospectively to each period (or periods) in which the tax effects related to items remaining in accumulated other comprehensive income are recognized. The adoption of ASU 2018-02 did not have a material impact on the Company’s consolidated financial statements.

VIRGIN GALACTIC HOLDINGS, INC.
Notes to Consolidated Financial Statements
Effective January 1, 2019, we adopted ASU 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash and retrospectively for the years presented, which requires restricted cash and restricted cash equivalents to be included with cash and cash equivalents when reconciling the beginning and ending amounts in the statements of cash flows. The adoption of ASU 2016-18 did not have a material effect on the Company's consolidated financial statements.
Effective January 1, 2019, we adopted ASU 2018-07, Stock Compensation - Nonemployee Share-Based Payments (Topic 718), which simplifies the accounting for share-based payments to nonemployees by aligning with the accounting for share-based payments to employees, with certain exceptions. The adoption of ASU 2018-07 did not have a material effect on the Company’s consolidated financial statements.
Effective January 1, 2018, we adopted ASU 2017-09, Stock Compensation – Scope of Modification Accounting (Topic 718), which requires an entity to apply modification accounting in Topic 718 for changes to terms or conditions of a share-based payment awards. The adoption of ASU 2017-09 did not have a material effect on the Company’s consolidated financial statements.
Effective January 1, 2017, we adopted ASU 2016-09, Compensation – Stock Compensation (Topic 718), which requires an entity to recognize excess tax benefits and tax deficiencies (including tax benefits of dividends) on share-based compensation awards as income tax expense. Previously such benefits or deficiencies were recognized in the balance sheet as adjustments to additional paid-in capital. The adoption of ASU 2016-09 did not have a material impact on the Company’s consolidated financial statements.
Effective January 1, 2017, we adopted ASU 2015-11, Inventory (Topic 330): Simplifying the Measurement of Inventory, which requires an entity to measure inventory at the lower of cost or net realizable value and eliminates current GAAP options for measuring market value. ASU 2015-11 defines realizable value as the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. The adoption of ASU 2015-11 did not have a material impact on the Company’s consolidated financial statements.
(4) Virgin Galactic Business Combination
The closing of the Virgin Galactic Business Combination occurred on October 25, 2019. In connection with the Virgin Galactic Business Combination:
•Holders of 15,877,288 Class A public shares of SCH exercised their rights to redeem those shares to cash, of which 3,771,178 shares were redeemed on September 9, 2019 at a redemption price approximating $10.37 per share for an aggregate redemption of $39.1 million and 12,106,110 shares were redeemed on October 23, 2019 at a redemption price approximating $10.39 per share for an aggregate redemption of $125.7 million;
•SCH filed a notice of deregistration with the Cayman Islands Registrar of Companies and concurrently filed a certificate of incorporation and a certificate of corporate domestication with the Secretary of State of the State of Delaware under the name Virgin Galactic Holdings, Inc.;
•Upon the domestication, each issued and outstanding Class A ordinary share, par value $0.0001 per share, of SCH was converted, on a one-for-one basis, into one share of VGH, Inc. common stock, par value $0.0001 per share;
•Upon the domestication, each issued and outstanding Class B ordinary share, par value $0.0001 per share, of SCH was converted, on a one-for-one basis, into one share of VGH, Inc. common stock; provided, however, that with respect to the 17,250,000 Class B ordinary shares of SCH held by SCH Sponsor Corp. (the “Sponsor”), the Sponsor instead received 15,750,000 shares of VGH, Inc. common stock;
•VGH, Inc. issued 130,000,000 new shares of its common stock to Vieco US at a deemed value of $10.00 per share for an aggregate merger consideration of $1.3 billion in exchange for all outstanding shares of common stock or limited liability company interests, as applicable, of each of the VG Companies;

VIRGIN GALACTIC HOLDINGS, INC.
Notes to Consolidated Financial Statements
•Vieco US elected for VGH, Inc. to repurchase 5,209,562 shares of VGH, Inc. common stock held by Vieco US at a price of $10.00 per share in cash for an aggregate cash consideration of $52.1 million (the “Repurchase”);
•Vieco US elected for Chamath Palihapitiya, SCH's chief executive officer and member of its board of directors, to purchase 10,000,000 shares of the VGH, Inc. common stock held by Vieco US at a price of $10.00 per share in cash, of which has no impact to the cash and cash equivalents balance held by VGH, Inc. subsequent to the Virgin Galactic Business Combination or the total shares of VGH, Inc.’s common stock issued and outstanding (the “Secondary Purchase”);
•VGH, Inc. settled the outstanding underwriting fees incurred by SCH in connection with the SCH initial public offering that were deferred until the closing of the Virgin Galactic Business Combination for which the final cash amount owed subsequent to all redemptions was $21.9 million and recorded as a reduction to additional paid-in capital;
•VGH, Inc. settled the $30.0 million in remaining unpaid direct and incremental transaction costs incurred by SCH, Vieco 10, and the VG Companies prior to, or concurrent with, the closing of the Virgin Galactic Business Combination, of which $25.1 million was settled in cash and $4.9 million was settled by the issuance of 413,486 shares of VGH, Inc. common stock. These transaction costs were recorded as a reduction to additional paid-in capital;
•An entity affiliated with The Boeing Company (“Boeing”) purchased 1,924,402 newly issued shares of VGH, Inc. common stock in exchange for aggregate consideration of $20.0 million;
•The VG Companies settled the $9.9 million owed to participants of the amended cash incentive plan upon the achievement of the second qualifying milestone in connection with the closing of the Virgin Galactic Business Combination.
•SCH granted 1,500,000 RSU awards to certain former members of the board of directors of SCH in connection with the Virgin Galactic Business Combination that are to be settled in VGH, Inc. common stock (the “Director RSU Awards”). The Director RSU Awards were vested upon grant and remain unsettled as the underlying shares have not been issued.
Remaining funds held in the trust account of $453.0 million, before proceeds raised pursuant to the issuance of new shares to Boeing and payment by the VG Companies to settle the amounts owed under the second qualifying milestone of the Cash Incentive Plan, were released to be used for working capital and general corporate purposes.
After giving effect to the redemption of the Class A public shares, the Repurchase, and the Secondary Purchase, shares of our common stock issued and outstanding immediately after the closing of the Virgin Galactic Business Combination were as follows:

Shareholder	No. of Shares	% Ownership
Vieco US	114,790,438	58.6%
VGH, Inc.'s public shareholders	53,122,712	27.1%
SCH Sponsor Corp. & related parties (including Mr. Palihapitiya)	25,750,000	13.1%
Boeing	1,924,402	1.0%
Shares issued to settle transaction costs(1)	413,486	0.2%
Total(2)	196,001,038	100.0%
__________________
(1)Shares were issued in November 2019 as partial consideration for advisory services rendered in connection with the Virgin Galactic Business Combination.
(2)Outstanding shares of our common stock excludes the 1,500,000 shares of our common stock underlying the Director RSU Awards that were granted by SCH in connection with the Virgin Galactic Business Combination. The Director RSU Awards vested at the closing of the Virgin Galactic Business Combination but will not settle into shares of common stock until a date, selected by us, that occurs between January 1, 2020 and December 31, 2020.

VIRGIN GALACTIC HOLDINGS, INC.
Notes to Consolidated Financial Statements
Transaction Costs
Advisory, financing, integration and other transaction costs directly incurred by Virgin Galactic Business Combination totaled $52.9 million for the year ended December 31, 2019, including $4.9 million in stock-based compensation expense recorded for the shares issued to the financial advisors.
(5) Related Party Transactions
The Company licenses its brand name from certain entities affiliated with Virgin Enterprises Limited (“VEL”), a company incorporated in England. VEL is an affiliate of Vieco 10. Under the trademark license, the Company has the exclusive right to operate under the brand name “Virgin Galactic” worldwide. Royalty payables, excluding sponsorship royalties, for the use of license are the greater of 1% of revenue or $0.05 million per quarter, adjusted to $0.04 million per quarter , adjusted from $0.02 million per quarter effective on the fourth quarter of 2017, prior to the commercial launch date. Sponsorship royalties payable are 25% of revenue. We paid license and royalty fees of $0.10 million and $0.04 million for the six months ended June 30, 2020 and 2019, respectively. We paid license and royalty fees of $0.08 million, $0.09 million and $0.15 million for the years ended December 31, 2019, 2018, and 2017, respectively.
As a result of the Virgin Galactic Business Combination, the Company entered into a transition services agreement ("TSA") with Virgin Orbit, LLC ("VO") and GV on October 25, 2019. Prior to the Virgin Galactic Business Combination, the VG Companies historically performed certain services for VO, Vieco 10 and GV. The Company is allocated corporate expenses from Vieco 10 and GV for corporate-related functions based on an allocation methodology that considers our headcount, unless directly attributable to the business. General corporate overhead expense allocations include tax, accounting and auditing professional fees, and certain employee benefits. From the effective date to the period ended December 31, 2019, the Company billed VO, Vieco 10 and GV for services provided under the TSA. For the six months ended June 30, 2020, there was no corporate expense allocated to us from Vieco 10 and Vieco US. For the six months ended June 30, 2019, we were allocated $0.17 million corporate expenses, net, from Vieco 10 and GV. We were allocated $1.20 million, $0.13 million and $0.13 million corporate expenses, net, from Vieco 10 and GV for the years ended December 31, 2019, 2018 and 2017, respectively. Corporate expenses are included within selling, general and administrative expenses in the accompanying consolidated statements of operations.
The Company is allocated operating expense from VO Holdings, Inc. and its subsidiaries (“VOH”), a majority owned company of Vieco 10 and GV for operations-related functions based on an allocation methodology that considers our headcount, unless directly attributable to the business. Operating expense allocations include use of machinery and equipment and other general administrative expenses. We were allocated $0.1 million and $0.1 million of operating expenses, net, from VOH for the six months ended June 30, 2020 and 2019, respectively. The Company has a payable to VOH of $0.1 million as of June 30, 2019. We were allocated $0.2 million, $0.3 million, and $0.3 million of operating expenses, net, from VOH for each of the years ended December 31, 2019, 2018, and 2017, respectively. The Company has a (payable) receivable (to) from VOH of $(0.80) million and $9.0 million as of December 31, 2019 and 2018, respectively.
(6) Inventory
As of June 30, 2020, December 31, 2019 and 2018, inventory is comprised of the following:

	As of June 30,	As of December 31,
	2020	2019	2018
	(Unaudited)
	(In thousands)
Raw Materials	$24,923	$22,578	$20,940
Work in-progress	3,682	4,239	2,348
Total inventory	$28,605	$26,817	$23,288

VIRGIN GALACTIC HOLDINGS, INC.
Notes to Consolidated Financial Statements
For the six months ended June 30, 2020, we wrote down $1.1 million due to excess and obsolescence. There were no write-downs of inventories to net realizable value for the six months ended June 30, 2019. For the year ended December 31, 2019, the Company wrote down $0.3 million due to excess and obsolescence and there were no write downs of inventory to net realizable value for the years ended December 31, 2018 and 2017.
(7) Property, Plant and Equipment, net
As of June 30, 2020, December 31, 2019 and 2018, property, plant and equipment, net consists of the following :

	As of June 30,	As of December 31,
	2020	2019	2018
	(Unaudited)
	(In thousands)
Buildings	$9,142	$9,142	$9,142
Leasehold improvements	23,930	20,048	16,570
Aircraft	195	320	320
Machinery and equipment	35,918	33,608	22,114
IT software and equipment	20,002	17,151	13,602
Construction in progress	6,057	3,674	620
	95,244	83,943	62,368
Less accumulated depreciation and amortization	(39,217)	(34,610)	(28,154)
Property, plant and equipment, net	$56,027	$49,333	$34,214
Total depreciation and amortization for the six months ended June 30, 2020 and 2019 was $4.7 million and $3.2 million, respectively, of which $2.1 million and $1.3 million was recorded in research and development expense, respectively.
Total depreciation and amortization for the years ended December 31, 2019, 2018 and 2017 was $6.9 million, $5.8 million and $5.1 million, respectively, of which $3.7 million, $1.2 million and $1.4 million was recorded in research and development expense, respectively.
(8) Leases
We lease our offices and other facilities and certain manufacturing and office equipment under long-term, non-cancelable operating and finance leases. Some leases include options to purchase, terminate, or extend for one or more years. These options are included in the lease term when it is reasonably certain that the option will be exercised. We do not recognize ROU assets and lease liabilities for leases with terms at inception of twelve months or less.
At inception, we determine if an arrangement contains a lease and whether that lease meets the classification criteria of a finance or operating lease. Some of our arrangements contain lease components (e.g., minimum rent payments) and non-lease components (e.g., services). We have elected to account for these lease and non-lease components as a single lease component. We are also electing not to apply the recognition requirements to short-term leases of twelve months or less and instead will recognize lease payments as expense on a straight-line basis over the lease term.
Operating lease right-of-use assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. ROU assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. The Company utilizes its incremental borrowing rate in determining the present value of lease payments unless the implicit rate is readily determinable. The Company’s incremental borrowing rate varies between 8.3% to 11.8% depending on the

VIRGIN GALACTIC HOLDINGS, INC.
Notes to Consolidated Financial Statements
length of the lease. This was determined by a third-party valuation firm based on market yields. The operating lease ROU asset includes any lease payments made and excludes lease incentives. Our variable lease payments primarily consist of lease payments resulting from changes in the consumer price index. Variable lease payments are excluded from the ROU assets and lease liabilities and are recognized in the period in which the obligation for those payments is incurred. Our ROU assets and lease payments may include options to extend or terminate the lease when it is reasonably certain that we will exercise that option. Lease expense for minimum lease payments is recognized on a straight-line basis over the lease term.
Finance leases are recorded as an asset and an obligation at an amount equal to the present value of the minimum lease payments during the lease term. Amortization expense and interest expense associated with finance leases are included in selling, general, and administrative expense and interest expense, respectively, on the consolidated statements of comprehensive loss.
The following table approximates the impact that the adoption of ASC 842 had on the Company’s consolidated balance sheet as impacted by landlord provided incentives and the present value of future cash flows calculation against both the asset and liability:
The components of lease expense related to leases for the period are as follows:

	Six Months Ended June 30,		Year ended December 31,
	2020	2019	2019
	(Unaudited)
	(In thousands)
Lease Cost:
Operating lease expense	$2,162	$1,815	$4,243
Short-term lease expense	123	93	219
Finance lease cost:
Amortization of right-of-use assets	55	56	98
Interest on lease liabilities	17	10	29
Total finance lease cost	72	66	127
Variable lease cost	775	264	803
Total lease cost	$3,132	$2,238	$5,392

VIRGIN GALACTIC HOLDINGS, INC.
Notes to Consolidated Financial Statements
The components of supplemental cash flow information related to leases for the period are as follows:

	Six Months Ended June 30,		Year Ended December 31,
	2020	2019	2019
	(Unaudited)
	(In thousands, except term and rate data)
Cash flow information:
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	$2,545	$2,197	$4,462
Operating cash flows from finance leases	$18	$7	$29
Financing cash flows from finance leases	$49	$47	$104

Non-cash activity:
Right-of-use assets obtained in exchange for lease obligations:
Operating leases	$34	$16,746	$17,658
Finance Leases	$48	$358	$430

Other Information:
Weighted average remaining lease term:
Operating leases (in years)	13.20	13.96	13.36
Finance leases (in years)	3.47	4.63	3.96

Weighted average discount rates:
Operating leases	11.77%	11.79%	11.77%
Finance leases	8.92%	10.70%	9.37%
The supplemental balance sheet information related to leases for the period is as follows:

	As of
	June 30, 2020	December 31, 2019
	(Unaudited)
	(In thousands)
Operating leases
Long-term right-of-use assets	$16,120	$16,632

Short-term operating lease liabilities	$2,049	$2,354
Long-term operating lease liabilities	20,968	21,867
Total operating lease liabilities	$23,017	$24,221
Lease expense for the six months ended June 30, 2020 and 2019 was $3.1 million and $2.2 million, respectively. Lease expense for the years ended December 31, 2019, 2018 and 2017 was $5.3 million, $4.5 million and $3.9 million, respectively.

VIRGIN GALACTIC HOLDINGS, INC.
Notes to Consolidated Financial Statements
(9) Accrued Liabilities
A summary of the components of accrued liabilities are as follows:

	June 30,	December 31,
	2020	2019	2018
	(Unaudited)
	(In thousands)
Accrued payroll	$3,864	$2,027	$3,386
Accrued vacation	3,705	2,797	2,717
Accrued bonus	3,730	6,502	5,828
Other accrued expenses	9,511	10,951	6,235
Total accrued liabilities	$20,810	$22,277	$18,166
(10) Long-term Debt

	As of
	June 30,	December 31,	December 31,
	2020	2019	2018
	(Unaudited)
	(In thousands)
Commercial loan	$930	$—	$—
	930	—	—

Less: Current portion	(310)	—	—
Non-current portion	$620	$—	$—
Aggregate maturities of long-term debt as of June 30, 2020 are as follows:

(In thousands)
2020 (for the remaining period)	$310
2021	310
2022	310
$930
On June 18, 2020, we financed the purchase of software licenses through a loan totaling approximately $930 thousand. The loan amortized in three equal annual installment of approximately $310 thousand with the final payment due on October 1, 2022 with 0% interest rate. The loan is secured by a standby letter of credit issued from our financial institution and restricted cash has been recorded for the corresponding outstanding balance.
The imputed interest of this loan was immaterial.
(11) Income Taxes
As of October 25, 2019 and December 31, 2018 and for the period from January 1, 2019 through October 25, 2019 and for the years ended December 31, 2018 and 2017, we adopted the separate return approach for the purpose of presenting the combined financial statements, including the income tax provisions and the related deferred tax assets and liabilities. The historic operations of the Company reflect a separate return approach for each jurisdiction in which the Company had a presence and GV filed tax returns for the years ended December 31, 2018 and 2017, respectively. GV will file tax returns for the period from January 1, 2019 through October 25, 2019. As of

VIRGIN GALACTIC HOLDINGS, INC.
Notes to Consolidated Financial Statements
December 31, 2019, and for the period from October 26, 2019 through December 31, 2019, we will file separate standalone tax returns.
For the years ended December 31, 2019, 2018 and 2017, loss before income taxes are as follows:

	Years ended December 31,
	2019	2018	2017
	(In thousands)
U.S. operations	$(211,405)	$(137,952)	$(138,368)
Foreign operations	532	(40)	336
Loss before income taxes	$(210,873)	$(137,992)	$(138,032)
Income tax expense attributable to loss from continuing operations consists of:

	Current	Deferred	Total
	(In thousands)
Year ended December 31, 2019
U.S. operations	$—	$—	$—
State and local	27	—	27
Foreign jurisdiction	50	(15)	35
	$77	$(15)	$62

Year ended December 31, 2018
U.S. operations	$—	$—	$—
State and local	2	—	2
Foreign jurisdiction	142	3	145
	$144	$3	$147

Year ended December 31, 2017
U.S. operations	$—	$—	$—
State and local	7	—	7
Foreign jurisdiction	130	18	148
	$137	$18	$155
Prior to the Virgin Galactic Business Combination, the Company's income tax return was included in the consolidated U.S. Federal and state tax returns of GV. The Virgin Galactic Business Combination resulted in a separation from GV whereby the historical tax attributes including research and development tax credits, net operating loss carryforwards, income taxes payable and reserves for uncertain tax positions remain with GV. Immediately following the Virgin Galactic Business Combination, the Company effectively became a new and separate tax filer from GV with zero tax attributes and liabilities carrying over.
In accordance with ASC 740-20-45-11, the Virgin Galactic Business Combination is considered a transaction among or with its shareholders requiring the tax effects to be recorded through equity. Were it not for the valuation allowance, the Company would have recorded a tax expense of $130.5 million through equity to account for the change in deferred tax assets and liabilities. Due to the offsetting decrease in the valuation allowance on the Company’s U.S. federal and state net deferred tax assets, there is a corresponding the net tax benefit of $(130.5) million resulting in zero total tax effect recorded to equity. Further, as a result of the Virgin Galactic Business Combination, the estimated purchase price consideration (“Purchase Price”) was allocated to the Company’s assets pursuant to Internal Revenue Code §1060 and related Treasury Regulations with the remaining balance of an estimated $230.5 million recorded to tax goodwill in deferred tax assets and liabilities. The estimated tax goodwill

VIRGIN GALACTIC HOLDINGS, INC.
Notes to Consolidated Financial Statements
represent provisional amounts and the Company’s current best estimates. Any subsequent adjustments recorded to the provisional amounts will be recorded as adjustments to tax expense for the year ending December 31, 2020.
Deferred Tax Assets and Liabilities
Deferred income taxes reflect the net tax effects of (a) temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, and (b) operating losses and tax credit carryforwards.
The Company records income tax expense for the anticipated tax consequences of the reported results of operations using the asset and liability method. Under this method, the Company recognizes deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting and tax basis of assets and liabilities, as well as for operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using the tax rates that are expected to apply to taxable income for the years in which those tax assets and liabilities are expected to be realized or settled. The Company records valuation allowances to reduce its deferred tax assets to the net amount that it believes is more likely than not to be realized. Its assessment considers the recognition of deferred tax assets on a jurisdictional basis. Accordingly, in assessing its future taxable income on a jurisdictional basis, the Company considers the effect of its transfer pricing policies on that income. The Company has placed a full valuation allowance against U.S. federal and state deferred tax assets since the recovery of the assets is uncertain.
The tax effects of significant items comprising the Company’s deferred taxes are as follows:

	2019	2018
	(In thousands)
Deferred tax assets:
Net operating loss carryforwards	$10,981	$177,297
Start-up costs	—	97,195
Research and development	2,955	43,367
Accrued liabilities	3,402	872
Deferred rent	1,843	1,555
Deferred revenue	8	618
Plant and equipment, principally due to differences in depreciation and capitalized interest	1,254	—
Goodwill	230,543	—
Total gross deferred tax assets	250,986	320,904
Less valuation allowance	(250,818)	(317,444)
Net deferred tax assets	$168	$3,460
Deferred tax liabilities:
Plant and equipment, principally due to differences in depreciation and capitalized interest	$—	$(3,313)
Total gross deferred tax liabilities	—	(3,313)
Net deferred tax assets	$168	$147
ASC 740 requires that the tax benefit of net operating losses (“NOLs”), temporary differences and credit carryforwards be recorded as an asset to the extent that management assesses that realization is “more likely than not.” Realization of the future tax benefits is dependent on the Company’s ability to generate sufficient taxable income within the carryforward period. Management believes that recognition of the deferred tax assets arising from the above-mentioned future tax benefits from operating loss carryforwards is currently not likely to be realized and, accordingly, has provided a valuation allowance has provided a full valuation allowance against its deferred tax assets.

VIRGIN GALACTIC HOLDINGS, INC.
Notes to Consolidated Financial Statements
During the year ended December 31, 2019, as a result of the Virgin Galactic Business Combination, the Company obtained an increase in the U.S. federal and state tax basis of its assets. This resulted in a significant change the Company’s deferred tax balances and valuation allowance presented in the required disclosure when comparing December 31, 2019 to December 31, 2018.
The changes in valuation allowance related to current year operating activity was an increase in the amount of $65.0 million during the year ended December 31, 2019. The overall change in valuation allowance for the year included a $130.5 million increase recorded directly to equity related to a deferred tax adjustments recorded as a result of the Virgin Galactic Business Combination.
NOLs and tax credit gross carryforwards as of December 31, 2019 are as follows:

	Amount	Expiration Years
	(In thousand)
NOLs, Federal	$45,375	See notes below
NOLs, State	$20,809	See notes below
Tax credits, Federal	$1,755	See notes below
Tax credits, State	$1,200	See notes below
The effective tax rate of the Company’s (provision) benefit for income taxes differs from the federal statutory rate as follows:

	Years Ended December 31,
	2019		2018		2017
	(In thousands, except percentage)
Statutory rate	$(44,401)	21.0%	$(28,978)	21.0%	$(48,311)	35.0%
Rate change	0	—%	0	—%	108,906	(78.9)%
State income tax	(5,867)	2.8%	(9,497)	6.9%	(7,922)	5.7%
Research & Development	(8,593)	4.1%	(3,806)	2.8%	(2,367)	1.7%
Change in valuation allowance	64,515	(30.5)%	43,476	(31.5)%	(51,864)	37.6%
Reduction of allocated R&D from GV	(8,376)	4.0%	—	—%	—	—%
Other, net	2,784	(1.4)%	(1,048)	0.8%	1,713	(1.1)%
Total	$62	—%	$147	—%	$155	—%
The total tax provision for the period January 1, 2019 through December 31, 2019 excludes the tax effects of the Virgin Galactic Business Combination which was recorded to equity.
Net Operating Losses
All tax attributes, including net operating losses (“NOL’s”) generated prior to the Virgin Galactic Business Combination were realized by GV. There are no subsequent changes to the ownership structure and accordingly, there are no IRC limitations to the Company’s NOL’s, and Tax Credits generated for the period from October 26, 2019 to December 31, 2019.
As of December 31, 2019, the Company has approximately $45.4 million and $20.8 million of federal and state NOLs respectively. Under the new Tax Cuts and Jobs Act, all NOLs incurred after December 31, 2017 are carried forward indefinitely for federal tax purposes. California has not conformed to the indefinite carry forward period for NOLs. The NOLs begin expiring in the calendar year 2039 for state purposes.
In the ordinary course of its business, the Company incurs costs that, for tax purposes, are determined to be qualified research and development ("R&D") expenditures within the meaning of IRC §41 and are, therefore,

VIRGIN GALACTIC HOLDINGS, INC.
Notes to Consolidated Financial Statements
eligible for the Increasing Research Activities credit under IRC §41. The R&D tax credit carryforward as of December 31, 2019 is $1.8 million and $1.2 million for Federal and State, respectively. The R&D tax credit carryforwards begin expiring in the calendar year 2039 for federal purposes. The Company has adjusted the deferred tax assets related to Federal R&D credit carryover to account for any expiring tax credits.
Uncertain Tax Positions
The Company recognizes tax benefits from uncertain tax positions only if it believes that it is more likely than not that the tax position will be sustained on examination by the taxing authorities based on the technical merits of the position. As the Company expands, it will face increased complexity in determining the appropriate tax jurisdictions for revenue and expense items. The Company’s policy is to adjust these reserves when facts and circumstances change, such as the closing of a tax audit or refinement of an estimate. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences will affect the income tax expense in the period in which such determination is made and could have a material impact on its financial condition and operating results. The income tax expense includes the effects of any accruals that the Company believes are appropriate, as well as the related net interest and penalties.
As of December 31, 2019, the Company has total uncertain tax positions of $0.9 million of which $0.7 million is net of tax related to R&D tax credit, which is recorded as a reduction of the deferred tax asset related credit carry-forwards. No interest or penalties have been recorded related to the uncertain tax positions. A reconciliation of the beginning and ending balances of unrecognized tax benefits is as follows:

	Years ending December 31,
	2019	2018
	(In thousands)
Balance at the beginning of the year	$18,040	$16,984
Additions based on tax positions related to current year	3,324	1,067
Additions based on tax positions related to prior years	—	—
Deductions based on tax positions related to prior years	(9)	(11)
Reductions of allocated tax attributes from GV	(20,450)	—
Balance at the end of year	$905	$18,040
The U.S. federal and state unrecognized tax benefits through October 25, 2019 were calculated under the separate return method and relieved as a result of the Virgin Galactic Business Combination. Accordingly, the tabular rollforward reflects other reductions for the unrecognized tax benefits accrued up to the date of the Virgin Galactic Business Combination. The ending unrecognized tax benefits at December 31, 2019 are for the expected tax positions taken during the period from October 26, 2019 through December 31, 2019.
It is not expected that there will be a significant change in uncertain tax position in the next 12 months. The Company is subject to U.S. federal and state income tax as well as to income tax in multiple state jurisdictions, and one foreign jurisdiction. In the normal course of business, the Company is subject to examination by tax authorities. There are no tax examinations in progress as of December 31, 2019. The U.S. federal and state income tax returns for the period from October 26, 2019 through December 31, 2019 will be the Company’s first tax returns filed as a stand-alone tax filer and therefore the statute of limitations will be determined by the date on which the tax returns are filed and in accordance with the statute periods in the respective taxing jurisdictions. The statute of limitations for our foreign tax jurisdiction is open for tax years after December 31, 2017.
Six Months Ended June 30, 2020 and 2019 (Unaudited)
Income tax (benefit) expense was $(0.01) million and $0.09 million for the six months ended June 30, 2020 and 2019, respectively. The effective income tax rate was nil for six months ended June 30, 2020 and 2019. Our effective tax rate differs from the U.S. statutory rate primarily due to a substantially full valuation allowance against our net deferred tax assets where it is more likely than not that some or all of the deferred tax assets will not be realized.

VIRGIN GALACTIC HOLDINGS, INC.
Notes to Consolidated Financial Statements
(12) Stockholders' Equity
Preferred and Common Stock
The total number of shares of all classes of capital stock which we have authority to issue is 710,000,000 of which 700,000,000 are common stock, par value $0.0001 per share, and 10,000,000 are preferred stock par value $0.0001 per share. The designations and the powers, privileges and rights, and the qualifications, limitations or restrictions thereof in respect to each of our class of capital stock are as follows:
(a)Preferred Stock - Subject to the stockholders’ agreement entered in connection with the Virgin Galactic Business Combination, the Company's Board of Directors (the “Board”) is expressly granted authority to issue shares of the preferred stock, in one or more series, and to fix for each such series such voting powers, full or limited, or no voting powers, and such designations, preferences and relative participating, optional or other special rights and such qualifications, limitations or restrictions thereof, including without limitation thereof, dividend rights, conversion rights, redemption privileges and liquidation preferences, as shall be stated and expressed in the resolution or resolutions adopted by the Board providing for the issue of such series all to the fullest extent now or hereafter permitted by Delaware Law.
(b)Common Stock - Each holder of common stock is entitled to one vote for each share of common stock held by such holder. The holders of common stock are entitled to the payment of dividends when and as declared by the Board in accordance with applicable law and to receive other distributions from the Company. Any dividends declared by the Board to the holders of the then outstanding shares of common stock will be paid to the holders thereof pro rata in accordance with the number of shares of common stock held by each such holder as of the record date of such dividend.
In the event of any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, the funds and assets of the Company that may be legally distributed to the Company’s stockholders will be distributed among the holders of the then outstanding shares of Common Stock pro rata in accordance with the number of shares of common stock held by each such holder. The foregoing rights of the holders of the common stock are subject to and qualified by the rights of, the holders of the preferred stock of any series as may be designated by the Board upon any issuance of the preferred stock of any series.
Warrants
In SCH's initial public offering, each unit sold at a price of $10.00 per unit consisted of one Class A ordinary share and one-third of one warrant (each whole warrant, a “SCH Public Warrant”). In connection with the Virgin Galactic Business Combination, upon Domestication, each then issued and outstanding redeemable SCH Public Warrant (including SCH Public Warrants that were part of SCH's outstanding units at the time of the Virgin Galactic Business Combination) converted automatically into a redeemable warrant (the “VGH Public Warrants”). Each VGH Public Warrant entitles the holder to purchase one ordinary share of VGH, Inc. common stock at a price of $11.50 per share and were exercisable as of December 31, 2019. Unless earlier redeemed, the VGH Public Warrants will expire five years from the completion of the Virgin Galactic Business Combination. The Company may redeem the outstanding VGH Public Warrants at a price of $0.01 per VGH Public Warrant upon a minimum of 30 days’ prior written notice of redemption, and only in the event that the last sale price of the Company's common stock is at least $18.00 per share for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which notice of redemption is given. If the Company redeems the VGH Public Warrants as described above, it will have the option to require all holders that wish to exercise their VGH Public Warrants to do so on a “cashless basis.” As of December 31, 2019, there were 22,999,977 outstanding VGH Public Warrants (including VGH Public Warrants that were part of VGH, Inc.'s then outstanding units).
Simultaneously with the consummation of the initial public offering of SCH, the Sponsor purchased 8,000,000 warrants to purchase one SCH Class A ordinary share at an exercise price of $11.50 (the “SCH Private Placement Warrants”) at a price of $1.50 per warrant, or $12.0 million in the aggregate, in a private placement. In connection with the Virgin Galactic Business Combination, upon the domestication, each of the then-outstanding SCH Private

VIRGIN GALACTIC HOLDINGS, INC.
Notes to Consolidated Financial Statements
Placement Warrants converted automatically into a warrant to acquire one share of VGH, Inc. common stock pursuant to the Warrant Agreement (the “VGH Private Placement Warrants”).
Each VGH Private Placement Warrant entitles the holder to purchase one ordinary share of VGH, Inc. common stock for $11.50 per share. The VGH Private Placement Warrants are identical to the VGH Public Warrants except that the SCH Private Placement Warrants are not redeemable by VGH, Inc., and may be exercised for cash or on a cashless basis so long as they are held by the Sponsor or any of its permitted transferees. Additionally, pursuant to the terms of the amended and restated registration rights agreement entered in connection with the consummation of the Virgin Galactic Business Combination, the Sponsor has the right to have the resale of such shares of VGH, Inc. common stock acquired upon exercise of the VGH Private Placement Warrants registered under the Securities Act of 1933, as amended.
As of June 30, 2020 and December 31, 2019, there were nil and 22,999,977 VGH Public Warrants outstanding, respectively. As of both June 30, 2020 and December 31, 2019, there were also 8,000,000 VGH Private Placement Warrants outstanding that were issued in the VGH Private Placement Warrants.
Under the terms of the warrant agreement (the “Warrant Agreement”) between us and Continental Stock Transfer & Trust Company, as warrant agent, the VGH Public Warrants became exercisable on a cashless basis on January 27, 2020, based on the exchange ratio as calculated under the Warrant Agreement at the time of the exercise. On March 13, 2020 and pursuant to the terms of the Warrant Agreement, we announced that all VGH Public Warrants that remained unexercised immediately after 5:00 p.m. New York City time on April 13, 2020 (the “Redemption Date”) would be redeemed for $0.01 per warrant. Warrant holders could exercise their VGH Public Warrants at any time from March 13, 2020 and prior to the Redemption Date on a cashless basis, and receive 0.5073 shares of common stock per VGH Public Warrant surrendered for exercise. Immediately after the Redemption Date, 295,305 VGH Public Warrants remained unexercised and were redeemed at a redemption price of $0.01 per VGH Public Warrant in accordance with the terms of the Warrant Agreement. The VGH Private Placement Warrants were not subject to the redemption and remain outstanding.
(13) Earnings per Share
The following table presents net loss per share and related information:

	Six Months Ended June 30,		Years Ended December 31,
	2020	2019	2019	2018	2017
	(Unaudited)
	(in thousands, except for per share data)
Basic and diluted:
Net loss	$(122,448)	$(86,661)	$(210,935)	$(138,139)	$(138,187)
Weighted average shares of common stock outstanding	207,097,047	193,663,150	194,378,154	193,663,150	193,663,150
Basic and diluted net loss per share	$(0.59)	$(0.45)	$(1.09)	$(0.71)	$(0.71)
Earnings per share calculations for all periods prior to the Virgin Galactic Business Combination have been retrospectively adjusted for the equivalent number of shares outstanding immediately after the Virgin Galactic Business Combination to effect the reverse recapitalization. Subsequent to the Virgin Galactic Business Combination, earnings per share will be calculated based on the weighted average number of common stock then outstanding.
Basic and dilutive net loss per share is computed by dividing the net loss for the period by the weighted average number of common stock outstanding during the period. The weighted average shares of common stock outstanding is based on the 193,663,150 shares of common stock outstanding immediately after the reverse recapitalization in connection with Virgin Galactic Business Combination and assumes these shares have been outstanding as of the beginning of the earliest period presented. The weighted average shares of common stock outstanding also reflects as of the closing date of the Virgin Galactic Business Combination the issuance of 1,924,402 shares to Boeing, the issuance of 413,486 shares to settle transaction costs and the common stock equivalent of the vested 1,500,000

VIRGIN GALACTIC HOLDINGS, INC.
Notes to Consolidated Financial Statements
Director RSU Awards granted in connection to the Virgin Galactic Business Combination that remain unsettled as of June 30, 2020 and December 31, 2019.
As of June 30, 2020, December 31, 2019 and June 30, 2019, the Company has excluded the potential effect of warrants to purchase shares of common stock totaling 8,000,000, 30,999,977 and 30,999,977, respectively, shares and the dilutive effect of outstanding stock options and unvested restricted stock units, as described in Note 14, in the calculation of diluted loss per share, as the effect would be anti-dilutive due to losses incurred.
(14) Stock-Based Compensation
2014 Stock Plan
Prior to the Virgin Galactic Business Combination, the Company maintained a stock-based compensation plan (the “2014 Plan”) at the Vieco 10 level.
The 2014 Stock Plan provided for grants of nonqualified stock options for employees. The exercise price was determined based on invested capital at the time of the grant, and escalates by an 8% hurdle rate on an annual basis. The exercisability of these options was based on time and performance vesting conditions. Performance vesting was defined as change in control, defined as greater than 50% at Vieco 10 or an initial public offering at the Vieco 10, provided such change in control or initial public offering at Vieco 10, occurred on or before the seventh anniversary of the applicable grant date. In the event that the performance vesting condition were satisfied prior to the full satisfaction of the time vesting condition, the option would have continued to vest and become exercisable in accordance with the vesting schedule unless the compensation committee approved to fully vest these options. On October 25, 2019, the 2014 Stock Plan was canceled and was replaced with the 2019 Incentive Award Plan (the “2019 Plan”). As the performance conditions set forth in the 2014 Plan were not probable of being met, no stock-based compensation expense was recognized for the period from January 1, 2019 through October 25, 2019 or the years December 31, 2018, and 2017. No options were exercisable for the period from January 1, 2019 through October 25, 2019 or the years ended December 31, 2018 or 2017.

		Options outstanding
	Shares available for grant	Number of shares granted	Weighted- average exercise price	Weighted- average contractual term (in years)
Balances as of December 31, 2016	1,775,660	840,525	$7.50	5.14
Authorized	—	—
Granted	(167,750)	167,750	8.66
Forfeited	750	(750)	9.66
Balances as of December 31, 2017	1,608,660	1,007,525	7.69	4.50
Authorized	—	—
Granted	(1,000)	1,000	9.44
Forfeited	134,125	(134,125)	7.72
Balances as of December 31, 2018	1,741,785	874,400	7.70	3.53
Authorized	—	—
Granted	—	—	—
Forfeited	154,775	(154,775)	7.68
Cancelled	(1,896,560)	(719,625)	7.70
Balances as of October 25, 2019	—	—	$—	0.00

VIRGIN GALACTIC HOLDINGS, INC.
Notes to Consolidated Financial Statements
2019 Plan
The Board and stockholders of the Company adopted the 2019 Plan in connection with the Virgin Galactic Business Combination. Pursuant to the 2019 Plan, up to 21,208,755 shares of common stock have been reserved for issuance, upon exercise of awards made to employees, directors and other service providers.
The Company made a grant of stock options to certain employees in connection with the consummation of the Virgin Galactic Business Combination. Twenty five percent of such stock options cliff vest at the grant date first anniversary and will ratably vest monthly over the next three years, subject to continued employment on each vesting date. Vested options will be exercisable at any time until ten years from the grant date, subject to earlier expiration under certain terminations of service and other conditions. The stock options granted have an exercise price equal to the closing stock price of our common stock on the grant date. The following table sets forth the summary of options activity under the Plans (dollars in thousands except per share data):

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (in years)	Aggregate Intrinsic Value(1)
Options outstanding as of December 31, 2018	—	$—	0.00	—
Granted	6,212,609	11.58
Exercised	—	—
Forfeited options	(90,565)	11.79
Options outstanding as of December 31, 2019	6,122,044	11.58	9.83	—
Granted	334,894	13.87
Exercised	—	—
Forfeited options	(171,830)	11.79
Options outstanding at June 30, 2020 (Unaudited)	6,285,108	11.69	9.31	$29,225,752

Options exercisable at June 30, 2020 (Unaudited)	—	$—	9.31	—
__________________
(1)Aggregate intrinsic value is calculated based on the difference between our closing stock price at period end and the exercise price, multiplied by the number of in-the-money options and represents the pre-tax amount that would have been received by the option holders, had they exercised all their options on the period end date.
For the six months ended June 30, 2020, we recorded $6.0 million of stock-based compensation expense of which $3.9 million and $2.1 million was included in selling, general and administrative expenses and research and development, respectively. As of June 30, 2020, the unrecognized stock-based compensation related to these options was $40.7 million and is expected to be recognized over a weighted-average period of 3.3 years.
For the year ended December 31, 2019, we recorded $1.9 million of stock-based compensation expense of which $1.2 million and $0.7 million was included in selling, general and administrative expenses and research and development, respectively. At December 31, 2019, the unrecognized stock-based compensation related to these options was $44.8 million and is expected to be recognized over a weighted-average period of 3.8 years.
Restricted Stock Units
The RSUs vest over four years with 25% cliff vest at the first year anniversary of the grant date and ratably over the next three years and granted that the Company's share price value is greater than $10 per share at the time RSUs vest. Stock-based compensation expense for the RSUs is recognized on a straight-line basis using the Monte Carlo valuation method for the RSUs granted to employees.

VIRGIN GALACTIC HOLDINGS, INC.
Notes to Consolidated Financial Statements
On March 10, 2020, we modified the RSU grants made in connection with the closing of the Virgin Galactic Business Combination by removing one of the vesting criteria requiring our share price value to be greater than $10 per share at the time RSUs vest. No other terms of the awards were modified. Stock-based compensation expense related to the modification was calculated by taking the incremental fair value based on the difference between the fair value of the modified award and the fair value of the original award. Given the RSUs were unvested at the time of modification, the incremental stock-based compensation expense will prospectively be expensed over the remaining vesting period. Total incremental stock-based compensation expense recorded as a result of the modification was $1.1 million for the six months ended June 30, 2020.
For the six months ended June 30, 2020, we recorded $3.9 million of RSU expense of which $2.5 million and $1.5 million was included in selling, general and administrative expenses and research & development, respectively. At June 30, 2020, the unrecognized stock-based compensation related to RSUs was $45.7 million and is expected to be recognized over a weighted-average period of 3.4 years.
For the year ended December 31, 2019, we recorded $0.5 million of RSU expense of which $0.3 million and $0.2 million was included in selling, general and administrative expenses and research & development, respectively. At December 31, 2019, the unrecognized stock-based compensation related to RSUs was $12.0 million and is expected to be recognized over a weighted-average period of 3.8 years.
RSU activity during the six months ended June 30, 2020 and year ended December 31, 2019 was as follows:

	Shares	Weighted Average Fair Value
Outstanding at December 31, 2018	—	$—
Granted	1,795,209	7.11
Vested	—	—
Forfeited	(27,495)	7.11
Outstanding at December 31, 2019	1,767,714	7.11
Granted	531,458	14.11
Vested	—	—
Forfeited	(63,472)	8.05
Outstanding at June 30, 2020 (Unaudited)	2,235,700	$17.42
Fair value of our RSUs is based on our closing stock price on the date of grant. The weighted average grant date fair value of RSUs that were granted for the six months ended June 30, 2020 and for the year ended December 31, 2019 was $38.9 million and $12.8 million, respectively.
Stock-Based Compensation
We use the Black-Scholes option pricing model to determine the fair value of stock options. The determination of the fair value of stock-based payment awards on the date of grant using an option-pricing model is affected by our stock price as well as assumptions regarding complex and subjective variables. These variables include the expected stock price volatility over the term of the awards, risk-free interest rate and expected dividends.
We estimated expected volatility based on historical data of the price of our common stock over the expected term of the options. The expected term, which represents the period of time that options granted are expected to be outstanding, is estimated based on guidelines provided in U.S. SEC Staff Accounting Bulletin No. 110 and represents the average of the vesting tranches and contractual terms. The risk-free rate assumed in valuing the options is based on the U.S. Treasury rate in effect at the time of grant for the expected term of the option. We do not anticipate paying any cash dividends in the foreseeable future and, therefore, used an expected dividend yield of zero in the option pricing model. Stock-based compensation awards are amortized on a straight-line basis over a four-year period. We made an accounting policy election to account for forfeitures the period they occur.

VIRGIN GALACTIC HOLDINGS, INC.
Notes to Consolidated Financial Statements
The weighted average assumptions used to value the option grants are as follows:

	As of
	June 30, 2020	December 31, 2019
	(Unaudited)
Expected life (in years)	6.0	6.0
Volatility	75.3%	75.0%
Risk free interest rate	1.2%	1.7%
Dividend yield	—%	—%
The weighted average fair value per option at the grant date for options issued during the six months ended June 30, 2020 and for the year ended December 31, 2019 was $7.73 and $7.63, respectively.
(15) Commitments and Contingencies
(a) Leases
The Company has certain non-cancelable operating leases primarily for its premises. These leases generally contain renewal options for periods ranging from 3 to 20 years and require the Company to pay all executory costs, such as maintenance and insurance. Certain lease arrangements have rent free periods or escalating payment provisions, and we recognize rent expense of such arrangements on a straight line basis.
Future minimum lease payments under non-cancelable operating leases (with initial or remaining lease terms in excess of one year) and future minimum finance lease payments as of June 30, 2020 are as follows:

	Operating Leases	Finance Leases
	(Unaudited and in thousands)
2020 (for the remaining period)	$2,474	$73
2021	4,105	133
2022	3,282	118
2023	3,227	90
2024	3,226	34
Thereafter	29,737	—
Total lease payments	46,051	448
Less:
Imputed interest/present value discount	(23,034)	(60)
Present value of lease liabilities	$23,017	$388

VIRGIN GALACTIC HOLDINGS, INC.
Notes to Consolidated Financial Statements
Future minimum lease payments under non-cancelable operating leases (with initial or remaining lease terms in excess of one year) and future minimum finance lease payments as of December 31, 2019 are as follows:

	Operating Leases	Finance Leases
	(In thousands)
Year ending December 31:
2020	$5,006	$57
2021	4,093	117
2022	3,269	102
2023	3,226	82
2024	3,226	34
Thereafter	30,000	—
Total lease payments	48,820	392
Less:
Imputed interest/present value discount	(24,599)	(71)
Present value of lease liabilities	$24,221	$321
As of December 31, 2018, our contractual obligations for future minimum lease payments with initial or remaining non-cancelable lease terms in excess of one year are as follows:

Payments Due by Periods
(In thousands)
< 1 year	$4,072
1-3 years	7,772
3-5 years	7,310
> 5 years	32,339
Total	$51,493
(b) Legal Proceedings
From time to time, the Company is a party to various lawsuits, claims and other legal proceedings that arise in the ordinary course of business. The Company applies accounting for contingencies to determine when and how much to accrue for and disclose related to legal and other contingencies. Accordingly, the Company discloses contingencies deemed to be reasonably possible and accrues loss contingencies when, in consultation with legal advisors, it is concluded that a loss is probable and reasonably estimable. Although the ultimate aggregate amount of monetary liability or financial impact with respect to these matters is subject to many uncertainties and is therefore not predictable with assurance, management believes that any monetary liability or financial impact to the Company from these matters, individually and in the aggregate, beyond that provided at June 30, 2020 and December 31, 2019, would not be material to the Company’s financial position, results of operations or cash flows. However, there can be no assurance with respect to such result, and monetary liability or financial impact to the Company from legal proceedings, lawsuits and other claims could differ materially from those projected.
In September 2018, a former contractor employed through a third party staffing agency, alleged on behalf of himself and other aggrieved employees that the Company and the staffing agency, purportedly violated California state wage and hour laws. In March 2020, the Company agreed to settle this matter for $1.9 million. For the six months ended June 30, 2020, the Company recorded an additional legal settlement expense of $0.2 million and was recorded in selling, general and administrative expenses in the condensed consolidated statements of operations.
For the year ended December 31, 2018, the Company received $28.0 million from a legal settlement received from one of its suppliers, which was recorded in other income in the consolidated statements of operations and comprehensive loss for the year ended December 31, 2018.

VIRGIN GALACTIC HOLDINGS, INC.
Notes to Consolidated Financial Statements
(16) Employee Benefit Plan
The Company has defined contribution plans, under which the Company pays fixed contributions into a separate entity, and additional contributions to the plans are based upon a percentage of the employees’ elected contributions. The Company will have no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution plans are recognized within selling, general, and administrative expenses and research and development in the consolidated statements of operations and comprehensive loss, as incurred. Defined contributions were $2.0 million and $1.7 million for the six months ended June 30, 2020 and 2019, respectively. Defined contributions were $4.1 million, $3.6 million and $2.7 million for the years ended December 31, 2019, 2018 and 2017, respectively.
(17) Supplemental Cash Flow Information

	Six Months Ended June 30,		Years ended December 31,
	2020	2019	2019	2018	2017
	(Unaudited)
	(In thousands)
Supplemental disclosure
Cash payments for:
Income tax paid	$34	$86	$226	$176	$350
	$34	$86	$226	$176	$350

Schedule for noncash operating activities
Adoption of ASC 842 leases - Operating leases	$—	$—	$17,658	$—	$—
	$—	$—	$17,658	$—	$—

Schedule for noncash investing activities
Unpaid property, plant, and equipment received	$1,287	$1,147	$2,571	$1,288	$602
	$1,287	$1,147	$2,571	$1,288	$602

Schedule for noncash financing activities
Issuance of common stocks through “cashless” warrants exercised	$360,742	$—	$—	$—	$—
Long-term debt	930	—	—	—	—
Conversion of VGH, LLC membership units to VGH, Inc. common stock	—	—	114,648	—	—
Unpaid transaction costs	—	—	4,875	—	—
Adoption of ASC 842 leases - Finance leases	—	—	430	—	—
	$361,672	$—	$119,953	$—	$—

VIRGIN GALACTIC HOLDINGS, INC.
Notes to Consolidated Financial Statements
(18) Quarterly Financial Data (Unaudited)
Summarized unaudited quarterly financial data for quarters ended March 31, 2018 through June 30, 2020 is as follows:

Quarters Ended:			March 31, 2020	June 30, 2020
			(In thousands, except for per share data)
Net sales			$238	$—
Gross Profit			$65	$—
Net loss			$(59,930)	$(62,518)

Basic net loss per share(1)			$0.30	$0.30
Diluted net loss per share(1)			$0.30	$0.30

Quarters Ended:	March 31, 2019	June 30, 2019	September 30, 2019	December 31, 2019
	(In thousands, except for per share data)
Net sales	$1,782	$638	$832	$529
Gross profit	$776	$360	$426	$215
Net loss	$(42,593)	$(44,068)	$(51,475)	$(72,799)

Basic net loss per share(1)	$(0.22)	$(0.23)	$(0.27)	$(0.37)
Diluted net loss per share(1)	$(0.22)	$(0.23)	$(0.27)	$(0.37)

Quarters Ended:	March 31, 2018	June 30, 2018	September 30, 2018	December 31, 2018
	(In thousands, except for per share data)
Net sales	$507	$669	$386	$1,287
Gross profit	$312	$545	$318	$473
Net loss	$(40,562)	$(12,676)	$(39,184)	$(45,717)

Basic net loss per share(1)	$(0.21)	$(0.07)	$(0.20)	$(0.24)
Diluted net loss per share(1)	$(0.21)	$(0.07)	$(0.20)	$(0.24)
__________________
(1)Net loss per share calculations for the quarters ended March 31, 2018 through September 30, 2019 are based on the weighted average basic and diluted shares totaling 193,663,150. Net loss per share calculations for the quarters ended June 30, 2020, March 31, 2020 and December 31, 2019 are based on the weighted average basic and diluted shares of 211,784,541, 202,409,552 and 194,378,154, respectively.

20,489,977 Shares of Common Stock
PROSPECTUS

Credit Suisse		Morgan Stanley
BofA Securities	Barclays	Goldman Sachs & Co. LLC	UBS Investment Bank	Cowen	Jefferies

                , 2020

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 13. Other Expenses of Issuance and Distribution
The following is an estimate of the expenses (all of which are to be paid by the registrant) that we may incur in connection with the securities being registered hereby.

SEC registration fee	$68,665
FINRA filing fee	$79,850
New York Stock Exchange listing fee	$90,000
Printing and engraving expenses	$65,000
Legal fees and expenses	$350,000
Accounting fees and expenses	$100,000
Miscellaneous expenses	$11,485
Total	$765,000

Item 14. Indemnification of Directors and Officers
Subsection (a) of Section 145 of the General Corporation Law of the State of Delaware (the “DGCL”) empowers a corporation to indemnify any person who was or is a party or who is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful.
Subsection (b) of Section 145 empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person acted in any of the capacities set forth above, against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.
Section 145 further provides that to the extent a director or officer of a corporation has been successful on the merits or otherwise in the defense of any action, suit or proceeding referred to in subsections (a) and (b) of Section 145, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith; that indemnification provided for by Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; and the indemnification provided for by Section 145 shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of such person’s heirs, executors and administrators. Section 145 also empowers the corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify such person against such liabilities under Section 145.
Section 102(b)(7) of the DGCL provides that a corporation’s certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit.
Any underwriting agreement or distribution agreement that the registrant enters into with any underwriters or agents involved in the offering or sale of any securities registered hereby may require such underwriters or dealers to indemnify the registrant, some or all of its directors and officers and its controlling persons, if any, for specified liabilities, which may include liabilities under the Securities Act of 1933, as amended.
Additionally, our certificate of incorporation limits the liability of our directors to the fullest extent permitted by the DGCL, and our bylaws provide that we will indemnify them to the fullest extent permitted by such law. We have entered into and expect to continue to enter into agreements to indemnify our directors, executive officers and other employees as determined by our board of directors. Under the terms of such indemnification agreements, we required to indemnify each of our directors and officers, to the fullest extent permitted by the laws of the state of Delaware, if the basis of the indemnitee’s involvement was by reason of the fact that the indemnitee is or was our director or officer or was serving at our request in an official capacity for another entity. We must indemnify our officers and directors against all reasonable fees, expenses, charges and other costs of any type or nature whatsoever, including any and all expenses and obligations paid or incurred in connection with investigating, defending, being a witness in, participating in (including on appeal), or preparing to defend, be a witness or participate in any completed, actual, pending or threatened action, suit, claim or proceeding, whether civil, criminal, administrative or investigative, or establishing or enforcing a right to indemnification under the indemnification agreement. The indemnification agreements also require us, if so requested, to advance all reasonable fees, expenses, charges and other costs that such director or officer incurred, provided that such person will return any such advance if it is ultimately determined that such person is not entitled to indemnification by us. Any claims for indemnification by our directors and officers may reduce our available funds to satisfy successful third-party claims against us and may reduce the amount of money available to us.
Item 15. Recent Sales of Unregistered Securities
Since June 1, 2017, we have made sales of the following unregistered securities:
•On November 4, 2019, we issued 413,486 shares of our common stock to a financial advisor as partial consideration for advisory services rendered in connection with the Virgin Galactic Business Combination.
•On October 25, 2019, we issued 130,000,000 shares of our common stock to Vieco US as consideration for its share capital in the VG Companies.
•On October 25, 2019, we issued 1,924,402 shares of our common stock to Boeing HorizonX Ventures, LLC for aggregate consideration of $20.0 million.
•On October 25, 2019, we issued restricted stock units covering 1,500,000 shares of our common stock to certain former and current members of our board of directors as consideration for their service on our board.

•On September 18, 2017, we issued 8,000,000 warrants to SCH Sponsor Corp. in a private placement at a price of $1.50 per warrant for aggregate consideration of $12.0 million.
We issued the foregoing securities in transactions not involving an underwriter and not requiring registration under Section 5 of the Securities Act of 1933, as amended, in reliance on the exemption afforded by Section 4(a)(2) thereof.
Item 16. Exhibits

		Incorporated by Reference
Exhibit No.	Exhibit Description	Form	File No.	Exhibit	Filing Date	Filed Herewith
1.1	Form of Underwriting Agreement					X

2.1(3)	Agreement and Plan of Merger, dated July 9, 2019, by and among the Registrant, Vieco 10 Limited, Foundation Sub 1, Inc., Foundation Sub 2, Inc., Foundation Sub LLC, TSC Vehicle Holdings, Inc., Virgin Galactic Vehicle Holdings, Inc. and Virgin Galactic Holdings, LLC	8-K/A	001-38202	2.1	07/11/2019

2.1(a)(3)
Amendment No. 1 to Agreement and Plan of Merger, dated October  2, 2019, by and among the Registrant, Vieco 10 Limited, Foundation Sub 1, Inc., Foundation Sub 2, Inc., Foundation Sub LLC, TSC Vehicle Holdings, Inc., Virgin Galactic Vehicle Holdings, Inc., Virgin Galactic Holdings, LLC and Vieco USA, Inc.
		S-4	333-233098	2.1(a)	10/03/2019

3.1	Certificate of Incorporation of the Registrant	8-K	001-38202	3.1	10/29/2019

3.2	By-Laws of the Registrant	8-K	001-38202	3.2	10/29/2019

4.1	Specimen Common Stock Certificate of the Registrant	8-K	001-38202	4.2	10/29/2019

4.2	Warrant Agreement, dated September 13, 2017, by and between the Registrant and Continental Stock Transfer & Trust Company, as warrant agent	8-K	001-38202	4.4	09/18/2017

5.1	Opinion of Latham & Watkins LLP					X

10.1	Form of Indemnification Agreement	S-4	333-233098	10.46	10/03/2019

10.2(1)	2019 Incentive Award Plan	8-K	001-38202	10.2	10/29/2019

10.2(a)(1)	Form of Director Restricted Stock Unit Award Agreement	S-4	333-233098	10.26	08/07/2019

10.2(b)(1)	Form of Restricted Stock Unit Agreement under the 2019 Incentive Award Plan	8-K	001-38202	10.2(b)	10/29/2019

10.2(c)(1)	Form of Stock Option Agreement under the 2019 Incentive Award Plan	8-K	001-38202	10.2(c)	10/29/2019

10.3(1)	Amended and Restated Non-Employee Director Compensation Program	10-Q	001-38202	10.4	05/05/2020

10.4(1)(4)	Amended and Restated Employment Agreement, dated July 13, 2020, by and among the Registrant, Virgin Galactic, LLC and George Whitesides	8-K	001-38202	10.2	07/15/2020

10.5	Form of Restricted Stock Unit Award Agreement with George Whitesides	8-K	001-38202	10.3	07/15/2020

10.6(1)(4)	Employment Agreement, dated October 25, 2019, by and among the Registrant, Virgin Galactic, LLC and Michael Moses	8-K	001-38202	10.5	10/29/2019

10.7(1)(4)	Amended and Restated Employment Agreement, dated January 13, 2020, by and among the Registrant, TSC, LLC, Virgin Galactic Holdings, LLC and Enrico Palermo	S-1/A	333-234770	10.6	2/14/2020

		Incorporated by Reference
Exhibit No.	Exhibit Description	Form	File No.	Exhibit	Filing Date	Filed Herewith
10.8(1)(4)	Employment Agreement, dated October 25, 2019, by and among the Registrant, Virgin Galactic Holdings, LLC and Jonathan Campagna	8-K	001-38202	10.7	10/29/2019

10.9	Employment Agreement, dated July 10, 2020, by and between the Registrant, Virgin Galactic, LLC and Michael Colglazier, Form of Restricted Stock Unit Award Agreement with Michael Colglazier and Form of Stock Option Award Agreement with Michael Colglazier	8-K	001-38202	10.1	07/15/2020

10.10	Purchase Agreement, dated July 9, 2019, by and among the Registrant, Chamath Palihapitiya and Vieco 10 Limited	8-K/A	001-38202	10.1	07/11/2019

10.10(a)	Assignment, Consent and Waiver Agreement, dated October 2, 2019, by and among the Registrant, Chamath Palihapitiya, Vieco 10 Limited and Vieco USA, Inc.	S-4	333-233098	10.19(a)	10/03/2019

10.11	Stockholders’ Agreement, dated October 25, 2019, by and among the Registrant, SCH Sponsor Corp., Chamath Palihapitiya and Vieco USA, Inc.	8-K	001-38202	10.9	10/29/2019

10.11(a)	Joinder to Stockholders’ Agreement, dated March 16, 2020, by and between Vieco 10 Limited and the Registrant	S-1	333-237961	10.9(a)	05/01/2020

10.11(b)	Joinder to Stockholders’ Agreement, dated July 30, 2020, by and among Virgin Investments Limited, Aabar Space, Inc. and the Registrant	8-K	001-38202	99.1	07/31/2020

10.12	Amended and Restated Registration Rights Agreement, dated October 25, 2019, by and among the Registrant, Vieco USA, Inc., SCH Sponsor Corp. and Chamath Palihapitiya.	8-K	001-38202	10.10	10/29/2019

10.12(a)	Joinder to Amended and Restated Registration Rights Agreement, dated March 16, 2020, by and between Vieco 10 Limited and the Registrant	S-1	333-237961	10.10(a)	05/01/2020

10.12(b)	Joinder to Amended and Restated Registration Rights Agreement, dated July 30, 2020, by and among Virgin Investments Limited, Aabar Space, Inc. and the Registrant	8-K	001-38202	99.2	07/31/2020

10.13(2)	Deed of Novation, Amendment and Restatement, dated July 9, 2019, by and among the Registrant, Virgin Enterprises Limited and Virgin Galactic, LLC	S-4	333-233098	10.20	08/07/2019

10.13(a)(2)	Deed of Amendment, dated October 2, 2019, by and among the Registrant, Virgin Enterprises Limited and Virgin Galactic, LLC	S-4	333-233098	10.21(a)	10/03/2019

10.14(2)	U.S. Transition Services Agreement, dated October 25, 2019, by and among TSC LLC, Virgin Galactic, LLC, Galactic Ventures LLC and Virgin Orbit. LLC	8-K	001-38202	10.12	10/29/2019

10.15(2)	U.K. Transition Services Agreement, dated October 25, 2019, by and between Virgin Galactic Limited and Virgin Management Limited	8-K	001-38202	10.13	10/29/2019

10.16(2)	Spacecraft Technology License Agreement, dated September 24, 2004, by and between Mojave Aerospace Ventures, LLC and Virgin Galactic, LLC	S-4	333-233098	10.27	08/07/2019

10.16(a)(2)	Amendment No. 1 to the Spacecraft Technology License Agreement, dated July 27, 2009, by and between Mojave Aerospace Ventures, LLC and Virgin Galactic, LLC	S-4	333-233098	10.28	08/07/2019

		Incorporated by Reference
Exhibit No.	Exhibit Description	Form	File No.	Exhibit	Filing Date	Filed Herewith
10.17	Facilities Lease, dated December 31, 2008, by and between Virgin Galactic, LLC and New Mexico Spaceport Authority	S-4	333-233098	10.29	08/07/2019

10.17(a)	First Amendment to the Facilities Lease, dated 2009, by and between Virgin Galactic, LLC and New Mexico Spaceport Authority	S-4	333-233098	10.30	08/07/2019

10.18	Building 79A Lease Agreement, dated January 1, 2018, by and between Mojave Air and Space Port and TSC, LLC	S-4	333-233098	10.32	09/13/2019

10.19	Land Lease Agreement, dated October 1, 2010, by and between East Kern Airport District and TSC, LLC	S-4	333-233098	10.33	09/13/2019

10.19(a)	Amendment No. 1 to the Land Lease Agreement, dated October 1, 2013, by and between Mojave Air and Space Sport and TSC, LLC	S-4	333-233098	10.34	09/13/2019

10.20	Site 14 Lease Agreement, dated February 18, 2015, by and between Mojave Air and Space Sport and TSC, LLC	S-4	333-233098	10.35	09/13/2019

10.21	First Amendment to the Site 14 Lease Agreement, dated July 1, 2017, by and between Mojave Air and Space Sport and TSC, LLC	S-4	333-233098	10.36	09/13/2019

10.22	Building 79B Lease Agreement, dated March 1, 2013, by and between Mojave Air and Space Port and TSC, LLC	S-4	333-233098	10.37	10/03/2019

10.22(a)	First Amendment to Building 79B Lease, dated June 2, 2014, by and between Mojave Air and Space Port and TSC, LLC	S-4	333-233098	10.38	10/03/2019

21.1	List of Subsidiaries	8-K	001-38202	21.1	10/29/2019

23.1	Consent of KPMG LLP					X

23.2	Consent of Latham & Watkins LLP (included in Exhibit 5.1)					X

24.1	Powers of Attorney (included by reference to the signature page hereto)					X

101.INS	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document					X

101.SCH	Inline XBRL Taxonomy Extension Schema Document					X

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document					X

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document					X

101.LAB	Inline XBRL Taxonomy Extension Labels Linkbase Document					X

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document					X
__________________
(1)Indicates management contract or compensatory plan.
(2)Certain portions of this exhibit (indicated by “[***]”) have been omitted pursuant to Regulation S-K, Item (601)(b)(10).
(3)Schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The Registrant agrees to furnish supplementally a copy of any omitted schedule or exhibit to the SEC upon request.
(4)An attachment to this exhibit has been omitted pursuant to Item 601(a)(5) of Regulation S-K because the information contained therein is not material and is not otherwise publicly disclosed. The Registrant will furnish supplementally a copy of the attachment to the SEC or its staff upon request.

Item 17. Undertakings
The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.
Insofar as indemnification by the Registrant for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registration has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
The Registrant hereby undertakes that:
(1)For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.
(2)For purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Las Cruces, State of New Mexico, on August 3, 2020.

VIRGIN GALACTIC HOLDINGS, INC.

By:	/s/ Michael Colglazier
Michael Colglazier
Chief Executive Officer
SIGNATURES AND POWER OF ATTORNEY
KNOW ALL PERSONS BY THESE PRESENTS, that each person whose individual signature appears below hereby authorizes and appoints Michael Colglazier and Jonathan Campagna, and each of them, with full power of substitution and resubstitution and full power to act without the other, as his or her true and lawful attorney-in-fact and agent to act in his or her name, place and stead and to execute in the name and on behalf of each person, individually and in each capacity stated below, and to file any and all amendments to this Registration Statement on Form S-1, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing, ratifying and confirming all that said attorneys-in-fact and agents or any of them or their or his substitute or substitutes may lawfully do or cause to be done by virtue thereof.
Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE

/s/ Michael Colglazier	Chief Executive Officer (Principal Executive Officer) and Director	August 3, 2020
Michael Colglazier

/s/ Jonathan Campagna	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	August 3, 2020
Jonathan Campagna

/s/ Chamath Palihapitiya	Director	August 3, 2020
Chamath Palihapitiya

/s/ Wanda Austin	Director	August 3, 2020
Wanda Austin

/s/ Adam Bain	Director	August 3, 2020
Adam Bain

/s/ Craig Kreeger	Director	August 3, 2020
Craig Kreeger

/s/ Evan Lovell	Director	August 3, 2020
Evan Lovell

/s/ George Mattson	Director	August 3, 2020
George Mattson

/s/ James Ryans	Director	August 3, 2020
James Ryans